As filed with the Securities and Exchange Commission on October 12, 2005

Registration No. 333-127578

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Boardwalk Pipeline Partners, LP

(Exact name of Registrant as Specified in Its Charter)

Delaware	4922	20-3265614
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

W. Douglas Field

3800 Frederica Street

Owensboro, Kentucky 42301

(270) 926-8686

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Alan P. Baden	Robert V. Jewell
Michael Swidler	William J. Cooper
Vinson & Elkins L.L.P.	Andrews Kurth LLP
666 Fifth Avenue	600 Travis
26th Floor	Suite 4200
New York, New York 10103	Houston, Texas 77002
(212) 237-0000	(713) 220-4200

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated October 12, 2005

PROSPECTUS

BOARDWALK PIPELINE PARTNERS, LP 15,000,000 Common Units Representing Limited Partner Interests

We are a limited partnership recently formed by a subsidiary of Loews Corporation. This is the initial public offering of our common units. We currently estimate that the initial public offering price will be between $             and $             per common unit. Prior to this offering, there has been no public market for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol “BWP.”

Investing in our common units involves risks. See “ Risk Factors” beginning on page 21.

These risks include the following:

•	We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units.

•	Our operations are subject to Federal Energy Regulatory Commission or FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines.

•	Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	Our general partner has call rights that may require you to sell your units at an undesirable time or price.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders will not have sufficient voting power to remove our general partner without Loews’s consent, which could lower the trading price of our common units.

•	You will experience immediate and substantial dilution of $12.45 per common unit.

•	You may be required to pay taxes on our income even if you do not receive any cash distributions from us.

In order to comply with applicable FERC rate-making policies, we require an owner of our units to be an Eligible Holder. Eligible Holders are individuals or entities subject to United States federal income taxation on our income or entities not subject to such taxation so long as all of the entity’s owners are subject to such taxation. If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

	Per Common Unit	Total
Initial Public Offering Price	$	$
Underwriting Discount (a)	$	$
Proceeds to Boardwalk Pipeline Partners, LP (before expenses)	$	$

(a)	Excludes structuring fees aggregating $ .

We have granted the underwriters a 30-day option to purchase up to an additional 2,250,000 common units from us on the same terms and conditions as set forth above if the underwriters sell more than 15,000,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                     , 2005.

Citigroup	Lehman Brothers

Goldman, Sachs & Co.

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

Wachovia Securities

A.G. Edwards

Deutsche Bank Securities

KeyBanc Capital Markets

Raymond James

RBC Capital Markets

                    , 2005

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and results of operations may have changed since that date.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters’ option to purchase additional common units is not exercised, unless otherwise noted. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

References in this prospectus to “Boardwalk Pipeline Partners, LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business of Boardwalk Pipelines, LLC and its subsidiaries, which is being contributed to Boardwalk Pipeline Partners, LP in connection with this offering. When used in the present tense or prospectively, those terms refer to Boardwalk Pipeline Partners, LP and its subsidiaries. References in this prospectus to our “general partner” refer to Boardwalk GP, LP and/or Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, as appropriate. All references to “Loews” refer to Loews Corporation, the ultimate parent company of our general partner. We include a glossary of some of the terms used in this prospectus as Appendix D.

Boardwalk Pipeline Partners, LP

We are a limited partnership recently formed by a subsidiary of Loews Corporation and are engaged in the interstate transportation, gathering and storage of natural gas. This is the initial public offering of our common units. We expect the initial public offering price to be between $             and $             per common unit. Our common units are entitled to receive minimum quarterly distributions of $0.35 per unit, or $1.40 per unit on an annualized basis, before any distribution is paid on our subordinated units.

We own and operate two interstate natural gas pipeline systems, with approximately 13,470 miles of pipeline, directly serving customers in 11 states and indirectly serving customers throughout the northeastern and southeastern United States through numerous interconnections with unaffiliated pipelines. In 2004, our pipeline systems transported approximately 1,380 Bcf of gas. Average daily throughput on our pipeline systems during 2004 was approximately 3.8 Bcf. Our natural gas storage facilities are comprised of 11 underground storage fields located in four states with aggregate certificated working gas capacity of approximately 124 Bcf.

We conduct all of our operations through two subsidiaries:

•	Texas Gas Transmission, LLC (“Texas Gas”) operates approximately 5,900 miles of natural gas pipeline located in Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio, and Illinois having a peak-day delivery capacity of approximately 2.8 Bcf, and nine underground natural gas storage fields located in Indiana and Kentucky with aggregate certificated working gas capacity of approximately 55 Bcf.

•	Gulf South Pipeline Company, LP (“Gulf South”) operates approximately 7,570 miles of natural gas pipeline, including approximately 870 miles of gathering pipeline, located in Texas, Louisiana, Mississippi, Alabama and Florida having a peak-day delivery capacity of approximately 3.5 Bcf, and two underground natural gas storage fields located in Louisiana and Mississippi with aggregate certificated working gas capacity of approximately 69 Bcf.

We transport and store natural gas for a broad mix of customers, including local gas distribution companies (“LDCs”), municipalities, interstate and intrastate pipelines, direct industrial users, electric power generators, marketers and producers. In addition to serving directly connected markets, our pipeline systems have access to customers in the northeastern and southeastern United States through numerous interconnections with unaffiliated pipelines. Our maximum transportation and gathering rates are established by and subject to review and revision by the Federal Energy Regulatory Commission (“FERC”). Our maximum transportation and gathering rates are designed to allow us an opportunity to recover our costs and earn a reasonable return on equity, provided market circumstances so permit. Our storage rates for Texas Gas are cost-based while our storage rates for Gulf South are market-based.

We provide a significant portion of our pipeline transportation and storage services under firm contracts under which our customers pay monthly capacity reservation charges (which are charges owed to us regardless of actual pipeline or storage capacity utilization) as well as other charges based on utilization. For the six months ended June 30, 2005, approximately 67% of our revenues were derived from capacity reservation charges under firm contracts, approximately 20% of our revenues were derived from other charges based on actual utilization under firm contracts and approximately 13% of our revenues were derived from interruptible transportation and storage services and other services. See “Business—Nature of Contracts.” As of June 30, 2005, our firm transportation and storage contracts had an average remaining life of approximately three years. Our portfolio of firm contracts mitigates the risk to us of revenue fluctuations due to changes in weather or supply and demand conditions and provides us with greater stability of cash flows.

Please read “—Summary Historical Financial and Operating Data” and “—Unaudited Pro Forma Consolidated Financial Data” for information regarding our financial and operating results.

Business Strategy

Our objective is to increase distributable cash flow per common and subordinated unit. The key elements of our business strategy are as follows:

•	Pursue pipeline and storage expansions and other business opportunities arising in our market and supply areas;

•	Integrate our pipeline systems with existing and proposed LNG terminals along the Gulf Coast;

•	Continue to explore operational efficiencies between our Texas Gas and Gulf South pipeline systems; and

•	Expand our existing asset base through accretive acquisitions of complementary assets.

Competitive Strengths

We believe we are well positioned to execute our business strategy because:

•	Our assets are well located to transport natural gas from prolific supply regions to high demand markets;

•	Our cash flow is relatively stable due to the monthly capacity reservation charges received on our firm transportation and storage contracts and the fee-based nature of our business;

•	We have financial flexibility to pursue growth opportunities;

•	Our relationship with Loews provides us with access to additional strategic guidance, financial expertise and a potential source of capital; and

•	Our management team has on average more than 20 years of experience in the natural gas pipeline and storage business.

Recent Developments

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of our Gulf South pipeline assets and a smaller portion of our Texas Gas pipeline assets are located in the area directly impacted by the hurricanes.

Our Gulf South system experienced damage to its gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage. Our Texas Gas system experienced only minimal damage. Our pipelines continued to operate throughout the hurricanes and thereafter and the vast majority of service to our customers has not been interrupted. We do not expect the cost of damages to exceed $10.0 million, based upon current estimates, and we anticipate that a portion of these costs will be covered by insurance. However, we are still assessing the extent of the damages caused by and the repairs, cleanup, lost gas and other storm related expenditures relating to Hurricane Katrina, including the possible relocation of pipeline facilities, and the cost of damages could be higher than our current estimates.

Hurricanes Katrina and Rita have impacted our business in a number of other ways as well:

•	The destruction of facilities of some of our customers in the affected region, such as the cities of New Orleans, Gulfport and Bay St. Louis and various industrial end user customers, has reduced the amount of gas they are taking from our system. The industrial customers are primarily under interruptible contracts and the reduced throughput will result in a direct reduction of our revenues. The municipalities and local distribution companies are primarily served under firm transportation and storage contracts and, as a result, are still obligated to pay capacity reservation charges to us notwithstanding the reduced throughput. However, we cannot predict the extent to which we may become unable to collect these capacity reservation charges or other obligations to us, such as payables for imbalance gas, including because of the filing for bankruptcy protection by our customers, such as Entergy New Orleans, Inc. Any available capacity on our system as a result of this reduced throughput would be available to be sold to other customers.

•	Damage to facilities of some of our natural gas suppliers has reduced the supply of gas available to our transportation customers at certain locations along the Gulf Coast. For example, the Venice, Louisiana gas processing plant which supplied Gulf South with up to 600,000 Mcf/day was severely damaged by the storm and will not be operational for up to six months. Reduced supply decreases the transportation opportunities of our customers on our system, resulting in reduced commodity revenues, including interruptible service charges and fuel charges.

•	Natural gas commodity prices have increased sharply following the hurricanes, which could result in reduced overall demand for natural gas by industrial customers which would negatively impact our commodity revenues from discretionary transportation. Higher natural gas prices could also positively or negatively impact our parking and lending and interruptible storage services, depending on price volatility.

•	As a result of damage to some of our gas metering equipment, we have not been able to accurately measure the amount of natural gas flowing through our system at certain points, which could lead to disputes with affected customers.

•	As a result of the planned reconstruction of New Orleans, Biloxi and other cities and industrial facilities damaged by the hurricanes, we could be required to relocate some of our pipeline facilities, possibly at our expense.

•

Gulf South, along with other interstate pipelines and major natural gas producers, has been named in a Hurricane Katrina-related class action lawsuit. The lawsuit alleges that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that the undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. It is too early to assess the merits of this suit. We anticipate that we may be named in additional lawsuits related to the hurricanes.

Although we do not currently anticipate that the overall impact of Hurricanes Katrina and Rita will be materially adverse to our business, financial condition and results of operations, in light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact on our business, financial condition and results of operations in the near or longer term. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside of our control, as are many of the other factors described above. The direct and indirect impact on us from the hurricanes could have a material adverse effect on us. Please read “Risk Factors—Risks Inherent in Our Business—The impact of Hurricanes Katrina and Rita could have a material adverse effect on our business, financial condition and results of operations.”

Summary of Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Those risks are described under the caption “Risk Factors” beginning on page 21 and include, among others:

Risks Inherent in Our Business

•	We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner.

•	Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and to make distributions to you.

•	The impact of Hurricanes Katrina and Rita could have a material adverse effect on our business, financial condition and results of operations.

•	We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations and ability to make distributions to you.

•	Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

•	Because of the natural decline in gas production from existing wells, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control. Any decrease in supplies of natural gas in our supply areas could adversely affect our business and operating results.

•	Successful development of LNG import terminals in the eastern or northeastern United States could reduce the demand for our services.

•	We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates.

•	We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues and cash available to make distributions to you.

•	Significant changes in natural gas prices could affect supply and demand, reducing system throughput and adversely affecting our revenues and cash available to make distributions to you.

Risks Inherent in an Investment in Us

•	Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

•	A subsidiary of Loews, as our controlling unitholder and the sole owner of our general partner, will have the power to appoint and remove our directors and management.

•	If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

•	Our general partner has call rights that may require you to sell your common units at an undesirable time or price.

•	Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

•	Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders will not have sufficient voting power to remove our general partner without Loews’s consent, which could lower the trading price of our common units.

•	You will experience immediate and substantial dilution of $12.45 per common unit.

•	We may issue additional units without your approval, which would dilute your ownership interests.

•	Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.

Tax Risks

•	Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service (the “IRS”) were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash distributions to you would be substantially reduced.

•	If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest may reduce our cash distributions to you.

•	You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

The Transactions

General

We are a Delaware limited partnership recently formed by a subsidiary of Loews Corporation to own and operate the business that has been conducted by Boardwalk Pipelines, LLC and its subsidiaries, Texas Gas and Gulf South.

In connection with the closing of this offering, the following will occur:

•	Boardwalk Pipelines, LLC will distribute $130.5 million of cash, receivables and other working capital assets to Boardwalk Pipelines Holding Corp. (“BPHC”), a wholly owned subsidiary of Loews;
•	Boardwalk Pipelines, LLC will convert to a Delaware limited partnership known as Boardwalk Pipelines, LP (before and after such conversion, “Boardwalk Pipelines”);

•	BPHC will, directly and indirectly, contribute to us all the equity interests of Boardwalk Pipelines;

•	We will borrow approximately $43.0 million under a credit facility to reimburse BPHC for capital expenditures it has incurred in connection with the acquisition of Gulf South;

•	We will assume $250.0 million of indebtedness to Loews from BPHC;

•	We will issue 53,256,122 common units and 33,093,878 subordinated units to an affiliate of Loews, representing an aggregate 83.5% limited partner interest in us;

•	We will issue to our general partner, a subsidiary of Loews, a 2% general partner interest in us and all of our incentive distribution rights, which entitle our general partner to an increasing percentage of the cash we distribute in excess of $0.4025 per unit per quarter; and

•	We will issue 15,000,000 common units to the public in this offering, representing a 14.5% limited partner interest in us, and will use the net proceeds from this offering as described under “Use of Proceeds.”

Management and Ownership

Our general partner, Boardwalk GP, LP, a Delaware limited partnership (“Boardwalk GP”), will manage our operations and activities. As a limited partnership, Boardwalk GP does not have a board of directors and is managed by its general partner, Boardwalk GP, LLC, a Delaware limited liability company (“BGL”). BGL will have a board of directors (the “Board of Directors” or “Board”). Loews indirectly owns 100% of the equity interests in BGL and Boardwalk GP. For information about the executive officers and directors of BGL, please read “Management—Directors and Executive Officers of Boardwalk GP, LLC.” Our general partner and its affiliates will be entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including overhead allocated to us by Loews consistent with accounting and cost allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our general partner will also be entitled to distributions on its general partner interest and, if specified requirements are met, on its incentive distribution rights. Please read “Certain Relationships and Related Party Transactions” and “Management—Executive Compensation.”

Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or its directors.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 3800 Frederica Street, Owensboro, Kentucky, 42301, and our phone number is (270) 926-8686. Our website is located at http://www.                                         . We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the “SEC”) available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Organizational Chart

The following diagram depicts our organizational structure after giving effect to this offering and the related transactions.

Ownership of Boardwalk Pipeline Partners, LP

Public Common Units	14.5%
Interest of Loews and affiliates:
Common Units	51.5%
Subordinated Units	32.0%
General Partner Interest	2.0%

100.0%

Summary of Conflicts of Interest and Fiduciary Duties

Boardwalk GP, our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a “fiduciary duty.” However, because our general partner is indirectly owned by Loews, the officers and directors of BGL have fiduciary duties to manage the business of Boardwalk GP and BGL in a manner beneficial to Loews. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders.

For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Restrictions on Ownership of Common Units

In order to comply with certain FERC rate-making policies applicable to entities like us that pass-through their taxable income to their owners, we have adopted requirements regarding our owners. Our partnership agreement requires that a transferee of common units, including the underwriters and those who purchase common units from the underwriters, properly complete and deliver to us a transfer application containing a certification as to a number of matters, including the status of the transferee, or all its owners, as being subject to United States federal income taxation on the income generated by us. In addition, our general partner may require any owner of our units to recertify its status as being subject to United States federal income taxation on the income generated by us. The form or forms used for any such recertification will be specified by our general partner and may be changed in any manner our general partner determines necessary or appropriate. If a transferee does not properly complete the transfer application or recertification, for any reason, the transferee will have no right to receive any distributions or allocations of income or loss on its common units or to vote its units on any matter and we have the right to redeem such units at a price which is equal to the lower of the transferee’s purchase price or the then-current market price of such units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. See “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.”

The Offering

Common units offered to the public	15,000,000 common units.

17,250,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	68,256,122 common units representing a 66.0% limited partner interest in us and 33,093,878 subordinated units representing a 32.0% limited partner interest in us.

If the underwriters exercise their option to purchase additional common units in full, the units outstanding after this offering will be 70,506,122 common units representing a 66.7% limited partner interest in us and 33,093,878 subordinated units representing a 31.3% limited partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of $280.8 million from this offering to:

•	repay $250.0 million of the indebtedness to Loews that we will assume from BPHC;

•	provide approximately $28.4 million of additional working capital; and

•	pay transaction expenses estimated at approximately $2.4 million.

At or prior to the closing of this offering, we expect to borrow approximately $43.0 million under a credit facility to reimburse BPHC for capital expenditures it has incurred in connection with the acquisition of Gulf South. The net proceeds from any exercise of the underwriters’ option to purchase additional common units will be used to reduce amounts outstanding under the credit facility.

Cash distributions

We intend to make minimum quarterly distributions of $0.35 per common unit to the extent we have sufficient available cash after establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner. We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement, in “How We Make Cash Distributions—Definition of Available Cash” and in the glossary of terms attached as Appendix D. The amount of available cash may be greater or less than the aggregate amount associated with payment of the minimum quarterly distribution on all common units. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the holders of common units and 2% to our general partner, until each common unit has received the minimum quarterly distribution of $0.35 plus any arrearages from prior quarters;

•	second, 98% to the holders of subordinated units and 2% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.35; and

•	third, 98% to all common and subordinated unitholders, pro rata, and 2% to our general partner, until each common and subordinated unit has received a distribution of $0.4025.

If cash distributions exceed $0.4025 per unit in a quarter, our general partner will receive increasing percentages, up to 50% (including its 2% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” Our general partner will initially hold all of the incentive distribution rights. Please read “How We Make Cash Distributions—Incentive Distribution Rights.”

We believe that, based on the assumptions and considerations included in “Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations” of this prospectus, we will have sufficient available cash to pay the full minimum quarterly distributions for the twelve months ending June 30, 2006. We estimate that our pro forma available cash for the year ended December 31, 2004 would have been sufficient to pay the full minimum quarterly distribution on the common units and 72.6% of the minimum quarterly distribution on the subordinated units during this period. We estimate that our pro forma available cash for the twelve months ended June 30, 2005 would have been sufficient to pay the full minimum quarterly distribution on the common units and 92.7% of the minimum quarterly distribution on the subordinated units during this period. These calculations are based upon an assumption that the underwriters exercise their option to purchase additional common units in full and that our general partner maintains its 2% general partner interest. Please read “Cash Distribution Policy and Restrictions on Distributions—Pro Forma Available Cash.”

Subordination period

During the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Except as described below, the subordination period cannot end before September 30, 2008. The subordination period will end upon the earlier of:

•	the date two business days after:

•	we have paid quarterly distributions in the amount of at least $0.35 per common and subordinated unit for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date; and

•	the cash generated from our operations available to pay the distributions during the periods referred to above equaled on a quarterly basis at least $0.35 per common and subordinated unit on a fully diluted basis during those periods and on the 2% general partner interest during those periods;

•	the date two business days after:

•	we have paid quarterly distributions in the amount of at least $0.525 per common and subordinated unit for the four-quarter period immediately preceding that date; and

•	the cash generated from our operations available to pay the distributions during the period referred to above equaled on a quarterly basis at least $0.525 per common and subordinated unit on a fully diluted basis during that period and on the 2% general partner interest during that period; or

•	the date our general partner is removed as our general partner where cause (as defined in our partnership agreement) does not exist and no units held by our general partner and its affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages. Please read “How We Make Cash Distributions—Subordination Period.”

Issuance of additional units

Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Securities.”

Voting rights

Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Loews will own an aggregate of approximately 85.2% of our common and subordinated units (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full). This will give Loews the practical ability to prevent removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Eligible Holders and redemption	Only Eligible Holders will be entitled to receive distributions or be allocated income or loss from us. Eligible Holders are:

•	individuals or entities subject to United States federal income taxation on the income generated by us; or

•	entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation.

We have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common and subordinated units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the lesser of the holder’s purchase price and the then-current market price of the units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Please read “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.”

Limited call rights	Our general partner has the following call rights which it may assign to any of its affiliates:

•	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed; and

•	If (a) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates we can charge our customers and (b) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other classes of our equity securities, then within 90 days of receiving such opinion, our general partner has the right, but not the obligation, to purchase all of the equity securities (including common units) not owned by it and its affiliates, at a purchase price equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before notice of exercise of the call right is first mailed.

Please read “The Partnership Agreement—Limited Call Rights.”

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be         % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $             per unit,

we estimate that your average allocated federal taxable income per year will be no more than $             per unit. Please read “Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions” for the basis of this estimate.

Material tax consequences

For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange (the “NYSE”) under the symbol “BWP.”

Summary Historical Financial and Operating Data

The following table presents summary historical financial and operating data for our predecessor, Boardwalk Pipelines, and its predecessor, Texas Gas, as of the dates and for the periods indicated. Boardwalk Pipelines was formed in April 2003 to acquire all of the outstanding capital stock of Texas Gas, the acquisition of which was completed on May 16, 2003. Because Boardwalk Pipelines had no assets or operations prior to its acquisition of Texas Gas, we refer to Texas Gas as the predecessor of both Boardwalk Pipelines and us. The summary historical financial and operating data is derived from the historical consolidated financial statements of Boardwalk Pipelines and the historical financial statements of Texas Gas included elsewhere in this prospectus.

The acquisition of Texas Gas was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. As a result, the financial statements of Texas Gas for the periods prior to May 16, 2003 are not directly comparable to our financial statements subsequent to that date. The consolidated financial and operating data have been separated by a bold vertical line separating Texas Gas predecessor financial data from Boardwalk Pipelines since its inception.

The acquisition of Gulf South by Boardwalk Pipelines in December 2004 was also accounted for using the purchase method of accounting. Accordingly, the post-acquisition financial information included below reflects the purchase. Because the acquisition occurred in December 2004, the accounting effect of the acquisition had its greatest impact on our statement of financial position as of December 31, 2004. As a result, our results of operations for the six months ended June 30, 2004 are not readily comparable with our results of operations for the six months ended June 30, 2005.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business. As used herein, Adjusted EBITDA means earnings before interest, income taxes, depreciation, amortization and miscellaneous other income. We believe the adjustments for miscellaneous other income, primarily all of which are either non-cash or non-recurring items, are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure. This measure is not calculated or presented in accordance with generally accepted accounting principles (“GAAP”). We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. The financial data should be read in conjunction with the financial statements and the notes thereto included in this prospectus.

	Texas Gas				Boardwalk Pipelines
	Year Ended December 31,			Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30,
	2000	2001	2002				2004	2005
	(in thousands)
Statements of Operations Data
Operating Revenues:
Gas Transportation	$255,181	$244,124	$260,662	$111,622	$138,693	$253,349	$133,369	$240,511
Gas Storage	2,516	2,674	2,317	814	2,435	7,428	2,589	19,569
Other	4,459	4,787	3,695	1,011	1,732	2,830	1,640	8,299

Total operating revenues	262,156	251,585	266,674	113,447	142,860	263,607	137,598	268,379

Operating Costs and Expenses:
Operation and maintenance	54,927	53,479	51,389	16,097	25,430	48,334	20,093	67,773
Administrative and general	51,824	46,746	52,989	13,642	29,646	52,533	26,299	37,979
Depreciation and amortization	44,781	45,821	37,806	16,092	20,544	33,977	16,731	35,059
Taxes other than income taxes	14,335	11,712	16,033	6,077	10,690	19,044	8,330	14,559

Total operating costs and expenses	165,867	157,758	158,217	51,908	86,310	153,888	71,453	155,370

Operating income	96,289	93,827	108,457	61,539	56,550	109,719	66,145	113,009

Other Deductions (Income):
Interest expense	19,805	21,678	20,490	7,392	19,368	29,729	15,177	29,665
Interest income from affiliates	(5,149)	(3,434)	(1,468)	(1,965)	(21)	(375)	(61)	(957)
Miscellaneous other income, net	(4,034)	(32)	(3,311)	(749)	(352)	(793)	(486)	(1,334)

Total other deductions	10,622	18,212	15,711	4,678	18,995	28,561	14,630	27,374

Income before income taxes	85,667	75,615	92,746	56,861	37,555	81,158	51,515	85,635
Provision for income taxes	33,420	30,484	36,647	22,387	—	—	—	—
Charge-in-lieu of income taxes	—	—	—	—	15,104	32,333	20,488	34,073

Net Income	$52,247	$45,131	$56,099	$34,474	$22,451	$48,825	$31,027	$51,562

Other Financial Data
Total capital expenditures, net of allowance for funds used during construction	$65,894	$108,353	$27,448	$43	$34,749	$41,920	$6,958	$33,018
Adjusted EBITDA	$141,070	$139,648	$146,263	$77,631	$77,094	$143,696	$82,876	$148,068

	Texas Gas			Boardwalk Pipelines
	As of December 31,			As of December 31,		As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statements of Financial Position Data
Property, plant and equipment, net	$997,509	$1,061,278	$1,085,526	$703,521	$1,842,123	$694,917	$1,847,034
Total assets	1,311,490	1,396,519	1,412,148	1,238,627	2,477,414	1,201,411	2,447,215
Long-term debt	250,533	250,174	249,781	548,115	1,106,135	530,987	1,100,886
Total stockholder’s equity	665,449	685,580	731,679	—	—	—	—
Total member’s equity	—	—	—	523,361	1,092,927	524,388	1,105,801

Operating Data (amounts in Tbtu)
Transportation volumes	737.8	709.8	669.5	662.0	675.4	350.2	676.4
Average daily transportation volumes	2.0	1.9	1.8	1.8	1.8	1.9	3.8
Average daily firm reserved capacity	2.1	2.1	2.2	2.2	2.2	2.4	5.1

Non-GAAP Financial Measure

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess:

•	our financial performance without regard to financing methods, capital structure or historical cost basis;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•	our operating performance and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning Adjusted EBITDA because Adjusted EBITDA provides additional information as to our ability to meet our fixed charges and is presented solely as a supplemental measure. However, viewing Adjusted EBITDA as an indicator of our ability to make cash distributions on our common units should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than making distributions. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Adjusted EBITDA is not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis, as applicable, for each of the periods presented below:

	Texas Gas				Boardwalk Pipelines
	Year Ended December 31,			Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30,
	2000	2001	2002				2004	2005
	(in thousands)
Net income	$52,247	$45,131	$56,099	$34,474	$22,451	$48,825	$31,027	$51,562
Provision for income taxes	33,420	30,484	36,647	22,387	—	—	—	—
Charge-in-lieu of income taxes	—	—	—	—	15,104	32,333	20,488	34,073
Depreciation and amortization	44,781	45,821	37,806	16,092	20,544	33,977	16,731	35,059
Interest expense	19,805	21,678	20,490	7,392	19,368	29,729	15,177	29,665
Interest income from affiliates	(5,149)	(3,434)	(1,468)	(1,965)	(21)	(375)	(61)	(957)
Miscellaneous other income, net (a)	(4,034)	(32)	(3,311)	(749)	(352)	(793)	(486)	(1,334)

Adjusted EBITDA	$141,070	$139,648	$146,263	$77,631	$77,094	$143,696	$82,876	$148,068

(a)	Primarily consists of certain non-cash allowances for funds used during construction and non-recurring gains and loss on disposal of equipment. We believe the adjustments for miscellaneous other income are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure.

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Boardwalk Pipelines and its subsidiaries for 2004, included elsewhere in this prospectus, which included the post-acquisition three day financial information for Gulf South. The unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated statements of operations give effect to the following transactions as if such transactions had occurred at the beginning of the periods presented:

•	Boardwalk Pipelines’ acquisition of Gulf South;

•	the issuance of notes for the permanent financing of the acquisition of Gulf South and the application of the proceeds therefrom;

•	the assumption of $250.0 million in indebtedness to Loews from BPHC in connection with the contribution of its interests in Boardwalk Pipelines to us;

•	the borrowing of approximately $43.0 million under our credit facility;

•	the distribution of $130.5 million of cash, receivables and other working capital assets by Boardwalk Pipelines to BPHC; and

•	this offering.

Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma consolidated financial data is based on certain assumptions and adjustments that we consider reasonable and should not be considered indicative of actual results that would have been achieved had the acquisition of Gulf South and the offering of the common units in fact occurred on the dates specified, nor is it necessarily indicative of consolidated results of operations as of any future date or for any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with the information contained herein and the financial statements of Boardwalk Pipelines and the notes thereto, which are included in this registration statement.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure above and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. The financial data should be read in conjunction with the financial statements and the notes thereto included in this prospectus.

	Boardwalk Pipelines Unaudited Pro Forma Consolidated Statements of Operations
	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Statements of Operations Data:
Operating Revenues:
Gas transportation	$453,482	$240,511
Gas storage	30,009	19,569
Other	20,895	8,299

Total operating revenues	504,386	268,379

Operating Costs and Expenses:
Operation and maintenance	144,812	67,773
Administrative and general	77,675	37,979
Depreciation and amortization (a)	70,777	35,059
Taxes other than income taxes	25,718	14,559

Total operating costs and expenses	318,982	155,370

Operating income	185,404	113,009

Other Deductions (Income):
Interest expense (b)	63,153	31,064
Interest income from affiliates (c)	—	—
Miscellaneous other deductions (income)	3,196	(1,334)

Total other deductions	66,349	29,730

Net Income	$119,055	$83,279

Other Financial Data:
Adjusted EBITDA	$256,181	$148,068

(a)	Reflects the pro forma depreciation and amortization expense adjustment related to the acquisition of Gulf South of $0.6 million for the year ended December 31, 2004.
(b)	Reflects the pro forma interest expense as a result of the notes offering associated with the Gulf South acquisition, the reclassification of interest income previously netted with interest expense, the elimination of the interest on the bridge loan which was outstanding from the date of the acquisition of Gulf South through the date the bridge loan was refinanced by the issuance of the notes, and interest on borrowings under our credit facility that we expect to enter into at or prior to closing.

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Interest expense as reported on financial statements	$29,729	$29,665
Pro forma amounts:
Interest expense (income) reported by Gulf South pre-acquisition	89	—
$300 million 5.50% Notes issued January 2005	16,500	733
$275 million 5.05% Notes issued January 2005	13,888	617
Amortization of debt discount/expense on Notes issued in 2005	603	30
Interest on credit facility, assuming an interest rate of 4.25%	1,828	914
Elimination of interest on bridge loan	(158)	(895)
Elimination of interest income netted with interest expense	674	—

Pro forma interest expense	$63,153	$31,064

(c)	Reflects the elimination of an advance receivable from a subsidiary of Loews and the corresponding interest income earned on the advance balance of $0.4 million and $1.0 million for the year ended December 31, 2004 and six months ended June 30, 2005, respectively.

Non-GAAP Financial Measure

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis, as applicable, for each of the periods presented below:

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Net income	$119,055	$83,279
Depreciation and amortization	70,777	35,059
Interest expense	63,153	31,064
Miscellaneous other income, net (a)	3,196	(1,334)

Adjusted EBITDA	$256,181	$148,068

(a)	Primarily consists of certain non-cash allowances for funds used during construction and non-recurring gains and loss on disposal of equipment. We believe the adjustments for miscellaneous other income are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient available cash to enable us to pay the minimum quarterly distribution on our common units following establishment of cash reserves and payment of fees and expenses, including reimbursement of expenses to our general partner.

We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the effects of competition on the rates we may charge for our transportation, gathering and storage services and the volumes of natural gas our customers transport or store;

•	the overall demand for natural gas in the markets we serve and the quantities of natural gas available for transport;

•	competition from alternative fuels;

•	regulatory action affecting the demand for natural gas, the supply of natural gas, the rates we can charge, how we contract for services, our existing contracts, our operating costs or operating flexibility;

•	weather conditions impacting the consumption of natural gas and weather-related and other natural disasters damaging our facilities and those of our customers and suppliers;

•	force majeure or terrorist acts which could interrupt or otherwise adversely impact our operations and costs;

•	reduction in demand for natural gas caused by high natural gas prices;

•	regulatory and economic limitations on the development of LNG import terminals in the Gulf Coast region;

•	successful development of LNG import terminals in the eastern or northeastern United States, which could reduce the need for gas transported on our pipeline systems;

•	difficulties in collecting our receivables (including loaned gas) because of credit or financial problems of major customers;

•	the level of our operating costs, including reimbursement of expenses to our general partner; and

•	prevailing economic and market conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors such as:

•	the level of capital expenditures we make;

•	the restrictions contained in our credit agreement and our debt service requirements;

•	the cost of acquisitions, if any;

•	fluctuations in our working capital needs;

•	the amount of fees and expenses we incur, including reimbursement of expenses to our general partner;

•	our ability to make working capital and other borrowings to make distributions to our unitholders; and

•	the amount, if any, of cash reserves established by our general partner in its discretion.

The amount of cash we have available for distribution to unitholders depends primarily on our cash flow and not solely on profitability.

The amount of cash we have available for distribution depends primarily on our cash flow, including cash flow from financial reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The amount of available cash we will need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the 2% general partner interest to be outstanding immediately after this offering is approximately $148.0 million. Pro forma available cash to make distributions generated during 2004 and the twelve months ended June 30, 2005 would not have been sufficient to allow us to pay the full minimum quarterly distribution on the common and subordinated units and the 2% general partner interest during these periods. These calculations assume that the underwriters exercise their option to purchase additional common units in full and that our general partner maintains its 2% general partner interest. For a calculation of our ability to make distributions to unitholders based on our pro forma results in 2004 and for the twelve months ended June 30, 2005, please read “Cash Distribution Policy and Restrictions on Distributions.”

Our natural gas transportation, gathering and storage operations are subject to FERC rate-making policies that could have an adverse impact on our ability to establish rates that would allow us to recover the full cost of operating our pipelines, including a reasonable return, and our ability to make distributions to you.

Action by FERC on currently pending matters as well as matters arising in the future could adversely affect our ability to establish rates, or to charge rates that would cover future increases in our costs, or even to continue to collect rates that cover current costs. On April 29, 2005, Texas Gas filed a rate case. The rate case reflects a requested increase in annual cost of service, primarily attributable to increases in the utility rate base, operating expenses, and rate of return and related taxes. The proposed rates will become effective on November 1, 2005, subject to refund in the event lower maximum rates are established as a result of a settlement or hearing. We cannot assure you that we will be able to recover all of our costs through existing or future rates. An adverse determination in Texas Gas’s pending rate case, or in any future rate proceeding of Texas Gas or Gulf South, could have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to make distributions to you.

In a decision last year involving an oil pipeline limited partnership, BP West Coast Products, LLC v. FERC, the United States Court of Appeals for the District of Columbia Circuit vacated FERC’s Lakehead policy. In its Lakehead decision, FERC allowed an oil pipeline limited partnership to include in its cost of service an income tax allowance to the extent that its unitholders were corporations subject to income tax. In May 2005, FERC issued a statement of general policy, as well as an order on remand of BP West Coast. According to the policy statement, pipelines, including those organized as partnerships, can include in computing their cost of service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all entities or individuals owning public utility assets, if the pipeline establishes that the entities or individuals have an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. Although the new policy affords pipelines that are organized as pass-through entities an opportunity to recover a tax allowance, FERC has not indicated what is required to establish such actual or potential income tax liability for all owners. The new tax allowance policy as applied to the BP West Coast decision is subject to rehearing and possible further action by the United States Court of Appeals for the District of Columbia Circuit or another court on appeal. Further, application of FERC’s policy statement in individual cases may be subject to further FERC action or review in the appropriate Court of Appeals. Therefore, the ultimate outcome of these proceedings is not certain and could result in changes to FERC’s treatment of income tax allowances in cost of service. If Texas Gas or Gulf South were to file a rate case, we would be required to establish pursuant to the new policy statement that the inclusion of an income tax allowance in our cost of service was just and reasonable. To establish that our tax allowance is just and reasonable, our general partner may elect to require owners of our units to recertify their status as being subject to United States federal income taxation on the income generated by us. See “Description of the Common Units—Transfer of Common Units” and “The Partnership Agreement—Non-Taxpaying Assignees; Redemption.” If we are unable to establish that our unitholders, or our unitholders’ owners, are subject to United States federal income taxation on the income generated by us, FERC could disallow a substantial portion of Texas Gas’ or Gulf South’s income tax allowance. If FERC were to disallow a substantial portion of Texas Gas or Gulf South’s income tax allowance, it is likely that the level of maximum lawful rates could decrease from current levels. If the FERC policy is reversed or implemented in a manner that is disadvantageous to us, our general partner’s call right may be triggered. See “—Risks Inherent In An Investment In Us—Our general partner has call rights that may require you to sell your common units at an undesirable time or price.”

Our natural gas transportation, gathering and storage operations are subject to extensive regulation by FERC in addition to FERC rules and regulations related to the rates we can charge for our services.

FERC’s regulatory authority also extends to:

•	operating terms and conditions of service;

•	the types of services we may offer to our customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records; and

•	relationships with affiliated companies involved in all aspects of the natural gas and electricity businesses.

FERC action in any of these areas or modifications of its current regulations can adversely impact our ability to compete for business, the costs we incur in our operations, the construction of new facilities or our ability to recover the full cost of operating our pipelines. For example, the development of uniform interstate gas quality standards by FERC could create two distinct markets for natural gas—an interstate market subject to uniform minimum quality standards and an intrastate market with no uniform minimum quality standards. Such a bifurcation of markets could make it difficult for our pipelines to compete in both markets or to attract certain gas supplies away from the intrastate market. Another example is the time FERC takes to approve the construction of new facilities which could give our non-regulated competitors time to offer alternative projects or raise the costs of our projects to the point where they are no longer economic.

FERC has authority to review pipeline contracts. If FERC determines that a term of any such contract deviates in a material manner from a pipeline’s tariff, FERC typically will order the pipeline to remove the term from the contract and execute and refile a new contract with FERC or, alternatively, to amend its tariff to include the deviating term, thereby offering it to all shippers. If FERC audits a pipeline’s contracts and finds deviations that appear to be unduly discriminatory, FERC could conduct a formal enforcement investigation, resulting in serious penalties and/or onerous ongoing compliance obligations.

Should we fail to comply with all applicable FERC administered statutes, rules, regulations and orders, we could be subject to substantial penalties and fines. Under the recently enacted Energy Policy Act of 2005, FERC has civil penalty authority under the Natural Gas Act (the “NGA”) to impose penalties for current violations of up to $1,000,000 per day for each violation. See “Business—FERC Regulation and Rate Matters—Energy Policy Act of 2005.”

Finally, we cannot give any assurance regarding the likely future regulations under which we will operate our natural gas transportation, gathering and storage businesses or the effect such regulation could have on our business, financial condition, results of operations and ability to make distributions to you.

The impact of Hurricanes Katrina and Rita could have a material adverse effect on our business, financial condition and results of operations.

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of our Gulf South pipeline assets and a smaller portion of our Texas Gas pipeline assets are located in the area directly impacted by the hurricanes.

Our Gulf South system experienced damage to its gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage.

Hurricanes Katrina and Rita have impacted our business in a number of other ways as well:

•	The destruction of facilities of some of our customers in the affected region, such as the cities of New Orleans, Gulfport and Bay St. Louis and various industrial end user customers, has reduced the amount of gas they are taking from our system. We cannot predict the extent to which we may become unable to collect these capacity reservation charges or other obligations to us, such as payables for imbalance gas, including because of the filing for bankruptcy protection by our customers, such as Entergy New Orleans, Inc.

•	Damage to facilities of some of our natural gas suppliers has reduced the supply of gas available to our transportation customers at certain locations along the Gulf Coast. Reduced supply decreases the transportation opportunities of our customers on our system, resulting in reduced commodity revenues, including interruptible service charges and fuel charges.

•	Natural gas commodity prices have increased sharply following the hurricanes, which could result in reduced overall demand for natural gas by industrial customers which would negatively impact our commodity revenues from discretionary transportation.

•	As a result of damage to some of our gas metering equipment, we have not been able to accurately measure the amount of natural gas flowing through our system at certain points, which could lead to disputes with affected customers.

•	As a result of the planned reconstruction of New Orleans, Biloxi and other cities and industrial facilities damaged by the hurricanes, we could be required to relocate some of our pipeline facilities, possibly at our expense. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside of our control, as are many of the other factors described above.

•	Gulf South, along with other interstate pipelines and major natural gas producers, has been named in a Hurricane Katrina-related class action lawsuit. The lawsuit alleges that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that the undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. It is too early to assess the merits of this suit. We anticipate that we may be named in additional lawsuits related to the hurricanes and such actions could have a material adverse effect on our financial condition and results of operations.

In light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, we cannot predict with any certainty the impact on our business, financial condition and results of operations in the near or longer term. We expect that direct costs to us from the hurricanes, including costs to repair and replace equipment, clear rights of way and replace lost gas, will be approximately $9.5 million over the next twelve months. Any of the above factors could have a material adverse effect on our business, financial condition and results of operations.

We are subject to laws and regulations relating to the environment which may expose us to significant costs, liabilities and loss of revenues. Any changes in such regulations or their application could negatively affect our results of operations and ability to make distributions to you.

The risk of substantial environmental costs and liabilities is inherent in natural gas transportation, gathering and storage. Our operations are subject to extensive federal, state and local laws and regulations relating to protection of the environment. These laws include, for example: (1) the federal Clean Air Act (“CAA”) and analogous state laws which impose obligations related to air emissions; (2) the federal Water Pollution Control Act, commonly referred to as the Clean Water Act, and analogous state laws which regulate discharge of wastewaters from our facilities into state and federal waters; (3) the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws which regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal; and (4) the federal Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws which impose requirements for the handling and discharge of solid and hazardous waste from our facilities. Such regulations impose, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances into the environment. Environmental regulations also require that our facilities, sites and other properties be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Existing environmental regulations could be revised or reinterpreted in the future and new laws and regulations could be adopted or become applicable to our operations or facilities. For example, the federal government and several states have recently proposed increased environmental regulation of many industrial activities, including increased regulation of air quality, water quality and solid waste management. In addition, government action to reduce greenhouse gas emissions, or any other government action which may have the effect of requiring or encouraging reduced consumption or production of natural gas, could adversely impact our business, financial condition, results of operations and our ability to make distributions to you.

Compliance with current or future environmental regulations could require significant expenditures and the failure to comply with current or future regulations might result in the imposition of fines and penalties. The steps we may be required to take to bring certain of our facilities into compliance could be prohibitively expensive and we may be required to shut down or alter the operation of those facilities, which might cause us to incur losses. Further, current rate structures, customer contracts and prevailing market conditions might not allow us to recover the additional costs incurred to comply with new environmental requirements and we might not be able to obtain or maintain all required environmental regulatory approvals for certain projects. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, we may be required to shut down certain facilities or become subject to additional costs. The costs of complying with environmental regulation in the future could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

There are a variety of operating risks inherent in our natural gas transportation, gathering and storage operations, such as leaks, explosions and mechanical problems, all of which could cause substantial financial losses. Any of these or other similar occurrences could result in the disruption of our operations, substantial repair costs, personal injury or loss of human life, significant damage to property, environmental pollution, impairment of our operations and substantial revenue losses. The location of pipelines near populated areas, including residential areas, commercial business centers and industrial sites, could significantly increase the level of damages resulting from these risks.

We currently possess property, business interruption and general liability insurance, but proceeds from such insurance coverage may not be adequate for all liabilities or expenses incurred or revenues lost. Moreover, such insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Changes in the insurance markets subsequent to the September 11, 2001 terrorist attacks have made it more difficult for us to obtain certain types of coverage. There can be no assurance that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain hazards or cover all potential losses. The occurrence of any operating risks not fully covered by insurance could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

Pipeline safety integrity programs and repairs may impose significant costs and liabilities on us.

The United States Department of Transportation Office of Pipeline Safety (“OPS”) has issued a final rule requiring pipeline operators to develop integrity management programs to comprehensively evaluate certain areas along their pipelines and take additional measures to protect pipeline segments located in what the rule refers to as “high consequence areas” (“HCAs”) where a leak or rupture could potentially do the most harm.

The final rule requires operators to (1) perform ongoing assessments of pipeline integrity, (2) identify and characterize applicable threats to pipeline segments that could impact an HCA, (3) improve data collection, integration and analysis, (4) repair and remediate the pipeline as necessary and (5) implement preventive and mitigating actions. In compliance with the rule, we have initiated pipeline integrity testing programs that are intended to assess pipeline integrity. At this time, we cannot predict all of the effects this rule will have on us. However, the rule or an increase in public expectations for pipeline safety may require additional reporting, the replacement of some of our pipeline segments, the addition of monitoring equipment, and more frequent inspection or testing of our pipeline facilities. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures. Should we fail to comply with OPS rules, and related regulations and orders, we could be subject to penalties and fines.

We are subject to strict regulations at many of our facilities regarding employee safety, and failure to comply with these regulations could adversely affect our ability to make distributions to you.

The workplaces associated with our pipelines are subject to the requirements of the federal Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities and local residents. The failure to comply with OSHA requirements or general industry standards, keep adequate records or monitor occupational exposure to regulated substances could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

Increased competition could have a significant financial impact on us.

We compete primarily with other interstate and intrastate pipelines in the transportation, gathering and storage of natural gas. Natural gas also competes with other forms of energy available to our customers, including electricity, coal and fuel oils. The principal elements of competition among pipelines are rates, terms of service, access to gas supplies, flexibility and reliability. FERC’s policies promoting competition in gas markets are having the effect of increasing the gas transportation options for our traditional customer base. As a result, Texas Gas has begun to experience some “turnback” of firm capacity as existing transportation service agreements expire and are not renewed. If we are unable to remarket this capacity or can remarket it only at substantially discounted rates compared to previous contracts, Texas Gas may have to bear the costs associated with the turned back capacity. Increased competition could reduce the volumes of gas transported by our pipeline systems or, in cases where we do not have long-term fixed rate contracts, could force us to lower our transportation or storage rates. Competition could intensify the negative impact of factors that significantly decrease demand for natural gas in the markets served by our pipeline systems, such as competing or alternative forms of energy, a recession or other adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas. Our ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of our competitors. We also compete against a number of intrastate pipelines which have significant regulatory advantages over us and other interstate pipelines because of the absence of FERC regulation. In view of the greater rate, construction and service flexibility available to intrastate pipelines, we may lose customers and throughput to intrastate competitors. All of these competitive pressures could have a material adverse effect on our business, financial condition, results of operations, and ability to make distributions to you.

Because of the natural decline in gas production from existing wells, our success depends on our ability to obtain access to new sources of natural gas, which is dependent on factors beyond our control. Any decrease in supplies of natural gas could adversely affect our business and operating results.

Over the past two years, gas production from the Gulf Coast region, which supplies the majority of our throughput, has declined an average of approximately 3.2% per year according to the Energy Information Administration (the “EIA”). We cannot give any assurance regarding the gas production industry’s ability to find new sources of domestic supply. Production from existing wells and gas supply basins connected to our pipelines will naturally decline over time, which means that our cash flows associated with the gathering or transportation of gas from these wells and basins will also decline over time. The amount of natural gas reserves underlying these wells may also be less than we anticipate, and the rate at which production from these reserves declines may be greater than we anticipate. Accordingly, to maintain or increase throughput levels on our pipelines, we must continually obtain access to new supplies of natural gas. The primary factors affecting our ability to obtain new sources of natural gas to our pipelines include: (1) the level of successful drilling activity near our pipelines, (2) our ability to compete for these supplies, (3) the successful completion of new LNG facilities near our pipelines and (4) our gas quality requirements.

The level of drilling activity is dependent on economic and business factors beyond our control. The primary factor that impacts drilling decisions is the price of oil and natural gas. A sustained decline in natural gas prices could result in a decrease in exploration and development activities in the fields served by our pipelines, which would lead to reduced throughput levels on our pipelines. Other factors that impact production decisions include producers’ capital budget limitations, the ability of producers to obtain necessary drilling and other governmental permits, the availability and cost of drilling rigs and other drilling equipment, and regulatory changes. Because of these factors, even if new natural gas reserves were discovered in areas served by our pipelines, producers may choose not to develop those reserves or may connect them to different pipelines.

Imported LNG is expected to be a significant component of future natural gas supply to the United States. Much of this increase in LNG supplies is expected to be imported through new LNG facilities to be developed over the next decade. Approximately 15 LNG projects have been proposed to FERC to be constructed in the Gulf Coast region. We cannot predict which, if any, of these projects will be constructed. We anticipate benefiting from some of these new projects and the additional gas supply they will bring to the Gulf Coast region. If a significant number of these new projects fail to be developed with their announced capacity, or there are significant delays in such development, or if they are built in locations where they are not connected to our systems or they do not influence sources of supply on our systems, we may not realize expected increases in future natural gas supply available for transportation through our systems.

If we are not able to obtain new supplies of natural gas to replace the natural decline in volumes from existing supply basins, or if the expected increase in natural gas supply through imported LNG is not realized, throughput on our pipelines would decline which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to you.

Offtake capacity at our Lebanon, Ohio terminus is limited.

The northeastern terminus of our Texas Gas pipeline system is in Lebanon, Ohio, where it connects with other interstate natural gas pipelines delivering to East Coast and Midwest metropolitan areas and other indirect markets. Pipeline capacity into Lebanon is approximately 48% greater than pipeline capacity leaving that point, creating a bottleneck for supply into areas of high demand. Approximately 74% of our long-term contracts covering offtake from Lebanon expire by the end of 2007. While demand for natural gas from our Lebanon, Ohio terminus and other interconnects in that region has remained strong in the past, there can be no assurance regarding continued demand for gas from the Gulf Coast region, including East Texas, in the face of other sources of natural gas for our various indirect markets, including pipelines from Canada and new LNG facilities proposed to be constructed along the East Coast.

Successful development of LNG import terminals in the eastern or northeastern United States could reduce the demand for our services.

Development of new, or expansion of existing, LNG facilities on the East Coast could reduce the need for customers in the northeastern United States to transport natural gas from the Gulf Coast and other supply basins connected to our pipelines. This could reduce the amount of gas transported by our pipelines for delivery off-system to other interstate pipelines serving the northeast. If we are not able to replace these volumes with volumes to other markets or other regions, throughput on our pipelines would decline which could have a material adverse effect on our financial condition, results of operations and ability to make distributions to you.

We may not be able to maintain or replace expiring gas transportation and storage contracts at favorable rates.

Our primary exposure to market risk occurs at the time existing transportation contracts expire and are subject to renegotiation. As of June 30, 2005, approximately 39% of the firm contracts on our pipeline systems were due to expire on or before June 30, 2006. Upon expiration, we may not be able to extend contracts with existing customers or obtain replacement contracts at favorable rates or on a long-term basis. A key determinant of the value that customers can realize from firm transportation on a pipeline is the basis differential or market price spread between two points on the pipeline. The difference in natural gas prices between the points along the pipeline where gas enters and gas is delivered represents the gross margin that a customer can expect to achieve from holding transportation capacity at any point in time. This margin and its variability become important factors in determining the rate customers are willing to pay when they renegotiate their transportation contracts. The basis differential between markets can be affected by, among other things, the availability of supply, available capacity, storage inventories, weather and general market demand in the respective areas.

The extension or replacement of existing contracts depends on a number of factors beyond our control, including:

•	existing and new competition to deliver natural gas to our markets;

•	the growth in demand for natural gas in our markets;

•	whether the market will continue to support long-term contracts;

•	the reduction of basis differentials across our pipeline systems;

•	whether our business strategy continues to be successful; and

•	the effects of state regulation on customer contracting practices.

Any failure to extend or replace a significant portion of our existing contracts may have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to you.

We depend on certain key customers for a significant portion of our revenues. The loss of any of these key customers could result in a decline in our revenues and cash available to make distributions to you.

We rely on a limited number of customers for a significant portion of revenues. For the six months ended June 30, 2005, ProLiance Energy, LLC and Atmos Energy accounted for approximately 20.6% of our total operating revenues. We may be unable to negotiate extensions or replacements of these contracts and those with other key customers on favorable terms. The loss of all or even a portion of the contracted volumes of these customers, as a result of competition, creditworthiness or otherwise, could have a material adverse effect on our financial condition, results of operations and ability to make distributions to you, unless we are able to contract for comparable volumes from other customers at favorable rates.

Because some of our customers borrow gas from us, our credit risk increases as natural gas prices increase.

Since April 1999, natural gas prices have risen from slightly over $2.00 to over $7.00 per Mcf. This rise in gas prices has materially increased our credit risk related to gas we have loaned to our customers. It is not unusual for us to have as much as 38 Bcf loaned out at any one time to customers utilizing various types of our services. The aggregate market value of that volume, assuming a market price of $7.00 per Mcf, would be approximately $266 million. If any significant customer should have credit or financial problems resulting in its delay or failure to repay the gas it owes us, it could have a material adverse effect on our liquidity and our financial position.

If third-party pipelines and other facilities interconnected to our pipelines and facilities become unavailable to transport natural gas, our revenues and cash available to make distributions to you could be adversely affected.

We depend upon third-party pipelines and other facilities that provide delivery options to and from our pipelines. For example, our Gulf South pipeline can deliver approximately 500,000 Mcf/d to a major pipeline connection with Texas Eastern at Kosciusko, Mississippi. If this or any other pipeline connection were to become unavailable for current or future volumes of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, our ability to continue shipping natural gas to end markets could be restricted, thereby reducing our revenues. Any temporary or permanent interruption at any key pipeline interconnect which caused a material reduction in volumes transported on our pipelines or stored at our facilities could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to you.

Significant changes in natural gas prices could affect supply and demand, reducing system throughput and adversely affecting our revenues and cash available to make distributions to you.

Higher natural gas prices could result in a decline in the demand for natural gas and, therefore, in the throughput on our pipelines. In addition, reduced price volatility could reduce the revenues generated by our parking and lending and interruptible storage services. This could have a material adverse effect on our financial condition, results of operations and ability to make distributions to you.

In general terms, the price of natural gas fluctuates in response to changes in supply, changes in demand, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

•	worldwide economic conditions;

•	weather conditions and seasonal trends;

•	levels of domestic production and consumer demand;

•	the availability of LNG;

•	the availability of adequate transportation capacity;

•	the price and availability of alternative fuels;

•	the effect of energy conservation measures;

•	the nature and extent of governmental regulation and taxation; and

•	the anticipated future prices of natural gas, LNG and other commodities.

Expansion projects and acquisitions involve risks that may adversely affect our business and ability to make distributions to you.

A principal focus of our strategy is to continue to grow our business through acquisitions, expansion of existing assets and construction of new assets. Any acquisition, expansion or new construction involves potential risks, including:

•	performance of our business following the acquisition, expansion or construction of assets that does not meet expectations;

•	a significant increase in our indebtedness and working capital requirements, which could, among other things, have an adverse impact on our credit ratings;

•	the inability to timely and effectively integrate into our operations the operations of newly acquired, expanded or constructed assets;

•	the incurrence of substantial unforeseen environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to our acquisition for which we are not indemnified or for which the indemnity is inadequate;

•	diversion of our management’s attention from other business concerns; and

•	regulatory risks created by the nature or location of acquired businesses.

Any of these factors could adversely affect our ability to realize the anticipated benefits from newly acquired, expanded or constructed assets and meet our debt service requirements. The process of integrating newly acquired, expanded or constructed assets into our operations may result in unforeseen operating difficulties or unanticipated costs that could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to you. Further, if we issue additional units in connection with future growth, your interest in us will be diluted and distributions to you may be reduced.

If we do not complete expansion projects or make acquisitions on economically acceptable terms, our future growth may be limited.

Our ability to grow depends on our ability to complete expansion and construction projects and make acquisitions that result in an increase in cash available for distribution per unit. We may be unable to complete successful expansion and construction projects or make accretive acquisitions for any of the following reasons:

•	we are unable to identify attractive expansion projects or acquisition candidates or we are outbid by competitors;

•	we are unable to obtain necessary governmental approvals;

•	we are unable to raise financing for such expansions or acquisitions on economically acceptable terms; or

•	we are unable to secure adequate customer commitments to use the expanded or acquired facilities.

If any expansion or construction projects or acquisitions we ultimately complete are not accretive, our ability to make distributions to you may be reduced.

Recently, competition from other buyers for natural gas pipelines and related assets and businesses has intensified. This competition may reduce our acquisition opportunities or cause us to pay a higher price than we might otherwise pay. If any of these events occurred, our future growth could be limited.

We do not own all of the land on which our pipelines and facilities are located, which could disrupt our operations.

We do not own all of the land on which our pipelines and facilities are located, and we are therefore subject to the risk of increased costs to maintain necessary land use. We obtain the rights to construct and operate certain of our pipelines and related facilities on land owned by third parties and governmental agencies for a specific period of time. Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, or increased costs to renew such rights, could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to you.

Mergers among our customers and/or competitors could result in lower volumes being shipped on our pipelines, thereby reducing the amount of cash we generate.

Mergers among our existing customers and/or competitors could provide strong economic incentives for the combined entities to utilize systems other than ours and we could experience difficulty in replacing lost volumes and revenues. Because most of our operating costs are fixed, a reduction in volumes would result in not only a reduction of revenues, but also a decline in net income and cash flow of a similar magnitude, which would reduce our ability to meet our financial obligations and make distributions to you.

Possible terrorist activities or military actions could adversely affect our business.

The continued threat of terrorism and the impact of retaliatory military and other action by the United States and its allies might lead to increased political, economic and financial market instability and volatility in prices for natural gas, which could affect the markets for our natural gas transportation, gathering and storage services. In addition, it has been reported that terrorists might target domestic energy facilities. While we are taking steps that we believe are appropriate to increase the security of our energy assets, there is no assurance that we can completely secure our assets, completely protect them against a terrorist attack or obtain adequate insurance coverage for terrorist acts at reasonable rates. These developments have subjected our operations to increased risks and could have a material adverse effect on our business. In particular, we might experience increased capital or operating costs to implement increased security.

Risks Inherent in an Investment in Us

Loews and its affiliates may engage in competition with us.

Our partnership agreement will not prohibit Loews and its affiliates, other than our general partner, from owning and operating natural gas pipeline and storage assets or engaging in businesses that otherwise compete directly or indirectly with us. In addition, Loews may acquire, construct or dispose of additional midstream or other natural gas assets in the future, without any obligation to offer us the opportunity to purchase or construct any of these assets.

Our general partner and its affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to your detriment.

Following the offering, affiliates of Loews will own 85.2% of the limited partner interests in us and will own and control our general partner, which controls us. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Loews. Furthermore, certain directors and officers of our general partner may be directors or officers of affiliates of our general partner. Conflicts of interest may arise between Loews and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.” These potential conflicts include, among others, the following situations:

•	Loews and its affiliates may engage in competition with us.

•

Neither our partnership agreement nor any other agreement requires Loews or its affiliates (other than our general partner) to pursue a business strategy that favors us. Directors and officers of Loews and its affiliates have a fiduciary duty to make decisions in the best interest of its shareholders, which may be contrary to our interests.

•	Our general partner is allowed to take into account the interests of parties other than us, such as Loews and its affiliates, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•	Some officers of our general partner who will provide services to us may devote time to affiliates of our general partner and may be compensated for services rendered to such affiliates.

•	Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duty. By purchasing common units, unitholders will be deemed to have consented to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable law.

•	Our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayments of indebtedness, issuances of additional partnership securities and cash reserves, each of which can affect the amount of cash that is available for distribution to our unitholders.

•	Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is for maintenance, which reduces operating surplus, or a capital improvement expenditure, which does not. Such determination can affect the amount of cash that is distributed to our unitholders and the ability of the subordinated units to convert to common units.

•	In some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period.

•	Our general partner determines which costs, including allocated overhead, incurred by it and its affiliates are reimbursable by us.

•	Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf, and provides that reimbursement to Loews for amounts allocable to us consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices is deemed fair and reasonable to us.

•	Our general partner intends to limit its liability regarding our contractual obligations.

•	Our general partner may exercise its rights to call and purchase (1) all of our common units if at any time it and its affiliates own more than 80% of the outstanding common units or (2) all of our equity securities (including common units) if it and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other classes of equity securities and it receives an opinion of outside legal counsel to the effect that our being a pass-through entity for tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates we can charge our customers.

•	Our general partner controls the enforcement of obligations owed to us by it and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Please read “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties.”

A subsidiary of Loews, as our controlling unitholder and the sole owner of our general partner, will have the power to appoint and remove our directors and management.

Since a subsidiary of Loews owns 100% of the general partner, it will have the ability to elect all the members of the board of directors of our general partner. Our general partner will have control over all decisions related to our operations. Since a subsidiary of Loews also holds a majority of the common units, the unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. Furthermore, the goals and objectives of Loews and its subsidiary relating to us may not be consistent with those of a majority of the public unitholders.

If you are not an Eligible Holder, you will not be entitled to receive distributions or allocations of income or loss on your common units and your common units will be subject to redemption.

In order to comply with certain FERC rate-making policies applicable to entities that pass-through their taxable income to their owners, we have adopted certain requirements regarding those investors who may own our common and subordinated units. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s owners are subject to such taxation. Please see “Description of the Common Units—Transfer of Common Units.” If you are not a person who fits the requirements to be an Eligible Holder, you will not receive distributions or allocations of income and loss on your units and you run the risk of having your units redeemed by us at the lower of your purchase price cost or the then-current market price. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner.

Our general partner has call rights that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90 day period preceding the date such notice is first mailed. Following this offering, affiliates of our general partner will own approximately 78.0% of the common units (approximately 75.5% if the underwriters exercise their option to purchase additional common units in full). If the subordinated units were to convert into common units, affiliates of our general partner would own approximately 85.2% of the common units (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full). In addition, if (1) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates which we can charge our customers and (2) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and any other outstanding classes of equity securities, then within 90 days of receiving such opinion, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the equity securities (including the common units) held by unaffiliated persons at a price equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before notice of exercise of the call right is first mailed.

As a result, you may be required to sell your common units at a price that is less than the initial offering price in this offering or, because of the manner in which the purchase price is determined, at a price less than the then current market price of the common units. In addition, these call rights may be exercised at an otherwise undesirable time or price and you may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call rights. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units or other equity securities and exercising its call right. If our general partner exercised its call rights, the effect would be to take us private and, if the common units were subsequently deregistered, we might no longer be subject to the reporting requirements of the Securities Exchange Act of 1934 (“Exchange Act”). For additional information about the call rights, please read “The Partnership Agreement—Limited Call Rights.”

Our partnership agreement limits our general partner’s fiduciary duties to unitholders and restricts the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

•	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Decisions made by our general partner in its individual capacity will be made by a majority of the owners of our general partner, and not by the board of directors of our general partner. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns and its registration rights and the determination of whether to consent to any merger or consolidation of the partnership;

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in the best interests of the partnership;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct.

By purchasing a common unit, a unitholder will become bound by the provisions of our partnership agreement, including the provisions described above. Please read “Description of the Common Units—Transfer of Common Units.”

Unitholders have limited voting rights and are not entitled to elect our general partner or its directors, and public unitholders will not have sufficient voting power to remove our general partner without Loews’s consent, which could lower the trading price of our common units.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen entirely by its owners and not by the unitholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they will, practically speaking, have no ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a control premium in the trading price.

Our unitholders will be unable to remove our general partner without Loews’s consent because Loews will own a sufficient number of common and subordinated units upon completion of this offering to be able to prevent removal of our general partner. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, Loews will own approximately 85.2% of our common and subordinated units (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by our general partner and its affiliates are voted in favor of that removal, all subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of poor management of the business.

Absent the consent of our general partner, our operations are limited to our current line of business, which could prevent us from diversifying our assets and our operations.

Our partnership agreement limits our business to the ownership and operation of natural gas pipelines and storage facilities and all other activities now and in the future customarily conducted in connection with that business. As a result, if our current business declines or if for any other reason we want to change or diversify our business, we will likely be unable to do so without the approval of our general partner, acting in its individual capacity. This could result in a decline in our business operations and a reduction in our ability to make distributions to you.

You will experience immediate and substantial dilution of $12.45 per common unit.

The assumed initial public offering price of $20.00 per common unit exceeds the pro forma net tangible book value of $7.55 per common unit. You will incur immediate and substantial dilution of $12.45 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with GAAP. Please read “Dilution.”

We may issue additional units without your approval, which would dilute your ownership interests.

At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. The issuance by us of additional common units or other equity securities will have the following effects:

•	the ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit may decrease;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of common or subordinated unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting common or subordinated unitholders’ ability to influence the manner or direction of management.

We have a holding company structure in which our subsidiaries conduct our operations and own our operating assets, which may affect our ability to make distributions to you.

We are a partnership holding company and our operating subsidiaries, Texas Gas and Gulf South, conduct all of our operations and own all of our operating assets. We have no significant assets other than the ownership interests in our subsidiaries. As a result, our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations, including FERC policies.

Our credit agreement will contain operating and financial restrictions that may limit our business and financing activities.

The operating and financial restrictions and covenants in our credit agreement and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, we anticipate that our credit agreement will restrict or limit our ability to:

•	make distributions if any default or event of default occurs;

•	incur additional indebtedness or guarantee other indebtedness;

•	grant liens or make certain negative pledges;

•	make certain loans or investments;

•	make any material change to the nature of our business, including consolidations, liquidations and dissolutions; or

•	enter into a merger, consolidation, sale and leaseback transaction or sale of assets.

Our ability to comply with the covenants and restrictions contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in our credit agreement, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

Restrictions in our credit agreement could limit our ability to make distributions upon the occurrence of certain events.

Our payment of principal and interest on our debt will reduce cash available for distributions on our units. We anticipate that our credit agreement will limit our ability to make distributions upon the occurrence of the following events, among others:

•	failure to pay any principal, interest, fees or other amounts when due;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to perform or otherwise comply with the covenants in the credit agreement or in other loan documents under which we are a borrower;

•	any default in the performance of any of our obligations or conditions under the credit agreement beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

•	a judgment default or a default under any material agreement if such default could have a material adverse effect on us;

•	a change in management or ownership control; and

•	a bankruptcy or insolvency event involving us, our general partner or any of our subsidiaries.

Any subsequent refinancing of our current debt or any new debt could have similar or more restrictive provisions. For more information regarding our credit agreement, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Credit Facility.”

Cost reimbursements due our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on the common units, we will reimburse our general partner which, in turn, will reimburse its affiliates for all expenses they incur on our behalf, including allocated overhead. These amounts will include all costs incurred by our general partner and its affiliates in managing and operating us, including costs for rendering corporate staff and support services to us, and overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate making purposes and past business practices. Please read “Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.” The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the states in which we do business. You could have unlimited liability for our obligations if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	your right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”), we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to the partnership that are known to such purchaser of units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of Loews to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and to influence the decisions taken by the board of directors and officers of our general partner.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 15,000,000 publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for the common units has been determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units will also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	loss of a large customer;

•	regulatory action on our rates or the services we provide, including the pending rate case of Texas Gas;

•	the adoption of new laws or regulations affecting us or adverse interpretation and application of existing laws or regulations affecting us;

•	announcements by us or our competitors of significant expansion projects or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Tax Risks

You should read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation or if we were to become subject to entity-level taxation for state tax purposes, then our cash distributions to you would be substantially reduced.

The anticipated after-tax benefit of an investment in the common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of the common units.

Current law may change, causing us to be treated as a corporation for federal income tax purposes or otherwise subjecting us to a material amount of entity-level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any additional state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced. Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to a material amount of entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution amount and the target distribution amounts will be adjusted to reflect the impact of that law on us.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted, and the costs of any contest will reduce our cash distributions to you.

We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel’s conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, because the costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner, any such contest will result in a reduction in cash available for distribution.

You may be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Tax gain or loss on the disposition of our common units could be different than expected.

If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions to you in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

We will treat each purchaser of common units as having the same tax benefits without regard to the common units purchased. The IRS may challenge this treatment, which could result in a decrease in the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could decrease the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material Tax Consequences—Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

The sale or exchange of 50% or more of our capital and profits interests will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material Tax Consequences—Disposition of Common Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

You may be subject to state and local taxes and return filing requirements as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You may be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We will initially conduct business in 12 states. We may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our common units.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $280.8 million (after deducting underwriting discounts and commissions and structuring fees, but before paying estimated transaction expenses) from the sale of 15,000,000 common units offered by this prospectus. We based this amount on an assumed initial public offering price of $20.00 per common unit.

We intend to use the net proceeds from this offering to:

•	repay $250.0 million of the indebtedness we will assume from BPHC in connection with the contribution of its interests in Boardwalk Pipelines to us. The indebtedness has an interest rate of LIBOR plus 1.5% per annum (the interest rate was 4.84% as of June 30, 2005), is owed to Loews Corporation, is payable on demand and was incurred in connection with the acquisition of Gulf South;

•	provide approximately $28.4 million in additional working capital for our subsidiaries to replenish amounts distributed by Boardwalk Pipelines prior to contribution of the equity of Boardwalk Pipelines to us by BPHC; and

•	pay approximately $2.4 million of transaction expenses associated with the offering and related formation transactions.

If the underwriters exercise their option to purchase additional common units, we will use the net proceeds of such purchase, together with amounts contributed by our general partner to maintain its 2% interest, to reduce amounts which we expect will be outstanding under our credit facility. The amounts outstanding under the credit facility will be incurred at or prior to the offering to reimburse approximately $43.0 million of capital expenditures incurred by BPHC in connection with the acquisition of Gulf South. Affiliates of Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are expected to be lenders under our credit facility and will receive their respective share of any repayment by us of amounts outstanding under the credit facility from the proceeds of any exercise of the option to purchase additional common units. For more information, please read “Underwriting—Relationships.”

CAPITALIZATION

The following table shows the capitalization of our predecessor, Boardwalk Pipelines, and its subsidiaries Texas Gas and Gulf South, as of June 30, 2005 on:

•	a consolidated historical basis;

•	a pro forma basis to give effect to (i) the contribution of all the equity interests in Boardwalk Pipelines to us, (ii) the issuance of common units and subordinated units to BPHC, (iii) the issuance of the 2% general partner interest to our general partner, (iv) the assumption of $250.0 million of indebtedness to Loews that we will assume from BPHC and (v) the borrowing of approximately $43.0 million under a credit facility to reimburse BPHC for capital expenditures it has incurred in connection with the acquisition of Gulf South; and

•	a pro forma as adjusted basis to give effect to this offering of common units and the application of the estimated net proceeds therefrom as described in “Use of Proceeds.”

This table is derived from, and should be read together with, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—The Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma combined financial statements of Boardwalk Pipeline Partners, LP included elsewhere in this prospectus. This table does not reflect the issuance of up to an additional 2,250,000 common units that we may sell to the underwriters upon exercise of their option to purchase additional common units, the proceeds of which will be used to repay the amounts outstanding under our credit facility.

	As of June 30, 2005
	Historical	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Revolving credit facility	$—	$43,000	$43,000
Long-term debt:
Demand Note owed to Loews Corporation	—	250,000	—
Boardwalk Pipelines:
5.20% Notes due 2018	185,000	185,000	185,000
5.50% Notes due 2017	300,000	300,000	300,000
Texas Gas:
7.25% Debentures due 2027	100,000	100,000	100,000
4.60% Notes due 2015	250,000	250,000	250,000
Gulf South:
5.05% Notes due 2015	275,000	275,000	275,000
Unamortized debt discount	(9,114)	(9,114)	(9,114)

Total debt	1,100,886	1,393,886	1,143,886

Equity:
Boardwalk Pipelines	1,105,801	—	—
Boardwalk Pipeline Partners, LP:
Held by public:
Common units	—	—	278,400
Held by our general partner and its affiliates:
Common units	—	395,421	395,421
Subordinated units	—	245,719	245,719
General partner interest	—	15,357	15,357

Total equity	1,105,801	656,497	934,897

Total capitalization	$2,206,687	$2,050,383	$2,078,783

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per unit after the offering. Assuming an initial public offering price of $20.00 per common unit, on a pro forma basis as of June 30, 2005, after giving effect to the offering of common units and the related transactions, our net tangible book value was $780.3 million, or $7.55 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering(1)	$10.76
Decrease in net tangible book value per unit attributable to purchasers in the offering and use of proceeds	(3.21)

Less: Pro forma net tangible book value per unit after the offering(2)		7.55

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)		$12.45

(1)	Determined by dividing the net tangible book value of the contributed assets and liabilities by the number of units (53,256,122 common units, 33,093,878 subordinated units and 2,068,367 general partner unit equivalents) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the application of the net proceeds of the offering, by the total number of units (68,256,122 common units, 33,093,878 subordinated units and 2,068,367 general partner unit equivalents) to be outstanding after the offering.
(3)	Dilution per common unit to purchasers in this offering would be $12.62 if the underwriters exercise their option to purchase additional common units in full.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
	(dollars in thousands)
General partner and its affiliates(1)(2)	88,418,367	85.5%	$656,497	70.2%
New investors	15,000,000	14.5%	278,400	29.8%

Total	103,418,367	100.0%	$934,897	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own 53,256,122 common units, 33,093,878 subordinated units and a 2% general partner interest represented by 2,068,367 general partner units.
(2)	The assets contributed by affiliates of Loews were recorded at historical cost in accordance with GAAP. Book value of the consideration provided by affiliates of Loews, as of June 30, 2005, after giving effect to the application of the net proceeds of the offering, was $934.9 million.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with specific assumptions included in this section. For more detailed information regarding the factors and assumptions upon which our cash distribution policy is based, please see “—Assumptions and Considerations” below.

General

Rationale for our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our available cash surplus rather than our retaining it. Our available cash includes cash generated from the operation of our assets and business as described elsewhere in this prospectus. Our cash distribution policy is consistent with the terms of our partnership agreement which require us to distribute available cash to unitholders on a quarterly basis. Please read “How We Make Cash Distributions.” Because we are not subject to entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to such tax.

Limitations on Our Ability to Make Quarterly Distributions

Other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to our general partner’s broad discretion to establish reserves and other limitations, our unitholders have no contractual or other legal right to receive distributions.

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•	Our general partner has broad discretion to establish reserves for the prudent conduct of our business and the establishment of those reserves could result in a reduction of our distributions.

•	Our pipeline subsidiaries are regulated by FERC which places restrictions on various types of cash management programs employed by companies in the energy industry, including Gulf South and Texas Gas. FERC may preclude or limit natural gas companies from participating in such cash management programs unless the parent company and its FERC-regulated affiliate maintain investment-grade credit ratings. If we and our FERC regulated pipelines do not maintain an investment grade credit rating then Gulf South and Texas Gas could be precluded from making cash distributions to us, which would have an adverse effect on our ability to make distributions to you.

•	We expect our proposed credit agreement to contain certain financial tests and covenants that we must satisfy. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Proposed Credit Facility.” Should we be unable to satisfy these restrictions under our credit agreement, we would be prohibited from making a distribution to you notwithstanding our stated distribution policy.

•	Even if our cash distribution policy is not modified, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors that would adversely affect us. See “Risk Factors” for information regarding the factors.

•

Although our partnership agreement requires us to distribute our available cash, our partnership agreement may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of nonaffiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. At the closing of this offering, Loews and its affiliates will own approximately 75.5% of the outstanding common units (78.0% if the underwriters do not exercise their option to purchase additional common units) and 100% of the outstanding subordinated units.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations, including the effect of FERC policies on our regulated pipelines.

Our Cash Distribution Policy May Limit Our Ability to Grow

Because we intend to distribute the majority of the cash generated from our business to our unitholders, we will in large part rely upon external financing sources, including borrowings and issuances of debt and equity securities, to fund our acquisition and capital improvement expenditures. If we are unable to finance growth externally, our cash distribution policy could significantly impair our ability to grow.

Cash Distributions

Overview

The information contained in this section assumes that the underwriters exercise their option to purchase additional common units in full and that our general partner maintains its 2% general partner interest. We have made this assumption because the incremental cash required to pay quarterly distributions on the additional common units and general partner interest would be more than the amount of cash required to service the interest on the borrowings under our credit facility that we will repay if the option is exercised.

The amount of the minimum quarterly distribution is $0.35 per unit, or $1.40 per year. The amount of available cash needed to pay the minimum quarterly distribution on all of the common and subordinated units and the 2% general partner interest to be outstanding immediately after this offering for one quarter and for four quarters will be approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$24,677	$98,709
Subordinated units	11,583	46,331
2% General partner interest	740	2,960

Total	$37,000	$148,000

If the underwriters do not exercise their option to purchase additional common units, the amount of available cash needed to pay the minimum quarterly distribution on all of the common units would decrease to $23.9 million for one quarter and $95.6 million for four quarters and the total cash needed to pay the minimum quarterly distribution on all units would decrease to $36.2 million for one quarter and $144.8 million for four quarters. The incremental amount of available cash necessary to pay the minimum quarterly distribution on the common units issued if the underwriters exercise their option in full is expected to exceed the interest cost on the indebtedness that will be retired using the proceeds of the exercise of the underwriters’ option.

Our Initial Distribution Rate

We will pay each quarter through June 30, 2006, to the extent we have sufficient available cash, the minimum quarterly distribution of $0.35 per unit, or $1.40 per year, on all outstanding units. Within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2005, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through December 31, 2005 based on the actual length of the period. We believe that following the completion of the offering, we will have sufficient available cash from our operations to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2006.

Our pro forma available cash for 2004 would have been sufficient to pay the minimum quarterly distribution on all the common units and 72.6% of the minimum quarterly distribution on the subordinated units. Our pro forma available cash for the twelve-month period ended June 30, 2005 would have been sufficient to pay the minimum quarterly distribution on all the common units and 92.7% of the minimum quarterly distribution on the subordinated units. Pursuant to the terms of our partnership agreement, our general partner would have had the discretionary authority to cause us to borrow funds under our credit facility to make up none, some or all of these shortfalls.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages from prior quarters. Please read “How We Make Cash Distributions—Subordination Period.” However, we cannot guarantee that we will pay the minimum quarterly distribution on the common units in any quarter.

As of the date of this offering, our general partner will be entitled to 2% of all distributions that we make prior to our liquidation. The general partner’s initial 2% interest in these distributions may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

In the sections that follow, we present in detail the basis for our belief that we will be able to pay the minimum quarterly distributions on all outstanding units for each quarter through June 30, 2006. In those sections, we present the following two tables:

•	“Minimum Cash Available to Pay Distributions,” in which we present the estimated minimum Adjusted EBITDA necessary for us to have sufficient available cash to pay the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2006. In “—Assumptions and Considerations” below, we present the assumptions underlying our belief that we will generate sufficient Adjusted EBITDA and available cash to pay the minimum quarterly distribution on all units for each quarter through June 30, 2006; and

•	“Unaudited Pro Forma Cash Available to Pay Distributions,” in which we present our estimate of the amount of pro forma available cash we would have had on a pro forma basis in 2004 and for the twelve months ended June 30, 2005, based on our pro forma financial statements for those periods.

For the purpose of this offering, our management has prepared the prospective financial information set forth in “—Estimated Available Cash” and “—Pro Forma Available Cash” below. After this offering, we do not intend to make public projections as to future sales, earnings, or other results. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, and presents, to the best of management’s knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Neither our independent registered public accounting firm, nor any other registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained in “—Estimated Available Cash” and “—Pro Forma Available Cash”

below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Pro forma cash available to pay distributions also excludes any cash from working capital or other borrowings and cash on hand as of the closing date of this offering. As described in “How We Make Cash Distributions—Operating Surplus and Capital Surplus,” cash from these sources may also be used to pay distributions.

As a result of the factors described in “—Estimated Available Cash” and “—Assumptions and Considerations” below, we believe we will be able to pay the minimum quarterly distribution of $0.35 per unit on all common and subordinated units and the 2% general partner interest for each quarter in the twelve months ending June 30, 2006.

Estimated Available Cash

In order to pay the minimum quarterly distribution to our unitholders of $0.35 per unit per quarter over the four quarters ending June 30, 2006, our available cash to pay distributions must be at least $148.0 million over that period. We have calculated the minimum amount of Adjusted EBITDA for the twelve months ending June 30, 2006 that we estimate will be necessary to generate cash available to pay distributions of $148.0 million over that period, which we refer to as the Minimum Estimated Adjusted EBITDA. Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flows from operating activities, or any other measure of financial performance calculated in accordance with GAAP as those items are used to measure operating performance, liquidity or ability to service debt obligations.

In the table below entitled “Minimum Cash Available to Pay Distributions,” we calculate that our Minimum Estimated Adjusted EBITDA must be approximately $257.1 million for the four quarters ending June 30, 2006 for us to be able to generate cash available to pay distributions of $148.0 million.

Although we believe that we will be able to achieve these results based on the assumptions and considerations set forth later in this section, we can give you no assurance that we will actually generate the Minimum Estimated Adjusted EBITDA and cash available to pay distributions of $148.0 million. There will likely be differences between these amounts and our actual results of operations and cash flows, and those differences could be material. If we are not able to achieve the Minimum Estimated Adjusted EBITDA described above, we may not be able to pay the full minimum quarterly distribution or any amount on our outstanding common and subordinated units.

In calculating the Minimum Estimated Adjusted EBITDA, we have included estimates of maintenance capital expenditures and capital improvement expenditures for the twelve months ending June 30, 2006. Maintenance capital expenditures are capital expenditures that we expect to make on an ongoing basis to maintain current operations and that do not increase operating capacity or revenues from existing levels. Capital improvement expenditures consist of capital expenditures we expect to make to expand the operating capacity of our current operations or increase cash flow.

You should read “—Assumptions and Considerations” below for a discussion of the material assumptions underlying our belief that we will be able to generate the Minimum Estimated Adjusted EBITDA. Our belief is based on those assumptions and reflects our judgment, as of the date of this prospectus, regarding the conditions we expect to exist and the course of action we expect to take over the twelve months ending June 30, 2006. The assumptions we disclose below are those that we believe are significant to our ability to generate the Minimum Estimated Adjusted EBITDA. If our estimates prove to be materially incorrect, we may not be able to pay the full minimum quarterly distribution or any amount on our outstanding common and subordinated units.

When considering our Minimum Estimated Adjusted EBITDA, you should keep in mind the risk factors and other cautionary statements under the heading “Risk Factors” beginning on page 21 and elsewhere in this prospectus. Any of these risk factors or the other risks discussed in this prospectus could cause our financial condition and consolidated results of operations to vary significantly from those set forth in the table below. In addition, we do not undertake any obligation to release publicly the results of any future revisions we may make to these estimates or to update these estimates to reflect events or circumstances after the date of this prospectus. Therefore, we caution you not to place undue reliance on this information.

Boardwalk Pipeline Partners, LP

Minimum Cash Available to Pay Distributions

The following table illustrates our estimate of the minimum amount of Adjusted EBITDA we must generate to have $148.0 million of cash available to pay distributions, the amount required to pay the minimum quarterly distribution to our unitholders for the twelve months ending June 30, 2006, assuming that the offering was consummated at the beginning of such period. We explain each of the adjustments presented below in the footnotes to the table. All of the amounts for the twelve months ending June 30, 2006 in the table and footnotes below are estimates.

Twelve Months Ending June 30, 2006
(dollars in thousands except per unit amounts)
Minimum Estimated Adjusted EBITDA (a)	$257,093

Less:
Estimated maintenance capital expenditures (b)	41,926
Environmental costs paid (c)	1,908
Estimated interest expense (d)	58,798
Estimated capital improvement expenditures (e)	62,365
Non-cash earnings related to purchase accounting (f)	6,461
Add:
Borrowings to finance capital improvement expenditures (e)	62,365

Minimum cash available to pay distributions	$148,000

Estimated cash distributions
Distributions per unit	$1.40
Distributions to public common unitholders (g)	$24,150
Distributions to Loews (g)	123,850

Total distributions paid	$148,000

(a)	We believe that our Adjusted EBITDA for the twelve months ending June 30, 2006 will at least equal this minimum amount. Set forth below under “—Assumptions and Considerations” are our assumptions with regard to revenue and operating expenses that form the basis for this belief.
(b)	We expect to invest $41.9 million in capital related to maintenance projects for the twelve months ending June 30, 2006, compared to $54.9 million and $46.7 million, pro forma, for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively. The decrease is due primarily to initial pipeline integrity costs incurred in 2004 being primarily capital expenses and ongoing pipeline integrity costs being primarily operating expenses.
(c)

We accrue for environmental remediation costs. As environmental remediation occurs, the costs are recorded as a reduction in our environmental liability and not expense. Therefore, the estimated environmental costs to be incurred are listed in this table as a reduction in available cash. We have assumed that we will spend approximately $1.9 million in environmental remediation costs for the twelve months ending June 30, 2006. In the fourth quarter of 2004 we accrued $3.9 million for future environmental remediation based on proactive measures taken with several state agencies. As a result of the acquisition of Gulf South, in the fourth quarter of 2004 we accrued $12.8 million for environmental remediation and in the second quarter of 2005 we increased the accrual by $0.3 million, to $13.1 million. Because Gulf South does not apply the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 71, a preliminary allocation of the Gulf South purchase price was assigned to its assets and liabilities, based on their estimated fair values in accordance with GAAP. As a result of this application of purchase accounting, these Gulf

South accruals were shown as an adjustment to the Gulf South purchase price and did not have an impact on Adjusted EBITDA. Actual environmental costs, net of the accrual, were $0.9 million and $0.9 million for the year ended December 31, 2004 and twelve months ended June 30, 2005, respectively.

(d)	We have assumed that our interest expense (excluding fees) for the twelve months ending June 30, 2006 will be approximately $58.8 million. Our pro forma interest expense for the year ended December 31, 2004 and the twelve months ended June 30, 2005 was approximately $58.8 million for each period. Our interest expense is comprised of the following components:
(i)	Approximately $9.6 million on our $185.0 million 5.20% Notes due 2018.
(ii)	Approximately $16.5 million on our $300.0 million 5.50% Notes due 2017.
(iii)	Approximately $11.5 million on our $250.0 million 4.60% Notes due 2015.
(iv)	Approximately $7.3 million on our $100.0 million 7.25% Notes due 2027.
(v)	Approximately $13.9 million on our $275.0 million 5.05% Notes due 2015.
Because we have assumed, for the purpose of this section, that the underwriters exercise their option to purchase additional common units in full and that our general partner maintains its 2% general partner interest, we have assumed that the proceeds of such capital contributions would be used to repay in full the $43 million we expect to borrow under our credit facility. Because of this assumption, no pro forma interest expense associated with this borrowing is reflected. Additionally, we intend to borrow under our credit facility amounts sufficient to pay interest during construction of capital improvement expenditures. For this reason, interest expense associated with capital improvement expenditures is included in estimated capital improvement expenditures, rather than estimated interest expense.
(e)	We have assumed that we will make $62.4 million of capital improvement expenditures and that we will borrow $62.4 million under our credit facility to finance these capital outlays, which includes $0.8 million of interest incurred during construction. Our capital improvement expenditures for the year ended December 31, 2004 and the twelve months ended June 30, 2005 were $30.3 million and $39.9 million, respectively. After completion of the offering, we generally intend to finance capital improvement expenditures with borrowings under our credit facility, the issuance of debt or equity securities or a combination thereof. Any such capital improvement expenditures and related borrowings would have no impact on available cash. Any distribution of the minimum quarterly distribution will be from available cash.
(f)	Due to our acquisition of Gulf South, GAAP required that certain of Gulf South’s transportation contracts be marked to market because the contract rates were below market rates on the date of the closing of the acquisition. The amount of the mark-up is a non-cash item and is amortized into revenue over the life of the transportation contracts and therefore will be adjusted out of available cash.
(g)	The table below sets forth the assumed number of outstanding units upon the closing of this offering and the full minimum quarterly distributions payable on the outstanding common and subordinated units and the 2% general partner interest for the twelve months ending June 30, 2006.

	Number of Units	Distributions Per Unit	Aggregate Distributions
Estimated distributions on publicly held common units	17,250,000	$1.40	$24,150,000
Estimated distributions on common units held by Loews and its affiliates	53,256,122	1.40	74,558,571
Estimated distributions on subordinated units held by Loews and its affiliates	33,093,878	1.40	46,331,429
Estimated distributions on 2% general partner interest held by an affiliate of Loews			2,960,000

Total	103,600,000		$148,000,000

We estimate that our pro forma available cash generated during 2004 would have been approximately $135.1 million. This amount would have been sufficient to pay the minimum quarterly distribution on all the common units and 72.6% of the minimum quarterly distribution on the subordinated units. We estimate that pro forma available cash generated during the twelve months ended June 30, 2005 would have been approximately $144.5 million. This amount would have been sufficient to pay the minimum quarterly distribution on all the common units and 92.7% of the minimum quarterly distribution on the subordinated units. Pursuant to the terms of our partnership agreement, our general partner would have had the discretionary authority to cause us to borrow funds under our credit facility to make up none, some or all of these shortfalls. The reasons we believe that, following completion of this offering, we will generate sufficient available cash to enable us to make the full minimum quarterly distribution on all the outstanding units for each quarter through June 30, 2006 are as set forth in “—Assumptions and Considerations.”

Pro Forma Available Cash

The following table illustrates, on a pro forma basis for 2004 and the twelve months ended June 30, 2005, cash available to pay distributions, assuming, in each case, that the following transactions had occurred at the beginning of such period:

•	Boardwalk Pipelines’ acquisition of Gulf South;

•	the issuance of notes for the permanent financing of the acquisition of Gulf South and the application of the proceeds therefrom; and

•	this offering.

Each of the pro forma adjustments presented below is explained in the footnotes to such adjustments.

Our pro forma available cash for 2004 would have been sufficient to pay the minimum quarterly distribution on all the common units and 72.6% of the minimum quarterly distribution on the subordinated units. Our pro forma available cash for the twelve-month period ended June 30, 2005 would have been sufficient to pay the minimum quarterly distribution on all the common units and 92.7% of the minimum quarterly distribution on the subordinated units. Pursuant to the terms of our partnership agreement, our general partner would have had the discretionary authority to cause us to borrow funds under our credit facility to make up none, some or all of these shortfalls.

The pro forma financial statements, from which pro forma available cash is derived, do not purport to present our results of operations had the transactions contemplated below actually been completed as of the dates indicated. Furthermore, available cash is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma available cash stated above in the manner described in the table below. As a result, the amount of pro forma available cash should only be viewed as a general indication of the amount of available cash that we might have generated had we been formed and completed the transactions contemplated below in earlier periods.

Boardwalk Pipeline Partners, LP

Unaudited Pro Forma Cash Available to Pay Distributions

	Year Ended December 31, 2004	12 Months Ended June 30, 2005
	(in thousands)
Net cash provided by operating activities	$104,416	$154,800
Add:
Interest expense	29,729	44,217
Increase in operating assets and liabilities	9,551	9,871

Historical adjusted EBITDA	143,696	208,888
Gulf South adjusted EBITDA prior to acquisition	112,485	68,843

Adjusted pro forma EBITDA	256,181	277,731
Less:
Estimated incremental general and administrative expenses (b)	2,500	2,500
Maintenance capital expenditures (c)	54,940	46,675
Insurance reimbursement for natural gas loss (d)	—	4,177
Gathering asset proceeds from asset disposition (e)	—	3,949
Capital improvement expenditures (f)	30,269	39,851
Wyble insurance proceeds (net of cost incurred) (g)	2,856	8,845
Non-cash earnings related to purchase accounting (h)	8	6,127
Non-cash earnings from regulatory accrual adjustment (i)	5,097	5,097
Pro forma interest expense	58,758	58,863
Add:
Environmental accrual (net of cash paid) (j)	3,045	3,050
Borrowings to finance capital improvement expenditures	30,269	39,851

Pro forma cash available to pay distributions (k)	135,067	144,548

Cash necessary to pay the minimum quarterly distribution on all interests	148,000	148,000

Shortfall	$(12,933)	$(3,452)

(a)	Adjusted EBITDA is defined on page 15. No adjustments for net increases in working capital have been made due to our minimal and stable working capital requirements based on immediate turnaround of our receivables.
(b)	Reflects an adjustment for estimated incremental ongoing expenses we expect to incur as a result of being a company with publicly traded equity, including, among other things, incremental accounting and audit fees, director and officer liability insurance, tax return preparation, investor relations, registrar and transfer agent fees and reports to unitholders. We estimate our incremental general and administrative expenses will be approximately $2.5 million annually.
(c)	Reflects pro forma maintenance capital expenditures based on actual maintenance capital expenditures by us.
(d)	These insurance proceeds are related to the Napoleonville Salt Dome Matter. See “Business—Legal Proceedings—Napoleonville Salt Dome Matter.” Due to the non-recurring nature of these proceeds, this amount is adjusted out of available cash.
(e)	During the second quarter of 2005, we completed the sale of certain gathering assets for $3.9 million. Due to the non-recurring nature of these proceeds, this amount is adjusted out of available cash.
(f)	We invested $30.3 million and $39.9 million in capital improvements during the year ended December 31, 2004 and the twelve months ended June 30, 2005 for a variety of projects.
(g)

In July 2002, a lawsuit was filed that claimed that Gulf South violated the federal Natural Gas Pipeline Safety Act and sought injunctive and other relief to prevent Gulf South’s alleged continuation of unsafe operating practices in violation of that Act. In March 2004, this action was settled pursuant to confidential terms. During 2004, Gulf South incurred $6.4 million in costs related to this issue, primarily during the first quarter of 2004, and recorded these amounts as expense. During the fourth quarter of 2004, Gulf South recorded insurance proceeds of $9.3 million which were recorded as a reduction in expense. Due to the non- recurring nature of the expenses and insurance proceeds, these amounts are adjusted out of available cash.

(h)	Due to our acquisition of Gulf South, GAAP required that certain of Gulf South’s transportation contracts be marked to market because the contract rates were below market rates on the date of the closing of the acquisition. The amount of the mark-up is a non-cash item and is amortized into revenue over the life of the transportation contracts and therefore has been adjusted out of pro forma available cash.
(i)	During 2004, Texas Gas received a final order from FERC that concluded Texas Gas’s Gas Supply Recovery (“GSR”) filings. As a result of this order, in the fourth quarter of 2004, Texas Gas brought $5.1 million of previous deferred revenue into income. Because the amounts related to the $5.1 million were collected from customers prior to 2004, these amounts are adjusted out of available cash.
(j)	We accrue for environmental remediation costs. In the fourth quarter of 2004, we accrued an additional $3.9 million for future environmental remediation based on proactive measures taken with several state agencies. As environmental remediation occurs, the costs are recorded as a reduction in our environmental liability and not expense. Therefore, the accrual amounts are netted with the actual environmental costs incurred and adjusted out of available cash.
(k)	The table below compares the amount of cash which would be distributed to our common units and subordinated units and on the 2% general partner interest if we had sufficient available cash to pay the minimum quarterly distribution on all such units and interests with the manner in which pro forma available cash would have been distributed for 2004 and the twelve months ended June 30, 2005:

	Year Ended December 31, 2004	Twelve Months Ended June 30, 2005	Minimum Quarterly Distribution ($0.35) for Four Quarters
	(in thousands)
Common units	$98,709	$98,709	$98,709
Subordinated units	33,657	42,948	46,331
2% General partner interest	2,701	2,891	2,960

Total	$135,067	$144,548	$148,000

Assumptions and Considerations

We believe that our Estimated Adjusted EBITDA for the twelve months ending June 30, 2006 will not be less than $257.1 million. This amount of Estimated Adjusted EBITDA is approximately $20.6 million less than the pro forma Adjusted EBITDA we generated for the twelve months ended June 30, 2005 and approximately $0.9 million more than the pro forma Adjusted EBITDA we generated for the year ended December 31, 2004. As we discuss in further detail below, we believe that increased revenue from firm transportation and storage agreements, offset by decreased revenues from interruptible transportation and storage, parking and lending services and other services and increased operating and administrative expenses, will result in us generating at least $257.1 million of Estimated Adjusted EBITDA for the twelve months ending June 30, 2006. Each of the aforementioned factors and other assumptions and considerations upon which our belief is based, and which we believe to be reasonable, are described below:

•

We will receive at least $464 million in revenues related to services provided under firm transportation and storage agreements. Of these revenues, $360 million will be capacity reservation charges and the remainder will be charges based on actual utilization. We received $418 million and $443 million in revenues, on a pro forma basis, related to these agreements for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively. We expect to place a $22 million storage expansion project into service on November 1, 2005, which will generate approximately $8 million in additional firm transportation and storage revenues annually. The storage expansion project has been approved by FERC, contracts with customers have been executed, and construction is nearing completion. We anticipate placing a pipeline expansion in North Louisiana into service on January 1, 2006, which will generate approximately $10 million in additional firm transportation revenues annually, partially offset by $3 million of costs incurred for a lease with a third-party pipeline. The

North Louisiana expansion project will not require significant capital outlays and negotiations with customers are in the final stages. These expansion projects will increase the amount of transportation and storage capacity contracted for under firm contracts, thereby reducing the amount of capacity available for interruptible services.

•	We will receive revenues of at least $52 million related to interruptible transportation and storage service, parking and lending service, and all other services based on estimated throughput of 1,395 Bcf and an estimated average price of gas of $6.00 per Mcf, although recent gas prices have been higher. We received $86 million and $71 million in revenues, on a pro forma basis, related to these services on throughput of 1,380 Bcf and 1,331 Bcf and average gas prices of $5.85 and $6.25 for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively. We estimate that condensate and incidental gas sales revenues and interruptible storage and parking and lending service revenues will be approximately $6 million and $4 million, respectively, lower than our pro forma revenues based on historical averages. We estimate that interruptible transportation revenues will be approximately $4 million lower than our pro forma revenues, primarily due to more capacity being utilized by firm services when compared to the prior periods. During the first three months of 2005, we received approximately $4 million in insurance proceeds related to the December 24, 2003 Napoleonville incident. The anticipated insurance proceeds were recorded as other revenues in December 2004 and are considered non-recurring.

•	Increasing production in South and East Texas will lead to improving basis differentials, which will produce higher transportation rates on these parts of our system. Basis differentials are determined by comparing the value of the natural gas at a receipt point (where gas is received into the pipeline) with the value of the gas at the delivery point (market). This value is relevant in determining the transportation rate that can be charged for certain transactions. As the basis differentials widen the amount that a pipeline can charge for its transportation services will increase up to the pipeline’s maximum applicable tariff rate. The basis differential between South and East Texas (receipt areas) and delivery markets located on Gulf South’s system in Louisiana, Mississippi, Alabama and Florida has been increasing. This is primarily due to an increase in natural gas production in South and East Texas which is competing with existing natural gas production for limited pipeline take away capacity. Because of constrained pipeline capacity leaving Texas the price for gas in these regions is less than gas which is being produced downstream of the constraint. As a result we have experienced an increase in the transportation rates that Gulf South can charge for its interruptible transportation and expiring firm transportation services. Firm transportation contracts representing almost 390,000 MMBtu of capacity in these locations had an average demand rate for the twelve months ending June, 2005 of approximately $.155/MMBtu. We believe the same capacity will have an average demand rate of $.22/MMBtu for the twelve months ending June, 2006 which will increase revenues approximately $9.3 million.

•	Texas Gas will implement new rates, subject to refund, effective November 1, 2005, and will attempt to settle its rate case with FERC and customers prior to the hearing scheduled to commence on April 25, 2006. We believe that even if the case is litigated, there will not be a material impact to our estimated revenues.

•	Operating and administrative expenses will not exceed $260 million for the twelve months ending June 30, 2006, as compared to $251 million and $239 million, on a pro forma basis, for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively. We recorded approximately $9 million from insurance proceeds in the fourth quarter of 2004 related to a settled civil litigation matter and the proceeds were treated as a nonrecurring reduction in expense. We will incur an estimated $7 million in pipeline integrity costs related to compliance with regulations adopted by the OPS during the twelve months ending June 30, 2006. As discussed above, we will incur approximately $3 million in additional expenses related to the North Louisiana expansion project due to a lease on a third-party pipeline. We will incur approximately $3 million in incremental ongoing expenses associated with being a public company, including, among other things, incremental accounting and audit fees, director and officer liability insurance, tax return preparation, investor relations, registrar and transfer agent fees and reports to unitholders.

•	There will not be any material expenditures related to new federal, state or local regulations or interpretations.

•	The impact of Hurricane Katrina will not have a material effect on our projected cash flow for the remainder of 2005 and 2006. This assumption is based upon the limited amount of known actual damages suffered by Texas Gas and Gulf South that may not be covered by insurance and that the majority of the revenues generated by Gulf South from the area affected are based upon capacity reservation charges rather than commodity based revenues. Moreover, to the extent that transportation contracts are affected by the hurricane, other shippers may rely upon this unused capacity to serve other markets. In addition, Gulf South has a tariff provision that requires its firm transportation customers to pay capacity reservation charges in the event the customer has suffered a force majeure event.

•	There will not be any material change in the natural gas industry or in market, regulatory and general economic conditions that would affect our cash flow.

•	We will not undertake any extraordinary transactions that would affect our cash flow.

•	There will be no material nonperformance or credit-related defaults by suppliers, customers or vendors.

The following assumptions and considerations do not affect Adjusted EBITDA but do directly affect (on a dollar-for-dollar basis) cash available to pay distributions:

•	Our maintenance capital expenses will not exceed $42 million for the twelve months ending June 30, 2006 compared to $55 million and $47 million, on a pro forma basis, for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively. The decrease is due primarily to initial pipeline integrity costs incurred in 2004 being primarily capital expenses and ongoing pipeline integrity costs being primarily operating expenses.

•	Our capital improvement expenditures will not exceed $63 million for the twelve months ending June 30, 2006 and will be financed primarily with borrowings under the credit facility.

•	Our cash interest expense, other than that related to capital improvements, will not exceed $59 million during the twelve months ending June 30, 2006.

•	We will be able to successfully finance our expected capital improvement expenditures on terms that are acceptable to us.

•	We will remain in compliance with our debt covenants.

While we believe that these assumptions are reasonable based upon management’s current expectations concerning future events, they are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties, including those described in “Risk Factors,” that could cause actual results to differ materially from those we anticipate. If our assumptions are not realized, the actual available cash that we generate could be substantially less than that currently expected and could, therefore, be insufficient to permit us to make the full minimum quarterly distribution on all units, in which event the market price of the common units may decline materially.

HOW WE MAKE CASH DISTRIBUTIONS

Operating Surplus and Capital Surplus

Overview

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Available Cash

We define available cash in the glossary, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by our general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments, or other agreements; and

•	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Definition of Operating Surplus

We define operating surplus in the glossary, and for any period it generally means:

•	our cash balance on the closing date of this offering, estimated at approximately $28 million; plus

•	$75 million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from (i) borrowings that are not working capital borrowings, (ii) sales of equity and debt securities and (iii) sales or other dispositions of assets outside the ordinary course of business; plus

•	interest (after giving effect to our interest rate swap agreements) paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of; plus

•	interest (after giving effect to our interest rate swap agreements) paid on debt incurred by us, and cash distributions paid on the equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to above; plus

•	working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $75 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

We define operating expenditures in the glossary, and it generally means all of our expenditures, including, but not limited to, taxes, reimbursements of expenses to our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, provided that operating expenditures will not include:

•	payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings;

•	capital improvement expenditures;

•	payment of transaction expenses relating to interim capital transactions; or

•	distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each.

Maintenance capital expenditures reduce operating surplus, from which we pay the minimum quarterly distribution, but capital expenditures for acquisitions and capital improvements do not. Maintenance capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the operating capacity of or sales generated by existing assets and extend their useful lives. Maintenance capital expenditures include expenditures required to maintain equipment reliability, storage and pipeline integrity and safety and to address environmental regulations. Capital improvement expenditures include expenditures to acquire assets to grow our business and to expand existing pipeline delivery capacity, such as projects that increase operating capacity by increasing volume throughput or storage capacity or increase cash flow. Repair and maintenance expenses associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred. The officers and directors of our general partner will determine how to allocate a capital expenditure for the acquisition or expansion of our assets between maintenance capital expenditures and capital improvement expenditures.

Definition of Capital Surplus

We also define capital surplus in the glossary, and it will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As reflected above, operating surplus includes $75 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $75 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities, and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Loews will own all the 33,093,878 outstanding subordinated units, representing a 32% limited partner interest in us. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordination period is to increase the likelihood that during this period there will be sufficient available cash to pay the minimum quarterly distribution on the common units.

Definition of Subordination Period

The subordination period will extend until the second day after each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•	the “adjusted operating surplus” (as defined below) generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common and subordinated units during those periods on a fully diluted basis and on the related general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Alternatively, the subordination period will end and each subordinated unit will convert to common units even if the tests above have not been met the second day after the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common and subordinated units equaled or exceeded $0.5250 per quarter (150% of the minimum quarterly distribution) for the four-quarter period immediately preceding the date;

•	the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding the date equaled or exceeded the sum of $0.5250 (150% of the minimum quarterly distribution) on each of the outstanding common and subordinated units during that period on a fully diluted basis and on the related general partner interest during those periods; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Further, if the unitholders remove our general partner other than for cause and no units held by our general partner and its affiliates are voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Definition of Adjusted Operating Surplus

We define adjusted operating surplus in the glossary and for any period it generally means:

•	operating surplus generated with respect to that period; less

•	any net increase in working capital borrowings with respect to that period; less

•	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Expiration of the Subordination Period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other units in distributions of available cash.

Distributions of Available Cash from Operating Surplus during the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash from Operating Surplus after the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

If for any quarter:

•	we have distributed available cash from operating surplus to the unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units and the general partner interest in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common units;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4025 per unit for that quarter (the “first target distribution”);

•	Second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.4375 per unit for that quarter (the “second target distribution”);

•	Third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.5250 per unit for that quarter (the “third target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution to the common unitholders. The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2% general partner interest and assume our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.3500	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.5250	75%	25%
Thereafter	above $0.5250	50%	50%

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering an amount of available cash from capital surplus equal to the initial public offering price;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding discussion is based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the unitholders, pro rata, and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	target distribution levels; and

•	the unrecovered initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. If we combine our common units into fewer units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a court of competent jurisdiction, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (after deducting our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter plus our general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

The amount of distributions paid under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights, currently owned by our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

•	First, to the general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

•	Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)	the unrecovered initial unit price;

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)	any unpaid arrearages in payment of the minimum quarterly distribution;

•	Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

(1)	the unrecovered initial unit price; and

(2)	the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•	Fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

•	Fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

•	Sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)	the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

(2)	the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentages set forth above are based on the assumptions that our general partner maintains its 2% general partner interest and has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

•	Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to our general partner.

The 2% interests set forth in the first and second bullet points above for our general partner are based on the assumptions that our general partner maintains its 2% general partner interest and that we do not issue additional classes of equity securities.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

Adjustments to Capital Accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents summary historical financial and operating data for our predecessor, Boardwalk Pipelines, and its predecessor, Texas Gas, as of the dates and for the periods indicated. Boardwalk Pipelines was formed in April 2003 to acquire all of the outstanding capital stock of Texas Gas, the acquisition of which was completed on May 16, 2003. Because Boardwalk Pipelines had no assets or operations prior to its acquisition of Texas Gas, we refer to Texas Gas as the predecessor of both Boardwalk Pipelines and us. The summary historical financial and operating data is derived from the historical consolidated financial statements of Boardwalk Pipelines and the historical financial statements of Texas Gas included elsewhere in this prospectus.

The acquisition of Texas Gas was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. As a result, the financial statements of Texas Gas for the periods prior to May 16, 2003 are not directly comparable to our financial statements subsequent to that date. The consolidated financial and operating data have been separated by a bold vertical line separating Texas Gas predecessor financial data from Boardwalk Pipelines since its inception.

The acquisition of Gulf South by Boardwalk Pipelines in December 2004 was also accounted for using the purchase method of accounting. Accordingly, the post-acquisition financial information included below reflects the purchase. Because the acquisition occurred in December 2004, the accounting effect of the acquisition had its greatest impact on our statement of financial position as of December 31, 2004. As a result, our results of operations for the six months ended June 30, 2004 are not readily comparable with our results of operations for the six months ended June 30, 2005.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business. As used herein, Adjusted EBITDA means earnings before interest, income taxes, depreciation, amortization and miscellaneous other income. We believe the adjustments for miscellaneous other income, primarily all of which are either non-cash or non-recurring items, are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure. This measure is not calculated or presented in accordance with GAAP. We explain this measure below and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. The financial data should be read in conjunction with the financial statements and the notes thereto included in this prospectus.

	Texas Gas				Boardwalk Pipelines
	Year Ended December 31,			Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30,
	2000	2001	2002				2004	2005
	(in thousands)
Statements of Operations Data
Operating Revenues:
Gas Transportation	$255,181	$244,124	$260,662	$111,622	$138,693	$253,349	$133,369	$240,511
Gas Storage	2,516	2,674	2,317	814	2,435	7,428	2,589	19,569
Other	4,459	4,787	3,695	1,011	1,732	2,830	1,640	8,299

Total operating revenues	262,156	251,585	266,674	113,447	142,860	263,607	137,598	268,379

Operating Costs and Expenses:
Operation and maintenance	54,927	53,479	51,389	16,097	25,430	48,334	20,093	67,773
Administrative and general	51,824	46,746	52,989	13,642	29,646	52,533	26,299	37,979
Depreciation and amortization	44,781	45,821	37,806	16,092	20,544	33,977	16,731	35,059
Taxes other than income taxes	14,335	11,712	16,033	6,077	10,690	19,044	8,330	14,559

Total operating costs and expenses	165,867	157,758	158,217	51,908	86,310	153,888	71,453	155,370

Operating income	96,289	93,827	108,457	61,539	56,550	109,719	66,145	113,009

Other Deductions (Income):
Interest expense	19,805	21,678	20,490	7,392	19,368	29,729	15,177	29,665
Interest income from affiliates	(5,149)	(3,434)	(1,468)	(1,965)	(21)	(375)	(61)	(957)
Miscellaneous other income, net	(4,034)	(32)	(3,311)	(749)	(352)	(793)	(486)	(1,334)

Total other deductions	10,622	18,212	15,711	4,678	18,995	28,561	14,630	27,374

Income before income taxes	85,667	75,615	92,746	56,861	37,555	81,158	51,515	85,635

Provision for income taxes	33,420	30,484	36,647	22,387	—	—	—	—
Charge-in-lieu of income taxes	—	—	—	—	15,104	32,333	20,488	34,073

Net Income	$52,247	$45,131	$56,099	$34,474	$22,451	$48,825	$31,027	$51,562

Other Financial Data
Total capital expenditures, net of allowance for funds used during construction	$65,894	$108,353	$27,448	$43	$34,749	$41,920	$6,958	$33,018
Adjusted EBITDA	$141,070	$139,648	$146,263	$77,631	$77,094	$143,696	$82,876	$148,068

	Texas Gas			Boardwalk Pipelines
	As of December 31,			As of December 31,		As of June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Statements of Financial Position Data
Property, plant and equipment, net	$997,509	$1,061,278	$1,085,526	$703,521	$1,842,123	$694,917	$1,847,034
Total assets	1,311,490	1,396,519	1,412,148	1,238,627	2,477,414	1,201,411	2,447,215
Long-term debt	250,533	250,174	249,781	548,115	1,106,135	530,987	1,100,886
Total stockholder’s equity	665,449	685,580	731,679	—	—	—	—
Total member’s equity	—	—	—	523,361	1,092,927	524,388	1,105,801

Operating Data (amounts in Tbtu)
Transportation volumes	737.8	709.8	669.5	662.0	675.4	350.2	676.4
Average daily transportation volumes	2.0	1.9	1.8	1.8	1.8	1.9	3.8
Average daily firm reserved capacity	2.1	2.1	2.2	2.2	2.2	2.4	5.1

Non-GAAP Financial Measure

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess:

•	our financial performance without regard to financing methods, capital structure or historical cost basis;

•	our ability to generate cash sufficient to pay interest on our indebtedness and to make distributions to our partners;

•	our operating performance and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business, without regard to financing methods and capital structure; and

•	the viability of acquisitions and capital expenditure projects.

Adjusted EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as historic costs of depreciable assets. We have included information concerning Adjusted EBITDA because Adjusted EBITDA provides additional information as to our ability to meet our fixed charges and is presented solely as a supplemental measure. However, viewing Adjusted EBITDA as an indicator of our ability to make cash distributions on our common units should be done with caution, as we might be required to conserve funds or to allocate funds to business or legal purposes other than making distributions. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of our operating performance or liquidity. Adjusted EBITDA is not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis, as applicable, for each of the periods presented below:

	Texas Gas				Boardwalk Pipelines
	Year Ended December 31,			Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30,
	2000	2001	2002				2004	2005
	(in thousands)
Net income	$52,247	$45,131	$56,099	$34,474	$22,451	$48,825	$31,027	$51,562
Provision for income taxes	33,420	30,484	36,647	22,387	—	—	—	—
Charge in lieu of income taxes	—	—	—	—	15,104	32,333	20,488	34,073
Depreciation and amortization	44,781	45,821	37,806	16,092	20,544	33,977	16,731	35,059
Interest expense	19,805	21,678	20,490	7,392	19,368	29,729	15,177	29,665

Interest income from affiliates	(5,149)	(3,434)	(1,468)	(1,965)	(21)	(375)	(61)	(957)
Miscellaneous other income, net (a)	(4,034)	(32)	(3,311)	(749)	(352)	(793)	(486)	(1,334)

Adjusted EBITDA	$141,070	$139,648	$146,263	$77,631	$77,094	$143,696	$82,876	$148,068

(a)	Primarily consists of certain non-cash allowances for funds used during construction and non-recurring gains and loss on disposal of equipment. We believe the adjustments for miscellaneous other income are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma consolidated financial data has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Boardwalk Pipelines and its subsidiaries for 2004, included elsewhere in this prospectus, which included the post-acquisition three day financial information for Gulf South. The unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated statements of operations give effect to the following transactions as if such transactions had occurred at the beginning of the periods presented:

•	Boardwalk Pipelines’ acquisition of Gulf South;

•	the issuance of notes for the permanent financing of the acquisition of Gulf South and the application of the proceeds therefrom;

•	the assumption of $250.0 million in indebtedness to Loews from BPHC in connection with the contribution of its interests in Boardwalk Pipelines to us;

•	the borrowing of approximately $43.0 million under our credit facility;

•	the distribution of $130.5 million of cash, receivables and other working capital assets by Boardwalk Pipelines to BPHC; and

•	this offering.

Assumptions underlying the pro forma adjustments are described in the accompanying notes which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma consolidated financial data is based on certain assumptions and adjustments that we consider reasonable and should not be considered indicative of actual results that would have been achieved had the acquisition of Gulf South and the offering of the common units in fact occurred on the dates specified, nor is it necessarily indicative of consolidated results of operations as of any future date or for any future period.

The unaudited pro forma consolidated financial data should be read in conjunction with the information contained herein and the financial statements of Boardwalk Pipelines and the notes thereto, which are included in this registration statement.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in our business. This measure is not calculated or presented in accordance with GAAP. We explain this measure above and reconcile it to its most directly comparable financial measures calculated and presented in accordance with GAAP in “—Non-GAAP Financial Measure” below. The financial data should be read in conjunction with the financial statements and the notes thereto included in this prospectus.

	Boardwalk Pipelines Unaudited Pro Forma Consolidated Statements of Operations
	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Statements of Operations Data:
Operating Revenues:
Gas transportation	$453,482	$240,511
Gas storage	30,009	19,569
Other	20,895	8,299

Total operating revenues	504,386	268,379

Operating Costs and Expenses:
Operation and maintenance	144,812	67,773
Administrative and general	77,675	37,979
Depreciation and amortization (a)	70,777	35,059
Taxes other than income taxes	25,718	14,559

Total operating costs and expenses	318,982	155,370

Operating income	185,404	113,009

Other Deductions (Income):
Interest expense (b)	63,153	31,064
Interest income from affiliates (c)	—	—
Miscellaneous other deductions (income)	3,196	(1,334)

Total other deductions	66,349	29,730

Net Income	$119,055	$83,279

Other Financial Data:
Adjusted EBITDA	$256,181	$148,068

(a)	Reflects the pro forma depreciation and amortization expense adjustment related to the acquisition of Gulf South of $0.6 million for the year ended December 31, 2004.
(b)	Reflects the pro forma interest expense as a result of the notes offering associated with the Gulf South acquisition, the reclassification of interest income previously netted with interest expense, the elimination of the interest on the bridge loan which was outstanding from the date of the acquisition of Gulf South through the date the bridge loan was refinanced by the issuance of the notes, and interest on borrowings under our credit facility that we expect to enter into at or prior to closing.

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Interest expense as reported on financial statements	$29,729	$29,665
Pro forma amounts:
Interest expense (income) reported by Gulf South pre-acquisition	89	—
$300 million 5.50% Notes issued January 2005	16,500	733
$275 million 5.05% Notes issued January 2005	13,888	617
Amortization of debt discount/expense on Notes issued in 2005	603	30
Interest on credit facility, assuming an interest rate of 4.25%	1,828	914
Elimination of interest on bridge loan	(158)	(895)
Elimination of interest income netted with interest expense	674	—

Pro forma interest expense	$63,153	$31,064

(c)	Reflects the elimination of an advance receivable from a subsidiary of Loews and the corresponding interest income earned on the advance balance of $0.4 million and $1.0 million for the year ended December 31, 2004 and six months ended June 30, 2005, respectively.

Non-GAAP Financial Measure

The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measures, on a historical basis, as applicable, for each of the periods presented below:

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
	(in thousands)
Net income	$119,055	$83,279
Depreciation and amortization	70,777	35,059
Interest expense	63,153	31,064
Miscellaneous other income, net (a)	3,196	(1,334)

Adjusted EBITDA	$256,181	$148,068

(a)	Primarily consists of certain non-cash allowances for funds used during construction and non-recurring gains and loss on disposal of equipment. We believe the adjustments for miscellaneous other income are similar in nature to the traditional adjustments to net income used to calculate EBITDA and adjustment for these items results in an appropriate representation of this financial measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of the financial condition and results of operations of Boardwalk Pipelines, LLC and its subsidiaries, Texas Gas and Gulf South (collectively, “Boardwalk Pipelines, LLC and Subsidiaries”) in conjunction with the historical consolidated financial statements of Boardwalk Pipelines, LLC and its subsidiaries and the unaudited pro forma consolidated financial statements of Boardwalk Pipeline Partners, LP included elsewhere in this prospectus. Among other things, those historical and pro forma financial statements include more detailed information regarding the basis of presentation for the following information.

Overview

Our business is the transportation and gathering of natural gas through our interstate pipeline systems and the storage of natural gas in our underground facilities. We own and operate two interstate natural gas pipeline systems, with approximately 13,470 miles of pipeline, including approximately 870 miles of gathering pipelines, with a peak-day delivery capacity of approximately 6.3 Bcf. We have 11 storage facilities with approximately 124 Bcf of certificated working gas capacity. These transmission and storage facilities utilize 61 compressor stations with 738,600 horsepower. We receive natural gas from the Gulf Coast region and transport it to a broad mix of customers. Our revenues are derived primarily from the interstate transportation and storage of natural gas for third parties. Our transportation rates are subject to maximum tariff rates established by FERC, which are designed to provide us an opportunity to recover our costs and earn a reasonable return on equity. However, because our pipelines are in locations with other competing pipelines, most of our transportation services are provided at a discount to the current maximum regulated tariff rates. Our Texas Gas storage rates are cost-based while our Gulf South storage rates are market-based.

Interstate Natural Gas Pipelines. We own and operate pipelines in the Gulf Coast states of Texas, Louisiana, Mississippi, Alabama and Florida which extend through Arkansas to the Midwestern states of Tennessee, Kentucky, Illinois, Indiana and Ohio. Our transportation services consist of firm transportation, whereby the customer pays a capacity reservation charge to reserve pipeline capacity at certain receipt and delivery points on our system, plus a commodity and fuel charge on the volume actually transported, and interruptible transportation, whereby the customer pays to transport gas when capacity is available and used. Firm transportation capacity reservation revenues typically do not vary over the term of the contract. For the twelve months ended June 30, 2005, the percentage of total revenues under all firm contracts was approximately 86% and the percentage of total revenues under firm contracts with terms extending until at least June 30, 2006 was 64%.

We are not generally in the business of buying and selling natural gas, but changes in the price of natural gas can affect the overall supply and demand for natural gas, which in turn does affect our results of operations. We depend on the availability of competitively priced natural gas supplies which our customers desire to ship through our systems. We are connected to several major regional supply hubs and market centers for natural gas, including Agua Dulce and Carthage, Texas, Mobile Bay, Alabama, and Venice, Perryville and the Henry Hub in Louisiana. We have the largest take away capacity at the Henry Hub, which serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange. Our supply areas along the Gulf Coast (both onshore and offshore) and in East Texas have been prolific sources of natural gas for many years, accounting for approximately 48% of U.S. natural gas supply in 2004, according to the EIA. There is currently one onshore operating LNG terminal on the Gulf Coast and approximately 15 LNG terminals proposed to FERC for construction in the Gulf Coast region. If constructed, these additional LNG terminals would likely, directly or indirectly, provide additional gas supplies for our systems. We do not know how many of these LNG terminals, if any, will be approved and constructed.

Demand for natural gas in the markets we serve is also critical to our long-term financial performance. We deliver to a broad mix of customers including LDCs, industrial facilities, electric utilities, merchant power plants and other pipelines. In addition to serving our directly connected markets, our pipeline systems have indirect market access to the northeastern and southeastern United States through interconnections with unaffiliated pipelines.

Storage Business. Our natural gas storage facilities allow us to offer customers a high degree of flexibility in meeting their delivery requirements. For example, LDC customers use traditional storage services by injecting natural gas into our facilities in the summer months when gas prices are typically lower and then withdrawing the gas during the winter months in order to reduce their exposure to the potential volatility of winter gas prices. During the summer, other customers use our storage services to manage highly variable levels of electric power generation load. We offer firm storage service in which the customer reserves and pays for a specific amount of storage capacity, including injection and withdrawal rights, and interruptible storage service, where the customer receives and pays for capacity only when it is available and used.

We are currently expanding our western Kentucky storage complex on our Texas Gas system that will be completed November 1, 2005 which will allow the additional withdrawal of approximately 82,000 Mcf/d. We are also developing a high-deliverability storage cavern that, when operational, will add 6 Bcf of firm working gas storage capacity to our Gulf South system. This facility is expected to be in service in the fourth quarter of 2008, subject to the operational requirements of the lessor.

Trends and Uncertainties. The following trends and uncertainties have had and are likely to continue to have a material impact on our results of operations and liquidity:

•	Increasing competition for the transportation and storage of available gas supplies originating in a number of our supply areas.

•	Increasing competition from new and proposed pipelines providing natural gas to our market areas from other supply areas.

•	A desire of our customers to replace long-term contracts with contracts of shorter duration when their current contracts expire.

•	Disruption at the facilities of gas suppliers and end users in the Gulf Coast area and other uncertainties regarding the impact of Hurricanes Katrina and Rita.

•	Increased demand for natural gas in our traditional market areas at a rate greater than discoveries of natural gas in our supply areas.

•	The likelihood that LNG will become an increasingly important source of supply for our customers.

•	Increases in the differential between the sale price of natural gas in our market areas and the price at which natural gas may be purchased in certain of our supply areas, particularly East Texas, where pipeline capacity restraints limit the gas which may be sold from that region.

We believe the collective impact of the trends and uncertainties described in the first four bullet points above may result in an increasingly competitive gas transportation market. This could result in reduced rates on many of our contracts, adversely affecting our revenue. We believe that the impact of the factors described in the last three bullet points above may provide us with growth opportunities. They may also result in the need for increasing amounts of capital expenditures to take advantage of opportunities to bring new supplies of natural gas into our systems to maintain or possibly increase our transportation volumes.

Impact of Hurricanes Katrina and Rita

In late August and September 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to the offshore, coastal and inland areas located in the Gulf Coast region of the United States, specifically parts of Louisiana, Mississippi and Alabama. A substantial portion of our Gulf South pipeline assets and a smaller portion of our Texas Gas pipeline assets are located in the area directly impacted by the hurricanes.

Our Gulf South system experienced damage to its gas metering facilities, cathodic protection devices, communication devices, rights of way and other above ground facilities such as office buildings and signage. Our Texas Gas system experienced only minimal damage. Our pipelines continued to operate throughout the hurricanes and thereafter and the vast majority of service to our customers has not been interrupted. We do not expect the cost of damages to exceed $10.0 million, based upon current estimates, and we anticipate that a portion of these costs will be covered by insurance. However, we are still assessing the extent of the damages caused by and the repairs, cleanup, lost gas and other storm related expenditures relating to Hurricane Katrina, including the possible relocation of pipeline facilities, and the cost of damages could be higher than our current estimates.

The effects of Hurricanes Katrina and Rita have impacted our business in a number of other ways as well:

•	The destruction of facilities of some of our customers in markets, such as the cities of New Orleans, Gulfport and Bay St. Louis and various industrial end user customers, has reduced the amount of gas they are taking from our system. The industrial customers are primarily under interruptible contracts and the reduced throughput will result in a direct reduction of our revenues. The municipalities and local distribution companies are primarily served under firm transportation and storage contracts and, as a result, are still obligated to pay capacity reservation charges to us notwithstanding the reduced throughput. However, we cannot predict the extent to which we may become unable to collect these capacity reservation charges or other obligations to us, such as payables for imbalance gas, including because of the filing for bankruptcy protection by our customers. Any available capacity on our system as a result of this reduced throughput would be available to be sold to other customers.

•	Damage to facilities of some of our natural gas suppliers has reduced the supply of gas available to our transportation customers at certain locations along the Gulf Coast. For example, the Venice, Louisiana gas processing plant which supplied Gulf South with up to 600,000 Mcf/day was severely damaged by the storm and will not be operational for up to six months. Reduced supply decreases the transportation opportunities of our customers on our system, resulting in reduced commodity revenues, including interruptible service charges and fuel charges.

•	Natural gas commodity prices have increased sharply following the hurricanes, which could result in reduced overall demand for natural gas by industrial customers which would negatively impact our commodity revenues from discretionary transportation. Higher natural gas prices could also positively or negatively impact our parking and lending and interruptible storage services, depending on price volatility.

•	As a result of damage to some of our gas metering equipment, we have not been able to accurately measure the amount of natural gas flowing through our system at certain points, which could lead to disputes with affected customers.

•	As a result of the planned reconstruction of New Orleans, Biloxi and other cities and industrial facilities damaged by the hurricanes, we could be required to relocate some of our pipeline facilities, possibly at our expense.

•	Gulf South, along with other interstate pipelines and major natural gas producers, has been named in a Hurricane Katrina-related class action lawsuit. The lawsuit alleges that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that the undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. While it is too early to assess the merits of this suit, we anticipate that we may be named in additional lawsuits related to the hurricanes.

Although we do not currently anticipate that the overall impact of Hurricanes Katrina and Rita will be materially adverse to our business, financial condition and results of operations, in light of the magnitude of the damage caused by the hurricanes and the enormity of the relief and reconstruction effort, substantial uncertainty remains as to the ultimate impact on our business, financial condition and results of operations in the near or longer term. The reconstruction of the Gulf Coast region is in the early planning stages and the implementation and success of these plans are outside of our control, as are many of the other factors described above. The direct and indirect impact on us from the hurricanes could have a material adverse effect on us. Please read “Risk Factors—Risks Inherent in Our Business—The impact of Hurricanes Katrina and Rita could have a material adverse effect on our business, financial condition and results of operations.”

How We Evaluate Our Operations

We evaluate our business on the basis of a few key drivers:

•	the level of firm service for our transportation and storage businesses;

•	the level of interruptible service for our transportation and storage businesses;

•	the average rate for our firm and interruptible services; and

•	operating, general and administrative expenses.

Firm Service

We compete for transportation and storage customers based on the specific type of service a customer needs, operating flexibility, available capacity and price. To the extent our customers perceive we can offer these services at rates, terms and conditions which are more attractive than those of our competition, they will be more inclined to purchase our services. Firm transportation service requires us to reserve pipeline capacity for a customer at certain receipt and delivery points. Firm customers generally pay a “demand” or “capacity reservation” charge based on the amount of capacity being reserved regardless of whether the capacity is used, plus a commodity and fuel charge paid on the volume of gas actually transported. Firm storage customers also reserve a specific amount of storage capacity, including injection and withdrawal rights, and generally pay a capacity reservation charge based on the amount of capacity being reserved plus an injection and/or withdrawal fee. Capacity reservation revenues derived from firm service generally remain constant over the term of the contract because the revenues are generated based upon the capacity reserved and not whether the capacity is actually used. Our ability to maintain or increase the amount of firm service we provide is key to assuring a consistent revenue stream. Approximately 86% of our revenues are derived from firm services with an average remaining term of approximately three years.

Interruptible Service

Interruptible transportation and storage service is typically short term in nature and is generally used by customers that either do not need firm service or have been unable to contract for firm service. These customers pay a rate and fuel charge only for the volume of gas actually transported or stored. We attempt to provide our interruptible service at competitive prices in order to position ourselves to capture short term market opportunities as they occur. Typically, we are able to price this service at rates which allow us to receive a significant portion of the basis differential or to augment revenues when firm capacity is not being utilized. We view interruptible service revenues as an important measure of how effectively we are optimizing the transportation and storage capacity on our pipelines.

Average Rates

A large percentage of our contracts are at rates below our maximum tariff rates due to the competitive environment in which we operate. Another key factor in how our transportation services are priced is the difference in gas prices between different physical locations (“basis” or “basis differentials”). When gas supplies compete for limited amounts of pipeline capacity in a given area, the average price of gas in those locations will tend to decline. As an example, significant gas drilling has occurred in East Texas and production from that area has increased. Because of the limited take away capacity, gas prices at the Carthage, Texas hub have fallen to historic lows relative to other locations on our system such as the Henry Hub (the settlement location for NYMEX futures contracts). We monitor the basis differential at specific locations on our pipelines to determine the length of the contract term we propose to offer a shipper. Because competition requires us to discount our capacity, we attempt to structure contract terms to match market conditions. In periods of flat or narrowing basis differentials, consistent with our tariffs, we tend to seek longer term contracts to lock in current basis differentials, especially if we believe basis will continue to narrow. In periods of increasing basis differentials, we tend to seek to enter into shorter term contracts to take advantage of rising basis spreads. We follow this pattern until we can charge our maximum applicable rates, at which time we will also seek to lengthen the contract term. As we look at the market opportunities across our systems, we may implement several different contracting strategies based upon our view of the market.

Operating, General and Administrative Expenses

Our operating, general and administrative expenses typically do not vary significantly based upon the amount of gas we transport with the exception of gas consumed at Gulf South’s compressor stations (fuel) which is part of our operating expenses. We charge shippers for fuel in accordance with each pipeline’s individual tariff guidelines and Gulf South’s fuel recoveries are included as part of our transportation revenues. While expenses may not materially vary with throughput other than as noted above, the timing of our spending during a year can be dictated by customer demands. During the winter months, our pipelines average throughput is higher, and therefore, we typically do not perform routine compressor maintenance until off peak periods, which results in higher costs in the third and fourth quarters compared to the first half of the year. We are also regulated by the federal government and state and local laws which can impact the activities we perform on our pipelines. Changes in these regulations can increase our costs. As an example, the Pipeline Safety Act set new standards for pipelines in assessing the safety and reliability of the pipeline infrastructure. We have incurred additional costs, as have other pipelines, to meet these standards. Our pipelines are located in areas that are served by many other interstate and intrastate natural gas pipelines and we need to operate our systems efficiently and reliably to effectively compete for transportation and storage services.

Critical Accounting Policies and Estimates

The accounting policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements as their application places the most significant demands on management’s judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on our results of operations, equity or cash flows.

Regulation

Our natural gas pipeline operations are regulated by FERC. FERC regulatory policies govern the rates that each pipeline is permitted to charge customers for interstate transportation and storage of natural gas. From time to time, certain revenues collected may be subject to possible refunds upon final FERC orders. Accordingly, estimates of rate refund reserves are recorded considering third-party’s regulatory proceedings, advice of counsel and our estimated risk-adjusted total exposure, as well as other risks. Texas Gas filed a rate case with FERC on April 29, 2005, with rates to be effective no later than November 1, 2005. No assurances can be provided as to the financial outcome of Texas Gas’s 2005 rate case relative to its current rate structure.

SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” requires rate-regulated public utilities that apply this standard to account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. In applying SFAS No. 71, Texas Gas capitalizes certain costs and benefits as regulatory assets and liabilities, respectively, in order to provide for recovery from or refund to customers in future periods. Gulf South does not apply SFAS No. 71 because certain services provided by Gulf South are market based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate.

The storage facilities operated by Texas Gas and Gulf South store gas that is owned by them as well as gas owned by customers. Various services provided by Texas Gas and Gulf South allow customers to borrow gas with a requirement to repay the gas at some future prescribed date. Consistent with certain regulatory treatment prescribed by FERC as a result of risk-of-loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. Volumes held on behalf of others by Gulf South are not reflected on the Consolidated Statements of Financial Position.

Contingencies

We record liabilities for estimated loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. Revisions to contingent liabilities are reflected in income in the period in which different facts or information become known or circumstances change that affect previous assumptions with respect to the likelihood or amount of loss. Liabilities for contingent losses are based upon management’s assumptions and estimates regarding the probable outcomes of the matters. Should the outcomes differ from the assumptions and estimates, revisions to the liabilities for contingent losses would be required.

Environmental Liabilities

Our environmental liabilities are based on management’s best estimate of the undiscounted future obligation for probable costs associated with environmental assessment and remediation of our operating sites. These estimates are based on evaluations and discussions with counsel and independent consultants and the current facts and circumstances related to these environmental matters. Our environmental accrued liabilities could change substantially in the future due to factors such as the nature and extent of any contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the United States Environmental Protection Agency (the “EPA”), FERC and other governmental authorities on these matters. We continue to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated environmental costs. Please read “—Environmental Matters.”

Purchase Price Allocation and Impairment of Goodwill

Our purchase price allocation for the acquisition of Texas Gas (“TG-Acquisition”) reflects the underlying assumption that the historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. An impairment test performed in accordance with SFAS No. 142 requires that a reporting unit’s fair value be estimated. Texas Gas used a discounted cash flow model to estimate the fair value of its operating segment, and that estimated fair value was compared to its carrying amount, including goodwill. The estimated fair value was in excess of the carrying amount at December 31, 2004 and, therefore, resulted in no impairment.

During 2004, adjustments were made to finalize the estimated allocation that reduced goodwill by approximately $5.8 million and reduced other liabilities related to the resolution of certain revenue refund issues, as well as the related deferred income tax impact. As of June 30, 2005, we had $163.5 million of goodwill recorded as an asset on our balance sheet. Changes to the estimates after May 2004, other than those related to the tax basis of our assets and liabilities, will be recorded in results of operations. We have made a preliminary allocation of the purchase price in connection with the acquisition of Gulf South. The determination of fair value with respect to property, plant and equipment, as well as gas in storage, is subject to expert appraisal analyses. Such analyses will be finalized in 2005 and we may adjust the purchase price allocation as a result. Additionally, certain pre-acquisition contingencies are subject to additional analyses and have adjusted the purchase price allocation during 2005. These adjustments were primarily for working capital adjustments of $4.7 million and payment of miscellaneous acquisition expenses of $0.2 million.

Judgments and assumptions are inherent in management’s estimate of undiscounted future cash flows used to determine recoverability of an asset and the estimate of an asset’s fair value used to calculate the amount of impairment to recognize. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.

Defined Benefit Plans

We have a defined-benefit pension plan for substantially all of our Texas Gas employees. Texas Gas also has a health care plan which accords postretirement medical benefits to retired employees who were employed full time, hired prior to January 1, 1996, and have met certain other requirements. As of December 31, 2004, the Texas Gas pension plan was fully funded. To the extent its pension plan is overfunded, Texas Gas is required to record an offsetting regulatory liability since its ratepayers would be the beneficiaries of any overfunded pension assets if the pension plan were ever terminated. Texas Gas recognizes expense concurrent with the recovery in rates.

Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, and rate of future compensation increases, within certain guidelines. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the projected benefit obligation. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of expense and liability recorded in future periods.

Results of Operations

Overview

The following results of operations present summary historical financial and operating data for our predecessor, Boardwalk Pipelines, and its predecessor, Texas Gas, as of the dates and for the periods indicated. Boardwalk Pipelines was formed in April 2003, with an initial capitalization on May 16, 2003, of $804 million, to acquire all of the outstanding capital stock of Texas Gas from a subsidiary of The Williams Companies, Inc. (“Williams”). Because Boardwalk Pipelines had no assets or operations prior to its acquisition of Texas Gas, we refer to Texas Gas as the predecessor of both Boardwalk Pipelines and us.

Because Boardwalk Pipelines acquired all of the assets of Texas Gas, the entire revenue stream and basic operating cost structure were acquired as well. Subsequent to the acquisition, Texas Gas incurred approximately $2.7 million in one-time transition costs as Texas Gas migrated to a stand-alone organization. In addition to transitional costs, Texas Gas invested approximately $6.2 million in computer systems to replace or modify computer systems shared with Williams. Texas Gas also increased the number of employees by approximately 40 to replace certain back office operations such as information technology, accounting and human resources services previously performed by Williams. The increased costs associated with the additional employees were more than offset by the elimination of charges incurred from Williams.

The acquisition of Texas Gas was accounted for using the purchase method of accounting and, accordingly, the post-acquisition financial information included below reflects the allocation of the purchase price resulting from the acquisition. As a result, the financial results of Texas Gas for the periods prior to May 16, 2003 are not directly comparable to our financial results subsequent to that date.

On December 29, 2004, Boardwalk Pipelines acquired Gulf South for a purchase price of $1.1 billion. The acquisition was funded with a $575 million term loan and a capital contribution from BPHC. In January 2005, Gulf South issued $275 million aggregate principal amount of its 5.05% notes due 2015 and Boardwalk issued $300 million aggregate principal amount of its 5.50% notes due 2017. The net proceeds of these two offerings were used to repay the $575 million term loan.

The acquisition of Gulf South was also accounted for using the purchase method of accounting. Accordingly, the post-acquisition financial information included below reflects the purchase. Because the acquisition occurred in December 2004, the accounting effect of the acquisition had its greatest impact on our statement of financial position as of December 31, 2004. As a result, our results of operations for the six months ended June 30, 2004 are not readily comparable with our results of operations for the six months ended June 30, 2005.

Boardwalk Pipelines acquired all of the assets of Gulf South, including the entire revenue stream and basic operating cost structure. Gulf South added approximately six employees, in addition to shared resources from Texas Gas, to replace human resources and certain accounting and finance services provided by Gulf South’s previous owner, Entergy-Koch, LP (“EKLP”). Gulf South’s information technology services were provided by a third party and during the third quarter of 2005, Gulf South assumed responsibility for these services resulting in the addition of approximately 15 employees. The increased costs associated with the additional employees were offset by the elimination of charges incurred from EKLP and the third party information technology service provider.

Upon the completion of the acquisition of Gulf South, Texas Gas and Gulf South installed certain operating facilities to connect the two pipelines or enhance existing inter-connections for approximately $2 million. These new facilities allowed the companies to exchange gas which improved the operating capability of Gulf South and freed capacity on the Gulf South system. We anticipate that this capacity will generate approximately $7 million in annual revenues on the Gulf South system.

General

This analysis discusses the financial results of operations for the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002. As more fully discussed in the Notes to Consolidated Financial Statements, the acquisition of Texas Gas and the purchase price allocation created a new basis of accounting in May 2003, necessitating the use of a bold vertical line in the Consolidated Statements of Operations. For purposes of the following analysis of our operations, we have combined the pre- and post-acquisition results of Texas Gas for 2003. This pro forma total combines two different bases of accounting, which qualifies as a non-GAAP measure. However, due to the fact that the purchase price allocation considers that historical book value is equal to fair value, there are not significant differences between the two presentations. Texas Gas’s depreciation expense and interest expense are impacted by the new purchase price allocation and related financing. As the excess of fair value paid over net book value was allocated to goodwill for Texas Gas, which is non-amortizable, there is no impact on results of operations from that allocation item.

The acquisition of Gulf South was consummated on December 29, 2004. Three days of activity are included in the Consolidated Statements of Operations and Cash Flows. As of December 31, 2004, approximately $2.0 million of franchise taxes were recorded as taxes other than income taxes. All other financial activity of Gulf South for those three days is considered immaterial and does not impact the discussions below.

Six-Month Periods Ended June 30, 2005 and June 30, 2004

Our operating revenues increased in 2005 by $130.8 million, or 95.1%, which was primarily attributable to revenue from Gulf South. Gas transportation revenues increased by $107.1 million, of which $115.1 million was attributable to Gulf South. The decrease in other transportation revenues was attributable to 20% warmer weather in January and February 2005 in Texas Gas’s direct-serve market area. The warmer weather caused excess capacity and reduced our flexibility in offering interruptible services due to unusually high storage levels. Gas storage revenue increased $17.0 million, of which $17.1 million was attributable to Gulf South. Other revenues were $6.7 million, of which $7.6 million was attributable to Gulf South. Total deliveries were 676.4 Bcf and 350.2 Bcf for the first six months of 2005 and 2004, respectively.

Our operating costs and expenses increased $83.9 million, or 117.3%, for the first six months of 2005 as compared to 2004, which is also primarily attributable to Gulf South. Our operation and maintenance costs increased $47.7 million, of which $46.3 million was attributable to Gulf South. Administrative and general expenses increased $11.7 million, of which $15.2 million was attributable to Gulf South, partially offset by lower employee benefit expenses of $1.6 million primarily due to lower medical claims. Depreciation and amortization expenses increased by $18.3 million, of which $18.7 million was attributable to Gulf South. Taxes other than income taxes increased by $6.2 million, of which $5.6 million was attributable to Gulf South and $0.7 million was attributable to higher property and franchise taxes, primarily from higher state assessments.

Our net income increased by $20.5 million, or 66.2%, due to the changes discussed above, partially offset by an increase in interest expense due to the increase in long-term debt.

Years Ended December 31, 2004 and 2003

Operating revenues increased by $7.3 million, or 2.8 percent, to $263.6 million in 2004, compared to $256.3 million in 2003 of which $2.1 million was attributable to the three days in 2004 in which we owned Gulf South. This increase was comprised of the following:

Gas transportation revenue increased by $3.0 million of which $1.9 million was attributable to the three days in 2004 in which we owned Gulf South. Other transportation increases were due to:

•	$3.3 million of revenue from a Texas Gas gas supply realignment (“GSR”) regulatory settlement in 2004 related to deferred interruptible transportation revenue recognized as income in December 2004; and

•	$4.6 million increase in revenue from no notice service primarily related to increased contract volumes.

These increases were partially offset by:

•	a $1.5 million decrease in revenue in 2004 due to the reduction of Texas Gas’ rates to reflect the elimination of costs associated with expiration of transportation contracts on third-party pipelines; and

•	$3.0 million lower summer no-notice service revenue that was negatively impacted by the high price of gas, causing power plants to find alternative sources of fuel or to shut down.

Gas storage revenue increased $4.2 million, $0.3 million of which was attributable to the three days in 2004 in which we owned Gulf South, with the remaining $3.9 million increase due to two new firm storage contracts on Texas Gas, effective late in 2003.

Operating costs and expenses increased by $15.7 million, or 11.4 percent, to $153.9 million in 2004, compared to $138.2 million in 2003, of which $3.8 million was attributable to the three days in 2004 in which we owned Gulf South. The increase was comprised of the following:

Operation and maintenance costs increased in 2004 by $6.8 million, of which $1.2 million was attributable to the three days in 2004 in which we owned Gulf South and the balance primarily attributable to:

•	$1.1 million increase in labor due to an increase in field support labor and less labor being charged to capital overhead; and

•	$3.9 million accrual for environmental costs due to proactive steps taken by Texas Gas with various state agencies;

•	$2.2 million increase in operation maintenance projects primarily related to pipeline integrity.

These increases were partially offset by:

•	$1.8 million decrease in expense due to a Texas Gas GSR regulatory settlement in 2004 related to deferred interruptible transportation expense adjustment recorded in December 2004.

•	$1.5 million decrease in gas transportation expenses in 2004 due to the expiration of transportation contracts on third-party pipelines;

Administrative and general expenses increased by $9.2 million in 2004, of which $0.1 million was attributable to the three days in 2004 in which we owned Gulf South. The balance was primarily due to:

•	$5.7 million increase in operating expense primarily resulting from a reduction in benefit accruals prior to the Texas Gas acquisition in 2003;

•	$2.8 million increase in labor and benefit costs due to an increase in approximately 40 employees in information technology, human resources and finance and accounting to replace services previously provided by Williams;

•	$1.0 million increase in property and liability insurance costs due to increase in coverage and higher rates; and

•	a $1.0 million increase in corporate overhead costs.

These increases were partially offset by:

•	$2.7 million decrease in 2004 compared to 2003 due to costs related to the transition of information technology, human resources and accounting from Williams to Texas Gas after the acquisition in 2003.

Depreciation and amortization expense decreased by $2.7 million, primarily as a result of the elimination of the application of purchase accounting for Williams’ acquisition of Texas Gas. With the Loews acquisition, the excess purchase price over the fair value of assets was allocated to goodwill and, as such, is not amortized. This decrease was offset by a $0.3 million increase attributable to Gulf South for the three days in 2004 in which we owned Gulf South.

Taxes other than income taxes increased by $2.3 million which was attributable to Gulf South’s franchise taxes resulting from the acquisition by Boardwalk.

Total other deductions were $4.9 million higher in 2004 than 2003 primarily attributable to an increase of $3.0 million in interest expense related to debt issued in 2003 and 2004 to fund the Texas Gas and Gulf South acquisitions and a decrease in interest income of $1.6 million resulting from lower cash balances and yields.

Years Ended December 31, 2003 and 2002

Operating revenues decreased $10.4 million, or 3.9 percent, to $256.3 million in 2003, compared to $266.7 million in 2002, primarily attributable to the following decreases:

Gas transportation revenue decrease of $10.3 million in 2003, primarily attributable to:

•	$10.2 million of deferred revenue recognized in 2002 resulting from the settlement of Texas Gas’s general rate case, effective November 1, 2000, to implement value-based, term-differentiated seasonal rates for short-term services;

•	$2.2 million of deferred interruptible transportation revenues in 2003 related to GSR recoveries per the tariff; and

•	$3.1 million decrease due to the reduction of rates to reflect the elimination of the costs associated with expiration of transportation contracts on third-party pipelines.

These decreases were partially offset by:

•	$3.9 million increase due to greater utilization of parking and lending (“PAL”) services resulting from a colder than normal winter in the first quarter of 2003; and

Gas storage revenue increased by $0.9 million, primarily attributable to two new firm storage contracts effective late in 2003.

Other revenue decreased by $1.0 million, which was primarily attributable to income related to third-party use of company aircraft which we eliminated in 2002 due to cost cutting efforts.

Operating costs and expenses decreased $20.0 million, or 12.6 percent, to $138.2 million in 2003, compared to $158.2 million in 2002, primarily attributable to the following:

Operation and maintenance costs decreased in 2003 by $9.9 million, primarily due to:

•	$3.5 million accrual for a disputed 2002 adjustment to fuel retention percentages, related to Texas Gas’s lost-and-unaccounted-for gas on its pipeline system;

•	$3.1 million due to the expiration of transportation contracts on third-party pipelines in 2003;

•	$1.8 million in severance costs due to Williams’ cost-cutting strategies in 2002 causing Texas Gas to reduce its work force by approximately 140 employees through an enhanced-benefit early retirement option to certain employee groups, including severance;

•	$0.6 million write-off of cancelled capital projects due to Williams cash constraints in 2002; and

•	$0.5 million write-off of unrecoverable aviation related costs due to the elimination of the aviation department in 2002.

These savings were partially offset by:

•	$1.8 million reduction in environmental costs in 2002 resulting from an environmental insurance settlement that was not recurring in 2003.

Administrative and general expenses decreased $9.7 million in 2003, primarily due to:

•	$6.7 million decrease in costs for services provided by Williams in 2003 as compared to 2002 after the sale of Texas Gas;

•	$5.7 million decrease in operating expense in 2003 primarily resulting from a reduction in benefit accruals prior to the sale to Loews;

•	$1.2 million write-off of a common system development in 2002 with Williams for a Supervisory Control and Data Acquisition (“SCADA”) project to provide one SCADA system to be used by all the Williams pipelines that would have allowed a central Gas Control area to remotely monitor and control all of the Williams pipelines. This SCADA project was cancelled as part of Williams cost-cutting strategies in 2002;

•	$1.1 million write-off of unrecoverable aviation related costs in 2002 mentioned above; and

•	$0.7 million in severance costs due to Williams’ cost-cutting strategies in 2002 causing Texas Gas to reduce its work force by approximately 140 employees as mentioned above.

These savings were partially offset by the following:

•	$2.7 million from the transition of information technology, human resources and accounting from Williams to Texas Gas after the acquisition in 2003; and

•	$3.3 million in costs for services provided by Loews in 2003.

Depreciation and amortization expense decreased $1.2 million primarily due to:

•	$6.7 million decrease in depreciation expense primarily as a result of the elimination of the application of purchase accounting for Williams’ acquisition of Texas Gas. With the Loews acquisition, the excess purchase price over the fair value of assets was allocated to goodwill and, as such, is not amortized.

This reduction was partially offset by:

•	$5.7 million which was credited to depreciation in 2002 due to a settlement of a rate case which implemented lower depreciation rates retroactive to November 2000.

Total other deductions were $8.0 million higher in 2003 than 2002 due to the increase of $6.3 million in interest expense related to debt issued in 2003 to fund the Texas Gas acquisition, $1.1 million from a 2002 gain on the sale of an airplane and $1.1 million in higher allowance for funds used during construction (Equity), offset by an increase in interest income due to higher note receivable and cash balances.

Liquidity and Capital Resources

Liquidity

We are a partnership holding company and derive all of our operating cash flow from our subsidiaries, Texas Gas and Gulf South. Prior to this offering, our primary capital requirement was to make interest payments on our outstanding debt. We intend to enter into a five-year revolving credit facility, at or prior to the closing of this offering, providing for commitments of an aggregate of $200 million borrowing capacity, which we may use for working capital needs, letters of credit, distributions and general partnership purposes, including future acquisitions and expansions. See “—Proposed Credit Facility.” We have not entered into any commitment letter with a prospective lender, and cannot assure you that we will be able to obtain a revolving credit facility or do so on acceptable terms. Texas Gas and Gulf South fund their respective operations and capital requirements with cash flows from operating activities. The notes payable from Boardwalk Pipelines are demand notes which Texas Gas or Gulf South can demand to be repaid at any time. In addition, Boardwalk Pipelines can demand the notes receivable from BPHC be repaid at any time.

Capital expenditures, net of retirements and salvage, for 2004 and 2003 were $41.9 million and $34.7 million, respectively. Our capital expenditures, net of retirement and salvage, for the first six months of 2005 and 2004 were $26.6 million and $7.0 million, respectively. The increase in capital expenditures through June 30, 2005, is primarily attributable to the storage expansion project by Texas Gas and the acquisition of Gulf South. Our capital expenditures for the full-year 2005 are expected to approximate $88.5 million and are expected to be funded through cash flows from operating activities.

Contractual Obligations

The table below summarizes our significant contractual cash payment obligations as of December 31, 2004 by period (in millions).

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Lease commitments	$8.1	$2.6	$5.5	$—	$—
Contributions to benefit plans	5.3	5.3	—	—	—
Interest on long-term debt	755.7	45.8	117.5	117.5	474.9
Capital commitments	34.8	33.5	1.3	—	—
Principal payments on long-term debt	1,110.0	—	—	—	1,110.0

Total	$1,913.9	$87.2	$124.3	$117.5	$1,584.9

Off-Balance Sheet Arrangements

We have no guarantees of off-balance sheet debt to third parties and maintain no debt obligations that contain provisions requiring accelerated payment of the related obligations in the event of specified levels of declines in credit ratings.

Capital Expenditures

Storage Expansion Projects

Recent requests for additional storage capacity have exceeded the physical capabilities of our Texas Gas system, thereby prompting us to decide to expand our storage facilities on this system. On February 11, 2005, FERC granted us approval to begin expanding our western Kentucky storage complex for service to two customers beginning November 1, 2005. The project will cost an estimated $22.0 million, which will be funded by internally generated cash flows, and allow the additional withdrawal of approximately 82,000 Mcf/d. We incurred $14.5 million of costs on this project through June 30, 2005.

On our Gulf South system, we are developing a high-deliverability storage cavern at a leased facility located in Napoleonville, Louisiana that, when operational, is expected to add up to 6.0 Bcf of firm working gas capacity. This facility is expected to be in service in the fourth quarter of 2008, subject to the operational requirements of the lessor. Capacity will be available at market-based rates. The project’s remaining cost is expected to be approximately $3.7 million which will be funded by internally generated cash flows.

Commitments for Construction

Our capital expenditures for the full-year 2005 are expected to be approximately $88.5 million.

Proposed Credit Facility

General. We currently are negotiating the terms of a proposed five-year revolving credit facility which we expect would provide for commitments of an aggregate $200 million. We expect to enter into the proposed revolving credit facility with a group of institutional lenders at or prior to the closing of this offering. We expect that the new revolving credit facility may be used to fund our ongoing working capital needs, letters of credit, distributions and for general partnership purposes, including future acquisitions and expansions. We expect to borrow $43 million under the credit facility at or prior to the closing of this offering to fund a reimbursement to BPHC for capital expenditures it incurred in connection with the acquisition of Gulf South. We have not entered into any commitment letter from a prospective lender, and cannot assure you that we will be able to obtain a revolving credit facility or do so on acceptable terms.

Affirmative Covenants. We expect that our credit agreement will require us to maintain, among other things, specified interest coverage and leverage ratios and specified levels of tangible net worth and liquidity.

Prepayments. We anticipate that we will be allowed to prepay all loans under our proposed credit facility at any time without premium or penalty (other than customary LIBOR breakage costs). We anticipate that we will be required to reduce all working capital borrowings under the credit facility to zero for a period of at least 15 consecutive days once each twelve month period prior to the maturity date of the revolving credit facility.

Interest. We expect that interest on amounts drawn under the proposed revolving credit facility will be payable at a floating rate equal to an applicable spread per annum over LIBOR.

Conditions. We expect that our ability to borrow amounts under the anticipated revolving credit facility will be subject to the execution of customary documentation relating to the facility, including satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents.

Negative Covenants. We expect that our credit agreement will prevent us from declaring dividends or distributions if any event of default, as defined in the credit agreement, occurs or would result from such a declaration. In addition, we anticipate that the credit agreement will contain covenants requiring us to adhere to certain financial covenants and limiting the ability of our subsidiaries to, among other things:

•	incur or guarantee indebtedness;

•	make certain negative pledges and grant certain liens;

•	make certain loans, acquisitions and investments;

•	make any material changes to the nature of our business; or

•	enter into a merger, consolidation or sale of assets.

Events of Default. If an event of default exists under our credit agreement, the lenders will be able to terminate the credit facility and accelerate the maturity of all outstanding loans, as well as exercise other rights and remedies. We anticipate that each of the following will be an event of default under our credit facility:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	failure of any representation or warranty to be true and correct in any material respect;

•	failure to perform or otherwise comply with the covenants in the credit agreement or other loan documents, subject to certain grace periods;

•	default by us or any of our subsidiaries on the payment of any other indebtedness in excess of a specified amount, or any default in the performance of any obligation or condition with respect to such indebtedness beyond the applicable grace period if the effect of the default is to permit or cause the acceleration of the indebtedness;

•	default under any material agreement if such default could have a material adverse effect on us;

•	bankruptcy or insolvency events involving us or our subsidiaries;

•	the entry of, and failure to pay, one or more adverse judgments in excess of a specified amount against which enforcement proceedings are brought or that are not stayed pending appeal; and

•	a change of control of us.

Subsidiary Indebtedness

As of June 30, 2005, our subsidiaries had the following indebtedness outstanding. The trust indentures under which these notes and debentures were issued contain negative covenants restricting our subsidiaries’ ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the notes or debentures, as appropriate, are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

If an event of default exists under the trust indentures, holders of the affected notes or debentures, as appropriate, may declare the entire principal of all notes of each such affected series and interest accrued thereon to be due and payable immediately. Events of default under the trust indentures include, among other things:

•	failure to pay any principal or interest when due; and

•	failure to perform or otherwise comply with the covenants in the trust indenture.

Boardwalk Pipelines Notes due 2018. At June 30, 2005, Boardwalk Pipelines had outstanding $185.0 million aggregate principal amount of its 5.20% notes due 2018, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Boardwalk Pipelines’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting Boardwalk Pipelines’ ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 5.20% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Boardwalk Pipelines Notes due 2017. At June 30, 2005, Boardwalk Pipelines had outstanding $300.0 million aggregate principal amount of its 5.50% notes due 2017, issued in January 2005. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Boardwalk Pipelines’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting Boardwalk Pipelines’ ability to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 5.50% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Texas Gas Debentures due 2027. At June 30, 2005, Texas Gas had outstanding $100.0 million aggregate principal amount of its 7.25% debentures due 2027, issued in July 1997. Interest is payable on the debentures semiannually on January 15 and July 15. The indebtedness evidenced by the debentures is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which the debentures were issued contains negative covenants restricting the ability of Texas Gas to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 7.25% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and transfers of assets.

Texas Gas Notes due 2015. At June 30, 2005, Texas Gas had outstanding $250.0 million aggregate principal amount of its 4.60% notes due 2015, issued in May 2003. Interest on these notes is payable semiannually on June 1 and December 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Texas Gas’ other unsecured and unsubordinated indebtedness outstanding from time to time. The trust indenture under which these notes were issued contains negative covenants restricting the ability of Texas Gas to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 4.60% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and sales of assets.

Gulf South Notes due 2015. At June 30, 2005, Gulf South had outstanding $275.0 million aggregate principal amount of its 5.05% notes due 2015. Interest on these notes is payable semiannually on February 1 and August 1. The indebtedness evidenced by these notes is unsecured and ranks on a parity with all of Gulf South’s future unsecured and unsubordinated indebtedness that may be outstanding from time to time. The trust indenture under which the debentures were issued contains negative covenants restricting the ability of Gulf South to engage in certain activities, including without limitation:

•	limitations on incurring secured indebtedness, subject to certain exceptions, unless the 5.05% notes are secured equally and ratably with such secured indebtedness;

•	restrictions on sale/leaseback transactions; and

•	restrictions on consolidations, mergers and transfers of assets.

Impact of Inflation

We generally have experienced increased costs in recent years due to the effect of inflation on the cost of labor, benefits, materials and supplies, and property, plant and equipment. A portion of the increased labor and materials and supplies costs can directly affect income through increased operating and maintenance costs. The cumulative impact of inflation over a number of years has resulted in increased costs for current replacement of productive facilities. The majority of our property, plant and equipment and materials and supplies is subject to rate-making treatment, and under current FERC practices, recovery is limited to historical costs. While amounts in excess of historical cost are not recoverable under current FERC practices, we believe we will be allowed to recover and earn a return based on the increased actual costs incurred when existing facilities are replaced. Cost-based regulation along with competition and other market factors limit our ability to price services or products to ensure recovery of inflation’s effect on costs.

Environmental Matters

During 2004, Texas Gas entered into agreements, or met with various state agencies, to address remediation issues primarily on a voluntary basis. As a result of these actions, Texas Gas increased its environmental accrual by $3.9 million during the fourth quarter of 2004. As of June 30, 2005, December 31, 2004 and December 31, 2003, Texas Gas had an accrued liability of approximately $4.1 million, $4.1 million and $1.1 million, respectively, for probable costs associated with environmental assessment and remediation, primarily for remediation associated with the historical use of polychlorinated biphenyls and hydrocarbons. This accrual represents management’s best estimate of the undiscounted future costs based on evaluations and discussions with counsel and independent consultants. The assumptions are based on a substantial number of existing assessments and completed remedial activities by third party consultants, including a Texas Gas systemwide assessment and/or cleanup of polychlorinated biphenyls, petroleum hydrocarbons, asbestos abatement and mercury. We continue to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs. These costs are expected to occur over approximately the next five years.

In connection with the acquisition of Gulf South, an analysis of certain known environmental sites operated by Gulf South was conducted by a third party consultant (“Environmental Consultant”), in conjunction with management. The balance of the environmental accrual recorded as a result of this analysis was $13.1 million at June 30, 2005 and $12.8 million at December 31, 2004. We are continuing to review and assess these matters and anticipate that this process will be completed by year-end 2005. The accruals recorded were based upon management’s review and analysis of the findings of the Environmental Consultant, including the assumptions underlying such findings. Those assumptions reflect management’s best estimate of the undiscounted future costs of remediation based on the known levels of contamination and our and the Environmental Consultant’s historical experience in remediating such contamination. The material components of the $13.1 million accrual are: identification and remediation of hydrocarbon contamination ($6.0 million); enhancement of groundwater protection measures ($2.5 million); identification and remediation of mercury contamination ($2.0 million); identification and remediation of PCB contamination ($2.0 million); other costs ($0.6 million). The actual cost of remediation could be impacted by the discovery of additional contamination at one or more sites as a result of our ongoing due diligence review or additional information uncovered during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to remediation of any particular site. Management will adjust estimates and the related accrual, as appropriate. We expect these costs will occur over approximately the next five years.

Our pipelines are subject to the CAA and the CAA Amendments of 1990 (“Amendments”) which added significant provisions to the existing federal CAA. The Amendments require the EPA to promulgate new regulations pertaining to mobile sources, air toxins, areas of ozone non-attainment and acid rain. Texas Gas operates one facility in an area designated as non-attainment for the current ozone standard (eight-hour standard). Emission control modifications of compression equipment located at our facilities required to comply with current federal CAA provisions, the Amendments and State Implementation Plans for nitrogen oxide reductions are estimated to cost $12.5 million by the end of 2005 and will be recorded as additions to property, plant and equipment as the modifications are added. Through June 30, 2005, we incurred expenses of $11.9 million to comply with the CAA at our pipeline facilities. If the EPA designates as non-attainment other areas where we operate, the cost of additions to property, plant and equipment is expected to increase; however, we are unable at this time to foresee with any certainty whether the EPA will do so, and, if so, the cost of any additions that may be required. Additionally, the EPA promulgated new rules regarding hazardous air pollutants in 2004, which will impose controls in addition to the measures described above. Three facilities will be affected by the new regulations at an estimated cost of $1.6 million in the aggregate. The effective compliance date for the hazardous air pollutants regulations and installation of associated controls is anticipated to be during 2007. We have assessed the impact of the CAA on our facilities and do not believe that it will have a material impact on the results of continuing operations or cash flows.

Pipeline Integrity

OPS has issued a final rule that requires natural gas pipeline operators to develop integrity management programs. Pursuant to the rule, pipelines were required by December 17, 2004 to identify HCAs on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. We have complied with these requirements. Our estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 range from $95 to $115 million.

On June 30, 2005, FERC issued an order addressing the accounting treatment for the costs that pipeline operators will incur in implementing all aspects of pipeline integrity management programs in HCAs. FERC’s general accounting rules provide that costs incurred to inspect, test and report on the condition of plant to determine the need for repairs or replacements are to be charged to maintenance expense in the period the costs are incurred. Therefore, costs to prepare a plan to implement an integrity management program, costs to identify high consequence areas, costs to inspect affected pipeline segments, and costs to develop and maintain a recordkeeping system to document program implementation and actions (other than costs to develop internal-use computer software during the application development stage) should be expensed. However, costs of pipeline additions or modifications undertaken to prepare for a pipeline assessment and costs of remedial and mitigation actions to correct an identified condition which could threaten a pipeline’s integrity may be capitalized consistent with FERC’s general accounting rules for the addition or replacement of plant.

FERC’s accounting guidance is effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006 will be permitted to remain as recorded. We believe we are compliant with FERC’s accounting guidance and do not expect any material impact from implementation of these guidelines.

Other Legal Matters

We and our subsidiaries are parties to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on our future financial condition, results of operations or cash flows.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies when an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation and will be effective for fiscal years ending after December 15, 2005, with earlier adoption encouraged. We are reviewing this interpretation to determine what, if any, effect this will have on our Consolidated Statements of Financial Position.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk is substantially limited to our long-term debt. All interest on long-term debt is fixed in nature as shown on the following table:

	Carrying Value as of:
	December 31, 2004	June 30, 2005
	(in thousands)
Fixed rates on long term debt:
5.20% Notes due 2018	$185,000	$185,000
Interim Term Loan	575,000	—
5.50% Notes due 2017	—	300,000
7.25% Debentures due 2027	100,000	100,000
4.60% Notes due 2015	250,000	250,000
5.05% Notes due 2015	—	275,000

	1,110,000	1,110,000
Unamortized debt discount	(3,865)	(9,114)

Total long-term debt	$1,106,135	$1,100,886

Total long-term debt at December 31, 2004, had a carrying value of $1,106.1 million and a fair market value of $1,105.4 million. Total long-term debt at June 30, 2005 has a carrying value of $1,100.9 million and a fair market value of $1,133.9 million. As of December 31, 2004, and June 30, 2005, the weighted-average interest rate of our long-term debt was 4.26% and 5.29%, respectively. We expect to have sensitivity to interest rate changes with respect to future debt facilities, including the anticipated credit facility into which we expect to enter at or before the closing of this offering. We have not entered into any commitment letter from any prospective lender with respect to such a facility, and we are not able to estimate at this time the extent of any such sensitivity, which could be substantial.

At December 31, 2004, approximately $3.5 million of Gulf South’s gas stored underground, which it owns and carries as inventory, is exposed to commodity price risk. In accordance with Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas. These hedge contracts are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the Consolidated Statements of Operations. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the Consolidated Statements of Operations when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchase or sales, the ineffective portion of the hedge contracts is immediately recognized.

As of June 30, 2005, we had a liability of approximately $0.3 million related to the hedge contracts included in other current liabilities on the Consolidated Statements of Financial Position. As of December 31, 2004, we had an asset of approximately $0.3 million related to the hedge contracts included in prepaid expenses and other current assets on the Consolidated Statements of Financial Position. As of June 30, 2005, we had a deferred loss on cash flow hedges in accumulated other comprehensive loss of $0.4 million, net of income taxes. As of December 31, 2004, there was no deferred loss on cash flow hedges. We expect to reclassify the entire amount of accumulated other comprehensive loss to earnings over the next twelve months.

We are exposed to credit risk. Credit risk relates to the risk of loss resulting from the nonperformance by a customer of its contractual obligations. Our exposure generally relates to receivables and unbilled revenue for services provided, as well as volumes owed by customers for imbalances or gas lent by us to them generally under our parking and lending services and no-notice services. We maintain credit policies intended to minimize credit risk and actively monitor these policies.

INDUSTRY OVERVIEW

Introduction

Natural gas is a critical component of energy consumption in the United States. The U.S. natural gas pipeline grid transports natural gas from producing regions to customers, such as LDCs, industrial users and electric generation facilities. Interstate pipelines carry natural gas across state boundaries and are subject to FERC regulation on the rates charged for their services, on the terms and conditions of the services they offer, and on the location, construction and abandonment of their facilities. Intrastate pipelines transport natural gas within a particular state and are typically not subject to FERC regulation. At the close of 2004, based on data from the EIA, the U.S. natural gas pipeline grid included 107 interstate systems and more than 90 intrastate systems which collectively accounted for over 297,000 miles of pipeline with a combined 178 Bcf/d of natural gas transportation capacity.

Natural gas storage plays a vital role in maintaining the reliability of gas supplies needed to meet the demands of consumers. Storage facilities are utilized by pipelines to balance operations, by natural gas end users such as LDCs to manage volatility and secure gas supplies, and by independent natural gas marketing and trading companies in connection with the execution of their trading strategies. Natural gas is typically stored in underground storage facilities, including salt dome caverns and depleted reservoirs.

Natural Gas Demand

Substantially all natural gas consumed in the United States is transported to the ultimate end-user on the natural gas pipeline grid. As such, utilization of the pipeline grid is highly correlated with growth in domestic consumption of natural gas. According to the EIA, natural gas consumption in the United States is expected to grow by approximately 2.3% per year for the period from 2004 to 2010, from 60.7 Bcf/d in 2004 to 69.7 Bcf/d in 2010.

Source:	Energy Information Administration

The industrial and electricity generation sectors are the largest users of natural gas in the United States. During the last three years, these two sectors accounted for approximately 56% of the total natural gas consumed in the United States. According to the EIA, annual consumption in the industrial and electricity generation sectors is expected to increase by approximately 2.9% per year, on average from 33.7 Bcf/d in 2004 to 40.0 Bcf/d in 2010. Additionally, significant natural gas demand comes from the residential and commercial sectors.

Demand for natural gas is usually greater during the winter, primarily because it is used for heating in residential and commercial applications. Typically, excess natural gas delivered during the summer months is stored to meet the increased demand of the winter months. However, with the recent trend towards natural gas fired electric generation, demand for natural gas during the summer months to satisfy cooling requirements is now increasing.

Natural Gas Supply

Domestic gas production in the United States is not expected to keep pace with domestic consumption. According to the EIA, production in the lower 48 states is forecast to grow 1.5% per year, from 50.7 Bcf/d in 2004 to 55.3 Bcf/d in 2010. This compares to forecast U.S. natural gas demand in 2010 of 69.7 Bcf/d. The bulk of this supply shortfall is expected to be met through natural gas imports from Canada as well as through LNG imports, which are expected to be delivered predominately through terminals along the Gulf Coast.

Source:	Energy Information Administration

The Gulf Coast region of the United States, which includes offshore Gulf of Mexico and East Texas, is the most prolific U.S. natural gas producing region. Based on data from the EIA, the Gulf Coast region accounted for approximately 48% of U.S. natural gas supply in 2004, producing approximately 24.5 Bcf/d. The EIA projects aggregate gas production from this region for the period from 2004 to 2010 to grow approximately 1.1% per year. According to the EIA, gas production from onshore conventional sources and shallow waters in the Gulf of Mexico is expected to decline, though this decline is expected to be more than offset by expanding natural gas exploration and development activities in onshore unconventional tight gas plays, such as the Barnett Shale and Bossier Sands of North and East Texas, as well as increased exploration activities in deepwater Gulf of Mexico. According to the EIA, gas production from the Barnett Shale and East Texas’ Bossier Sands is expected to increase by 6.4% per year, from 3.1 Bcf/d in 2004 to 4.6 Bcf/d by 2010. The chart below illustrates the sources of U.S. gas production during 2004 by region:

Source:	Energy Information Administration

The gas production outlook in the Gulf Coast region is expected to be augmented by increasing LNG imports into the region which are projected to grow on average by over 27% per year for the period between 2004 and 2015. The table below shows the EIA’s forecast of LNG imports into the Gulf Coast region through 2015.

Source:	Energy Information Administration

LNG is expected to become an important part of the U.S. energy market. According to the EIA, LNG’s share of total U.S. gas supply could be as high as 21% by 2025. Given the extensive pipeline infrastructure and available gas processing capability in and around the region, the Gulf Coast is the target for approximately 15 of the 25 proposed U.S. onshore LNG terminals. LNG projects for this area are, on average, larger than those planned for other U.S. locations. In addition, due to the large existing industrial base located in the region and less anticipated resistance from the local population, we expect many of these projects to obtain the necessary regulatory approvals and to be developed more expeditiously than proposed projects located in other areas of the country.

BUSINESS

Our Partnership

We own and operate two interstate natural gas pipeline systems with approximately 13,470 miles of pipeline directly serving customers in 11 states. Our natural gas storage facilities are comprised of 11 underground storage fields located in four states with aggregate certificated working gas capacity of approximately 124 Bcf.

We conduct all of our operations through two subsidiaries:

•	Texas Gas operates approximately 5,900 miles of natural gas pipeline located in Louisiana, Texas, Arkansas, Mississippi, Tennessee, Kentucky, Indiana, Ohio, and Illinois having a peak-day delivery capacity of approximately 2.8 Bcf, and nine underground natural gas storage fields located in Indiana and Kentucky with aggregate certificated working gas capacity of approximately 55 Bcf.

•	Gulf South operates approximately 7,570 miles of natural gas pipeline, including approximately 870 miles of gathering pipeline, located in Texas, Louisiana, Mississippi, Alabama and Florida having a peak-day delivery capacity of approximately 3.5 Bcf, and two underground natural gas storage fields located in Louisiana and Mississippi with aggregate certificated working gas capacity of approximately 69 Bcf.

In 2004, our pipeline systems transported a total of 1,380 Bcf. Average daily throughput during 2004 was approximately 3.8 Bcf.

Business Strategy

Our objective is to grow cash available for distributions per unit by pursuing organic growth projects that yield attractive returns and by capitalizing on accretive acquisition opportunities. The key elements of our business strategy are as follows:

•	Pursue pipeline and storage expansions and other business opportunities arising in our market and supply areas. Currently, the Texas Gas and Gulf South pipeline systems are substantially sold out of takeaway capacity from the Carthage supply hub in East Texas. As a result, we are pursuing multiple expansion opportunities to alleviate existing capacity bottlenecks and to increase our overall throughput. For example, we are proposing to lease 100 MMcf/day of existing capacity on another interstate pipeline lateral extending from Carthage, Texas to the Sharon, Louisiana compressor station on our Texas Gas system. This proposed lease would provide us with the ability to move additional gas supplies to the Texas Gas system where it would be transported to the Lebanon, Ohio terminus. We expect this new capacity to be fully subscribed under a five-year contract with a major gas production company beginning early 2006. In addition, Gulf South is pursuing a separate pipeline expansion project out of the Carthage area that would significantly increase deliveries into Texas Gas and other existing pipeline interconnects in Louisiana. This project is expected to be in service by the end of 2006 and would be supported by long-term contracts.

We also believe that our flexible and diverse gas storage assets are expandable to meet growing market demand for storage services. We are in the process of expanding the capacity of our Midland gas storage field in western Kentucky by approximately 8.2 Bcf, and have sold this capacity to two customers under five-year contracts for no-notice service and firm storage service beginning November 1, 2005. We recently expanded our Jackson, Mississippi storage facility by 2.4 Bcf under a one-year, limited term certificate from FERC, and will seek permanent approval of this incremental expansion. Additionally, we are investing $3.7 million to complete our new high-deliverability salt dome storage cavern at Gulf South’s Magnolia facility that will add up to 6.0 Bcf of working gas capacity when completed (anticipated in late 2008, subject to operational requirements of the lessor). Combining these new storage facilities with our existing storage facilities will enable us to offer additional firm storage services to our customers to meet peak day deliveries and additional short-term interruptible storage services, as well as to meet the operational needs on our systems.

•	Integrate our pipeline systems with existing and proposed LNG terminals along the Gulf Coast. We believe that existing and proposed LNG terminals along the U.S. Gulf Coast will become critical sources of natural gas supply for the U.S. over the next decade. Our extensive, web-like pipeline network along the Gulf Coast is well-positioned to connect to existing and proposed LNG terminal sites, providing shippers with transportation access to end-markets both on our systems, and off our systems through our many interstate and intrastate pipeline interconnects.

We have agreed to purchase a 500 MMcf/d undivided interest in the capacity of an interstate pipeline from the Lake Charles, Louisiana LNG terminal and to construct related facilities for an estimated $4 million. In connection with this investment, we have entered into a 200 MMcf/d firm 10-year contract with the primary shipper at this terminal to transport gas from the terminal to the Lake Charles industrial corridor, which is directly attached to our Gulf South pipeline system.

•	Continue to explore operational efficiencies between our Texas Gas and Gulf South pipeline systems. Although our Texas Gas and Gulf South systems have been managed separately, we are taking steps to fully utilize our existing pipeline assets. For example, Gulf South has subscribed for a firm 10-year transportation contract for 200 MMcf/d of backhaul capacity on our Texas Gas system, which has enabled Gulf South to debottleneck a portion of its system and to sell additional firm capacity on a multi-year basis.

In addition, Gulf South’s proposed capacity expansion from the Carthage supply hub is focused primarily on delivering a majority of this gas to enlarged interconnects with our Texas Gas system. From these interconnects, our Texas Gas system can provide long-haul transportation to its major markets which include Memphis, Louisville, Cincinnati and Indianapolis, as well as back-haul service to the Henry Hub. We are evaluating additional interconnects between our Texas Gas and Gulf South systems that will enable us to better serve the market.

•	Expand our existing asset base through accretive acquisitions of complementary assets. We will seek to expand our existing natural gas transportation and storage businesses by pursuing acquisitions that are accretive to distributable cash flow. Our acquisition and integration of Gulf South in December 2004 demonstrates our capability for identifying and capitalizing on such acquisition opportunities. In recent years, major independent and integrated oil and gas companies have sold pipeline and storage assets, continuing the trend of rationalization of the energy infrastructure in the United States. We expect this trend to continue and believe we are well positioned to take advantage of future opportunities.

Competitive Strengths

We believe we are well positioned to execute our business strategy because:

•	Our assets are well located to transport natural gas from prolific supply regions to high demand markets. Our pipeline systems are among the few that can access virtually every major producing area in the prolific Gulf Coast region of the United States, including East Texas. A substantial amount of natural gas from these regions flows northward and eastward through our systems as well as our numerous interconnects with other interstate pipelines. Through these interconnections, we serve many off-system customers in high natural gas demand markets in the northeastern and southeastern United States. Our ability to transport gas from the supply regions in the Gulf Coast region to these high demand markets uniquely positions us to provide flexible transportation options to our shippers.

Over time, we expect imported LNG to fill the gap between traditional supply sources and the growing demand for natural gas in the United States. The Gulf Coast region is widely expected to be the region that will attract a majority of these projects over the next ten years. There is currently one onshore operating LNG terminal on the Gulf Coast and approximately eight terminals approved by FERC out of a total of approximately 15 proposed to FERC for construction in the Gulf Coast region. Our pipeline systems are strategically located to provide transportation and storage services for these new gas supplies.

•

Our cash flow is relatively stable due to the monthly capacity reservation charges received on our firm transportation and storage contracts and the fee-based nature of our business. We provide a significant portion of our pipeline transportation and storage services under firm fee-based contracts at terms ranging up to 20 years, with a weighted average remaining contract life of approximately 3 years. For the six months ended June 30, 2005, approximately 67% of our revenues were derived from monthly capacity reservation charges for transportation and/or storage services. This reduces the risk of revenue fluctuations due to changes in weather or supply conditions and provides us with greater stability of cash flows. Additionally, we have little direct commodity price exposure, as we generally do not own the gas we transport for our customers and are entitled to reimbursement for natural gas used as fuel in our operations.

•	We have financial flexibility to pursue growth opportunities. Our senior unsecured debt has an investment grade rating from both Standard & Poor’s Rating Services and Moody’s Investors Services which is consistent with our financing strategy. With a weighted average interest rate of 5.3% and average debt maturity of 13.2 years, as of June 30, 2005, we are conservatively capitalized with a low cost of debt and are well positioned for future growth. Furthermore, we expect to enter into a new $200 million five-year revolving credit facility on or prior to the closing of this offering which will provide additional liquidity and financing flexibility to assist us in executing our business strategy. We remain committed to maintaining this financial flexibility in order to fund expansion projects and other attractive investment opportunities.

•	Our relationship with Loews provides us with access to additional strategic guidance, financial expertise and a potential source of capital. As the indirect owner of our general partner and an 83.5% limited partner interest in us, Loews is highly incentivized to promote and support the successful execution of our business plan. Loews has a proven track record of executing acquisitions and investments through its numerous and varied investment activities in the pipeline, offshore drilling, insurance, tobacco and lodging industries. Loews’s management has substantial experience in identifying, evaluating, negotiating and financing acquisitions which will greatly assist us as we pursue our growth initiatives. We expect our relationship with Loews to be of significant assistance in developing the strategic direction of our pipeline assets and associated operations. Additionally, Loews may be a source of future capital for our business. For these reasons, we believe our relationship with Loews will greatly enhance our ability to grow our asset base and distributable cash flow.

•	Our management team has on average more than 20 years of experience in the natural gas pipeline and storage business. The members of our management team have significant experience operating in the interstate natural gas pipeline and storage business which is characterized by significant changes in regulation, competition and commodity supply and demand. Our team has successfully managed and adapted to this increasingly changing environment over the past twenty years.

Our Systems

Texas Gas System

Our Texas Gas pipeline system originates in the Louisiana Gulf Coast area and in East Texas and runs north and east through Louisiana, Arkansas, Mississippi, Tennessee, Kentucky, Indiana and into Ohio, with smaller diameter lines extending into Illinois. Our Texas Gas system is composed of:

•	approximately 5,900 miles of mainline, storage, and branch pipelines, having a peak-day delivery capacity of approximately 2.8 Bcf/d;

•	31 compressor stations having an aggregate of approximately 516,000 horsepower; and

•	natural gas storage reservoirs in nine underground storage fields located in Indiana and Kentucky, having aggregate storage capacity of approximately 178 Bcf of gas, of which approximately 55 Bcf is certificated as working gas.

Our Texas Gas system’s direct market area encompasses eight states in the southern and midwestern United States and includes the Memphis, Tennessee; Louisville, Kentucky; Cincinnati and Dayton, Ohio; and Evansville and Indianapolis, Indiana metropolitan areas. Texas Gas also has indirect market access to the Northeast through interconnections with unaffiliated pipelines.

We own a majority of the storage gas which we use to meet operational balancing needs on our Texas Gas system, to meet the requirements of firm and interruptible storage customers and to meet the requirements of no-notice transportation service, which allows customers to temporarily draw from storage gas during the winter season to be repaid in-kind during the following summer season. Our Texas Gas storage facilities also offer “summer no-notice” transportation service, designed primarily to meet the needs of summer-season electrical power generation facilities. A large portion of the gas delivered by our Texas Gas system is used for space heating, resulting in substantially higher daily requirements during winter months.

Recent requests for additional storage capacity have exceeded the physical capabilities of our Texas Gas system, thereby prompting us to expand our Texas Gas storage facilities. On February 11, 2005, we received FERC approval to commence expansion of our western Kentucky storage complex for service to two customers beginning November 1, 2005. We estimate this project will cost approximately $22.0 million and will allow the withdrawal of an additional 82,000 Mcf/d.

Gulf South System

Our Gulf South pipeline system is located entirely in the Gulf Coast states of Texas, Louisiana, Mississippi, Alabama and Florida. Our Gulf South system is composed of:

•	approximately 6,700 miles of transmission pipeline, having a peak-day delivery capacity of approximately 3.5 Bcf of gas;

•	approximately 870 miles of gathering pipeline;

•	30 compressor stations having an aggregate of approximately 223,000 horsepower; and

•	two natural gas storage fields located in Louisiana and Mississippi, having aggregate storage capacity of approximately 129 Bcf of gas, of which approximately 69 Bcf is certificated as working gas.

The markets directly served by our Gulf South system are generally located in eastern Texas, Louisiana, southern Mississippi, southern Alabama and the Florida panhandle. These markets include the Baton Rouge—New Orleans industrial corridor; Lake Charles, Louisiana; Mobile, Alabama; and Pensacola, Florida. Gulf South also has indirect access to off-system markets through over 100 interconnections with other interstate and intrastate pipelines and storage facilities. These pipeline interconnections provide access to major cities throughout the northeastern and southeastern United States.

Our Gulf South storage facilities have 69 Bcf of working gas storage capacity, which allows us to offer customers significant flexibility in meeting peak-day delivery requirements. Our Bistineau gas storage facility is located in North Central Louisiana and currently has 65.8 Bcf of working gas storage capacity, with a maximum injection rate of 480 MMcf/d and a maximum withdrawal rate of 870 MMcf/d. We currently sell firm and interruptible storage services at Bistineau under FERC approved market-based rates. Our Gulf South storage facilities also include a storage facility located near Jackson, Mississippi, which currently has 2.7 Bcf of permanent working gas storage capacity, a maximum injection rate of 100 MMcf/d and a maximum withdrawal rate of 250 MMcf/d. The Jackson gas storage facility is used for operational purposes and that capacity is not offered to the market. At our leased Magnolia facility, located near Napoleonville, Louisiana, we have installed two compressor stations with a combined horsepower of 9,470 and other storage infrastructure and are currently developing a large, high-deliverability storage cavern that, when operational, will add up to approximately 6.0 Bcf of firm working gas capacity. Magnolia’s storage capacity is expected to be in service and available for sale at market-based rates in the fourth quarter of 2008, subject to the operational requirements of the lessor.

We will seek permanent FERC approval of the limited term certificate for a one year expansion of our Jackson storage facility received in December 2004, to provide an additional approximately 2.4 Bcf of working gas storage capacity at our Jackson storage facility. This expansion was authorized on a limited term basis until October 31, 2005. We have also received FERC approval to drill two new horizontal storage wells at our Bistineau storage facility and are implementing a company-wide nine-year efficiency improvement plan, which will include well work-overs and rehabilitation, and is expected to increase efficiency and late-season deliverability.

Nature of Contracts

We contract with our customers to provide transportation services and storage services on firm and interruptible bases. We also provide combined firm transportation and firm storage services, which we refer to as no-notice service. Additionally, we provide interruptible parking and lending services.

Transportation Services. We offer transportation service on both firm and interruptible bases. Firm transportation service requires us to reserve pipeline capacity at certain receipt and delivery points on our system. Firm customers generally pay fees based on the quantity of capacity reserved regardless of use plus a commodity and fuel charge paid on the volume of gas actually transported. As such, firm transportation revenues typically remain relatively constant over the term of the contract. Firm transportation contracts typically range in term from three months to ten years. Under our interruptible transportation service, we agree to transport gas for a customer when capacity is available. Interruptible transportation service customers pay only for the volume of gas actually transported, plus a commodity and fuel charge. Generally, interruptible transportation agreements have terms of 30 days or less.

Storage Services. We offer customers storage services on both firm and interruptible bases. Firm storage customers reserve a specific amount of storage capacity, including injection and withdrawal rights, while interruptible customers receive storage capacity when it is available. Similar to firm transportation customers, firm storage customers generally pay fees based on the quantity of capacity reserved plus an injection and withdrawal fee. Substantially all of a firm storage fee is paid based on the amount of capacity reserved rather than on the amount of reserved capacity actually utilized. Firm storage contracts typically range in term from one to five years. Under our interruptible storage service, we store gas when there is capacity available. Interruptible storage customers pay for the volume of gas actually stored. Generally, our interruptible storage agreements range from one to twelve months.

No-Notice Service. No-notice service consists of a combination of firm transportation and storage services that allow customers to pull their gas from storage with little or no notice and requires us to reserve a specified amount of storage and transportation capacity for those customers. Customers pay a reservation charge based upon the capacity reserved plus a commodity and fuel charge paid on the volume of gas actually transported. No-notice service provides customers with additional flexibility over traditional firm transportation and storage services. Our Texas Gas system also loans gas provided from storage to our no-notice customers, who are obligated to repay the gas in-kind.

Parking and Lending Services. Parking and lending is an interruptible service offered to our customers providing them the ability to park (inject) or lend (withdraw) gas into or out of the pipeline at a specific location for a specific period of time. Our parking and lending rates are also cost-based.

Our customers choose firm or interruptible service, or a combination thereof, depending upon the importance of factors such as availability and price of service and the volume and timing of our customers’ requirements. The rates we charge for transportation services are subject to a maximum tariff rate authorized by FERC, which establishes rates which are designed to provide us with an opportunity to recover our cost of service, including a reasonable return on equity. Currently, most of our transportation services are provided at less than the current maximum applicable rate. Gulf South is authorized to charge “market-based” rates for its firm and interruptible storage services. Accordingly, unlike most other FERC-regulated pipelines, including Texas Gas, Gulf South’s stand-alone storage services are not subject to cost-based rate caps.

Sources of Natural Gas Supply

The principal sources of supply for our pipeline systems are regional supply hubs and market centers in the Gulf Coast region, including Mobile Bay, Alabama; Venice and Perryville, Louisiana; the Henry Hub in Louisiana; and Agua Dulce and Carthage, Texas. The Henry Hub serves as the designated delivery point for natural gas futures contracts traded on the New York Mercantile Exchange. Carthage, Texas provides access to natural gas supplies from the Bossier Sands and Barnett Shale trends in East Texas. In addition, our Gulf South’s gathering system provides access to well head supplies in East Texas, North and South Louisiana and Mississippi. We additionally have access to imported LNG through the Lake Charles, Louisiana LNG terminal, to midcontinent gas production through several interconnects and to Canadian natural gas through a pipeline interconnect at Whitesville, Kentucky.

Customers and Markets Served

We transport natural gas for a broad mix of customers, including LDCs, municipalities, intrastate and interstate pipelines, direct industrial users, electric power generators, marketers and producers in the Gulf Coast region. At June 30, 2005, Texas Gas had transportation contracts with approximately 460 shippers and Gulf South had transportation contracts with approximately 200 shippers. Unlike most interstate pipelines, Gulf South does not transport natural gas solely from one supply area located at one end of its system to a consuming area located at the other end of the system. Instead, our Gulf South customers are located throughout the system or, through numerous interconnections, on unaffiliated pipeline systems. In contrast, our Texas Gas system primarily moves its gas in a north-easterly direction to the system’s north and northeast endpoints. Our Texas Gas customers located at these endpoints reach the major east coast metropolitan areas through our Texas Gas pipeline interconnections with unaffiliated pipeline systems. Because of the large number of gas producing areas connected to our pipeline systems, our storage capability, and our ability to deliver gas to a variety of delivery points, we believe that we are well positioned to offer customers substantial flexibility in satisfying their gas supply needs.

Based upon our revenues, our customer mix is represented in the following percentages: LDCs (43%), pipeline interconnects (31%), storage (9%), industrial end-users (5%), power plants (5%) and other/miscellaneous (7%). We contract both directly with customers connected to our system and with marketers, producers and other third parties who provide transportation and storage services to customers. Our largest customers by revenue are ProLiance Energy, Atmos Energy, Merrill Lynch Commodities and CenterPoint Energy—Entex.

Local Distribution Companies. Most of our LDC customers use firm transportation services, including no-notice service, and are under contracts with a weighted average contract term of 2.5 years as of June 30, 2005. In total, we provide service to approximately 200 LDCs located across our pipeline systems. The demand of these customers peaks during the winter heating season. Major LDC customers include ProLiance Energy, Atmos Energy Corporation, CenterPoint Energy—Entex, Memphis Light, Gas & Water Division, Louisville Gas and Electric Company and Entergy New Orleans.

Pipeline Interconnects (offsystem). Our pipeline systems serve as feeder pipelines for long-haul interstate pipelines serving markets throughout the northeastern and southeastern United States. Our pipeline systems have in excess of 100 interconnects with third-party interstate pipelines. Key interstate pipeline interconnects include Trunkline Pipeline Company, Texas Eastern Transmission Corporation, Columbia Gas Transmission Company, Columbia Gulf Transmission Company, Dominion Energy Inc, Transcontinental Gas Pipe Line Corporation, Southern Natural Gas Company, Florida Gas Transmission Company and Tennessee Gas Pipeline Company.

Storage. We provide storage services to a broad mix of customers including LDCs, marketers and producers. LDCs typically use storage to manage winter gas supplies, marketers typically use storage to facilitate trading opportunities and producers use storage to ensure their ability to produce on a consistent basis. Our storage customers include ProLiance Energy, Atmos Energy, Merrill Lynch Commodities, CenterPoint Energy—Entex and BP Amoco.

Industrial End Users. We are directly connected to industrial facilities in the Baton Rouge—New Orleans industrial corridor; Lake Charles, Louisiana; Mobile, Alabama; and Pensacola, Florida. Additionally, through third-party pipeline access, we can access the Houston Ship Channel. We directly serve more than 140 industrial facilities. Most industrial facilities use a combination of firm and interruptible transportation. Our major industrial customers include Solutia, Inc., Air Products and Chemicals, Inc., Kaiser Aluminum Corporation, AK Steel and Occidental Petroleum Corp. Our industrial customers are primarily in the nitrogen, petroleum refining, paper and chemical industries.

Power Plants. We serve a key role in providing gas supply to major electrical power generators in nine states. We are directly connected to 39 large gas-fired power generation facilities, some of which are also directly connected to other pipelines. Texas Gas is connected to 19 power plants in seven states with installed capacity of approximately 10,000 megawatts. Ten of these power plants are solely served by Texas Gas. Gulf South is connected to 20 power plants, with installed capacity of approximately 18,000 megawatts. The demand of the power generating customers peaks during the summer cooling season which is counter to the peak demands of the LDCs. Most of our power generating customers use a combination of firm and interruptible transportation.

Competition

We compete with intrastate pipelines in Texas and Louisiana and other interstate pipelines throughout our service territory to provide transportation and storage services. The principal elements of competition among pipelines are rates, terms of service, access to supply, and flexibility and reliability of service. In addition, FERC’s continuing efforts to increase competition in the natural gas industry are increasing the natural gas transportation options of our pipelines’ traditional customers. As a result, segmentation and capacity release have created an active secondary market which, increasingly, competes with our pipeline services, particularly on our Texas Gas system. Our business is, in part, dependent on the volumes of natural gas consumed in the United States. Natural gas competes with other forms of energy available to our customers, including electricity, coal and fuel oils. Our competitors attempt to either attract new supply or attach new load to their pipelines including those that are currently connected to markets served by us. As a result, we compete with these entities to maintain current business levels and to serve new demand and markets.

Much of our transportation services are provided at less than the current maximum applicable rates allowed by our tariff due to competition. This competition occurs in our direct market areas such as Memphis, Louisville, Cincinnati, Dayton and Indianapolis and in indirect market areas such as Philadelphia and New York, in the case of our Texas Gas system and throughout the Gulf Coast, in the case of our Gulf South system. Increased gas supplies brought to the United States from western Canada is an increasing factor in the northern portion of Texas Gas’s direct market area and indirect market areas. The principal competitors for the Texas Gas direct market area are ANR Pipeline, Trunkline Gas, Tennessee Gas Pipeline, Panhandle Eastern, Columbia Gas Transmission, and Midwestern, and in the indirect market area, ANR Pipeline, Trunkline Gas, Texas Eastern, Transco and Panhandle Eastern. Gulf South’s primary pipeline competitors in the Gulf Coast region include companies such as Bridgeline, Columbia Gulf Transmission Co., Louisiana Intrastate Gas Company, Texas Eastern Transmission, Transcontinental Gas Pipe Line Corporation and Florida Gas Transmission Company.

FERC has granted us the authority to charge market-based rates for our Gulf South firm and interruptible storage services. Gulf South charges market based rates for the storage services provided from the Bistineau gas storage facility and will charge market based rates for storage services to be provided at our new storage field in Louisiana. Gulf South’s most significant competition from Gulf Coast storage providers include AGL Resources, Bridgeline Holdings, L.P., Bay Gas Storage Co., Ltd. and Enterprise Products Partners LP.

Pipeline Integrity and Safety

We are in the process of implementing the requirements of the new pipeline safety rules recently promulgated by the United States Department of Transportation. We have invested approximately $6.1 million during the 18 months ended June 30, 2005 to develop integrity management software applications that allow us to dynamically assess various pipeline risks on an integrated basis. We have systematically used smart, in-line inspection tools to verify the integrity of certain of our pipelines.

Seasonality

Our revenues are seasonal in nature and are affected by weather and price volatility. Weather impacts natural gas demand for power generation and heating purposes, which in turn influences the value of transportation and storage across our pipeline system. Colder than normal winters or warmer than normal summers typically result in increased pipeline revenues. Price volatility also affects gas prices, which in turn influence drilling and production. Peak demand for natural gas occurs during the winter months, caused by the heating load, and during 2004 approximately 60% of our pipeline revenues were realized in the first and fourth calendar quarters.

FERC Regulation and Rate Matters

Our interstate pipelines are subject to extensive regulation by FERC. Each of our operating subsidiaries is a “natural gas company” under the NGA, pursuant to which FERC has jurisdiction with respect to virtually all aspects of our business, including:

•	transportation of natural gas;

•	rates and charges;

•	terms of service including creditworthiness requirements;

•	construction of new facilities;

•	extension or abandonment of service and facilities;

•	accounts and records;

•	depreciation and amortization policies;

•	commercial relations and communications with energy affiliates; and

•	the initiation and discontinuation of services.

Our interstate pipelines hold certificates of public convenience and necessity issued by FERC pursuant to Section 7 of the NGA covering our facilities, activities and services. Under Section 8 of the NGA, FERC has the power to prescribe the accounting treatment for items for regulatory purposes. Our interstate pipelines’ books and records may be periodically audited by FERC.

FERC regulates the rates and charges for transportation in interstate commerce. Natural gas companies may not charge rates that have been determined not to be just and reasonable. Generally, rates for interstate pipelines are based on the cost of service including recovery of and a return on the pipeline’s actual prudent historical cost investment. Rates may be discounted without further FERC authorization and other types of rates may be negotiated subject to FERC approval. The maximum applicable rates and terms and conditions for service are found in each pipeline’s FERC approved tariff.

The maximum rates that may be charged by pipelines for their services are established through FERC ratemaking process. Key determinants in the ratemaking process are costs of providing service, allowed rate of return and volume throughput and contractual capacity commitment assumptions. The allowed rate of return must be approved by FERC as part of the resolution of each rate case. Rate design and the allocation of costs also can impact a pipeline’s profitability. On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258 million to $300 million, primarily attributable to increases in the utility rate base, operating expenses, and rate of return and related taxes. The rates will become effective on November 1, 2005, subject to refund in the event lower rates are finally established in the rate case. Gulf South currently has no obligation to file a new rate case.

Energy Policy Act of 2005

On August 8, 2005, the Energy Policy Act of 2005 (“EPAct 2005”) was signed into law. EPAct 2005 contains numerous provisions relevant to the natural gas industry and to interstate pipelines in particular. Overall, the legislation attempts to increase supply sources by engaging in various studies of the overall resource base and attempting to advantage deep water production on the Outer Continental Shelf in the Gulf of Mexico. However, the primary provisions of interest to our interstate pipelines focus in two areas: (1) infrastructure development; and (2) market transparency and enhanced enforcement. Regarding infrastructure development, EPAct 2005 includes provisions to clarify that FERC has exclusive jurisdiction over the siting of LNG terminals; provides for market based rates for new storage facilities placed into service after the date of enactment; shortens depreciable life for gathering facilities; statutorily designates FERC as the lead agency for federal authorizations and permits; creates a consolidated record for all federal decisions relating to necessary authorizations and permits; and provides for expedited judicial review of any agency action and review by only the D.C. Circuit Court of Appeals of any alleged failure of a federal agency to act by a deadline set by FERC as lead agency. Such provisions, however, do not apply to review and authorization under the Coastal Zone Management Act of 1972. Regarding market transparency and manipulation rules, the NGA is amended to prohibit market manipulation and add provisions for FERC to prescribe rules designed to encourage the public provision of data and reports regarding the price of natural gas in wholesale markets. The NGA and the Natural Gas Policy Act are also amended to increase monetary criminal penalties to $1,000,000 from current law at $5,000 and to add and increase civil penalty authority to be administered by FERC to $1,000,000 per day per violation without any limitation as to total amount.

FERC Policy Statement on Income Tax Allowances

In a decision last year involving an oil pipeline limited partnership, BP West Coast Products, LLC v. FERC, the United States Court of Appeals for the District of Columbia Circuit vacated FERC’s Lakehead policy. In its Lakehead decision, FERC allowed an oil pipeline limited partnership to include in its cost of service an income tax allowance to the extent that its unitholders were corporations subject to income tax. In May 2005, FERC issued a statement of general policy, as well as an order on remand of BP West Coast. According to the policy statement, pipelines, including those organized as partnerships, can include in computing their cost of service a tax allowance to reflect actual or potential tax liability on their public utility income attributable to all entities or individuals owning public utility assets, if the pipeline establishes that the entities or individuals have an actual or potential income tax liability on such income. Whether a pipeline’s owners have such actual or potential income tax liability will be reviewed by FERC on a case-by-case basis. Although the new policy affords pipelines that are organized as pass-through entities an opportunity to recover a tax allowance, FERC has not indicated what is required to establish such actual or legal income tax liability for all owners. The new tax allowance policy as applied to the BP West Coast decision is subject to rehearing and possible further action by the United States Court of Appeals for the District of Columbia Circuit or another court on appeal. Further, application of the FERC’s policy statement in individual cases may be subject to further FERC action or review in the appropriate Court of Appeals. Therefore, the ultimate outcome of these proceedings is not certain and could result in changes to FERC’s treatment of income tax allowances in cost of service. If Texas Gas or Gulf South were to file a rate case, we would be required to establish pursuant to the new policy statement that the inclusion of an income tax allowance in our cost of service was just and reasonable. If FERC were to disallow a substantial portion of Texas Gas or Gulf South’s income tax allowance, it is likely that the level of maximum lawful rates could decrease from current levels. If the FERC policy is reversed or implemented in a manner that is disadvantageous to us, our general partner’s call right may be triggered. See “Risk Factors—Risks Inherent In An Investment In Us—Our general partner has call rights that may require you to sell your common units at an undesirable time or price.”

Fuel Filings

Texas Gas submits annual filings to FERC to adjust its Fuel Retention Percentages, thereby allowing any under- or over-collections to be corrected by an adjustment in fuel rates. On August 30, 2004, Texas Gas submitted its Fuel Tracker Filing (Docket No. RP04-522) reflecting a slight increase in fuel rates for the annual period November 1, 2004 through October 31, 2005. On October 18, 2004, FERC issued an order accepting these rates as filed.

Gulf South’s tariff provides for a reimbursement of fuel equal to 1.6% of volumes transported. In Docket No. RP05-76, FERC approved Gulf South’s request to eliminate its fuel charge for gas volumes transported exclusively on its Lake Charles system. In Docket No. RP5-353, Gulf South received in June 2005, the right not to charge fuel on certain transactions where the market rate of the transaction is below the fuel rate and no incremental fuel would be consumed in providing the service. Both of these orders have provided Gulf South the opportunity to be more competitive in providing transportation service to certain markets.

Environmental

Our pipelines are subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. We accrue for environmental expenses when the costs are probable and reasonably estimable. We do not include unasserted claims, if any, in the calculation of our estimates. These estimates depend upon a number of assumptions concerning the scope of remediation that will be required and the cost of remedial measures to be undertaken. We continue to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs.

Our environmental accrued liabilities could change substantially in the future due to factors such as the nature and extent of any contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the EPA, FERC and other government authorities on these matters. Our environmental remediation is being done primarily on a voluntary basis. We do not believe remediation at any individual site or all of the sites in the aggregate will have a material adverse impact on our future financial condition, results of operations or cash flows.

Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

Employee Safety

We are subject to the requirements of the OSHA and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements.

Title to Properties, and Rights-of-Way

We own our pipeline systems in fee, with certain immaterial portions, such as offshore assets, being held jointly with third parties. A substantial portion of these systems is constructed and maintained pursuant to rights-of-way, easements, permits and licenses or consents on and across property owned by others.

Insurance

Our insurance program includes general liability insurance, auto liability insurance, worker’s compensation insurance and property insurance in amounts which management believes are reasonable and appropriate.

Facilities

We own office space for our principal executive offices in Owensboro, Kentucky. Gulf South leases office space for its corporate offices in Houston, Texas. The lease expires on January 31, 2011 with a right of early termination exercisable by Gulf South beginning June 1, 2007.

Employees

To carry out our operations, our subsidiaries employ approximately 1,100 full-time employees, approximately 115 of which are covered by a collective bargaining agreement. We believe we have good relations with our employees.

Legal Proceedings

General

We have only routine litigation in the normal course of business, which is not expected to have a material impact on our financial position or results of operations.

In connection with the acquisition of Texas Gas, Williams agreed to indemnify Boardwalk Pipelines for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, these previously disclosed matters:

•	Litigation filed by Jack Grynberg alleging that approximately 300 energy companies, including Texas Gas, had violated the False Claims Act in connection with the measurement, royalty valuation and purchase of hydrocarbons; and

•	A claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky seeking unspecified damages related to this claim. On April 18, 2005, in the first phase of this lawsuit, the court entered an order granting partial summary judgment against Texas Gas related to the vesting of legal title to the disputed acreage.

As a result, Williams is defending these actions on behalf of Boardwalk Pipelines and Texas Gas. Because Williams has retained responsibility for these claims, they are not expected to have a material effect upon our future financial condition, results of operations or cash flows.

Napoleonville Salt Dome Matter

On or about December 24, 2003, a natural gas leak occurred at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated among trial counsel in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

For the period from the date of acquisition of Gulf South through June 30, 2005, Gulf South incurred $3.5 million for remediation costs, root cause investigation, and legal fees and had an accrual balance at June 30, 2005 and December 31, 2004 of $1.3 million and $2.5 million, respectively, in other liabilities pertaining to this incident. We have made demand for reimbursement from our insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date our insurance carriers have not taken any definitive coverage positions. The total range of loss related to this incident cannot be estimated at June 30, 2005.

Bankruptcy of Entergy New Orleans, Inc.

On September 23, 2005, Entergy New Orleans, Inc. (“Entergy New Orleans”) filed a voluntary petition in the United States Bankruptcy Court for the Eastern District of Louisiana seeking reorganization relief under the provisions of Chapter 11 of the United States Bankruptcy Code (Case No. 05-17697). Entergy New Orleans continues to operate its business as a debtor-in-possession under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the bankruptcy court. As of the petition date, Entergy New Orleans owed us approximately $350,000, on an unsecured basis, for services.

Hurricane Katrina Related Class Action

Gulf South, along with other interstate pipelines and major natural gas producers, has been named in a Hurricane Katrina-related class action lawsuit. The lawsuit was filed in the United States District Court for the Eastern District of Louisiana, on September 13, 2005 by George Barasich, Benny J. Borden, Courtney Foxworth, Darin Tircuit and Ralph H. Long, Jr., individually and as representative of similarly situated persons. The lawsuit alleges that the dredging of canals, including pipeline canals for the purpose of installing natural gas pipelines, throughout the marshes of Southeastern Louisiana, and the failure to maintain such canals, caused damage to the marshes and that the undamaged marshes would have prevented all, or almost all, of the loss of life and destruction of property caused by Hurricane Katrina. The lawsuit also named Columbia Gulf Transmission Co., Koch Pipeline Company, L.P., Shell Pipeline Company, LP, Tennessee Gas Pipeline Co., Transcontinental Gas Pipeline Corp., Shell Oil, Co., ExxonMobil Corp., Exxon Mobil Corp., Chevron Corp. and BP Corporation N.A., Inc. as defendants and seeks an unspecified amount of damages.

MANAGEMENT

Management of Boardwalk Pipeline Partners, LP

Boardwalk GP, our general partner, will manage our operations and activities on our behalf. The operations of Boardwalk GP are managed by its general partner, BGL, an indirect wholly owned subsidiary of Loews. We sometimes refer to Boardwalk GP and BGL collectively as “our general partner.” Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not be entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

BGL has a board of directors that oversees its management, operations and activities. We refer to the board of directors of BGL, the members of which are appointed by BGL’s parent, a wholly owned subsidiary of Loews, as the “board of directors of our general partner.” The board of directors of our general partner will have at least three members who are not officers or employees, and are otherwise independent, of Loews and its affiliates, including our general partner. These directors, to whom we refer as independent directors, must meet the independence standards established by the NYSE and the Exchange Act.

As required by our partnership agreement, the board of directors of our general partner will maintain a conflicts committee, comprised of at least two independent directors, that will determine if the resolution of a conflict of interest with our general partner or its affiliates is fair and reasonable to us. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders. In addition, as required by the Exchange Act and the listing standards of the NYSE, the board of directors of our general partner will maintain an audit committee comprised of at least three independent directors. The audit committee may also serve as the conflicts committee.

The board of directors of our general partner will have at least one independent director to serve on the audit committee prior to our units being listed for trading on the NYSE, at least one additional independent directors to serve on the audit committee within 90 days after listing of our units on the NYSE, and a third independent director to serve on the audit committee not later than one year following the listing of our units on the NYSE.

Even though most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company and to establish and maintain an audit committee, a compensation committee and a nominating/corporate governance committee each consisting solely of independent directors, the NYSE does not require a listed limited partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating/corporate governance committee.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and our general partner is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under the Delaware Act or any other law. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of the partnership. Actions of our general partner, which are made in its individual capacity, will be made by a majority of the members of BGL.

Directors and Executive Officers of Boardwalk GP, LLC

The following table shows information for the directors and executive officers of our general partner.

Name	Age	Position with Boardwalk GP, LLC
Rolf A. Gafvert	52	Co-President and Director
H. Dean Jones II	53	Co-President and Director
Jamie L. Buskill	41	Chief Financial Officer
Arthur L. Rebell	64	Chairman of the Board
Andrew H. Tisch	56	Director
Jonathan E. Nathanson	43	Director

Rolf A. Gafvert—Mr. Gafvert is the President of Gulf South. He has been employed by Gulf South or its predecessors in that capacity since 1993. During that time he also served in various management roles for affiliates of Gulf South, including President of Koch Power, Inc., Managing Director of Koch Energy International and Vice President of Corporate Development for Koch Energy, Inc. Mr. Gafvert is also on the Board of Directors of the Interstate Natural Gas Association of America and the Southern Gas Association.

H. Dean Jones II—Mr. Jones is the President of Texas Gas Transmission. He has been employed by Texas Gas in that capacity since Texas Gas was acquired by Boardwalk Pipelines in May 2003. Prior thereto he served in various management roles for Texas Gas and its affiliates since 1980, including as Vice President, Commercial Operations of Texas Gas from November 2002 until May 2003, Vice President, Customer Service of Williams Gas Pipelines Eastern Region in 2002 and Vice President, Customer Services and Rates of Williams Gas Pipelines South Central from 2000 until 2002. Mr. Jones is also on the Board of Directors of the Interstate Natural Gas Association of America, the Southern Gas Association and Corporate Telelink Network.

Jamie L. Buskill—Mr. Buskill is Vice President, Chief Financial Officer and Treasurer of Texas Gas Transmission. Mr. Buskill has been employed by Texas Gas in that capacity since we acquired Texas Gas in May 2003. Prior thereto he served in various management roles for Texas Gas and its affiliates since 1986, including as Assistant Treasurer and Financial Reporting Manager from 1998 until May 2003.

Arthur L. Rebell—Mr. Rebell is a Senior Vice President at Loews Corporation. He has been employed by Loews in that capacity since 1998 and has been primarily responsible for investments, corporate strategy, mergers and acquisitions and corporate finance. Prior to joining Loews, Mr. Rebell was a managing director with Schroder Wertheim. Mr. Rebell also serves as a director for Diamond Offshore Drilling.

Andrew H. Tisch—Mr. Tisch is Chairman of the Executive Committee and a member of the Office of the President of Loews Corporation. He has been employed by Loews in that capacity since 1999 and has served as a director of Loews since 1985. Mr. Tisch also serves as the Chairman of the Board of Bulova Corporation.

Jonathan E. Nathanson—Mr. Nathanson is Vice President—Corporate Development of Loews Corporation. He has been employed by Loews in that capacity since 2001 and is responsible for mergers and acquisitions and corporate finance. From 1989 to 2001, he was employed as an investment banker at Citigroup and predecessor firms.

Reimbursement of Expenses of our General Partner

Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, us. These expenses also include overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. We expect for the twelve months ending June 30, 2006 that the total amount paid to our general partner and its affiliates will be approximately $10 million. The amount that will be paid to our general partner may not necessarily be reflective of direct reimbursements for services performed on our behalf by our general partner in any given year. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Executive Compensation

We and our general partner were formed in August 2005. We have not paid or accrued any amounts for management or director compensation for the 2005 fiscal year. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by our general partner or its affiliates, including plans that may be established by our general partner or its affiliates in the future.

Compensation of Directors

Directors who are not officers or employees of our general partner or an affiliate will receive the following compensation: (1) a $35,000 annual cash retainer ($40,000 for the chair of the audit committee), (2) $1,000 for each meeting of the board of directors attended (other than regularly scheduled meetings), and (3) 500 common units per year. Directors who are officers or employees of our general partner or an affiliate will not receive the compensation described above. Each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

Long-Term Incentive Plan

Our general partner intends to adopt a long-term incentive plan for its officers and directors and for certain key employees of our subsidiaries. Our general partner has made no decision with respect to grants under the long-term incentive plan except with respect to the grant of common units to the directors of our general partner as described above. The long-term incentive plan will consist of some combination of the following five components: units, restricted units, phantom units, unit options and unit appreciation rights. The board of directors of our general partner, or a committee thereof, will administer the plan and in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. The plan administrator also will have the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant will be made that would materially impair the rights of a participant without the consent of the participant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our units that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director and named executive officer of our general partner and by all directors and executive officers of our general partner as a group. The table assumes that the underwriters’ option to purchase additional common units is not exercised.

The table also does not reflect any common units our directors, executive officers, key employees and Loews’ affiliates may purchase in the offering through the directed unit program described under the caption “Underwriting”.

Name of Beneficial Owner	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to Be Beneficially Owned	Percentage of Subordinated Units to Be Beneficially Owned	Percentage of Total Units to Be Beneficially Owned
Boardwalk Pipelines Holding Corp. (1)	53,256,122	78.0%	33,093,878	100%	85.2%
Loews Corporation (2)	53,256,122	78.0%	33,093,878	100%	85.2%
Rolf A. Gafvert	—	—	—	—	—
H. Dean Jones II	—	—	—	—	—
Jamie L. Buskill	—	—	—	—	—
Arthur L. Rebell	—	—	—	—	—
Andrew H. Tisch	—	—	—	—	—
Jonathan E. Nathanson	—	—	—	—	—
All directors and executive officers as a group 6 persons)	—	—	—	—	—

(1)	The address of BPHC is 3800 Frederica Street, Owensboro, Kentucky 42301.
(2)	Loews Corporation is the parent company of BPHC and may, therefore, be deemed to beneficially own the units held by BPHC. The address of Loews is 667 Madison Avenue, New York, New York 10021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, an affiliate of our general partner will own 53,256,122 common units and 33,093,878 subordinated units representing an 85.2% limited partner interest in us (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will own the 2% general partner interest in us and all of the incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and liquidation of Boardwalk Pipeline Partners, LP. Historically, Boardwalk Pipelines has made advances to BPHC which were represented by demand notes. These notes are payable upon demand and bear interest at LIBOR, set on the first day of each three-month period, plus one percent. The fair value of these advances as of December 31, 2004 and June 30, 2005 was $41.8 million and $62.7 million, respectively. Prior to the closing of this offering we will distribute the receivables represented by the demand notes to BPHC thereby extinguishing the obligation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our general partner and BPHC for the contribution of their interests in Boardwalk Pipelines	• 53,256,122 common units;

•	33,093,878 subordinated units;

•	the 2% general partner interest;

•	the incentive distribution rights;

•	the assumption of $250.0 million in indebtedness of BPHC owed to Loews; and

•	$130.5 million in cash, receivables and other working capital assets.

Payments at or prior to closing	• We intend to use a portion of the net proceeds from this offering to repay the $250.0 million of indebtedness to Loews that we will assume from BPHC; and

•	We expect to borrow approximately $43.0 million under a credit facility to reimburse BPHC for capital expenditures it has incurred in connection with the acquisition of Gulf South.

Operational Stage

Distributions of available cash to our general partner and its affiliates

We will generally make cash distributions 98% to all unitholders, including affiliates of our general partner (as the holders of an aggregate of 53,256,122 common units and all of the subordinated units), and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled in respect of its incentive distribution rights to increasing percentages of the distributions, up to 50% (including distributions on the 2% general partner interest) of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters,

but no distributions in excess of the full minimum quarterly distribution, our general partner and its affiliates would receive an annual distribution of approximately $2.9 million on the 2% general partner interest and $120.9 million on their common units and subordinated units.

Payments to our general partner and its affiliates

Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf, including overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our partnership agreement provides that our general partner will determine the amount of these expenses.

Withdrawal or removal of our general partner

If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

We have entered into or will enter into the various documents and agreements that will effect the transactions described in this prospectus, including the application of the proceeds of this offering. These agreements will not be the result of arm’s-length negotiations, and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Services Agreements

Loews provides a variety of corporate services to us and our subsidiaries under Service Agreements. Services provided by Loews include, among others, information technology, tax, risk management, internal audit and corporate development services. Loews charges us based on the actual time spent by Loews personnel performing these services, plus related expenses. See “Management—Reimbursement of Expenses of our General Partner.”

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to affiliates of Loews. At the same time, our general partner has a fiduciary duty to manage us in a manner beneficial to our unitholders and us.

Whenever a conflict arises between our general partner or its affiliates, including Loews, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that modify and limit our general partner’s fiduciary duties to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, including Loews, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors, including board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner or those activities incidental to its ownership of interests in us. Except as provided in our partnership agreement, Loews and other affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Our general partner is allowed to take into account the interests of parties other than us in resolving conflicts.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call rights, its voting rights with respect to the units it owns, and its registration rights and its determination whether to consent to any merger or consolidation of the partnership.

Our general partner has limited its liability and reduced its fiduciary duties, and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•	provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•	generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be fair and reasonable to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is fair and reasonable, our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

•	provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct.

Actions taken by our general partner may affect the amount of cash distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	the issuance of additional units; and

•	the creation, reduction, or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner or its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us, including overhead allocated to us by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by FERC for rate-making purposes and past business practices. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to Loews as described above is fair and reasonable to us. Please read “Certain Relationships and Related Party Transactions.”

Contracts between us, on the one hand, and our general partner or its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, the amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with Loews or any of its other affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner or its affiliates are or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that any affiliate transaction, such as an agreement, contract or arrangement between us and our general partner or its affiliates, must be:

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our general partner will determine, in good faith, the terms of any of these transactions entered into after the sale of the common units offered in this offering.

Our general partner and its affiliates will have no obligation to permit us to use any of their facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner or its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that were more favorable had the limitation on liability not been included.

Common units are subject to our general partner’s limited call rights.

Our general partner may exercise its right to call common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Rights.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner or its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner or its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner or its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•	the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•	the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships;

•	the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of parties other than when resolving conflicts of interest. Without such modifications, such transactions could result in violations of our general partner’s state law fiduciary duty standards, and our general partner’s ability to make decisions involving conflicts of interest would be restricted. We believe this is appropriate and necessary because the board of directors of our general partner has fiduciary duties to manage our general partner in a manner beneficial to its owners and fiduciary duties to manage us in a manner beneficial to you. The modifications to the fiduciary standards enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us. These modifications also enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of parties other than us when resolving conflicts of interest. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership agreement modified standards

Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in good faith and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These provisions reduce the standards to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by a vote of unitholders or approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from the conflicts committee or the common unitholders and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These provisions reduce the standards to which our general partner would otherwise be held.

Our partnership agreement provides that the allocation of overhead costs to us by our general partner and its affiliates (including Loews) consistent with then-applicable accounting and allocation methodologies generally permitted by FERC for rate-making purposes (or in the absence of then-applicable methodologies permitted by FERC, consistent with the most-recently applicable methodologies) and past business practices shall be deemed to be fair and reasonable to us.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct.

Rights and remedies of unitholders

The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of a partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by our partnership agreement, including the provisions discussed above. Please read “Description of the Common Units—Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers and directors, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless these persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933 (“Securities Act”), in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Common Units

The common units represent limited partner interests in us. The holders of common and subordinated units are entitled to participate in partnership distributions and are entitled to exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common and subordinated units and the general partner in and to partnership distributions, please read this section and “Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

                     will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the proper completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a properly completed transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

•	automatically requests admission as a substituted limited partner in our partnership;

•	executes and agrees to be bound by the terms and conditions of our partnership agreement;

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

•	grants powers of attorney to the officers of our general partner and any liquidator of us as specified in our partnership agreement;

•	gives the consents, covenants, representations and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering; and

•	certifies:

°	that the transferee is an individual or is an entity subject to United States federal income taxation on the income generated by us; or

°	that, if the transferee is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a properly completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may, but is not obligated to, complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a properly completed transfer application obtains only:

•	the right to assign the common unit to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a properly completed transfer application:

•	will not receive cash distributions;

•	will not be allocated any of our income, gain, deduction, losses or credits for federal income tax or other tax purposes;

•	may not receive some federal income tax information or reports furnished to record holders of common units; and

•	will have no voting rights;

unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application and certification as to itself and any beneficial holders.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and deliver a properly completed transfer application to the transfer agent. Please read “The Partnership Agreement—Status as Limited Partner or Assignee.”

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. Our partnership agreement and the limited partnership agreements and limited liability company agreements of our subsidiaries are included as exhibits to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of these agreements upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties;”

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units;” and

•	with regard to allocations of taxable income and taxable loss, please read “Material Tax Consequences.”

Organization and Duration

We were organized on August 4, 2005 and have a perpetual existence.

Purpose

Our purpose under our partnership agreement is limited to any business activities that relate to the business of gathering, transmitting by pipeline or storing natural gas (either in gaseous or liquid form) (the “transmission business”) or activities now or hereafter customarily conducted in conjunction with the transmission business, that are approved by our general partner in its sole discretion, and any other business that is approved by our general partner, in its sole discretion, and in any event that lawfully may be conducted by a limited partnership organized under Delaware law; provided, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner, in its individual capacity, has the power to expand our purpose to activities other than those that relate to the transmission business or activities now or hereafter customarily conducted in conjunction with the transmission business, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. However, any decision by our general partner to cause us or our subsidiaries to invest in activities will be subject to its fiduciary duties as modified by our partnership agreement. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Power of Attorney

Each limited partner and each person who acquires a unit from a unitholder and executes and delivers a transfer application and certification grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, our partnership agreement.

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following matters require the limited partner vote specified below. Various matters require the approval of a “unit majority,” which means:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units.

By virtue of the exclusion of those common units held by our general partner and its affiliates from the required vote, and by their ownership of all of the subordinated units, during the subordination period our general partner and its affiliates do not have the ability to ensure passage of, but do have the ability to ensure defeat of, any amendment which requires a unit majority.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us and our limited partners.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional units	No approval required.

Amendment of our partnership agreement

Certain amendments may be made by our general partner without the approval of the limited partners. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Sale, or Other Disposition of Assets.”

Continuation of our partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Withdrawal of our general partner

Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to September 30, 2015 in a manner which would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner

Not less than 66 2/3% of the outstanding common and subordinated units, voting as a single class, including common and subordinated units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest

Our general partner may transfer all, but not less than all, of its general partner interest in us, without a vote of our limited partners, to an affiliate or to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to September 30, 2015. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights

Except for transfers to an affiliate or to another person in connection with our general partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to September 30, 2015. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right of, or exercise of the right by, the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

In 2004, we conducted business in 12 states. We may conduct business in other states in the future. Maintenance of our limited liability as a limited partner of Boardwalk Pipelines may require compliance with legal requirements in the jurisdictions in which Boardwalk Pipelines conducts business, including qualifying our subsidiaries to do business there.

Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in Boardwalk Pipelines or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right of, or exercise of the right, by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that, as determined by our general partner, have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity securities, which may effectively rank senior to the common units.

Our general partner’s 2% interest in us is represented by unit equivalents for allocation and distribution purposes. Upon issuance of additional partnership securities, our general partner will have the right, but not the obligation, to make additional capital contributions to us in exchange for a proportionate number of general partner unit equivalents, to the extent necessary to maintain its general partner interest of the total units and unit equivalents outstanding prior to the issuance at the same percentage level. Our general partner’s 2% interest in us will thus be reduced if we issue additional partnership securities in the future and our general partner does not elect to maintain its 2% general partner interest. In addition, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership securities to the extent necessary to maintain its and its affiliates’ percentage interest in us, whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

(1) enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) and (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units, voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, affiliates of our general partner will own 85.2% of the outstanding units (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full).

No Limited Partner Approval

Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, Boardwalk Pipelines, nor its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974 (“ERISA”), whether or not substantially similar to plan asset regulations currently applied or proposed;

•	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•	any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•	mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines that those amendments:

•	do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Limited Partner Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners. Finally, our general partner may consummate any merger without the prior approval of our limited partners if we are the surviving entity in the transaction, the transaction would not result in a material amendment to our partnership agreement, each of our units will be an identical unit of our partnership following the transaction, the units to be issued do not exceed 20% of our outstanding units immediately prior to the transaction and our general partner has received an opinion of counsel regarding certain limited liability and tax matters.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, or Other Disposition of Assets

A merger or consolidation of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The limited partners are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

(2) the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in our partnership agreement by forming a new limited partnership on terms identical to those in our partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•	neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2015 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2015, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without common unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the limited partners. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding common and subordinated units by our general partner and its affiliates would give them the practical ability to prevent our general partner’s removal. At the closing of this offering, affiliates of our general partner will own 85.2% of the outstanding common and subordinated units, in the aggregate (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full).

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to it, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual), or

•	another entity in connection with the merger or consolidation of our general partner with or into such other entity or the transfer by our general partner of all or substantially all of its assets to such other entity, our general partner may not transfer all or any part of its general partner interest in our partnership to another person prior to September 30, 2015 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our general partner, its affiliates or a subsequent holder may transfer their incentive distribution rights to an affiliate of the holder (other than an individual) or to another entity as part of the merger or consolidation of such holder with or into such entity, the sale of all of the ownership interest in such holder or the sale of all or substantially all of such holder’s assets to such entity without the prior approval of the unitholders. Prior to September 30, 2015, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after September 30, 2015, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Boardwalk GP as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors of our general partner.

Our partnership agreement also provides that if our general partner is removed without cause and no units held by our general partner and its affiliates are voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Rights

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons. Following this offering, affiliates of our general partner will own approximately 78.0% of the common units (approximately 75.5% if the underwriters exercise their option to purchase additional common units in full). If the subordinated units were to convert into common units, affiliates of our general partner would own approximately 85.2% of the common units (approximately 83.3% if the underwriters exercise their option to purchase additional common units in full).

The purchase price in the event of such an acquisition will be the greater of:

(1)	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date three days before the date the notice is mailed; and

(2)	the highest price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities.

In addition, if (a) our general partner receives an opinion of outside counsel to the effect that our being a pass-through entity for federal income tax purposes has or is reasonably likely to have a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated interstate natural gas pipelines and (b) at such time our general partner and its affiliates own more than 50% in the aggregate of the outstanding common units, subordinated units and other equity securities, then within 90 days of receiving such opinion our general partner will have the right, which it may assign to any of its affiliates or us, but not the obligation, to acquire all, but not less than all, of the equity securities units held by unaffiliated persons.

The purchase price in the event of such an acquisition will be equal to the average of the daily closing prices of the equity securities over the 180 days preceding the date three days before the date on which our general partner first mails notice of its election to purchase the equity securities.

The limited call rights are exercisable by our general partner, acting in its individual capacity, and may be assigned to its affiliates.

As a result of our general partner’s rights to purchase outstanding units, a holder of units may have his units purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material Tax Consequences—Disposition of Common Units.”

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries that are regulated interstate natural gas pipelines, or in order to reverse an adverse determination that has occurred regarding such maximum rate, transferees (including purchasers from the underwriters in this offering) are required to fill out a properly completed transfer application certifying, and our general partner, acting on our behalf, may at any time require each unitholder to re-certify:

•	that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

•	that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity’s owners are subject to United States federal income taxation on the income generated by us.

This certification can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

If a unitholder fails to furnish:

•	a transfer application containing the required certification;

•	a re-certification containing the required certification within 30 days after request; or

•	provides a false certification; then

we will have the right, which we may assign to any of our affiliates, to acquire all but not less than all of the units held by such unitholder. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

The purchase price in the event of such an acquisition for each unit held by such unitholder will be the lesser of:

(1) the price paid by such unitholder for the relevant unit; and

(2) the current market price as of the date three days before the date the notice is mailed.

The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage. The unit equivalents representing the general partner interest are unit equivalents for distribution and allocation purposes, do not entitle our general partner to any vote other than its rights as general partner under our partnership agreement, will not be entitled to vote on any action required or permitted to be taken by the unitholders and will not count toward or be considered outstanding when calculating required votes, determining the presence of a quorum, or for similar purposes.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substituted limited partner at the written direction of the assignee. Please read “—Meetings; Voting.” Transferees who do not execute and deliver a transfer application and certification will not be treated as assignees or as record holders of common units, and will not receive cash distributions, federal income tax allocations, or reports furnished to holders of common units. Please read “Description of the Common Units—Transfer of Common Units.”

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, or similar events:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was an affiliate of our general partner or any departing general partner;

(4) any person who is or was an officer, director, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5) any person who is or was serving as a director, officer, member, partner, fiduciary or trustee of another person at the request of our general partner or any departing general partner or any of their affiliates; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business, including overhead allocated to us by Loews. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available (by posting on our website or other reasonable means) to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each partner;

(2) a copy of our tax returns;

(3) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(4) copies of our partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

(5) information regarding the status of our business and financial condition; and

(6) any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Boardwalk GP as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, affiliates of our general partner will hold an aggregate of 53,256,122 common units and 33,093,878 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Securities.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

We, the officers and directors of our general partner, our general partner and its affiliates have agreed not to sell any common units for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, IRAs, real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash distributions to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than         % of our current income is not qualifying income. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and our operating partnership will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

•	neither we nor our operating partnership will elect to be treated as a corporation; and

•	for each taxable year, 90% or more of our gross income will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Boardwalk Pipeline Partners, LP will be treated as partners of Boardwalk Pipeline Partners, LP for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

•	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Boardwalk Pipeline Partners, LP for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Boardwalk Pipeline Partners, LP for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated an amount of federal taxable income for that period that will be         % or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

Basis of Common Units

A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses

The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective U.S. federal income tax rate for individuals is currently 35.0% and the maximum U.S. federal income tax rate for net capital gains of an individual is currently 15.0% if the asset disposed of was held for more than twelve months at the time of disposition.

Section 754 Election

We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we will adopt), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our general partner and its affiliates. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transactions and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, regulated investment companies, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income. Recent legislation also includes net income derived from the ownership of an interest in a “qualified publicly traded partnership” as qualified income to a regulated investment company. We expect that we will meet the definition of a qualified publicly traded partnership. However, this legislation is only effective for regulated investment companies with taxable years beginning after October 22, 2004.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a U.S. trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Boardwalk GP as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority”; or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists relating to such a transaction, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) is audited by the IRS. Please read “—Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a listed transaction or a reportable transaction (other than a listed transaction) with a significant purpose to avoid or evade tax, you could be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially grater amounts than described above at “—Accuracy-related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability, and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Alabama, Arkansas, Florida, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Ohio, Tennessee and Texas. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

UNDERWRITING

Citigroup Global Markets Inc. and Lehman Brothers Inc. are acting as joint book-running managers and representatives of the underwriters. Under the terms of an underwriting agreement, a form of which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the number of common units opposite its name below.

Underwriters	Number of Common Units
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
A.G. Edwards & Sons, Inc.
Deutsche Bank Securities Inc.
KeyBanc Capital Markets, A Division of McDonald Investments Inc.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Total

15,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the common units offered hereby if any of the common units are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in the condition of us or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table shows the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per unit basis, the underwriting fee is         % of the initial price to the public.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

The representatives of the underwriters have advised us that they propose to offer the common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to selected dealers, which may include the underwriters, at this price to the public less a concession not in excess of $             per common unit. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $             per common unit to certain brokers and dealers. After the offering, the representatives may change the offering price and other selling terms.

The net expenses of the offering that are payable by us, other than underwriting discounts and commissions, are estimated to be approximately $2.4 million (net of a reimbursement received from the underwriters of $             for certain expenses).

Option to Purchase Additional Common Units

We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus to purchase from time to time up to an aggregate of 2,250,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus. This option may be exercised if the underwriters sell more than 15,000,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table. We will use the net proceeds from any exercise of the underwriters’ option to purchase additional common units to reduce amounts outstanding under our anticipated credit facility.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including the directors and executive officers of our general partner, have agreed not to, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common units or any securities that may be converted into or exchanged for any common units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus other than permitted transfers, without the prior written consent of Citigroup Global Markets Inc. and Lehman Brothers Inc.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Offering Price Determination

Prior to this offering, there has been no public market for the common units. The initial public offering price was determined by negotiation between the representatives and us. In determining the initial public offering price of our common units, the representatives considered:

•	the history and the prospects for the industry in which we will compete;

•	our financial information;

•	the ability of our management and our business potential and earnings prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

Indemnification

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved up to 5% of the common units in this offering for sale at the initial public offering price to certain business associates and related persons of Loews Corporation. The number of common units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Any reserved units not purchased will be offered by the underwriters to the general public on the same basis as all other units offered. The directed unit program materials will include a lock-up agreement requiring each purchaser in the directed unit program, other than those otherwise covered by the agreements described above in “—Lock-Up Agreements,” to agree that for a period of 25 days from the date of this prospectus, such purchaser will not, without prior written consent from Citigroup Global Markets Inc., dispose of or hedge any common units purchased in the directed unit program.

Certification Form

Our partnership agreement requires that all common unitholders be Eligible Holders. Eligible Holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity’s beneficial owners are subject to such taxation. Accordingly, all potential investors who are not individuals must complete and return the Certification Form for Non-individual Investors attached as Appendix C to this prospectus to the underwriter with whom they place an order by the date indicated on the form in order to be allocated common units in this offering. As all individuals are Eligible Holders, they are not required to complete and return a Certification Form for Non-individual Investors.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, information contained in any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the NYSE under the symbol “BWP.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Certain underwriters and their affiliates have performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services in the ordinary course of business with us and our affiliates, including Loews, for which they received or will receive customary compensation. In January 2005, Lehman Brothers and Citigroup Global Markets Inc. served as Joint Book-Running Managers on Gulf South’s private placement of $275 million of 5.05% Notes due 2015 and on Boardwalk Pipeline’s private placement of $300 million of 5.50% Notes due 2017. Citigroup served as financial adviser to Boardwalk Pipelines in connection with the acquisition of Gulf South in December 2004. Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are acting as joint lead arrangers and joint bookrunners in connection with the revolving credit facility we are currently negotiating. Affiliates of Wachovia Capital Markets, LLC and Citigroup Global Markets Inc. will act as syndication agent and administrative agent, respectively, in respect of such facility and are expected to be lenders under such facility. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds of such purchase to reduce amounts which we expect to be outstanding under the credit facility.

NASD Conduct Rules

Because the National Association of Securities Dealers, Inc. (the “NASD”) views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD’s Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

VALIDITY OF THE COMMON UNITS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Boardwalk Pipelines, LLC as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and for the period May 17, 2003 through December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Texas Gas Transmission, LLC for the period January 1, 2003 through May 16, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of financial position of Boardwalk Pipeline Partners, LP as of August 4, 2005, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein, and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statement of financial position of Boardwalk GP, LP as of August 4, 2005, included in this prospectus, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein, and is so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) for the year ended December 31, 2002 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Gulf South Pipeline Company, LP, as of and for the years ended December 31, 2003 and 2002 and for the eleven months ended December 31, 2001 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may desire to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website on the Internet is located at http://www.                                         , and we expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other “forward-looking” information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

BOARDWALK PIPELINE PARTNERS, LP UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Introduction	F-3
Unaudited Pro Forma Consolidated Statement of Operations for the Six Months Ended June 30, 2005 and Year Ended December 31, 2004	F-4
Unaudited Pro Forma Consolidated Statement of Financial Position as of June 30, 2005 and December 31, 2004	F-7
Notes to Unaudited Pro Forma Consolidated Financial Statements	F-8

BOARDWALK PIPELINES, LLC AND TEXAS GAS TRANSMISSION, LLC HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	F-11
Report of Independent Registered Public Accounting Firm	F-12
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Statements of Financial Position as of December 31, 2004 and 2003	F-14
Consolidated Statements of Operations for the Year Ended December 31, 2004, Period May 17 through December 31, 2003, Period January 1 through May 16, 2003, and Year Ended December 31, 2002	F-16
Consolidated Statements of Cash Flows for the Year Ended December 31, 2004, Period May 17 through December 31, 2003, Period January 1 through May 16, 2003, and Year Ended December 31, 2002	F-17

Consolidated Statements of Stockholder’s and Member’s Equity for the Year Ended December 31, 2004, Period May 17 through December 31, 2003, Period January 1 through May 16, 2003, and Year Ended December 31, 2002

F-18
Notes to Consolidated Financial Statements	F-19

BOARDWALK PIPELINES, LLC UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statements of Financial Position as of June 30, 2005 and December 31, 2004	F-43
Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2005 and June 30, 2004	F-45
Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2005 and 2004	F-46
Condensed Consolidated Statements of Member’s Equity for the Six Months Ended June 30, 2005 and December 31, 2004	F-47
Notes to Unaudited Condensed Consolidated Financial Statements	F-48

GULF SOUTH PIPELINE COMPANY, LP UNAUDITED CONDENSED FINANCIAL STATEMENTS
Condensed Balance Sheets as of September 30, 2004 and 2003 and December 31, 2003	F-58
Condensed Statements of Income and Comprehensive Income for the Nine Months Ended September 30, 2004 and 2003	F-59
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2004 and 2003	F-60
Notes to Unaudited Condensed Financial Statements	F-61

GULF SOUTH PIPELINE COMPANY, LP HISTORICAL FINANCIAL STATEMENTS
Report of Independent Auditors	F-65
Balance Sheets as of December 31, 2003 and 2002	F-66
Statements of Income and Comprehensive Income for the Years Ended December 31, 2003 and 2002 and Eleven Months Ended December 31, 2001	F-67

BOARDWALK PIPELINE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The pro forma financial statements are based upon the historical financial position and results of operations of Boardwalk Pipelines, LLC (includes Texas Gas Transmission, LLC and Gulf South Pipeline Company, LP from the acquisition date of December 29, 2004) (collectively, “Boardwalk Pipelines”). Boardwalk Pipeline Partners, LP (the “Partnership”) will own and operate the businesses of the Boardwalk Pipelines effective with the closing of the offering. This contribution will be recorded at historical cost as it is considered to be a reorganization of entities under common control. The pro forma financial statements for the Partnership have been derived from the consolidated financial statements of the Boardwalk Pipelines set forth elsewhere in this Prospectus and are qualified in their entirety by reference to such consolidated financial statements and related notes contained therein. The pro forma financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma financial statements should be read in conjunction with the notes accompanying such pro forma financial statements and with the historical financial statements and related notes set forth elsewhere in this Prospectus.

The pro forma statements of financial position and the pro forma statements of operations were derived by adjusting the consolidated financial statements of Boardwalk Pipelines. The pro forma adjustment to the statement of operations for the Gulf South acquisition considers actual results of operations of Gulf South for that period (pre-acquisition) not included in the historical financial statements of Boardwalk Pipelines. The adjustments are based upon currently available information and certain estimates and assumptions; therefore, actual adjustments will differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial information.

The pro forma statements of financial position include pre MLP adjustments for the transfer of certain assets and liabilities to our parent prior to the contribution of certain assets and liabilities to us. The MLP adjustments have been prepared as if the transactions to be effected at the closing of this offering have taken place.

The pro forma financial statements may not be indicative of the results that actually would have occurred if the Partnership had assumed the operations of the Boardwalk Pipelines on the dates indicated or which would occur in the future.

BOARDWALK PIPELINE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2005

(In Thousands)

	Historical	Pro Forma Adjustments
	Boardwalk Pipelines	Other Acquisition and Note Offerings Adjustments	MLP Adjustments		Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:
Gas transportation	$240,511	$—	$—		$240,511
Gas storage	19,569	—	—		19,569
Other	8,299	—	—		8,299

Total operating revenues	268,379	—	—		268,379

Operating Costs and Expenses:
Operation and maintenance	67,773	—	—		67,773
Administrative and general	37,979	—	—		37,979
Depreciation and amortization	35,059	—	—		35,059
Taxes other than income taxes	14,559	—	—		14,559

Total operating costs and expenses	155,370	—	—		155,370

Operating Income	113,009	—	—		113,009

Other Deductions (Income):
Interest expense	29,665	485 (b)	914	(c)	31,064
Interest income from affiliates	(957)	—	957	(d)	—
Miscellaneous other deductions (income)	(1,334)	—	—		(1,334)

Total other deductions	27,374	485	1,871		29,730

Income before income taxes	85,635	(485)	(1,871)		83,279

Charge-in-lieu of income taxes	34,073	—	(34,073	)(e)	—

Net income	$51,562	$(485)	$32,202		$83,279

General Partner’s interest in net income					$1,666

Limited Partners’ interest in net income					$81,613

Net income per Limited Partner’s unit:
Common units					$0.80
Subordinated units					$0.80
Weighted average number of Limited Partner units outstanding:
Common units					68,256,122
Subordinated units					33,093,878

BOARDWALK PIPELINE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

(In Thousands)

	Historical	Pro Forma Adjustments
	Boardwalk Pipelines	Gulf South	Other Acquisition and Note Offerings Adjustments		MLP Adjustments		Boardwalk Pipelines Consolidated Pro Forma
Operating Revenues:
Gas transportation	$253,349	$200,133	$—		$—		$453,482
Gas storage	7,428	22,581	—		—		30,009
Other	2,830	18,065	—		—		20,895

Total operating revenues	263,607	240,779	—		—		504,386

Operating Costs and Expenses:
Operation and maintenance	48,334	96,478	—		—		144,812
Administrative and general	52,533	25,142	—		—		77,675
Depreciation and amortization	33,977	36,239	561	(a)	—		70,777
Taxes other than income taxes	19,044	6,674	—		—		25,718

Total operating costs and expenses	153,888	164,533	561		—		318,982

Operating Income	109,719	76,246	(561)		—		185,404

Other Deductions (Income):
Interest expense	29,729	89	31,507	(b)	1,828	(c)	63,153
Interest income from affiliates	(375)	—	—		375	(d)	—
Miscellaneous other deductions (income)	(793)	4,663	(674	)(b)	—		3,196

Total other deductions	28,561	4,752	30,833		2,203		66,349

Income before income taxes	81,158	71,494	(31,394)		(2,203)		119,055

Charge-in-lieu of income taxes	32,333	—	—		(32,333	)(e)	—

Net income	$48,825	$71,494	$(31,394)		$30,130		$119,055

General Partner’s interest in net income							$2,381

Limited Partners’ interest in net income							$116,674

Net income per Limited Partner’s unit:
Common units							$1.15
Subordinated units							$1.15
Weighted average number of Limited Partner units outstanding:
Common units							68,256,122
Subordinated units							33,093,878

BOARDWALK PIPELINE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

JUNE 30, 2005

(In Thousands)

	Historical	Pro Forma Adjustments				Boardwalk Pipelines Consolidated Pro Forma
	Boardwalk Pipelines	Pre MLP Adjustments		MLP Adjustments
Assets
Current Assets:
Cash and cash equivalents	$49,473	$(49,473	)(f)	$28,400	(f)	$28,400
Receivables	72,449	(18,400	)(f)	—		54,049
Inventories	15,276	—		—		15,276
Deferred income taxes	741	—		(741	)(e)	—
Other current assets	17,041	—		—		17,041

Total current assets	154,980	(67,873)		27,659		114,766

Property, Plant and Equipment:
Natural gas transmission plant	1,713,321	—		—		1,713,321
Other natural gas plant	217,517	—		—		217,517
Less-Accumulated depreciation and amortization	83,804	—		—		83,804

Property, plant and equipment, net	1,847,034	—		—		1,847,034

Other Assets:
Goodwill	163,474	—		—		163,474
Gas stored underground	140,949	—		—		140,949
Advances to affiliates, non-current	62,664	(62,664	)(d)	—		—
Deferred income taxes	25,026	—		(25,026	)(e)	—
Other	53,088	—				53,088

Total other assets	445,201	(62,664)		(25,026)		357,511

Total Assets	$2,447,215	$(130,537)		$2,633		$2,319,311

Liabilities and Equity
Current Liabilities:
Payables	$68,668	$—		$—		$68,668
Accrued liabilities	57,496	—		—		57,496
Other current liabilities	21,791	—		—		21,791

Total current liabilities	147,955	—		—		147,955

Long-term debt	1,100,886	250,000	(i)	(207,000	)(j)	1,143,886
Other liabilities	92,573	—		—		92,573
Member’s Equity/Partners’ Capital	1,105,801	(380,537	)(g)	209,633	(h)	934,897

Total Liabilities and Member’s Equity/Partners’ Capital	$2,447,215	$(130,537)		$2,633		$2,319,311

BOARDWALK PIPELINE PARTNERS, LP

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION DECEMBER 31, 2004

(In Thousands)

	Historical	Pro Forma Adjustments				Boardwalk Pipelines Consolidated Pro Forma
	Boardwalk Pipelines	Pre MLP Adjustments		MLP Adjustments
Assets
Current Assets:
Cash and cash equivalents	$16,518	$(16,518	)(f)	28,400	(f)	$28,400
Receivables	126,156	(18,400	)(f)	—		107,756
Inventories	14,182	—		—		14,182
Deferred income taxes	13,097	—		(13,097	)(e)	—
Other current assets	12,822	—		—		12,822

Total current assets	182,775	(34,918)		15,303		163,160

Property, Plant and Equipment:
Natural gas transmission plant	1,676,729	—		—		1,676,729
Other natural gas plant	215,195	—		—		215,195
Less-Accumulated depreciation and amortization	49,801	—		—		49,801

Property, plant and equipment, net	1,842,123	—		—		1,842,123

Other Assets:
Goodwill	163,474	—		—		163,474
Gas stored underground	149,872	—		—		149,872
Advances to affiliates, non-current	41,812	(41,812	)(d)	—		—
Deferred income taxes	46,206	—		(46,206	)(e)	—
Other	51,152	—		—		51,152

Total other assets	452,516	(41,812)		(46,206)		364,498

Total Assets	$2,477,414	$(76,730)		(30,903)		$2,369,781

Liabilities and Equity
Current Liabilities:
Payables	$107,668	$—		—		$107,668
Accrued liabilities	42,477	—		—		42,477
Other current liabilities	36,816	—		—		36,816

Total current liabilities	186,961	—		—		186,961

Long-term debt	1,106,135	250,000	(i)	(207,000	)(j)	1,149,135
Other liabilities	91,391	—		—		91,391
Member’s Equity/Partners’ Capital	1,092,927	(326,730	)(g)	176,097	(h)	942,294

Total Liabilities and Member’s Equity/Partners’ Capital	$2,477,414	$(76,730)		(30,903)		$2,369,781

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The historical financial information is derived from the historical financial statements of Boardwalk Pipelines, LLC (“Boardwalk Pipelines”). The pro forma adjustments have been prepared as if the transactions to be effected at the closing of this offering had taken place on December 31, 2004 and June 30, 2005, in the case of the pro forma statement of financial position or as of the beginning of the periods presented, in the case of the pro forma statement of operations for the year ended December 31, 2004, and the six months ended June 30, 2005.

The pro forma financial statements reflect the following transactions:

•	The contributions of certain assets and liabilities of Boardwalk Pipelines to Boardwalk Pipeline Partners, LP by affiliates of Loews Corporation;

•	The elimination of advances from Boardwalk Pipelines Holding Company (“BPHC”), an affiliate of Loews Corporation, reflected in the historical balance sheet of Boardwalk Pipelines;

•	The elimination of historical deferred taxes;

•	The issuance by Boardwalk Pipeline Partners, LP of common units to the public with net proceeds of $278.4 million of which $250.0 million will be used to repay indebtedness that Boardwalk Pipeline Partners, LP will assume from BPHC and $28.4 million of which will provide additional working capital for subsidiaries; and

•	Results of Operations for Gulf South for the pro forma period to the extent they are not included in historical Boardwalk Pipelines.

Upon completion of the offering, Boardwalk Pipeline Partners LP anticipates incurring incremental general and administrative expenses of approximately $2.5 million per year as a result of being a public company. These costs include annual and quarterly reports to unitholders, audit, tax return and Schedule K-1 preparation and distribution, incremental insurance costs and registrar and transfer agent fees. The pro forma financial statements do not reflect these additional general and administrative expenses.

Note 2. Pro Forma Adjustments and Assumptions

a) Reflects the pro forma depreciation and amortization expense adjustment related to the acquisition of Gulf South. The preliminary allocation of the purchase price was assigned to the assets and liabilities of Gulf South, based on their estimated fair values in accordance with GAAP. This allocation is subject to adjustment for resolution of certain pre-acquisition contingencies and the completion of certain analyses and appraisals during 2005, including issues ultimately associated with tax basis allocations. Depreciation and amortization was calculated assuming a property, plant and equipment balance of $1.1 billion depreciated on a straight-line basis with an average useful life of 35 years.

BOARDWALK PIPELINES, LLC

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b) Reflects an adjustment to interest expense as a result of the notes offerings associated with the Gulf South acquisition and the reclassification of interest income previously netted with interest expense:

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(in thousands)
$300 million 5.50% Notes	$733	$16,500
$275 million 5.05% Notes	617	13,888
Elimination of bridge loan interest	(895)	(158)
Amortization of debt/discount expense on $300 million 5.50% Notes	15	289
Amortization of debt/discount expense on $275 million 5.05% Notes	15	314
Reclassification of interest income previously netted with interest expense	—	674

Pro forma interest expense	$485	$31,507

c) Reflects the assumption of $250.0 million of indebtedness from BPHC prior to the offering and the repayment of such indebtedness with a portion of the proceeds from the offering and a $43.0 million long-term borrowing under a new credit facility assuming a 4.25% interest rate.

d) Reflects the elimination of the advance receivable with our parent and the elimination of the corresponding interest income earned on the advance balance.

e) Reflects the elimination of income taxes and the corresponding deferred taxes at the partnership level.

f) Reflects the distribution of receivables and cash equivalent balances to our parent prior to the contribution of assets and liabilities to Boardwalk Pipeline Partners, LP and the issuance by Boardwalk Pipeline Partners, LP of common units to the public with net proceeds of $278.4 million of which $250.0 million will be used to repay indebtedness that Boardwalk Pipeline Partners, LP will assume from BPHC and $28.4 million of which will provide additional working capital for subsidiaries.

g) Pro Forma Member’s Equity/Partners’ Capital adjustments as follows:

	Pro forma June 30, 2005	Pro forma December 31, 2004
	(in thousands)
Distribution of cash balance, receivables and advances to affiliates to BPHC prior to issuance of public units:
Cash and cash equivalents	$(49,473)	$(16,518)
Receivables	(18,400)	(18,400)
Advances to affiliates	(62,664)	(41,812)
Assumption of indebtedness from BPHC in connection with the contribution of its interests in Boardwalk Pipelines to us	(250,000)	(250,000)

Adjustments to equity	$(380,537)	$(326,730)

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

h) Member’s Equity/Partners’ Capital adjustments due to offering:

	Pro forma June 30, 2005	Pro forma December 31, 2004
	(in thousands)
Elimination of deferred taxes	(25,767)	(59,303)
Reimburse BPHC for certain capital expenditures related to the acquisition of Gulf South	(43,000)	(43,000)
Net proceeds from the sale of 15,000,000 common units offered by this prospectus	278,400	278,400

Adjustments to equity	$209,633	$176,097

i) Assumption of $250.0 million of indebtedness from BPHC in connection with the contribution of its interests in Boardwalk Pipelines to us.

j) Repayment of $250.0 million of indebtedness assumed from BPHC plus the proceeds of a new long-term debt of $43.0 million assuming a 4.25% interest rate.

Note 3. Pro Forma Net Income Per Unit

Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss provisions of the limited partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partner’s interest in the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, we assumed that (1) the Minimum Quarterly Distribution was made to all unitholders for each quarter during the periods presented and (2) the number of units outstanding were 68,256,122 common and 33,093,878 subordinated. All units were assumed to have been outstanding since the beginning of the periods presented. Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of Boardwalk Pipeline Partners, LP. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income per unit calculations assume that no incentive distributions were made to the general partner.

Staff Accounting Bulletin 1:B.3 prescribes that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Boardwalk paid actual cash dividends to its parent company of $45 million and $30 million, respectively, for the six months ended June 30, 2005, and the twelve months ended December 31, 2004. Additionally, Boardwalk has reflected distributions of cash and cash equivalents, receivables and advances to affiliates, as well as assumption of indebtedness from BPHC, in its reconciliation of equity above. Assuming additional limited partner common units were issued to give effect to the excess distribution, Pro Forma Net Income per Limited Partner’s Unit (as diluted) would have been $0.68 and $1.00 for the six months ended June 30, 2005, and twelve months ended December 31, 2004, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Boardwalk Pipelines, LLC:

We have audited the accompanying consolidated statements of financial position of Boardwalk Pipelines, LLC (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, member’s equity, and cash flows for the year ended December 31, 2004 and the period May 17, 2003 through December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and the period May 17, 2003 through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

March 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Texas Gas Transmission, LLC

We have audited the accompanying statements of operations, stockholder’s equity, and cash flows of Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) (the “Company”) for the period January 1, 2003 through May 16, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period January 1, 2003 through May 16, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

March 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Texas Gas Transmission, LLC

We have audited the accompanying statements of operations, cash flows, and stockholder’s and member’s equity of Texas Gas Transmission, LLC (formerly Texas Gas Transmission Corporation) for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Texas Gas Transmission, LLC for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Houston, Texas

March 5, 2003

BOARDWALK PIPELINES, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Thousands of Dollars)

	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$16,518	$19,171
Receivables, net:
Trade	45,662	28,070
Other	26,978	6,312
Gas Receivables:
Transportation and exchange	39,568	2,357
Storage	13,948	15,355
Inventories	14,182	13,529
Costs recoverable from customers	2,611	3,729
Deferred income taxes	13,097	5,030
Gas stored underground	3,534	—
Prepaid expenses and other current assets	6,677	4,810

Total current assets	182,775	98,363

Property, Plant and Equipment:
Natural gas transmission plant	1,676,729	562,930
Other natural gas plant	215,195	158,903

	1,891,924	721,833
Less—Accumulated depreciation and amortization	49,801	18,312

Property, plant and equipment, net	1,842,123	703,521

Other Assets:
Goodwill	163,474	169,279
Gas stored underground	149,872	120,045
Deferred income taxes	46,206	88,635
Costs recoverable from customers	35,984	37,158
Advances to affiliates, non-current	41,812	4,334
Prepaid pension	—	2,327
Other	15,168	14,965

Total other assets	452,516	436,743

Total Assets	$2,477,414	$1,238,627

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Thousands of Dollars)

	December 31,
	2004	2003
LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Payables:
Trade	$21,135	$7,627
Affiliates	1,659	473
Other	6,251	2,335
Gas Payables:
Transportation and exchange	30,696	767
Storage	47,927	30,620
Long-term debt due within one year	—	17,277
Deferred income taxes	—	575
Accrued taxes other	10,523	5,143
Accrued interest	5,241	5,456
Accrued payroll and employee benefits	25,796	20,381
Accrued fuel tracker	917	8,766
Other current liabilities	36,816	8,947

Total current liabilities	186,961	108,367

Long – Term Debt	1,106,135	530,838

Other Liabilities and Deferred Credits:
Postretirement benefits	28,001	32,380
Asset retirement obligation	3,254	—
Provision for other asset retirement	29,700	28,002
Other	30,436	15,679

Total other liabilities and deferred credits	91,391	76,061

Member’s Equity:
Paid-in capital	1,071,651	520,910
Retained earnings	21,276	2,451

Total member’s equity	1,092,927	523,361

Total Liabilities and Member’s Equity	$2,477,414	$1,238,627

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars)

	Post-TG-Acquisition		Predecessor
	For the Year Ended December 31, 2004	For the Period May 17 through December 31, 2003	For the Period January 1 through May 16, 2003	For the Year Ended December 31, 2002
Operating Revenues:
Gas transportation	$253,349	$138,693	$111,622	$260,662
Gas storage	7,428	2,435	814	2,317
Other	2,830	1,732	1,011	3,695

Total operating revenues	263,607	142,860	113,447	266,674

Operating Costs and Expenses:
Operation and maintenance	48,334	25,430	16,097	51,389
Administrative and general	52,533	29,646	13,642	52,989
Depreciation and amortization	33,977	20,544	16,092	37,806
Taxes other than income taxes	19,044	10,690	6,077	16,033

Total operating costs and expenses	153,888	86,310	51,908	158,217

Operating Income	109,719	56,550	61,539	108,457

Other (Income) Deductions:
Interest expense, net	29,729	19,368	7,392	20,490
Interest income from affiliates	(375)	(21)	(1,965)	(1,468)
Gain on sale of equipment	—	—	(30)	(1,140)
Miscellaneous other income	(793)	(352)	(719)	(2,171)

Total other deductions	28,561	18,995	4,678	15,711

Income before income taxes	81,158	37,555	56,861	92,746
Provision for income taxes	—	—	22,387	36,647
Charge-in-lieu of income taxes	32,333	15,104	—	—

Net Income	$48,825	$22,451	$34,474	$56,099

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

	Post-TG-Acquisition		Predecessor
	For the Year Ended December 31, 2004	For the Period May 17 through December 31, 2003	For the Period January 1, through May 16, 2003	For the Year Ended December 31, 2002
OPERATING ACTIVITIES:
Net income	$48,825	$22,451	$34,474	$56,099
Adjustments to reconcile to cash provided from (used in) operations:
Depreciation and amortization	33,977	20,544	16,092	37,806
Provision for deferred income taxes	43,428	19,962	5,494	38,915
(Gain) Loss on sale of equipment	—	—	(30)	(1,140)
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Receivables	(9,777)	10,378	(27,426)	(34,444)
Receivable—TGT Enterprises, Inc.	—	—	—	7,003
Inventories	(217)	73	(22)	370
Affiliates	(341)	473	(7,550)	—
Other current assets	6,320	(3,126)	5,004	7,998
Accrued income taxes due affiliate	—	—	(11,306)	(2,705)
Accrued and deferred income taxes	(10,996)	(5,347)	—	—
Payables and accrued liabilities	(9,532)	32,474	(4,196)	(17,566)
Reserve for regulatory and rate matters	—	—	—	(31,107)
Other, including changes in noncurrent assets and liabilities	2,729	(36,359)	27,196	(26,746)

Net cash provided by operating activities	104,416	61,523	37,730	34,483

INVESTING ACTIVITIES:
Capital expenditures, net of allowance for funds used during construction	(41,920)	(34,749)	(43)	(27,448)
Advances to affiliates, net	(32,194)	(3,968)	(37,964)	3,156
Investment in Texas Gas Transmission LLC	—	(803,748)	—	—
Investment in Gulf South Pipeline Company, LP, net of cash and working capital adjustment receivable	(1,111,411)	—	—	—

Net cash used in investing activities	(1,185,525)	(842,465)	(38,007)	(24,292)

FINANCING ACTIVITIES:
Proceeds from long-term debt	575,000	706,918	—	—
Payment of long-term debt	(17,285)	(407,715)	—	—
Dividends	(30,000)	(20,000)	—	(10,000)
Capital contribution from parent company	550,741	520,910	—	—

Net cash provided by (used in) financing activities	1,078,456	800,113	—	(10,000)

Increase (decrease) in cash and cash equivalents	(2,653)	19,171	(277)	191
Cash and cash equivalents at beginning of period	19,171	—	277	86

Cash and cash equivalents at end of period	$16,518	$19,171	$—	$277

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest (net of amount capitalized)	$28,847	$15,295	$9,852	$22,171
Income taxes, net	—	$492	$28,199	$434
Non-cash dividends	—	—	$29,022	—

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S AND MEMBER’S EQUITY

(Thousands of Dollars)

	Common Stock	Paid-in Capital	Retained Earnings
Predecessor
Balance, stockholder’s equity, December 31, 2001	$1	$630,608	$54,971
Add (deduct):
Net income	—	—	56,099
Dividend on common stock	—	—	(10,000)

Balance, stockholder’s equity, December 31, 2002	1	630,608	101,070
Add (deduct):
Net income	—	—	34,474
Non-cash dividend	—	—	(29,022)

Balance, stockholder’s equity, May 16, 2003	$1	$630,608	$106,522

Post-TG-Acquisition
Beginning Balance, Member’s Equity, May 16, 2003	$—	$—	$—
Add (deduct):
Capital contribution	—	520,910	—
Net income	—	—	22,451
Dividends paid	—	—	(20,000)

Balance, Member’s Equity, December 31, 2003	—	520,910	2,451
Add (deduct):
Capital contribution	—	550,741	—
Net income	—	—	48,825
Dividends paid	—	—	(30,000)

Balance, Member’s Equity, December 31, 2004	$—	$1,071,651	$21,276

The accompanying notes are an integral part of these consolidated financial statements.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Corporate Structure

Boardwalk Pipelines, LLC (Boardwalk) (formerly TGT Pipeline, LLC) is a holding company engaged, through its subsidiaries, in the operation of interstate natural gas transmission pipeline systems. Boardwalk includes Texas Gas Transmission, LLC (Texas Gas), acquired in May of 2003, and Gulf South Pipeline Company, LP (Gulf South), acquired in December of 2004. Boardwalk has no significant assets or operations other than its investments in Texas Gas and Gulf South. Boardwalk is an indirect, wholly owned subsidiary of Loews Corporation (Loews). Boardwalk was formed in April 2003 to acquire Texas Gas. Since Boardwalk had no assets or operations prior to its acquisition of Texas Gas, it refers to Texas Gas as its predecessor (Predecessor). Texas Gas and Gulf South are collectively referred to as the pipelines.

On May 16, 2003, Boardwalk acquired all of the capital stock of Texas Gas Transmission Corporation for $804 million from a subsidiary of The Williams Companies, Inc. (Williams) (TG-Acquisition). Texas Gas Transmission Corporation subsequently converted to a limited liability company and is now known as Texas Gas Transmission, LLC.

On December 29, 2004, Boardwalk acquired Gulf South from Entergy-Koch, LP (EKLP) for $1.136 billion, subject to certain working capital adjustments. The results of operations of Gulf South have been included in the consolidated financial statements from the date of the acquisition of Gulf South. The acquisition of Gulf South was funded with a $575 million term loan (Interim Loan) and a capital contribution from Boardwalk’s parent company, Boardwalk Pipelines Holding Corp (formerly TGT Pipeline Holding Corp) (Holding Corp). In January 2005, Gulf South issued $275 million aggregate principal amount of its 5.05% notes due 2015 (Gulf South Notes) and Boardwalk issued $300 million aggregate principal amount of its 5.50% notes due 2017 (Boardwalk Notes). The net proceeds of these two offerings were used to repay the Interim Loan.

Basis of Presentation

The accompanying consolidated financial statements of Boardwalk and Predecessor were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). As discussed above, Boardwalk was formed to acquire Texas Gas. Accordingly, the financial statements of Texas Gas prior to the formation of Boardwalk and the subsequent acquisition of Texas Gas are presented herein as predecessor financial statements. The consolidated Statements of Operations and Cash Flows have been separated by a bold vertical line separating Texas Gas predecessor financial statements from operations and cash flows of Boardwalk from its inception (post-TG-Acquisition). The consolidated Statements of Stockholder’s and Member’s Equity has a bold line separating the Predecessor equity from Boardwalk’s equity.

The accompanying predecessor financial statements reflect a purchase price allocation of approximately $347 million related to amounts in excess of the original cost of regulated facilities associated with the acquisition of Texas Gas by Williams in 1995. The accompanying post-TG-Acquisition financial statements reflect the allocation of the purchase price resulting from the TG-Acquisition. An allocation of the purchase price was assigned to the assets and liabilities of Texas Gas, based on their estimated fair values in accordance with GAAP. As Texas Gas’ rates are regulated by the Federal Energy Regulatory Commission (FERC) and the FERC does not allow recovery in rates of amounts in excess of original cost, in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, its historical net book value of regulatory related assets and liabilities are considered to be the fair value of those respective assets and liabilities. The excess purchase price above the historical net book value was allocated to goodwill. The accounting for the effects of the TG-Acquisition included recognizing unfunded benefit obligations related to postretirement benefits other than pensions and pension benefits with a corresponding offset to costs recoverable from customers, due to the probable future rate recovery of these costs. During 2004, adjustments were made to

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

finalize the estimated allocation that decreased goodwill approximately $5.8 million and reduced other liabilities related to the resolution of certain revenue refund issues, as well as the related deferred tax impact. As of December 31, 2004, $163.5 million of goodwill was recorded as an asset on the Consolidated Statements of Financial Position. Texas Gas may make further adjustments to the purchase price allocation pending possible revisions to the tax basis of assets and liabilities assumed in the TG-Acquisition consistent with the provisions of Emerging Issues Task Force No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.”

The accompanying consolidated financial statements also reflect the purchase price allocation resulting from the acquisition of Gulf South. A preliminary allocation of the purchase price was assigned to the assets and liabilities of Gulf South, based on their estimated fair values in accordance with GAAP. This allocation is subject to adjustment for resolution of certain preacquisition contingencies and the completion of certain analyses and appraisals during 2005, including issues ultimately associated with tax basis allocations.

As discussed in Note 2 herein, Gulf South does not apply the provisions of SFAS No. 71. Accordingly, the preliminary purchase price allocation reflected below does not necessarily consider the book value of assets and liabilities to be the fair value of those respective assets and liabilities (expressed in thousands):

Current assets	$76,954
Property, plant and equipment	1,128,562
Other non-current assets	38,672
Current liabilities	(106,319)
Other liabilities and deferred credits	(21,358)

$1,116,511

Both the acquisition of Texas Gas and acquisition of Gulf South were treated as acquisitions of assets for income tax purposes and, accordingly, Boardwalk has tax basis in the acquired net assets approximately equal to the respective acquisition price. In connection with the terms of this election, temporary differences that existed prior to the acquisitions no longer exist and differences between the new allocated purchase price for book and income tax are established as part of the purchase price allocation.

The following unaudited pro forma financial information is presented as if Gulf South and Texas Gas had been acquired as of the beginning of each period presented. The pro forma amounts include certain adjustments, including depreciation expense based on the allocation of purchase price to property, plant and equipment; adjustment of interest expense to reflect the issuance of debt by Texas Gas, Gulf South and Boardwalk; and the related tax effect of these items (expressed in thousands):

	For the Years Ended December 31,
	2004	2003
	(unaudited)
Operating revenues	$496,221	$468,046
Income before income taxes	122,709	75,182
Net income	73,941	45,297

The pro forma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of future results of operations.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 2: Accounting Policies

Principles of Consolidation

The consolidated Boardwalk financial statements include the accounts of Boardwalk and its wholly owned subsidiaries, Texas Gas and Gulf South, after elimination of inter-company transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, Boardwalk evaluates its estimates, including those related to revenues subject to refund, bad debts, materials and supplies obsolescence, investments, intangible assets, goodwill, property and equipment and other long-lived assets, charge in lieu of income taxes, workers’ compensation insurance, pensions and other post-retirement and employment benefits and contingent liabilities. It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Segment Information

Boardwalk operates in one segment—gas gathering, transportation, and integrated underground gas storage. This segment consists of interstate natural gas pipeline systems originating in the Gulf Coast area and running north and east through Texas, Louisiana, Arkansas, Mississippi, Alabama, Florida, Tennessee, Kentucky, Indiana, Ohio and Illinois, with 13,900 miles of mainline, gathering, storage and branch transmission pipelines. The predecessor financial statements reflect the results of Texas Gas, which also operated as one segment.

Cash and Cash Equivalents

Cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are highly liquid investments with an original maturity of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of reserves for write-offs, which approximates fair value for Gulf South’s receivables. An allowance for doubtful accounts receivable is established on a case-by-case basis when we believe the required payment of specific amounts owed is unlikely to occur. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance. Boardwalk had an allowance of approximately $0.2 million at December 31, 2004 and 2003. We expensed $0.0 in 2004, $(0.4) million in post-TG-Acquisition 2003, $0.0 in Predecessor 2003 and $0.0 in 2002 on our Consolidated Statements of Operations to write off or reserve for doubtful accounts.

Inventories

Inventories consisting of materials and supplies are carried at the lower of average cost or market less an allowance for obsolescence. Such allowance was $0.2 million and $0.6 million at December 31, 2004 and 2003 respectively.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gas in Storage and Gas Receivables/Payables

Both Texas Gas and Gulf South have underground gas in storage which is utilized for system management and operational balancing, as well as for certain tariff services including firm, interruptible and no-notice storage services and parking and lending services. Consistent with the above, certain of these volumes are necessary to provide for storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. Boardwalk records gas stored underground for system integrity purposes at historical cost. Additionally, in the course of providing transportation and storage services to customers, the pipelines may receive different quantities of gas from the shippers than the quantities delivered on behalf of those shippers. The transactions result in imbalances, which are repaid or recovered in cash or through the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipeline and shippers as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

The accompanying consolidated financial statements reflect the balance of underground gas in storage, as well as the resulting activity around the services and balancing activity described above. Gas Stored Underground includes natural gas volumes owned by the pipeline, reduced by certain operational encroachments upon that gas. For Texas Gas, these amounts are valued at historical cost, consistent with the purchase price allocation applied to a company that applies the provisions of SFAS No. 71. For Gulf South, these amounts are reflected at estimated fair value. Current Gas Stored Underground represents retained fuel and excess working gas at Gulf South which is available for resale. Retained fuel is a component of Gulf South’s tariff structure and is recognized as revenue at market prices in the month of retention. Fuel can be retained from customers in kind or paid by customers in cash.

Gas receivables and payables represent certain amounts attributable to balancing and tariff services associated with the storage services. As discussed above, imbalances arise in the normal course of providing transportation and storage services to customers. Gas receivables and payables include volumes receivable from or payable to third parties in connection with the imbalance activity. For Texas Gas, these amounts are valued at the historical value of gas in storage, consistent with the regulatory treatment and the settlement history. For Gulf South, these receivables and payables are valued in accordance with Gulf South’s tariff at market prices for the production month during which receivables and payables were created, which approximates fair value at December 31, 2004.

Gas receivables and payables also reflects certain amounts of customer-owned gas at the Texas Gas facilities. Consistent with certain regulatory treatment prescribed by the FERC as a result of risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. This amount was valued at the historical cost of gas, consistent with other Texas Gas balances, and was $29.8 million and $31.4 million at December 31, 2004 and 2003, respectively. Gulf South does not reflect volumes held on behalf of others on its statement of financial position. As of December 31, 2004, Gulf South held 52.7 Bcf of gas owned by shippers, partially offset by 2.2 Bcf of gas held by others.

Derivative Financial Instruments

In accordance with the Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas. These hedge contracts are reported at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. As of December 31, 2004, Gulf South had an asset of approximately $0.3 million related to the hedge contracts included in Prepaid expenses and other current assets on the Consolidated Statements of Financial Position.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment (PPE) is recorded at its original cost of construction or fair value of the assets acquired. For Texas Gas, PPE is reflected at its original cost, consistent with the purchase accounting accorded for a pipeline that applies the provisions of SFAS No. 71. PPE at Gulf South has been reflected at estimated fair value, consistent with the preliminary results of an appraisal. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized.

Boardwalk evaluates long-lived assets for impairment when, in management’s judgment, events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. When such a determination has been made, management’s estimate of undiscounted future cash flows attributable to the assets is compared to the carrying value of the assets to determine whether an impairment has occurred. If an impairment of the carrying value has occurred, the amount of impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value.

Texas Gas’ depreciation is provided primarily on the straight-line method at FERC-prescribed rates over estimated useful lives of 5 to 56 years. Reflecting the application of composite depreciation, gains and losses from the ordinary sale and retirement of PPE generally do not impact net PPE on the Texas Gas system. Gulf South depreciated its assets using the straight line method of depreciation over the respective useful lives of the assets, which range from 3 to 35 years. The ordinary sale or retirement of property in the Gulf South system would result in a gain or loss. Boardwalk’s depreciation and amortization expense for the year ended December 31, 2004, was $34.0 million, $20.5 million for post-Acquisition in 2003 and the Predecessor recorded $16.1 million in 2003 and $37.8 million for the year ended December 31, 2002.

Category	Class Amount	Weighted Average Useful Lives (Years)
	(in thousands)
Intangible Plant	$12,890	23
Gathering Plant	91,330	19
Storage Plant	129,294	50
Transmission Plant	1,407,055	43
General Plant	47,081	19

Total Utility Depreciable Plant	1,687,650	41

Non-depreciable:
Land	9,318
Storage Base Gas	94,258
Other	100,698

Total other	204,274

Total Property, Plant & Equipment	1,891,924
Less accumulated depreciation	49,801

Property, plant & equipment, net	$1,842,123

Boardwalk’s non-transmission assets have weighted average useful lives of 33 years and a gross asset value of $280.6 million. Boardwalk’s non-depreciable assets and work in progress of $204.3 million are not included in the calculation of the weighted average useful lives.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

As part of the allocation of the purchase price of the TG-Acquisition, the excess purchase price over the fair value of the assets and liabilities was allocated to goodwill. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires the evaluation of goodwill for impairment at least annually or more frequently if events and circumstances indicate that the asset might be impaired. The annual impairment test is performed on December 31. An impairment test performed in accordance with SFAS No. 142 requires that a reporting unit’s fair value be estimated. We used a discounted cash flow model to estimate the fair value of Texas Gas and that estimated fair value was compared to its carrying amount, including goodwill. The estimated fair value was in excess of the carrying amount in 2004. Therefore there have been no impairments recorded in 2004.

Advances to Affiliates

Boardwalk makes advances to Holding Corp. These advances are represented by demand notes. Advances are stated at historical carrying amounts. Interest income and expense is recognized on an accrual basis when collection is reasonably assured. The advances are classified as noncurrent since Boardwalk does not anticipate demanding these funds during the next twelve months. The interest rate on intercompany demand notes is the three-month London Interbank Offered Rate (LIBOR) on the first day of each three-month period plus one percent and is compounded monthly.

Regulatory Accounting

The pipelines are regulated by the FERC. SFAS No. 71 requires that rate-regulated public utilities that meet certain specified criteria account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. Texas Gas applies SFAS No. 71. Therefore, certain costs and benefits are capitalized as regulatory assets and liabilities, respectively, based on expected recovery from customers or refund to customers in future periods. Gulf South does not apply SFAS No. 71. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

Boardwalk monitors the regulatory and competitive environment in which it operates to determine that its regulatory assets recorded at Texas Gas continue to be probable for recovery. If it were to determine that all or a portion of these regulatory assets no longer met the criteria for continued application of SFAS No. 71, that portion which was not recoverable would be written off, net of any regulatory liabilities which would be deemed no longer appropriate. The pipelines have various mechanisms whereby rates or surcharges are established and revenues are collected and recognized based on estimated costs. None of the regulatory assets as of December 31, 2004 and 2003 were earning a return.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recorded as regulatory assets and liabilities in the Consolidated Statements of Financial Position as of December 31, 2004 and 2003, are summarized as follows (shown in thousands):

	2004	2003
Regulatory Assets:
Pension, non current	$128	—
Income tax	6,526	$6,129
Unamortized debt expense and premium on reacquired debt	13,699	15,708
Post retirement benefits other than pension	32,374	34,892
Gas supply realignment costs	(432)	(152)

Total regulatory assets	$52,295	$56,577

Regulatory Liabilities:
Pension plan costs	—	$2,327
Fuel tracker	$917	5,266
System management/cashout tracker	77	5,424
Provision for asset retirement	29,700	28,002
Unamortized discount on long-term debt	(2,198)	(2,371)

Total regulatory liabilities	$28,496	$38,648

The table above includes amounts related to unamortized debt expense and unamortized discount on long-term debt. While these amounts are not regulatory assets and liabilities as defined by SFAS No. 71, they are a critical component of Texas Gas’ embedded cost of debt financing utilized in its rate proceedings. Certain amounts in the table are reflected as a negative, or a reduction, to be consistent with the manner in which Texas Gas records these items in its regulatory books of account.

Excise Taxes

Texas Gas and/or Gulf South may collect from customers certain excise taxes imposed by state or local governments upon customers. These amounts do not impact the Consolidated Statements of Operations and are accumulated as a liability until remitted to the state or local taxing authority.

Acquired Executory Contracts

As a result of the acquisition of Gulf South, Boardwalk acquired certain shipper contracts at fair value. The below market valuation of $14.9 million as of the date of the acquisition of Gulf South included $9.6 million as a component of other current liabilities and $5.3 million as a component of other liabilities and deferred credits. These credits will be amortized over the life of the associated shipper contracts ranging from 3 months to four years.

The following amounts are expected to be amortized to revenue (expressed in millions):

2005	$9.6
2006	4.0
2007	1.1
2008	0.2

Asset Retirement Obligations

Effective January 1, 2003, Boardwalk adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses accounting and reporting for legal asset retirement obligations associated with the

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

retirement of long-lived assets. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation during the period in which the liability is incurred, if a reasonable estimate of fair value can be made. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset.

Asset retirement obligations exist for certain of Boardwalk’s utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is not determinable with the degree of accuracy necessary to currently establish a liability for the obligations. Gulf South has identified a legal obligation associated with the abandonment of its offshore pipeline laterals. Pursuant to federal regulations, Gulf South has a legal obligation to plug and abandon pipelines and remove platforms once gas flow has ceased. At December 31, 2004, $3.3 million, representing the estimated fair value of that legal liability, is included in the accompanying Consolidated Statements of Financial Position as Asset retirement obligation.

Texas Gas’ depreciation rates for utility plant are approved by the FERC. The approved depreciation rates are comprised of two types; one based on economic service life (capital recovery) and one based on net costs of removal (negative salvage). Therefore, we accrue estimated net costs of removal of long-lived assets through negative salvage expense. Accordingly, we have collected a certain amount in rates representing estimated costs of removal, which do not represent a legal obligation. We have reclassified $29.7 million and $28.0 million as of December 31, 2004 and 2003 in the accompanying Consolidated Statements of Financial Position as Provision for other asset retirement.

Revenue Recognition

Revenues from the transportation of gas are recognized in the period the service is provided based on contractual terms and the related transported volumes. Texas Gas is subject to FERC regulations and, accordingly, certain revenues collected may be subject to possible refunds upon final orders in pending cases. Texas Gas records rate refund liabilities considering Texas Gas and third-party regulatory proceedings, advice of counsel and estimated total exposure, as discounted and risk weighted, as well as collection and other risks.

Retained fuel is a component of Gulf South’s tariff structure and is recognized at market prices in the month of retention. Revenue recognized from retained fuel for the year ended December 31, 2004 was immaterial.

Boardwalk has deferred revenue of $9.0 million at December 31, 2004 related to the fair value of prepaid park and loan services to be provided through 2005. Revenue deferred at year end will be recognized when the services are delivered. All deferred revenue as of December 31, 2004 will be recognized during 2005.

Repair and Maintenance Costs

The pipelines account for repair and maintenance costs under the guidance of FERC regulations, which is consistent with GAAP. The FERC identifies installation, construction and replacement costs that are to be capitalized. All other costs are expensed as incurred.

Capitalized Interest

The allowance for funds used during construction represents the cost of funds applicable to the regulated natural gas transmission plant under construction as permitted by FERC regulatory practices. The allowance for borrowed funds used during construction and capitalized interest on Texas Gas for the year ended December 31, 2004, for the post-TG-Acquisition and Predecessor periods in 2003 and the year ended December 31, 2002, was

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$0.3 million, $0.3 million, $0.0 million, and $0.9 million, respectively. The allowance for equity funds used during construction for the year ended December 31, 2004, Predecessor and post-TG-Acquisition periods in 2003 and the year ended December 31, 2002, was $0.8 million, $0.7 million, $0.2 million, and $2.4 million, respectively. The allowance for borrowed funds used during construction reduces interest expense and the allowance for equity funds is included in Miscellaneous other income within the Consolidated Statements of Operations.

Income Taxes

The accompanying consolidated financial statements reflect a Charge-in-lieu of income taxes subsequent to the acquisitions pursuant to GAAP and in recognition of the ratemaking allowed for such costs. The pipelines include an appropriate allowance for income taxes in cost of service and derivation of tariff rates and, accordingly, design their rates to recover such costs. Prior to the TG-Acquisition, the predecessor was included in the consolidated federal income tax return of Williams. It was Williams’ policy to charge or credit the predecessor with an amount equivalent to its federal income tax expense or benefit as if the predecessor filed a separate return.

For federal income tax reporting, Boardwalk is included in the consolidated federal income tax return of Loews Corporation. The tax sharing agreement with Loews requires Boardwalk to remit to Loews on a quarterly basis any charges-in-lieu of federal income tax due as if it were filing a separate return. Loews will remit to Boardwalk the value of any federal income tax losses or other benefit at such time that it would be able to utilize the benefit on a separate-return basis.

Deferred income tax is computed using the liability method and is provided on all temporary differences between the book basis and the tax basis of assets and liabilities.

Employee Stock Based Awards

Subsequent to the TG-Acquisition, stock-based awards were discontinued and all outstanding awards expired on November 17, 2003, no later than six months after the TG-Acquisition.

Prior to the TG-Acquisition, Williams’ employee stock-based awards were accounted for under Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Williams’ fixed plan common stock options generally did not result in compensation expense because the exercise price of the stock options equaled the market price of the underlying stock on the date of grant. The plans are described more fully in Note 5.

The following table illustrates the effect on net income if Boardwalk had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-based Compensation,” to stock-based compensation (expressed in thousands):

For the Year Ended December 31, 2002
Net income, as reported	$56,099
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	926

Pro forma net income	$55,173

Pro forma amounts for 2002 include compensation expense from Williams awards made in 2002 and 2001 and compensation expense from certain Williams awards made in 1999.

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The effects of applying SFAS No.123 to compute pro forma net income shown above may not be representative of the effects on reported net income. The fair value of each award was estimated using the Black-Scholes options pricing model. See Note 5 for the assumptions used in the calculation of fair value.

Cash flows from operating activities

Boardwalk and its predecessor use the indirect method to report cash flows from operating activities, which requires adjustments to net income to reconcile to net cash flows provided by operating activities.

Reclassifications

Certain reclassifications have been made in the 2003 and 2002 financial statements to conform to the 2004 presentation.

Note 3: Commitments and Contingencies

Regulatory and Rate Matters and Related Litigation

Storage Expansion Projects

Recent requests for additional storage capacity have exceeded the physical capabilities of Texas Gas’ system, thereby prompting Texas Gas to expand its storage facilities. On February 11, 2005, FERC issued a certificate of public convenience and necessity in Docket No. CP04-373 granting Texas Gas approval to begin expanding its western Kentucky storage complex for service beginning November 1, 2005. The project will cost an estimated $21.7 million, which will be funded by internally generated cash flows, and allow the additional withdrawal of 82,000 MMBtu per day.

Gulf South is developing a high-deliverability storage cavern at a leased facility located in Napoleonville, Louisiana that, when operational, is expected to add up to 6.0 Bcf of firm working gas capacity. This facility is expected to be in service and available for sale at market-based rates in the fourth quarter of 2008, subject to the operational requirements of the lessor. The project’s remaining cost is expected to be $1.0 million and will be funded by internally generated cash flows.

General Rate Case

At December 31, 2004, Boardwalk had no pending rate case proceedings and no associated rate refunds. Pursuant to the settlement of its last general rate case in FERC Docket No. RP00-260, Texas Gas is required to file a new general rate case with the FERC with rates to be effective no later than November 1, 2005. Gulf South currently has no requirements to file a general rate case.

FERC Order No. 2004 (Docket No. RM01-10)

On November 25, 2003, the FERC issued its Final Rule (Order No. 2004) establishing uniform “Standards of Conduct for Transmission Providers.” Order No. 2004 defines transmission providers as interstate natural gas pipelines and public utilities that own, operate, or control electric transmission facilities, adopts the same standards of conduct for all transmission providers, and, subject to certain exemptions, broadly defines energy affiliates to include any affiliate that engages in or is involved in transmission (gas or electric) transactions, or manages or controls transmission capacity, or buys, sells, trades, or administers natural gas or electric energy, or engages in financial transactions relating to the sale or transmission of natural gas or electricity. It adopts the “no conduit rule” for implementing information disclosure prohibitions, which is more flexible than the “automatic imputation rule”; prohibits Transmission Providers from sharing employees and information with its Energy Affiliates, including affiliated asset managers, and trading and financial affiliates; prohibits the sharing of

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employees and information across industries; and requires mandatory training for employees and the designation of a Chief Compliance Officer. Because Texas Gas has no sales function and no energy or marketing affiliates, Texas Gas filed a request for exemption from Order No. 2004 in Docket No. TS04-253. On September 20, 2004, the Commission issued an order granting Texas Gas’ request for an exemption. A third party requested a late intervention and rehearing of Texas Gas’ exemption request. On December 21, 2004, FERC issued Order No. 2004-C, clarifying its prior orders and denying the intervenor’s request for rehearing of the full exemption granted to Texas Gas. Texas Gas is thus currently exempt from compliance with Order No. 2004. Gulf South has implemented the Order on its system.

FERC Notice of Inquiry (Docket No. RM05-2-000)

On November 22, 2004, the FERC issued a Notice of Inquiry (Docket No. RM05-2-000) seeking comments on its policy regarding selective discounting by natural gas pipeline companies. Specifically, the FERC asked whether the Commission’s practice of permitting pipelines to adjust their ratemaking throughput downward in rate cases to reflect discounts given by pipelines for competitive reasons is appropriate when the discount is given to meet competition from another natural gas pipeline. Potential alternatives appear to include (1) leaving the current discount adjustment policy unchanged, (2) eliminating the discount adjustment for gas-on-gas competition, (3) increasing the burden of proof on pipelines to obtain a discount adjustment by eliminating the presumption applicable to non-affiliate discounts, (4) eliminating the discount adjustment relating to long-term contracts, (5) increasing pipeline reporting requirements or further stiffening the pipeline standards of conduct related to discounting, or (6) prohibiting all affiliate discounts. Comments were due to the Commission by January 31, 2005. Considering the wide array of possible outcomes to this matter, including the Commission making no change to its current policy, Boardwalk is currently unable to project the impact of this issue on either its financial condition or its results of operations, if any.

Fuel Filings

Texas Gas submits annual filings to the FERC to adjust its Fuel Retention Percentages, thereby allowing any under- or over-collections to be corrected by an adjustment in fuel rates. On August 30, 2004, Texas Gas submitted its Fuel Tracker Filing (Docket No. RP04-522) reflecting a slight increase in fuel rates for the annual period November 1, 2004 through October 31, 2005. On October 18, 2004, the FERC issued an order accepting these rates as filed.

Gulf South’s tariffs provide for a reimbursement of fuel equal to 1.6% of volumes transported. Docket No. RP05-76 provides for a specific reimbursement of lost and unaccounted for gas volumes exclusively on the Lake Charles system instead of the general reimbursement for 1.6% of volumes transported.

Pipeline Integrity

On November 5, 2004, the Chief Accountant of the FERC issued a proposed Accounting Release which provided guidance on accounting for pipeline assessment activities. If finalized, the Accounting Release would require an entity to recognize costs incurred in performing pipeline assessments that are a part of a pipeline integrity management program as maintenance expense. Boardwalk cannot predict the ultimate outcome of deliberations with respect to this proposed Accounting Release. However, management believes that the impact, if any, on its results of operations will be prospective in nature.

Environmental and Safety Matters

The pipelines are subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. Boardwalk accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

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During 2004, Texas Gas entered into agreements, or met with various state agencies, to address remediation issues primarily on a voluntary basis. As a result of these actions, Texas Gas increased the environmental accrual by $3.9 million during the fourth quarter of 2004. As of December 31, 2004 and 2003 respectively, Texas Gas had an accrued liability of approximately $4.1 million and $1.1 million for estimated probable costs associated with environmental assessment and remediation. In connection with the acquisition of Gulf South, an analysis of the environmental contamination and related remediation costs at sites owned and/or operated by Gulf South was conducted by a third party consultant (the “environmental consultant”), in conjunction with Boardwalk and Gulf South management, as a result of which Gulf South recorded a $12.8 million environmental accrual. Boardwalk is continuing to review and assess these matters and anticipates that this process will be completed by year-end 2005. The accruals recorded by Gulf South were based upon management’s review and analysis of the findings of the environmental consultant, including the assumptions underlying such findings. Those assumptions reflect management’s best estimate of the probable remediation costs based on the known levels of contamination and the historical experience of Boardwalk and the environmental consultant in remediating such contamination. The actual cost of remediation could be impacted by the discovery of additional contamination, including for example groundwater contamination, at one or more sites as a result of our ongoing due diligence review or additional information we uncover during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site. Management will adjust its estimates and the related accrual, as appropriate. We do not believe remediation at any individual environmental site or at all sites in the aggregate will have a material adverse impact on its future financial condition, results of operations or cash flows. There are no mandated claims and no expected recovery from third parties. We expect to complete our assessment by December 31, 2005.

The pipelines are also subject to the federal Clean Air Act (CAA) and the CAA Amendments of 1990 (Amendments) which added significant provisions to the existing federal CAA. The Amendments require the Environmental Protection Agency (EPA) to promulgate new regulations pertaining to mobile sources, air toxics, areas of ozone non-attainment, and acid rain. Texas Gas operates one facility in an area designated as non-attainment for the current ozone standard (eight-hour standard). Emission control modifications of compression equipment located at facilities required to comply with current federal CAA provisions, the Amendments, and State Implementation Plans for nitrogen oxide (NOx) reductions are estimated to cost $13.3 million by the end of 2005 and will be recorded as additions to property, plant and equipment as the facilities are added. If the EPA designates additional new non-attainment areas which impact operations, the cost of additions to property, plant and equipment is expected to increase; however, we are unable at this time to estimate with any certainty the cost of additions that may be required. Additionally, the EPA promulgated new rules regarding hazardous air pollutants in 2004, which will impose controls in addition to the measures described above. Three facilities will be affected by the new regulations at an estimated cost of $1.3 million. The effective compliance date for the hazardous air pollutants regulations and installation of associated controls is anticipated to be during 2007. Gulf South has assessed the impact of the CAA on its facilities and does not believe that it will have a material impact on the results of continuing operations.

In December 2003, the U.S. Department of Transportation Office of Pipeline Safety issued a final rule incorporating the requirements of the Pipeline Safety Improvement Act of 2002. The rule requires gas pipeline operators to develop integrity management programs for transmission pipelines that could affect high consequence areas (HCAs) in the event of pipeline failure. Pursuant to the rule, the pipelines were required by December 17, 2004 to identify HCAs on their systems and develop a written integrity management program providing for a baseline assessment and periodic reassessments to be completed within specified timeframes. The pipelines’ estimated costs to comply with the rule during the initial ten-year baseline period ending in 2012 will range from $80 to $100 million.

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Texas Gas considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be recoverable through base rates, as they are prudent costs incurred in the ordinary course of business and, therefore, no regulatory asset has been recorded to defer these costs. The actual costs incurred will depend on the actual amount and extent of contamination discovered, the final cleanup standards mandated by the EPA or other governmental authorities, and other factors.

Effective November 1, 1993, Texas Gas restructured its business to implement the provisions of FERC Order 636, which, among other things, required pipelines to unbundle their merchant role from their transportation services. FERC Order 636 also provided that pipelines should be allowed the opportunity to recover a portion of prudently incurred transition costs which, for Texas Gas, were primarily related to gas supply realignment (GSR) costs and unrecovered purchased gas costs.

In September of 1995, Texas Gas received FERC approval of a settlement agreement, which resolved all issues regarding Texas Gas’ recovery of GSR costs. Texas Gas paid approximately $76.0 million related to GSR costs and subsequently collected approximately $68.0 million, plus interest, from its customers.

GSR collections pursuant to the settlement ended in 2004. On November 19, 2004, Texas Gas filed a final GSR reconciliation report with the FERC and revised tariff sheets to remove the GSR recovery mechanism from its rates. On December 10, 2004, the FERC issued a letter order accepting the report. As a result, Texas Gas recognized $3.3 million of revenue and a $1.8 million expense adjustment related to the settlement during the fourth quarter of 2004. Texas Gas will also be required to refund approximately $0.4 million to customers during the first half of 2005.

Legal Proceedings

In the TG-Acquisition purchase agreement, Williams agreed to indemnify Boardwalk for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, these previously disclosed matters:

•	Litigation filed by Jack Grynberg alleging that approximately 300 energy companies, including Texas Gas, had violated the False Claims Act in connection with the measurement, royalty valuation, and purchase of hydrocarbons;

•	A nationwide class action lawsuit against pipeline and gathering companies, including Texas Gas, for alleged mismeasurement techniques resulting in the underpayment of royalties; and

•	A claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky seeking unspecified damages related to this claim. Oral arguments on this claim will be heard April 1, 2005.

As a result, Williams is defending these actions on behalf of Boardwalk and Texas Gas. Because Williams has retained responsibility for these claims, they are not expected to have a material effect upon Boardwalk’s future financial condition or results of operations.

Napoleonville Salt Dome Matter

On or about December 24, 2003, a natural gas leak was observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and has since ceased using these storage caverns. Two

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class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South by local residents and businesses. Gulf South intends to vigorously defend each of these actions.

Gulf South has incurred $32.2 million for remediation costs and legal fees since the date of the incident. At December 31, 2004, Gulf South accrued $2.5 million in other liabilities related to this incident. In 2005, Gulf South anticipates incurring an additional $4.8 million in incident-related expenses, primarily for legal expenses. The total range of loss related to this incident cannot be estimated at December 31, 2004. Gulf South has made demand for reimbursement from its insurance carriers and in November 2004 received $10.5 million for reimbursement of remediation and non-litigation expenses, and in January 2005 received $4.2 million for the reimbursement of natural gas loss which was included in other receivable at December 31, 2004. Gulf South will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date its insurance carriers have neither accepted nor rejected those additional claims. In connection with the GS-Acquisition, Gulf South has agreed to remit to EKLP all insurance proceeds received in reimbursement of amounts related to this event that were incurred and paid prior to the date of the GS-Acquisition and for any adjustments in the final net working capital schedule.

Other Legal Matters

Boardwalk is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on its financial position or results of operations.

Lease Commitments

Boardwalk has various operating lease commitments extending through the year 2008 covering storage facilities, offices and other equipment. Rent expense was immaterial for 2004. Minimum future commitments related to these items at December 31, 2004, are as follows (in millions):

2005	$2.6
2006	2.6
2007	1.9
2008	1.0

Total	$8.1

Commitments for Construction

Boardwalk has commitments for construction and acquisition of property, plant and equipment of approximately $34.8 million at December 31, 2004, of which $33.5 million and $1.3 million are expected to be expended in 2005 and 2006, respectively.

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Note 4: Financing

Long-term debt issues were outstanding as follows (expressed in thousands):

	December 31,
	2004	2003
Boardwalk Pipelines, LLC
5.200% Notes due 2018	$185,000	$185,000
3.295% Interim Term Loan	575,000	—
Texas Gas Transmission, LLC
8.625% Notes due 2004	—	17,285
7.250% Debentures due 2027	100,000	100,000
4.600% Notes due 2015	250,000	250,000

	1,110,000	552,285
Unamortized debt discount	(3,865)	(4,170)
Current portion of long-term debt	—	(17,277)

Total long-term debt	$1,106,135	$530,838

Boardwalk’s debentures and notes have restrictive covenants which provide that, with certain exceptions, neither Boardwalk nor any subsidiary may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. Boardwalk relies on distributions and advances from Texas Gas and Gulf South to fulfill its debt obligations. All its obligations are unsecured.

On May 16, 2003, Texas Gas borrowed $275 million (TG-Interim Loan) at 2.6% per annum and advanced the proceeds to Boardwalk under an interest bearing promissory note. On May 28, 2003, Texas Gas sold $250 million principal amount of its 4.60% notes due 2015, at a discount (effective rate of 4.77%). Concurrently, Boardwalk sold $185 million principal amount of its 5.20% notes due 2018, at a discount (effective rate of 5.40%) and used the proceeds to repay advances to Texas Gas. Texas Gas used the proceeds from the sale of its 4.60% notes together with the proceeds received from Boardwalk to repay the TG-Interim Loan, to repay $132.7 million principal amount of its outstanding $150 million aggregate principal amount of 8.625% notes due April 2004, plus accrued interest and premium. In March 2004, Texas Gas repaid the balance of the notes upon final maturity with available cash.

In December of 2004, Boardwalk borrowed $575.0 million as an interim term loan in connection with its acquisition of Gulf South. In January of 2005, Boardwalk issued $300.0 million principal amount of 5.50% notes due 2017 and Gulf South issued $275.0 million principal amount of 5.05% notes due 2015. The proceeds from these notes, together with available cash, were used to repay the interim loan, which is shown as Long term debt in the Consolidated Statements of Financial Position and as proceeds from long-term debt in the Consolidated Statements of Cash Flows.

Note 5: Employee Benefits

Retirement Plan

Substantially all of Texas Gas’ employees are covered under a non-contributory, defined benefit retirement plan (Retirement Plan) offered by Texas Gas. Texas Gas’ general funding policy is to contribute amounts deductible for federal income tax purposes. Due to its fully funded status, Texas Gas has not been required to fund the Retirement Plan since 1986.

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As a result of the TG-Acquisition, Texas Gas recognized $24.9 million of previously unrecognized market losses and prior service costs reducing its prepaid pension asset and corresponding regulatory liability. To the extent its pension plan is overfunded, Texas Gas is required to record an offsetting regulatory liability since its ratepayers would be the beneficiaries of any overfunded pension assets if the pension plan were ever terminated. Texas Gas uses a measurement date of December 31 for its pension plan. The fair value of pension plan assets equals the actual market value at the end of the reported periods. The following table presents the changes in benefit obligations and plan assets for pension benefits for the periods indicated. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the Consolidated Statements of Financial Position at December 31 of each year indicated (expressed in thousands).

	For the year ended December 31, 2004	For the period May 17, 2003 through December 31, 2003	For the period January 1, 2003 through May 16, 2003
Change in benefit obligation:
Benefit obligation at beginning of period	$90,719	$87,829	$93,655
Service cost	3,516	2,075	1,631
Interest cost	5,582	3,243	2,223
Actuarial (gain) loss	6,373	64	(6,424)
Benefits paid	(2,717)	(2,492)	(3,256)

Benefit obligation at end of period	$103,473	$90,719	$87,829

Change in plan assets:
Fair value of plan assets at beginning of period	$89,302	$91,288	$93,778
Actual return on plan assets	6,471	506	766
Benefits paid	(2,717)	(2,492)	(3,256)

Fair value of plan assets at end of period	$93,056	$89,302	$91,288

Funded status	$(10,417)	$(1,417)
Unrecognized net actuarial loss	10,289	3,744

Net amount recognized	$(128)	$2,327

Amounts recognized in the Consolidated Statements of Financial Position consist of:

	Pension Benefits
	December 31, 2004	December 31, 2003
Prepaid benefit cost	$—	$2,327
Accrued benefit liability	(128)	—

Net amount recognized	$(128)	$2,327

Accumulated Benefit Obligation (ABO)	$81,376	$68,344

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Net pension benefit expense consists of the following:

	For the Year Ended December 31, 2004	For the period May 17, 2003 through December 31, 2003	For the period January 1, 2003 through May 16, 2003	For the Year Ended December 31, 2002
Components of net periodic pension expense:
Service cost	$3,516	$2,075	$1,631	$4,334
Interest cost	5,582	3,243	2,223	6,668
Expected return on plan assets	(6,644)	(4,186)	(3,278)	(10,598)
Amortization of prior service credit	—	—	(478)	(1,270)
Special termination benefit cost	—	—	—	3,458
Settlement charge	—	—	—	4,609
Regulatory asset accrual	(2,454)	(1,132)	(98)	(7,201)

Net periodic pension expense	$—	$—	$—	$—

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (expressed in thousands):

Retirement Plan
2005	$2,228
2006	2,806
2007	3,427
2008	4,598
2009	6,337
Years 2010 through 2014	53,750

Texas Gas’ pension plan weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	2004	2003
Debt securities	67.0%	25.5%
Equity securities	29.7%	71.5%
Cash and other	3.3%	3.0%
Total	100.0%	100.0%

Texas Gas employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

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Weighted-average assumptions used to determine benefit obligations for the periods indicated:

	December 31, 2004	December 31, 2003
Discount rate	5.88%	6.25%
Rate of compensation increase	5.50%	5.50%

Weighted-average assumptions used to determine net periodic benefit cost for the periods indicated:

	For the Year Ended December 31, 2004	For the period May 17, 2003 through December 31, 2003	For the period January 1, 2003 through May 16, 2003	For the Year Ended December 31, 2002
Discount rate	6.25%	6.00%	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%	8.50%	8.50%
Rate of compensation increase	5.50%	5.25%	5.00%	5.00%

Other than Supplemental Retirement Plan (SERP) costs, Texas Gas recognizes expense concurrent with the recovery in rates. Since Texas Gas’ Retirement Plan is fully funded, Texas Gas is not currently recovering any amounts through rates and does not anticipate contributing to the pension plan during 2005. SERP expenses recognized by Texas Gas were: less than $0.1 million in 2004, $0.1 million post-TG-Acquisition 2003, $1.2 million Predecessor 2003 and $1.1 million in 2002.

Postretirement Benefits Other than Pensions

Prior to the TG-Acquisition, Texas Gas’ Postretirement Benefits Other than Pensions was part of a multi-employer plan under Williams; however, for regulatory purposes Texas Gas’ liabilities and plan assets were accounted for separately. After the TG-Acquisition, Texas Gas’ Postretirement Benefits Other than Pension were segregated from Williams and are no longer considered a multi-employer plan.

Texas Gas provides life insurance and health care plans which accords postretirement medical benefits to retired employees who were employed full time, hired prior to January 1, 1996, and have met certain other requirements. They made contributions to this plan in the amount of $5.3 million during 2004, $2.7 million during the post-TG-Acquisition and $2.7 million during the Predecessor periods in 2003 and $5.4 million in 2002. Texas Gas’ latest settled rate case with the FERC (Docket No. RP00-260) allows recovery of $5.3 million annually, including amortization of previously deferred postretirement benefit costs and as such, Texas Gas anticipates contributing $5.3 million to its other postretirement benefit plan during 2005. Net postretirement benefit expense related to Texas Gas’ participation in the Williams’ plan is $2.6 million for the 2003 Predecessor period and $5.3 for 2002, including $2.0 million and $3.6 million of amortization of a regulatory asset, respectively. The regulatory asset represents unrecovered costs from prior years, including the unamortized transition obligation under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” which was recognized at the date of the Williams acquisition in 1995. This asset is being amortized concurrently with the recovery of these costs through rates. As a result of the TG-Acquisition, Texas Gas recognized $7.7 million of previously unrecognized market losses and prior service costs during 2003. This amount was recorded as a regulatory asset for recovery through rates.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Act) was signed into law. Texas Gas adopted the guidance issued by the FASB in FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” (FASB Staff Position 106-2) in the third quarter of 2004. FASB Staff Position 106-2 results in recognition of lower postretirement benefits other than pensions costs to reflect prescription drug-related federal subsidies to be received under the Medicare Act. Texas Gas and its actuarial advisors determined that

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benefits provided by its plan as of January 1, 2004, were at least actuarially equivalent to Medicare Part D, and, accordingly, Texas Gas will be entitled to the subsidy provided in the Medicare Act. As a result of the Medicare Act, Texas Gas’ accumulated postretirement benefit obligation as of January 1, 2004 was reduced by $8.3 million. The effect of the subsidy on the measurement of net periodic postretirement benefit costs was not material.

Texas Gas uses a measurement date of December 31 for its postretirement benefits other than pensions. Postretirement Benefits Other than Pensions since the date of TG-Acquisition are as follows (expressed in thousands):

Postretirement Life Insurance and Health Care Benefits

	For the year ended December 31, 2004	For the period May 17, 2003 through December 31, 2003
Change in benefit obligation (PBO):
Benefit obligation at beginning of period	$105,036	$105,966
Service cost	2,095	1,460
Interest cost	5,912	3,836
Plan participants’ contributions	1,044	815
Actuarial loss (gain)	17,480	(3,906)
Benefits paid	(5,968)	(3,135)

Benefit obligation at end of year	125,599	105,036

Change in plan assets:
Fair value of plan assets at beginning of period	71,717	70,227
Actual return on plan assets	4,837	1,125
Employer contributions	4,869	2,685
Plan participants’ contributions	1,044	815
Benefits paid	(5,968)	(3,135)

Fair value of plan assets at end of year	76,499	71,717

Funded status	(49,100)	(33,319)
Unrecognized net actuarial loss (gain)	15,927	(2,034)

Net amount recognized	$(33,173)	$(35,353)

Amounts recognized in the Statement of Financial Position consist of:
Accrued benefit liability	$(33,173)	$(35,353)

Net amount recognized	$(33,173)	$(35,353)

Weighted-average assumptions used to determine PBO:
Discount rate	5.875%	6.25%
FAS 106 Expense for the Year:
Service cost	$2,096	$1,460
Interest cost	5,912	3,836
Amortization of net loss (gain)	(66)	—
Expected return on plan assets	(5,252)	(2,998)

Total	$2,690	$2,298

Weighted-average assumptions used to determine FAS 106 expense:
Discount rate	5.875%	6.00%
Return on assets for medical/life	7.50% /5.00%	7.50% /5.00%

For 12/31/2004 measurement purposes, health care costs for the plans were assumed to increase 9.50% for 2005-2006 grading down to 5.00% in 0.5% annual increments for non-Medicare eligibles and 11.5% grading down to 5.00% in 0.5% annual increments for Medicare eligibles. For 12/31/2003 measurement purposes, health care costs for the plans were assumed to increase 9.00% pre-65 and 11.00% post-65, grading to 5.00% in 0.5% increments pre-65 and post-65 per annum.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Postretirement Life Insurance and Health Care Benefits

2005	$5,401
2006	5,293
2007	5,600
2008	5,945
2009	6,267
2010 - 2014	36,982

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2004	2003
Effect of 1% Increase:
Benefit obligation at end of year	$18,077	$16,323
Total of service and interest costs for year	1,352	1,586

Effect of 1% Decrease:
Benefit obligation at end of year	(14,670)	(12,679)
Total of service and interest costs for year	(1,078)	(1,217)

Texas Gas’ benefits other than pensions weighted-average asset allocations at December 31, 2004 and 2003, by asset category are as follows:

	2004	2003
Fixed income	94.7%	86.0%
Cash and other	5.3%	14.0%

Total	100.00%	100.00%

Texas Gas benefits other than pensions investments employs a total return approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

Stock-Based Compensation

Subsequent to the TG-Acquisition, Texas Gas had no stock-based compensation. Prior to the TG-Acquisition, Williams had several plans providing for common-stock-based awards to its employees and employees of its subsidiaries. The plans permitted the granting of various types of awards including, but not limited to, stock options, stock appreciation rights, restricted stock and deferred stock. Awards may have been granted for no consideration other than prior and future services or based on certain financial performance targets being achieved. The purchase price per share for stock options and the grant price for stock appreciation rights could not be less than the market price of the underlying stock on the date of grant. Stock options generally became exercisable in one-third increments each year from the anniversary of the grant or after three or five years, subject to accelerated vesting if certain future stock prices or if specific financial performance targets were achieved. Due to the TG-Acquisition, all Williams’ stock options outstanding at December 31, 2002, issued to Texas Gas employees expired on November 17, 2003, six months after the TG-Acquisition.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of stock options previously granted to employees of Texas Gas under the plans is shown in the following table (options in thousands):

	2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding—beginning of year	2,023	$20.96	1,737	$26.39
Granted	—	—	575	6.08
Exercised	—	—	(6)	(9.83)
Forfeited/expired	(2,023)	—	(48)	8.23
Employee transfers, in	—	—	63	25.16
Employee transfers, out	—	—	(298)	27.14

Outstanding—end of year	—	$—	2,023	$20.96

Exercisable at year end	—	$—	1,370	$26.04

The estimated fair value at date of grant of stock options granted to employees of Texas Gas for 2002 using the Black-Scholes option-pricing model, is as follows:

2002
Weighted-average grant date fair value of options for Williams common stock granted during the year:	$2.77
Assumptions:
Dividend yield	1.0%
Volatility	56.0%
Risk-free interest rate	3.6%
Expected life in years	5.0

Defined Contribution Plans

Texas Gas and Gulf South maintain various defined contribution plans covering substantially all employees. Costs related to these plans were $2.6 million in 2004, $1.0 million in 2003 Predecessor, $1.6 million post-TG-Acquisition, and $4.4 million in 2002.

Note 6: Income Tax

Following is a summary of the provision for income taxes and charge-in-lieu of income taxes for the periods ended December 31, 2004, 2003 and 2002 (expressed in thousands):

	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003	For the Year Ended December 31, 2002
Current benefit:
Federal	$(9,131)	$(4,141)	$14,234	$(1,867)
State	(1,964)	(717)	2,659	(401)

	(11,095)	(4,858)	16,893	(2,268)

Deferred provision:
Federal	35,803	17,666	4,522	32,373
State	7,625	2,296	972	6,542

	43,428	19,962	5,494	38,915

Net provision for income taxes			$22,387	$36,647

Net charge-in-lieu of income tax	$32,333	$15,104

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliations from the (charge-in-lieu of) income tax provision at the statutory rate to its income tax provisions are as follows (expressed in thousands):

	For the Year Ended December 31, 2004	For the Period May 17, 2003 through December 31, 2003	For the Period January 1, 2003 through May 16, 2003	For the Year Ended December 31, 2002
Provision at statutory rate	$28,405	$13,145	$19,901	$32,461
Increases in taxes resulting from:
State income taxes	3,680	1,709	2,587	3,991
Other, net	248	250	(101)	195

Net provision for income taxes			$22,387	$36,647

Charge-in-lieu of Income taxes	$32,333	$15,104

Significant components of deferred income tax liabilities and assets as of December 31, 2004 and 2003, are as follows (expressed in thousands):

	December 31,
	2004	2003
Deferred tax assets:
Property, plant and equipment	$93,498	$134,602
Accrued payroll, pension and other benefits	14,018	15,579
Deferred income	1,086	748
Net operating loss carryover	16,216	5,030
Other assets	3,370	8,464

Total deferred tax assets	128,188	164,423

Deferred tax liabilities:
Storage Gas	65,568	65,568
Unamortized Debt Expense	3,133	3,519
Other	184	2,246

Total deferred tax liabilities	68,885	71,333

Net deferred tax assets	$59,303	$93,090

As set forth above, the accompanying consolidated financial statements reflect a net deferred tax asset resulting from the tax basis allocation and the 338(h)(10) election completed as part of the TG-Acquisition. Based on Boardwalk’s estimates of future taxable income, it believes that no valuation reserve is required. Boardwalk also has estimated net operating loss carryforwards of $41.0 million and $14.8 million, at December 31, 2004 and 2003, respectively, which will expire in 2023 and 2024. Boardwalk anticipates the utilization of these carryforwards and has provided for the benefit in the consolidated financial statements. The financial statements also reflect a purchase price allocation for the acquisition of Gulf South. Accordingly, the table above reflects only temporary differences for Gulf South arising from the date of acquisition primarily reflecting the benefit of accumulated tax depreciation.

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7: Financial Instruments

The following methods and assumptions were used in estimating its fair-value disclosures for financial instruments:

Cash and Cash Equivalents: For cash and short-term financial assets and liabilities, the carrying amount is a reasonable estimate of fair value due to the short maturity of those instruments.

Derivatives: For a discussion of Boardwalk’s derivatives, see Note 2 herein.

Advances to Affiliates: Advances to affiliates, which are represented by demand notes, earn a variable rate of interest, which is adjusted regularly to reflect current market conditions. Therefore, the carrying amount is a reasonable estimate of fair value. The interest rate on intercompany demand notes is LIBOR on the first day of each three-month period plus one percent and is compounded monthly.

Long-Term Debt: All of Boardwalk’s long-term debt is publicly traded, except for interim financing obtained in connection with the GS-Acquisition; therefore, estimated fair value is based on quoted market prices at December 31, 2004 and 2003. The carrying value of this $575.0 million interim financing obtained in December 2004 relating to the GS-Acquisition approximates fair value.

The carrying amount and estimated fair values of its financial instruments as of December 31, 2004 and 2003 are as follows (expressed in thousands):

	2004		2003
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$16,518	$16,518	$19,171	$19,171
Advances to affiliates	41,812	41,812	4,334	4,334

Financial Liabilities
Long-term debt	$1,106,135	$1,105,411	$530,838	$521,018

Note 8: Major Customers and Transactions with Affiliates

Major Customers

Operating revenues received from the major customers (expressed in thousands) and its percentage of revenues were:

	For the Year Ended December 31, 2004		For the Period May 17, 2003 through December 31, 2003		For the Period January 1, 2003 through May 16, 2003		For the Year Ended December 31, 2002
Customer	Revenue	%	Revenue	%	Revenue	%	Revenue	%
ProLiance	$56,742	21.53%	$28,110	19.68%	$22,157	19.53%	$48,510	18.19%
Atmos	$28,569	10.84%	$16,208	11.35%	$13,318	11.74%	$31,771	11.91%

Related Parties

Boardwalk makes advances to Holding Corp. The advances due Boardwalk by Holding Corp. at December 31, 2004, were $41.8 million and $4.3 million at December 31, 2003. Loews also has a policy of charging its subsidiary companies for management services provided by Loews. For the year ended December 31, 2004, Boardwalk was charged $6.9 million and for the period after the TG-Acquisition in 2003, it was

BOARDWALK PIPELINES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

charged $3.3 million by Loews for management services. Williams also had a policy of charging its subsidiary companies for management services provided by the parent company and other affiliated companies. Amounts charged to expense relative to management services by Williams and included in the accompanying Predecessor financial statements were $5.4 million prior to the TG-Acquisition in 2003 and $12.2 million in 2002. During 2002, Texas Gas leased office space to Southern Star Central Corp. (Central), which was considered an affiliate at that time. The net amount charged to Central through November 15, 2002, was $9.5 million.

Amounts applicable to transportation for affiliates included in its gas transportation revenues for the Predecessor period are as follows (expressed in thousands):

	For the Period January 1, 2003 through May 16, 2003	For the Year Ended December 31, 2002
Williams Energy Services Co.	$292	$3,723
Transcontinental Gas Pipe Line Corp.	1,670	4,406

Total transportation for affiliates	$1,962	$8,129

Note 9: Selected quarterly financial data (unaudited)

Boardwalk’s operating income may vary by quarter. Based on the current rate structure, the pipelines experience higher income in the first and fourth quarters as compared to the second and third quarters. The following tables summarize selected quarterly financial data for 2004 and 2003 for Boardwalk (expressed in thousands):

	2004 For the Quarter Ended
	December 31	September 30	June 30	March 31
Operating revenues	$79,089	$46,920	$51,925	$85,673
Operating expenses	44,367	38,068	36,308	35,145

Operating income	34,722	8,852	15,617	50,528

Interest expense	7,276	7,276	7,417	7,760
Other income, net	367	254	242	305

Income before income taxes	27,813	1,830	8,442	43,073
Charge in lieu of income taxes	11,032	813	3,458	17,030

Net income	$16,781	$1,017	$4,984	$26,043

	2003
	Post-TG Acquisition			Predecessor
	For the Quarter Ended December 31	For the Quarter Ended September 30	For the Period May 17 through June 30	For the Period April 1 through May 16	For the Quarter Ended March 31
Operating revenues	$74,888	$45,005	$22,967	$29,306	$84,141
Operating expenses	36,555	33,919	15,836	19,073	32,835

Operating income	38,333	11,086	7,131	10,233	51,306

Interest expense	7,825	7,774	3,769	2,510	4,882
Other income (expense), net	345	(82)	110	1,038	1,676

Income before income taxes	30,853	3,230	3,472	8,761	48,100
Provision for income taxes	—	—	—	3,297	19,090

Charge-in-lieu of income taxes	12,201	1,563	1,340	—	—

Net income	$18,652	$1,667	$2,132	$5,464	$29,010

BOARDWALK PIPELINES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Thousands of Dollars)

(Unaudited)

	June 30, 2005	December 31, 2004
ASSETS
Current Assets:
Cash and cash equivalents	$49,473	$16,518
Receivables, net:
Trade	36,823	45,662
Other	3,552	26,978
Gas Receivables:
Transportation and exchange	25,855	34,294
Storage	6,219	13,948
Inventories	15,276	14,182
Costs recoverable from customers	2,705	2,611
Deferred income taxes	741	13,384
Gas stored underground	4,040	3,534
Prepaid expenses and other current assets	10,296	7,231

Total current assets	154,980	178,342

Property, Plant and Equipment:
Natural gas transmission plant	1,713,321	1,676,729
Other natural gas plant	217,517	215,195

	1,930,838	1,891,924

Less—Accumulated depreciation and amortization	83,804	49,801

Property, plant and equipment, net	1,847,034	1,842,123

Other Assets:
Goodwill	163,474	163,474
Gas stored underground	140,949	130,241
Deferred income taxes	25,026	46,206
Costs recoverable from customers	38,145	35,984
Advances to affiliates, non-current	62,664	41,812
Other	14,943	14,327

Total other assets	445,201	432,044

Total Assets	$2,447,215	$2,452,509

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Thousands of Dollars)

(Unaudited)

	June 30, 2005	December 31, 2004
LIABILITIES AND EQUITY
Current Liabilities:
Payables:
Trade	$9,157	$21,135
Affiliates	342	1,659
Other	4,765	6,251
Gas Payables:
Transportation and exchange	27,012	25,422
Storage	27,392	28,296
Accrued taxes other	15,876	10,523
Accrued interest	18,924	5,241
Accrued payroll and employee benefits	22,696	25,796
Other current liabilities	21,791	37,733

Total current liabilities	147,955	162,056

Long – Term Debt	1,100,886	1,106,135

Other Liabilities and Deferred Credits:
Postretirement benefits	27,693	28,001
Asset retirement obligation	3,094	3,254
Provision for other asset retirement	31,765	29,700
Other	30,021	30,436

Total other liabilities and deferred credits	92,573	91,391

Member’s Equity:
Paid-in capital	1,078,335	1,071,651
Retained earnings	27,838	21,276
Accumulated other comprehensive loss	(372)	—

Total member’s equity	1,105,801	1,092,927

Total Liabilities and Equity	$2,447,215	$2,452,509

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars)

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Operating Revenues:
Gas transportation	$240,511	$133,369
Gas storage	19,569	2,589
Other	8,299	1,640

Total operating revenues	268,379	137,598

Operating Costs and Expenses:
Operation and maintenance	67,773	20,093
Administrative and general	37,979	26,299
Depreciation and amortization	35,059	16,731
Taxes other than income taxes	14,559	8,330

Total operating costs and expenses	155,370	71,453

Operating Income	113,009	66,145

Other (Income) Deductions:
Interest expense	29,665	15,177
Interest income from affiliates	(957)	(61)
Miscellaneous other income, net	(1,334)	(486)

Total other deductions	27,374	14,630

Income before income taxes	85,635	51,515

Charge-in-lieu of income taxes	34,073	20,488

Net Income	$51,562	$31,027

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
OPERATING ACTIVITIES:
Net income	$51,562	$31,027
Adjustments to reconcile to cash provided by (used in) operations:
Depreciation and amortization	35,059	16,731
Amortization of acquired executory contracts	(6,043)	—
Provision for deferred income taxes	41,436	23,830
Changes in operating assets and liabilities:
Receivables	44,390	20,550
Inventories	(1,094)	(876)
Affiliates	(1,317)	(45)
Other current assets	(3,665)	3,283
Accrued income taxes	(7,370)	(3,339)
Payables and accrued liabilities	(10,917)	(16,862)
Other, including changes in noncurrent assets and liabilities	(17,661)	(303)

Net cash provided by operating activities	124,380	73,996

INVESTING ACTIVITIES:
Capital expenditures, net	(33,018)	(6,958)
Proceeds from sales and salvage values, net of costs of removal	6,392	(53)
Advances to affiliates	(20,852)	(3,506)

Net cash used in investing activities	(47,478)	(10,517)

FINANCING ACTIVITIES:
Proceeds from long-term debt	569,369	—
Payment of long-term debt	(575,000)	(17,285)
Dividends paid	(45,000)	(30,000)
Capital contribution from parent	6,684	—

Net cash used in financing activities	(43,947)	(47,285)

Increase in cash and cash equivalents	32,955	16,194

Cash and cash equivalents at beginning of period	16,518	19,171

Cash and cash equivalents at end of period	$49,473	$35,365

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINES, LLC

CONDENSED CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY

(Thousands of Dollars)

(Unaudited)

	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income
Balance, Member’s Equity, December 31, 2004	$1,071,651	$21,276

Add (deduct):
Capital Contribution	6,684
Net income	—	51,562		$51,562
Dividends paid	—	(45,000)		—
Other comprehensive income, net of tax	—	—	$(372)	(372)

Balance, Member’s Equity, June 30, 2005	$1,078,335	$27,838	$(372)	$51,190

The accompanying notes are an integral part of these condensed consolidated financial statements.

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1: Corporate Structure

Boardwalk Pipelines, LLC (Boardwalk) is a holding company engaged, through its subsidiaries, in the operation of interstate natural gas transmission pipeline systems. Boardwalk includes Texas Gas Transmission, LLC (Texas Gas), and Gulf South Pipeline Company, LP (Gulf South), acquired in December of 2004 (GS-Acquisition). Boardwalk has no significant assets or operations other than its investments in Texas Gas and Gulf South. Boardwalk is wholly owned by Boardwalk Pipelines Holding Corp. (Holding Corp). Holding Corp is a wholly owned subsidiary of Loews Corporation (Loews). These notes refer to Boardwalk and its wholly owned subsidiaries, Texas Gas and Gulf South, unless otherwise noted.

Basis of Presentation

The accompanying condensed consolidated financial statements of Boardwalk were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 2005 and December 31, 2004 and the Condensed Consolidated Statements of Operations for the three and six months ended June 30, 2005 and 2004 and Condensed Consolidated Statements of Member’s Equity and changes in cash flows for the six months ended June 30, 2005 and 2004.

The accompanying condensed consolidated financial statements reflect the purchase price allocation resulting from the GS-Acquisition. A preliminary allocation of the purchase price was assigned to the assets and liabilities of Gulf South, based on their estimated fair values in accordance with GAAP. This allocation is subject to adjustment for resolution of certain preacquisition contingencies and the completion of certain analyses and appraisals during 2005, including issues ultimately associated with tax basis allocations. As discussed in Note 2 herein, Gulf South does not apply the provisions of SFAS No. 71. Accordingly, the preliminary purchase price allocation does not necessarily consider the book value of assets and liabilities to be the fair value of those respective assets and liabilities.

The GS-Acquisition was treated as an acquisition of assets for income tax purposes and, accordingly, Boardwalk has tax basis in the acquired net assets approximately equal to the respective acquisition price. Differences between the new allocated purchase price for book and income tax are established as part of the purchase price allocation.

Adjustments may be made to the Texas Gas purchase price allocation pending possible revisions to the tax basis of assets and liabilities assumed by Boardwalk consistent with the provisions of Emerging Issues Task Force No. 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination.

The following unaudited pro forma financial information is presented as if Gulf South had been acquired as of the beginning of the period presented. The pro forma amounts include certain adjustments, including depreciation expense based on the allocation of purchase price to property, plant and equipment; adjustment of interest expense to reflect the issuance of debt by Gulf South and Boardwalk; and the related tax effects of these items.

For the Six Months Ended June 30, 2004
(in thousands)
Operating revenues	$258,756
Income before income taxes	57,785
Net income	34,818

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

The pro forma information does not necessarily reflect the actual results that would have occurred had the companies been combined during the periods presented, nor is it necessarily indicative of future results of operations.

Note 2: Accounting Policies

Principles of Consolidation

The consolidated Boardwalk financial statements include the accounts of Boardwalk and its wholly owned subsidiaries, Texas Gas and Gulf South, after elimination of inter-company transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. On an ongoing basis, Boardwalk evaluates its estimates, including those related to revenues subject to refund, bad debts, materials and supplies obsolescence, investments, intangible assets, goodwill, property and equipment and other long-lived assets, charge in lieu of income taxes, workers’ compensation insurance, pensions and other post-retirement and employment benefits and contingent liabilities. It bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Gas in Storage and Gas Receivables/Payables

Boardwalk owns underground gas in storage which is utilized for system management and operational balancing, as well as for certain tariff services including firm, interruptible and no-notice storage services and parking and lending services. Consistent with the above, certain of these volumes are necessary to provide for storage services which allow third parties to store their own natural gas in the pipelines’ underground facilities. Additionally, in the course of providing transportation and storage services to customers, the pipelines may receive different quantities of gas from shippers and operators than the quantities delivered on behalf of those shippers and operators. Transportation or contractual imbalances are repaid or recovered in cash or through the receipt or delivery of gas in the future. Settlement of imbalances requires agreement between the pipeline and shippers or operators as to allocations of volumes to specific transportation contracts and timing of delivery of gas based on operational conditions.

The accompanying condensed consolidated financial statements reflect the balance of underground gas in storage, as well as the resulting activity relating to the services and balancing activities described above. Gas stored underground includes natural gas volumes owned by the pipelines, reduced by certain operational encroachments upon that gas. Since Texas Gas’ rates are regulated by the Federal Energy Regulatory Commission (FERC), in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation, Texas Gas records Gas stored underground at historical cost. For Gulf South, the carrying value of noncurrent Gas stored underground, exclusive of operational encroachments, is recorded at historical cost including certain purchase accounting adjustments required by GAAP. Current Gas stored underground represents retained fuel and excess working gas at Gulf South which is available for resale and is valued at the lower of weighted-average cost or market. Retained Fuel is a component of Gulf South’s tariff structure and is recognized as revenue at market prices in the month of retention. Fuel can be retained from customers in kind or paid by customers in cash.

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Gas receivables and payables represent certain amounts attributable to balancing and tariff services associated with the storage services. As discussed above, imbalances arise in the normal course of providing transportation and storage services to customers. Gas receivables and payables include volumes receivable from or payable to third parties in connection with the imbalance activity. For Texas Gas, these amounts are valued at the historical value of gas in storage, consistent with the regulatory treatment and the settlement history. For Gulf South, these receivables and payables are valued at market prices in the month of retention.

Gas receivables and payables also reflects certain amounts of customer-owned gas at the Texas Gas facilities. Consistent with regulatory treatment prescribed by the FERC as a result of risk of loss provisions included in its tariff, Texas Gas reflects an equal and offsetting receivable and payable for certain customer-owned gas in its facilities for certain storage and related services. This amount was valued at the historical cost of gas, consistent with other Texas Gas gas related balances, and was $29.8 million at June 30, 2005 and December 31, 2004. Boardwalk does not reflect volumes held by Gulf South on behalf of others on the Condensed Consolidated Statements of Financial Position. As of June 30, 2005 and December 31, 2004, Gulf South held 51.4 and 52.7 Bcf of gas owned by shippers and had loaned 1.3 and 2.2 Bcf of gas, respectively.

Derivative Financial Instruments

In accordance with Gulf South’s risk management policy, Gulf South utilizes natural gas futures, swap and option contracts (collectively, “hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas. These hedge contracts are reported at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period on the Condensed Consolidated Statements of Operations. The related gains and losses derived from changes in the fair value of hedge contracts are deferred as a component of Accumulated other comprehensive loss. These deferred gains and losses are recognized in the Condensed Consolidated Statements of Operations when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchase or sales, the ineffective portion of the hedge contracts is immediately recognized.

As of June 30, 2005 Boardwalk had a liability of approximately $0.3 million related to the hedge contracts included in Other current liabilities on the Condensed Consolidated Statements of Financial Position. As of December 31, 2004, Boardwalk had an asset of approximately $0.3 million related to the hedge contracts included in Prepaid expenses and other current assets on the Condensed Consolidated Statements of Financial Position. As of June 30, 2005, Boardwalk had a deferred loss on cash flow hedges in Accumulated other comprehensive loss of $0.4 million, net of income taxes. As of December 31, 2004, there was no deferred loss on cash flow hedges. Boardwalk expects to reclassify the entire amount of Accumulated other comprehensive loss to earnings over the next twelve months.

Regulatory Accounting

The pipeline operations of Texas Gas and Gulf South are regulated by the FERC. SFAS No. 71 requires that rate-regulated public utilities that meet certain specified criteria account for and report assets and liabilities consistent with the economic effect of the manner in which independent third-party regulators establish rates. Texas Gas applies SFAS No. 71. Therefore, certain costs and benefits are capitalized as regulatory assets and

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

liabilities, respectively, based on expected recovery from customers or refund to customers in future periods. Gulf South does not apply SFAS No. 71. Certain services provided by Gulf South are market-based and competition in Gulf South’s market area often results in discounts from the maximum allowable cost-based rate such that SFAS No. 71 is not appropriate. Therefore, Gulf South does not record any regulatory assets or liabilities.

The amounts recorded as regulatory assets and liabilities in the Condensed Consolidated Statements of Financial Position as of June 30, 2005 and December 31, 2004, are summarized as follows (shown in thousands):

	June 30, 2005	December 31, 2004
Regulatory Assets:
Pension, non current	$1,628	$128
Income tax	6,890	6,526
Unamortized debt expense and premium on reacquired debt	13,200	13,699
Post retirement benefits other than pension	32,238	32,374
Fuel tracker	95	—
Gas supply realignment costs	—	(432)

Total regulatory assets	$54,051	$52,295

Regulatory Liabilities:
Fuel tracker	$—	$917
Gas supply realignment costs	2	—
System management/cashout tracker	653	77
Provision for other asset retirement	31,765	29,700
Unamortized discount on long-term debt	(2,111)	(2,198)

Total regulatory liabilities	$30,309	$28,496

The table above includes amounts related to unamortized debt expense and unamortized discount on long-term debt. While these amounts are not regulatory assets or regulatory liabilities as defined by SFAS No. 71, they are a critical component of Texas Gas’ embedded cost of debt utilized in its rate proceedings. Certain amounts in the table are reflected as a negative, or a reduction, to be consistent with the manner in which Texas Gas records these items in its regulatory books of account.

Asset Retirement Obligations

Asset retirement obligations exist for certain of Boardwalk’s utility assets; however, the fair value of the obligations cannot be determined because the end of the utility system life is not determinable with the degree of accuracy necessary to currently establish a liability for the obligations. Gulf South has identified a legal obligation associated with the abandonment of its offshore pipeline laterals. Pursuant to federal regulations, Gulf South has a legal obligation to plug and abandon pipelines and remove platforms once gas flow has ceased. The liability at June 30, 2005 and December 31, 2004 that is included in the accompanying Condensed Consolidated Statements of Financial Position as Asset retirement obligation was $3.1 million and $3.3 million, respectively, which represents the estimated fair value of that legal liability.

Texas Gas’ depreciation rates for utility plants are approved by the FERC. The approved depreciation rates are comprised of two types; one based on economic service life (capital recovery) and one based on net costs of removal (negative salvage). Therefore, Texas Gas accrues estimated net costs of removal of long-lived assets through negative salvage expense. Accordingly, Texas Gas has collected a certain amount in rates representing

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

estimated costs of removal, which do not represent a legal obligation. Texas Gas has reclassified $31.8 million and $29.7 million as of June 30, 2005 and December 31, 2004, respectively, in the accompanying Condensed Consolidated Statements of Financial Position as Provision for other asset retirement.

In March 2005, the Financial Accounting Standards Board issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, which clarifies when an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation and will be effective for fiscal years ending after December 15, 2005, with earlier adoption encouraged. Boardwalk is reviewing this interpretation to determine what, if any, effect this will have on its Consolidated Statements of Financial Position.

Reclassifications

Certain reclassifications have been made in the 2004 financial statements to conform to the 2005 presentation.

Note 3: Commitments and Contingencies

Regulatory and Rate Matters and Related Litigation

Storage Expansion Projects

Requests for additional storage capacity have exceeded the physical capabilities of Texas Gas’ system, thereby prompting Texas Gas to expand its storage facilities. On February 11, 2005, FERC issued a certificate of public convenience and necessity in Docket No. CP04-373 granting Texas Gas approval to begin expanding its western Kentucky storage complex for service beginning November 1, 2005. The project will cost an estimated $22.0 million, which is being funded by internally generated cash flows, and will allow the additional withdrawal of 82,000 MMBtu per day. Texas Gas has incurred $14.5 million of costs on this project through June 30, 2005.

Gulf South is developing a high-deliverability storage cavern at a leased facility located in Napoleonville, Louisiana that is expected to add up to 6.0 Bcf of firm working gas capacity. This facility is expected to be in service in the fourth quarter of 2008, subject to the operational requirements of the lessor. Capacity will be available at market-based rates. The project’s remaining cost is expected to be $3.7 million and will be funded by internally generated cash flows.

General Rate Case

On April 29, 2005, Texas Gas filed a general rate case. The rate case reflects a requested increase in annual cost of service from $258.0 million to $300.0 million, primarily attributable to increases in the utility rate base, operating expenses, and rate of return and related taxes. On May 31, 2005, the FERC issued an order (the “Suspension Order”) accepting and suspending the filed rates to become effective November 1, 2005, subject to refund in the event lower rates are finally established in the rate case. The Suspension Order rejected certain alternate tariff sheets filed by Texas Gas as moot due to the May 4, 2005 issuance of the FERC’s policy statement on income tax allowances. The Suspension Order set the rate case for a hearing before an administrative law judge. The rate case is currently in the early stages of discovery with the hearing scheduled to commence April 25, 2006.

FERC Notice of Inquiry (Docket No. RM05-2-000)

On November 22, 2004, the FERC issued a Notice of Inquiry (Docket No. RM05-2-000) seeking comments on its policy regarding selective discounting by natural gas pipeline companies. Specifically, the FERC asked

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

whether the FERC’s practice of permitting pipelines to adjust their ratemaking throughput downward in rate cases to reflect discounts given by pipelines for competitive reasons is appropriate when the discount is given to meet competition from another natural gas pipeline. Texas Gas and Gulf South responded in support of the current FERC discounting policies. On May 31, 2005 the FERC issued an order reaffirming its selective discounting policy and terminating the Notice of Inquiry. Certain parties have, however, filed timely requests for rehearing of that order.

Pipeline Integrity

Regulations adopted by the Office of Pipeline Safety (OPS) of the U.S. Department of Transportation require natural gas pipeline operators to assess, evaluate, repair and validate, through a comprehensive analysis, the integrity of pipeline segments that could affect high consequence areas in the event of a leak or failure. This process requires pipeline operators to incur costs to develop integrity management plans, prepare pipelines for inspection, conduct pipeline assessments, make subsequent repairs, and perform other ongoing activities of an integrity management program.

On June 30, 2005, the FERC issued an order addressing the accounting treatment for the costs that pipeline operators will incur in implementing all aspects of pipeline integrity management programs in high consequence areas. FERC’s general accounting rules provide that costs incurred to inspect, test and report on the condition of plant to determine the need for repairs or replacements are to be charged to maintenance expense in the period the costs are incurred. Therefore, costs to prepare a plan to implement an integrity management program, costs to identify high consequence areas, costs to inspect affected pipeline segments, and costs to develop and maintain a recordkeeping system to document program implementation and actions (other than costs to develop internal-use computer software during the application development stage) should be expensed. However, costs of pipeline additions or modifications undertaken to prepare for a pipeline assessment and costs of remedial and mitigation actions to correct an identified condition which could threaten a pipeline’s integrity may be capitalized consistent with the FERC’s general accounting rules for the addition or replacement of plant.

FERC’s accounting guidance is effective prospectively, beginning with integrity management costs incurred on or after January 1, 2006. Amounts capitalized in periods prior to January 1, 2006 will be permitted to remain as recorded. Boardwalk believes it is compliant with the FERC’s accounting guidance and does not expect any material impact from implementation of these guidelines.

Environmental and Safety Matters

Boardwalk is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. Boardwalk accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable.

As of June 30, 2005, Boardwalk had an accrued liability of approximately $17.2 million for estimated probable costs associated with environmental assessment and remediation. These estimates depend upon a number of assumptions concerning the scope of remediation that will be required at certain locations and the cost of remedial measures to be undertaken. Texas Gas and Gulf South are continuing to conduct environmental assessments and are implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs.

Boardwalk considers environmental assessment, remediation costs, and costs associated with compliance with environmental standards to be prudent costs incurred in the ordinary course of business. Boardwalk’s environmental accrued liabilities could change substantially in the future due to factors such as the nature and extent of any

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

contamination, changes in remedial requirements, technological changes, discovery of new information, and the involvement of and direction taken by the EPA, FERC and other government authorities on these matters.

In connection with the acquisition of Gulf South, an analysis of certain known environmental sites operated by Gulf South was conducted by a third party consultant (Environmental Consultant), in conjunction with management. The balance of the environmental accrual recorded as a result of this analysis was $13.1 million at June 30, 2005 and $12.8 million at December 31, 2004. Boardwalk is continuing to review and assess these matters and anticipates that this process will be completed by year-end 2005. The accruals recorded were based upon management’s review and analysis of the findings of the Environmental Consultant, including the assumptions underlying such findings. Those assumptions reflect management’s best estimate of the undiscounted future obligation of remediation costs based on the known levels of contamination and the historical experience of Boardwalk and the Environmental Consultant in remediating such contamination. The material components of the $13.1 million accrual are: identification and remediation of hydrocarbon contamination ($6.0 million); enhancement of groundwater protection measures ($2.5 million); identification and remediation of mercury contamination ($2.0 million); identification and remediation of PCB contamination ($2.0 million); other costs ($0.6 million). The actual cost of remediation could be impacted by the discovery of additional contamination at one or more sites as a result of our ongoing due diligence review or additional information uncovered during the course of remediating a particular site, as well as by determinations or requests, if any, made by regulatory authorities relating to the remediation of any particular site. Management will adjust its estimates and the related accrual, as appropriate. Boardwalk expects these costs will occur over approximately the next five years.

As of June 30, 2005 Texas Gas had an accrued liability of approximately $4.1 million for estimated probable costs associated with environmental assessment and remediation, primarily for remediation associated with the historical use of polychlorinated biphenyls and hydrocarbons. This accrual represents management’s best estimate of the undiscounted future obligation based on evaluations and discussions with counsel and independent consultants, and the current facts and circumstances related to these matters. The assumptions are based on a substantial number of existing assessments and completed remedial activities by third party consultants including a Texas Gas systemwide assessment and/or cleanup of polychlorinated biphenyls, petroleum hydrocarbons, asbestos abatement, and mercury. Boardwalk is continuing to conduct environmental assessments and is implementing a variety of remedial measures that may result in increases or decreases in the total estimated costs. These costs are expected to occur over approximately the next five years.

GSR Settlement

Effective November 1, 1993, Texas Gas restructured its business to implement the provisions of FERC Order 636, which, among other things, required pipelines to unbundle their merchant role from their transportation services. FERC Order 636 also provided that pipelines should be allowed the opportunity to recover a portion of prudently incurred transition costs which, for Texas Gas, were primarily related to gas supply realignment (GSR) costs and unrecovered purchased gas costs. On November 19, 2004, Texas Gas filed a final GSR reconciliation report with the FERC and revised tariff sheets to remove the GSR recovery mechanism from its rates. Per the settlement, Texas Gas refunded $0.4 million during March 2005 to customers.

Napoleonville Salt Dome Matter

On or about December 24, 2003, a natural gas leak was observed at the surface near two natural storage caverns that were being leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately and has ceased using those storage caverns. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed and stayed

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

against Gulf South by the lessor of the property, and several individual actions have been filed against Gulf South and other defendants by local residents and businesses. Gulf South has been informed by plaintiff’s counsel in the two class action lawsuits that they intend to convert the class actions lawsuits into individual actions. Pleadings to institute such a change in status have been circulated in one of the cases. Gulf South intends to vigorously defend each of these actions; however, it is not possible to predict the outcome of this litigation. Litigation is subject to many uncertainties, and it is possible that these actions could be decided unfavorably. Gulf South may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

For the period from the GS-Acquisition through June 30, 2005, Gulf South has incurred $2.2 million for remediation costs, root cause investigation, and legal fees and had an accrual balance at June 30, 2005 and December 31, 2004 of $1.3 million and $2.5 million, respectively, in Other liabilities pertaining to this incident. Boardwalk has made demand for reimbursement from its insurance carriers and will continue to pursue recoveries of the remaining expenses, including legal expenses, but to date its insurance carriers have not taken any definitive coverage positions. The total range of loss related to this incident cannot be estimated at June 30, 2005.

FERC Docket No. CP04-24-001

On March 30, 2004, Gulf South received FERC approval in Docket No. CP04-24-001 to sell certain facilities located in Panola County, Texas. Gulf South closed the sale of these facilities to Duke Energy Field Services, LP effective April 2005 for a sales price of $5.0 million. These facilities consist of approximately 430 miles of pipeline, two compressor stations, and receipt and delivery facilities that gather gas from wells in three local producing regions—The Carthage, Blocker, and Bethany Fields. No gain or loss was recorded from this transaction as the sales price approximated the value assigned to the assets during the purchase price allocation performed at year end.

Mineral Interest in Storage Field

In the purchase agreement between Boardwalk and The Williams Companies, Inc. (Williams) for the acquisition of Texas Gas in 2003, Williams agreed to indemnify Texas Gas for any liabilities or obligations in connection with certain litigation or potential litigation including, among others, a claim by certain parties for back rental associated with their alleged ownership of a partial mineral interest in a tract of land in a gas storage field owned by Texas Gas. In December 2003, a lawsuit was filed against Texas Gas in Muhlenberg County, Kentucky seeking unspecified damages related to this claim.

As a result, Williams is defending this action on behalf of Texas Gas. On April 18, 2005, in the first phase of this lawsuit, the court entered an order granting partial summary judgment against Texas Gas related to the vesting of legal title to the disputed acreage. Williams continues to defend Texas Gas as the lawsuit moves into its next phase. Since Williams has retained responsibility for this claim, it is not likely to have a material effect upon Boardwalk’s future financial condition, results of operations or cash flows.

Other Legal Matters

Boardwalk and its subsidiaries are parties to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on Boardwalk’s future financial condition, results of operations or cash flows.

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 4: Financing

Long-term debt issues were outstanding as follows (expressed in thousands):

	June 30, 2005	December 31, 2004
Boardwalk Pipelines, LLC
5.20% Notes due 2018	$185,000	$185,000
Interim Term Loan	—	575,000
5.50% Notes due 2017	300,000	—

Texas Gas Transmission, LLC
7.25% Debentures due 2027	100,000	100,000
4.60% Notes due 2015	250,000	250,000

Gulf South Pipeline Company, LP
5.05% Notes due 2015	275,000	—

	1,110,000	1,110,000

Unamortized debt discount	(9,114)	(3,865)

Total long-term debt	$1,100,886	$1,106,135

Boardwalk’s debentures and notes have restrictive covenants which provide that, with certain exceptions, neither Boardwalk nor any subsidiary may create, assume or suffer to exist any lien upon any property to secure any indebtedness unless the debentures and notes shall be equally and ratably secured. Boardwalk relies on distributions and advances from Texas Gas and Gulf South to fulfill its debt obligations. All of Boardwalk’s obligations are unsecured.

Note 5. Employee Benefits

Certain of Boardwalk’s employees are covered under a non-contributory, defined benefit retirement plan. Boardwalk’s general funding policy is to contribute amounts deductible for federal income tax purposes. Due to its fully funded status, Boardwalk has not been required to fund the Retirement Plan since 1986. As of June 30, 2005, no contributions had been made for the current year. Boardwalk also provides life insurance and health care plans which accord postretirement medical benefits to certain retired Boardwalk employees.

Net periodic benefit cost components are as follows (expressed in thousands):

	Pension Benefits		Other Postretirement Benefits
	For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2005	2004	2005	2004
Service Cost	$1,950	$1,800	$1,038	$1,048
Interest Cost	3,000	2,850	3,612	2,956
Expected return on plan assets	(3,450)	(3,350)	(2,316)	(2,626)
Amortization of accumulated loss (gains)	—	—	180	(33)
Regulatory accrual	(1,500)	(1,300)	136	1,305

Estimated net periodic benefit cost	$—	$—	$2,650	$2,650

BOARDWALK PIPELINES, LLC

Notes to Unaudited Condensed Consolidated Financial Statements—(Continued)

Note 6. Related Parties

Boardwalk makes advances to Holding Corp. The advances due Boardwalk by Holding Corp. at June 30, 2005 and December 31, 2004, were $62.7 million and $41.8 million, respectively. Loews charges Boardwalk for all direct and indirect expenses incurred on its behalf, including overhead allocated to Boardwalk by Loews in amounts allowable consistent with accounting and allocation methodologies generally permitted by the FERC for rate making purposes. For the three and six months ended June 30, 2005, Boardwalk was charged $2.3 million and $4.0 million, respectively. For the same periods in 2004, Boardwalk was charged $1.5 million and $3.2 million, respectively.

Gulf South Pipeline Company, LP

Condensed Balance Sheets

(In Thousands)

	September 30, 2004	December 31, 2003	September 30, 2003
	(Unaudited)		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,455	$440	$2,184
Accounts receivable:
Trade (less allowance of $827, $830, and $761 respectively)	21,695	19,333	9,810
Affiliates	7,505	10,260	4,853
Transportation and exchange receivables	26,157	44,184	24,841
Natural gas inventories	3,782	10,168	9,457
Other current assets	4,314	3,089	3,866

Total current assets	65,908	87,474	55,011
Property, plant, and equipment:
Cost	1,042,681	1,013,305	989,650
Accumulated depreciation	(112,436)	(86,252)	(78,578)

Net property, plant, and equipment	930,245	927,053	911,072
Other non-current assets	10,903	13,191	13,135

Total assets	$1,007,056	$1,027,718	$979,218

Liabilities and Partners’ Capital
Current liabilities:
Due to Parent	$5,027	$16,956	$9,892
Trade accounts payable	7,426	14,564	5,418
Transportation and exchange payables	19,544	28,277	21,682
Deferred income	6,301	1,262	1,492
Accrued liabilities	31,331	60,373	22,848
Other current liabilities	100	1,785	—

Total current liabilities	69,729	123,217	61,332
Non-current liabilities	4,145	4,329	4,035
Partners’ capital:
General Partner (including accumulated other comprehensive loss (gain) of $1, $11 and ($1), respectively)	9,332	9,002	9,139
Limited Partners (including accumulated other comprehensive loss (gain) of $99, $1,101, and ($117), respectively)	923,850	891,170	904,712

Total partners’ capital	933,182	900,172	913,851

Total liabilities and partners’ capital	$1,007,056	$1,027,718	$979,218

See accompanying notes.

Gulf South Pipeline Company, LP

Condensed Statements of Income and Comprehensive Income

(Unaudited)

(In Thousands)

	Nine Months Ended September 30,
	2004	2003
Revenues:
Transportation	$146,121	$139,132
Storage	15,357	14,656
Other	9,337	2,803

Total revenues	170,815	156,591

Cost and expenses:
Operation and maintenance	76,078	72,661
General and administrative	25,353	28,961
Depreciation	27,046	23,167
Taxes other than income taxes	5,271	4,935

Total costs and expenses	133,748	129,724

Operating income	37,067	26,867

Other:
Interest income (expense)	(226)	776
Other expense	(4,843)	(1,149)

Total other income and (expense)	(5,069)	(373)

Income before cumulative effect of change in accounting principle	31,998	26,494
Cumulative effect of change in accounting principle	—	663

Net income	31,998	27,157
Total other comprehensive income	1,012	295

Comprehensive income	$33,010	$27,452

See accompanying notes.

Gulf South Pipeline Company, LP

Condensed Statements of Cash Flows

(Unaudited)

(In Thousands)

	Nine Months Ended September 30,
	2004	2003
Cash flows from operating activities
Net income	$31,998	$27,157
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation	27,046	23,167
Loss(gain) on sale of asset	623	41
Accretion of asset retirement liability	227	212
Cumulative effect of change in accounting principle	—	(663)
Changes in operating assets and liabilities, excluding non-cash items
Net changes in working capital accounts	(23,001)	8,883
Net changes in other non-current asset and liability accounts	1,565	3,307

Cash flows provided by operating activities	38,458	62,104
Cash flows from investing activities
Capital expenditures	(24,824)	(54,172)
Proceeds from sale of asset	310	184

Cash flows used in investing activities	(24,514)	(53,988)
Cash flows from financing activities
Net change in due from and due to Parent	(11,929)	138,684
Distributions	—	(147,000)

Cash flows used in financing activities	(11,929)	(8,316)
Net (decrease) increase in cash and cash equivalents	2,015	(200)
Cash and cash equivalents, beginning of year	440	2,384

Cash and cash equivalents, September 30	$2,455	$2,184

Supplemental information of non-cash operating and investing activities
Asset recorded as a result of adoption of SFAS 143	—	$2,651

Change in value of derivative instruments not recorded in income	$1,012	$295

Liability recorded as a result of adoption of SFAS 143	—	$1,458

Transfer of natural gas included in natural gas inventories to property, plant and equipment	$6,035	—

Transfer of natural gas included in property, plant, and equipment to natural gas inventories	—	$7,471

See accompanying notes.

Gulf South Pipeline Company, LP

Notes to Condensed Financial Statements

Nine Months Ended September 30, 2004

(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited condensed financial statements of Gulf South included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information and, as permitted, do not include all information and footnotes required by GAAP for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the nine months ended September 30, 2004 are not necessarily indicative of the results that will be realized for the fiscal year ending December 31, 2004. The preparation of financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: (1) estimated costs and insurance recoveries related to the Napoleonville Salt Dome Matter and (2) expected outcome of litigation. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to rules and regulations governing interim financial statements. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2003.

Note 2—Significant Balance Sheet Accounts

Property, Plant and Equipment

Property, plant and equipment consist of the following:

	September 30, 2004	December 31, 2003
	(in thousands)
Land	$712	$712
Pipeline facilities	888,289	861,662
Working gas and base gas	98,836	93,635
Computer hardware and software	14,968	13,832
Construction-in-progress	39,876	43,464

	1,042,681	1,013,305
Accumulated depreciation	(112,436)	(86,252)

Net property, plant, and equipment	$930,245	$927,053

Gulf South Pipeline Company, LP

Notes to Condensed Financial Statements—(Continued)

Nine Months Ended September 30, 2004

(Unaudited)

Accrued Liabilities

The components of accrued liabilities are as follows:

	September 30, 2004	December 31, 2003
	(in thousands)
Working gas deficiencies	$9,912	$20,127
Deferred compensation	482	213
Customer prepayments	1,708	1,658
Accrual imbalance settlements	6,069	1,893
Payable to customers	1,646	2,059
Abandonment accrual—Index 1	867	1,225
Taxes payable other than income	5,245	1,817
Accrued vacation	2,000	2,000
Napoleonville Salt Dome Matter	500	16,989
Wyble litigation	—	8,918
Other	2,903	3,474

Total	$31,332	$60,373

Note 3—Commitments and Contingencies

Environmental

The Company is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. Gulf South accrues undiscounted estimated site remediation costs based on currently enacted laws and regulations, existing technology, and, when possible, site-specific costs. The Company had no accrued environmental liabilities at September 30, 2004 or 2003.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South’s operations prior to the inception of the Partnership (the “Koch Indemnification”) (see Note 6). In addition, Koch and affiliates of Entergy will indemnify the Partnership for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to the Partnership by such parties which are identified before the tenth anniversary date of the Partnership’s formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Napoleonville Salt Dome Matter

On or about December 24, 2003, a natural gas leak was observed at the surface near two solution-mined salt caverns leased and operated by Gulf South in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately.

Two class action lawsuits and several other private lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed against Gulf South by the lessor of the property, which has been stayed by the court, and it is reasonably possible that additional actions may be filed against Gulf South. Gulf South intends to vigorously defend each of these actions.

Gulf South Pipeline Company, LP

Notes to Condensed Financial Statements—(Continued)

Nine Months Ended September 30, 2004

(Unaudited)

Gulf South’s insurance policies provide for contractual reimbursements for, among other things, property damage, remediation costs, and third-party claims, and Gulf South may receive insurance reimbursements for substantially all costs incurred in excess of the deductibles underlying its policies. Gulf South is vigorously pursuing its insurance claims and any additional recovery under Gulf South’s insurance policies will be recorded when realization becomes probable.

At December 31, 2003, Gulf South estimated and accrued costs of $18 million (primarily for remediation expenses) related to this incident, based of facts and information available to management at that time. During the nine-months ended September 30, 2004, Gulf South incurred and expensed an additional $10.0 million of costs, consisting of additional remediation costs and legal fees, related to this matter. At September 30, 2004, all estimated remediation costs related to this matter have been expensed, although Gulf South continues to incur legal costs related to its insurance claim. While Gulf South believes its cost estimates are reasonable, it is possible that as additional facts become available, additional charges may be required. At this time, Gulf South cannot assess whether future costs, if any, will be material in the period in which they are recorded.

Wyble Lawsuit

Gulf South has incurred and expensed substantial costs related to this lawsuit, which was settled in March 2004, and continues to incur legal fees relating to its efforts to recover its legal defense costs from its insurance carriers. Gulf South’s insurance policies provide for contractual reimbursements for legal defense costs and Gulf South may receive insurance reimbursements for its legal defense costs incurred in excess of the deductibles underlying its policy. Gulf South is vigorously pursuing its insurance claims and any additional recovery under Gulf South’s insurance policies will be recorded when realization becomes probable.

Regulatory Matters

The transportation of natural gas in interstate commerce is subject to regulation by the FERC under the NGA, and to a lesser extent, the NGPA, as amended. The FERC has jurisdiction over setting a pipeline’s rates, terms and conditions of service, and the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion or abandonment of facilities.

Note 4—Hedging

As of September 30, 2004, Gulf South had a net liability of approximately $0.1 million related to hedging instruments and has included a net deferred loss on their cash flow hedges in accumulated other comprehensive loss of approximately $0.1 million. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings over the next twelve months.

For the nine months ended September 30, 2004, Gulf South had a $2.7 million hedge loss associated with the anticipated sale of system balancing gas authorized by FERC. These hedges became ineffective and were immediately recognized within “Other income (expense)” when it was determined that Gulf South would delay the system balancing gas sale due to the Napoleonville Sale Dome matter (see Note 3).

Note 5—Related Parties

The Company is a member of an operating group under the control of EKLP. As such, the Company is engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocates charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the nine months ended September 30, 2004 and 2003 were $3.3 million and $2.8 million, respectively.

Gulf South Pipeline Company, LP

Notes to Condensed Financial Statements—(Continued)

Nine Months Ended September 30, 2004

(Unaudited)

The Company provided transportation and storage services and sold excess fuel to its affiliate, Entergy-Koch Trading, totaling $32.1 million and $26.2 million for the nine months ended September 30, 2004 and 2003, respectively.

The Company had no unrealized gains or losses relating to derivative transactions with Entergy-Koch Trading at September 30, 2004. The Company had unrealized losses included in “Other current liabilities” of $0.6 million at December 31, 2003.

The Company had receivables from Koch in the amounts of $1.8 million and $2.3 million as of September 30, 2004 and December 31, 2003, respectively. The receivables represent amounts owed to the Company relating to specific events indemnified by Koch at the inception of EKLP.

The Company had trade receivables with Entergy in the amount of $0.4 million and $0.6 million as of September 30, 2004 and December 31, 2003, respectively. The Company provided transportation and storage services to Entergy and related companies in the amounts of $5.5 million and $5.8 million for the nine months ended September 30, 2004 and 2003 respectively.

Additionally Gulf South purchased information technology services from a Koch affiliate in the amounts of $3.8 million and $3.5 million for the nine months ended September 30, 2004 and 2003, respectively.

Note 6—Subsequent Events

On November 12, 2004 Gulf South received a partial insurance reimbursement in the amount of $10.5 million related to the Napoleonville Salt Dome matter. This insurance recovery will be recognized in the fourth quarter of 2004. Gulf South continues to vigorously pursue its insurance claims and any additional recovery under Gulf South’s insurance policies will be recorded when realization becomes probable.

On November 20, 2004, Entergy Corporation and Koch Industries reached a definitive agreement to sell Gulf South to TGT Pipeline, LLC (“TGT”), a subsidiary of Loews Corporation for $1.136 billion, subject to certain working capital adjustments. The transaction was completed on December 29, 2004.

On December 1, 2004, Gulf South entered into a lease agreement with Koch to lease office space at the Greenway Plaza location in Houston, Texas. This lease agreement with Koch was previously with EKLP. The lease agreement extends through January 30, 2011 with two 5 year extensions and an early termination right effective June 1, 2007, exerciseable by Gulf South.

On December 17, 2004 Gulf South received an insurance reimbursement in the amount of $9.25 million related to the legal defense associated with the Wyble lawsuit. This insurance recovery will be recognized in the fourth quarter of 2004.

On December 17, 2004, sponsorship of the Entergy-Koch, LP Retirement & Savings Plan, the Entergy-Koch, LP Money Purchase Plan, the Entergy-Koch, LP Group Medical and Dental Plan, the Entergy-Koch, LP Group Life and Disability Plan, the Group Voluntary Cancer Plan, the Entergy-Koch, LP Vision Plan, the Excess Disability Plan and the Entergy-Koch, LP Flexible Benefits Plan was transferred to the Company. As of the sale date, the transfer did not result in any material liabilities for the company.

On December 27, 2004, Gulf South made a $49.8 million distribution to its partners.

On December 29, 2004, the Koch Indemnification (see Note 3) was terminated in conjunction with the closing of the sale to TGT. A liability of $5.4 million was assumed by Gulf South in the fourth quarter of 2004.

Report of Independent Auditors

To the Board of Directors

Gulf South Pipeline Company, LP

We have audited the accompanying balance sheets of Gulf South Pipeline Company, LP as of December 31, 2003 and 2002 and the related statements of income and comprehensive income, partners’ capital, and cash flows for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf South Pipeline Company, LP, at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Houston, Texas

March 4, 2004

Gulf South Pipeline Company, LP

Balance Sheets

(In Thousands)

	December 31,
	2003	2002
Assets
Current assets:
Cash and cash equivalents	$440	$2,384
Due from Parent	—	128,791
Accounts receivable:
Trade (less allowance of $830 and $639, respectively)	19,333	15,028
Affiliates	10,260	8,060
Transportation and exchange receivables	44,184	26,699
Natural gas inventories	10,168	1,906
Other current assets	3,089	2,319

Total current assets	87,474	185,187
Property, plant, and equipment:
Cost	1,013,305	940,587
Accumulated depreciation	(86,252)	(55,484)

Net property, plant, and equipment	927,053	885,103
Other non-current assets	13,191	17,420

Total assets	$1,027,718	$1,087,710

Liabilities and partners’ capital
Current liabilities:
Due to Parent	$16,956	$—
Trade accounts payable	14,564	4,907
Transportation and exchange payables	28,277	15,918
Deferred income	1,262	2,390
Accrued liabilities	60,373	28,117
Other current liabilities	1,785	176

Total current liabilities	123,217	51,508
Non-current liabilities	4,329	2,802
Partners’ capital:
General partner (including accumulated other comprehensive loss of $11 and $1, respectively)	9,002	10,334
Limited partners (including accumulated other comprehensive loss of $1,099 and $174, respectively)	891,170	1,023,066

Total partners’ capital	900,172	1,033,400

Total liabilities and partners’ capital	$1,027,718	$1,087,710

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Income and Comprehensive Income

(In Thousands)

	Year Ended December 31,		Eleven Months Ended December 31, 2001
	2003	2002
Revenues:
Transportation	$189,044	$171,377	$156,382
Storage	20,763	22,337	13,524
Other	1,932	11,524	13,153

Total revenues	211,739	205,238	183,059
Cost and expenses:
Operation and maintenance	115,823	69,857	65,609
General and administrative	43,872	25,106	22,938
Depreciation	31,061	30,854	26,245
Taxes other than income	6,625	5,854	5,684

Total costs and expenses	197,381	131,671	120,476

Operating income	14,358	73,567	62,583
Other:
Interest income	707	2,368	1,160
Other expense	(1,021)	(621)	(2,113)

Total other income and (expense)	(314)	1,747	(953)

Income before cumulative effect of change in accounting principle	14,044	75,314	61,630
Cumulative effect of change in accounting principle	663	—	—

Net income	14,707	75,314	61,630
Total other comprehensive (loss) gain	(935)	(2,706)	2,531

Comprehensive income	$13,772	$72,608	$64,161

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Changes in Partners’ Capital

Years Ended December 31, 2003 and 2002 and the

Eleven Months Ended December 31, 2001

(In Thousands)

	Balance of February 1, 2001 (inception)	Net income	Other Comprehensive Income			Balance of December 31, 2001
			Change in cash flow hedge gain	Cash flow hedge gain recognized in net income	Total other comprehensive income
General partner	$8,966	$616	$67	$(42)	$25	$9,607
Limited partners	887,665	61,014	6,653	(4,147)	2,506	951,185

Total	$896,631	$61,630	$6,720	$(4,189)	$2,531	$960,792

	Balance of January 1, 2002	Net income	Other Comprehensive Income (Loss)			Balance of December 31, 2002
			Change in cash flow hedge gain	Cash flow hedge gain recognized in net income	Total other comprehensive income
General partner	$9,607	$753	$14	$(40)	$(26)	$10,334
Limited partners	951,185	74,561	1,275	(3,955)	(2,680)	1,023,066

Total	$960,792	$75,314	$1,289	$(3,995)	$(2,706)	$1,033,400

	Balance of January 1, 2003	Net income	Distributions	Other Comprehensive Income (Loss)			Balance of December 31, 2003
				Change in cash flow hedge values	Cash flow hedge loss recognized in net income	Total other comprehensive loss
General partner	$10,334	$148	$(1,470)	$(21)	$11	$(10)	$9,002
Limited partners	1,023,066	14,559	(145,530)	(2,042)	1,117	(925)	891,170

Total	$1,033,400	$14,707	$(147,000)	$(2,063)	$1,128	$(935)	$900,172

See accompanying notes.

Gulf South Pipeline Company, LP

Statements of Cash Flows

(In Thousands)

	Year Ended December 31,		Eleven Months Ended December 31, 2001
	2003	2002
Cash flows from operating activities
Net income	$14,707	$75,314	$61,630
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation	31,061	30,854	26,245
Loss (gain) on sale of asset	264	(775)	—
Accretion of asset retirement liability	212	—	—
Cumulative effect of change in accounting principle	(663)	—	—
Changes in operating assets and liabilities, excluding noncash items:
Net changes in working capital accounts	28,267	19,594	(2,398)
Net changes in other noncurrent asset and liability accounts	3,369	(1,584)	(24,575)

Cash flows provided by operating activities	77,217	123,403	60,902

Cash flows from investing activities
Capital expenditures	(78,151)	(41,957)	(21,440)
Proceeds from sale of asset	243	9,897	—

Cash flows used in investing activities	(77,908)	(32,060)	(21,440)

Cash flows from financing activities
Net change in due from and due to Parent	145,747	(88,959)	(39,832)
Distributions to partners	(147,000)	—	—

Cash flows used in financing activities	(1,253)	(88,959)	(39,832)

Net (decrease) increase in cash and cash equivalents	(1,944)	2,384	(370)
Cash and cash equivalents, beginning of year	2,384	—	370

Cash and cash equivalents, end of year	$440	$2,384	$—

Supplemental information of noncash operating and investing activities
Asset recorded as a result of adoption of SFAS No. 143	$2,651	—	—

Change in value of derivative instruments not recorded in income	$(935)	$(2,706)	$2,531

Liability recorded as a result of adoption of SFAS No. 143	$1,458	—	—

Transfer of natural gas included in property, plant, and equipment to natural gas inventories	$7,471	—	—

See accompanying notes.

Gulf South Pipeline Company, LP

Notes to Financial Statements

1. Nature of Operations

Gulf South Pipeline Company, LP (“Gulf South” or the “Company”), is engaged in the gathering and transmission of natural gas in the states of Texas, Louisiana, Mississippi, Alabama, and northern Florida to distribution systems owned by others, electric utilities, other pipeline companies, and industrial companies. Gulf South also owns and operates gas storage facilities in Louisiana and Mississippi.

Gulf South is an indirectly wholly owned subsidiary of Entergy-Koch, LP (“EKLP,” “Partnership,” or the “Parent”). EKLP, established in February 2001, is a limited partnership indirectly owned by Entergy Corporation (“Entergy”) and Koch Industries, Inc. (“Koch”) (collectively, the “Partners”). Affiliates of Entergy and Koch own 99% of EKLP through limited partner interests, and the remaining 1% of the Partnership is owned by the general partner, EKLP, LLC, a company owned 50% by Entergy Power International Holdings Corporation and 50% by Koch Energy, Inc. Certain transactions with the former parent, Koch, were recorded as a result of the joint venture with Entergy.

2. Basis of Gulf South Assets and Liabilities

Upon its February 2001 inception, Gulf South’s balance sheet represented its financial position based on the contributions of cash and other monetary assets, contracts held for trading purposes, and property, plant, and equipment pursuant to the Amended and Restated Contribution Agreement for EKLP dated May 26, 2000, between certain wholly owned subsidiaries of the Partners. The assets and liabilities contributed by Koch were recorded at the Partnership’s estimate of fair value, subject to the total implicit fair value established by the net monetary assets contributed by Entergy. The assets and liabilities contributed by Entergy were recorded at the Partnership’s estimate of fair value, except for property, plant, and equipment, which was recorded at Entergy’s book value.

3. Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount, net of the allowance for doubtful accounts, and represent claims against third parties and affiliates that will be settled in cash. An allowance for doubtful accounts is established when needed based on factors, including historical experience with the particular counterparty, economic trends and conditions, the age of the underlying receivable, and the Company’s ability to exercise the right of offset. Interest receivable on delinquent accounts receivable is included in the accounts receivable balance and recognized as interest income when contractually permissible and collectibility is reasonably assured. Past-due accounts receivable—trade are written off when either internal collection efforts have been unsuccessful or when a settlement is reached for an amount that is less than the outstanding historical balance.

Regulatory Accounting

Gulf South is regulated by the Federal Energy Regulatory Commission (“FERC”). Gulf South does not apply Statement of Financial Accounting Standards (“SFAS”) No. 71, Accounting for the Effects of Certain Types of Regulation, which provides that rate-regulated public utilities account for and report assets and liabilities consistent with the economic effect of the way in which regulators establish rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it reasonable to assume that such rates can be charged and collected. Competition in Gulf South’s market area often results in discounts off the maximum allowable rate such that SFAS No. 71 is not appropriate.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

Cash Management Program

EKLP provides working capital to Gulf South and maintains a centralized cash management function pursuant to a bilateral loan agreement between the two parties whereby excess cash is invested to maximize the return to the Partnership. Amounts managed by EKLP are reflected as due from Parent on the balance sheet. The Company is paid interest or pays interest on the excess cash or working capital advances received from or made by EKLP, respectively. For the year ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, the Company recognized net interest income of $1.1 million, $2.1 million, and $1.1 million, respectively, related to the cash management program with EKLP.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less are classified as cash equivalents.

Transportation and Exchange Receivables and Payables

Transportation and exchange receivables and payables result from differences in gas volumes received and delivered by Gulf South. Such receivables and payables are valued in accordance with Gulf South’s tariff at market indices for the production month during which the receivables and payables were created. Customers can settle transportation and exchange receivables and payables with cash or in-kind payment or trading imbalances with other shippers and storage. Receivables and payables, which will be settled in-kind, are valued monthly at market. The net gas imbalance resulting from these transactions is recorded as an asset or liability as appropriate. Net gas imbalances at December 31, 2003 and 2002, classified as working gas deficiencies (see Note 7), were $20.1 million and $16.0 million, respectively.

Natural Gas Inventory

Retained fuel and excess working gas available for resale are classified as inventory and are valued at the lower of weighted-average cost or market. Volumes in storage held on behalf of others at December 31, 2003 and 2002, were 45.3 bcf and 39.8 bcf, respectively. Such volumes are excluded from Gulf South’s inventory.

Derivative Financial Instruments

In accordance with the Partnership’s risk management policy, Gulf South utilizes natural gas futures, swap, and option contracts (collectively, “the hedge contracts”) to hedge certain exposures to market price fluctuations on its anticipated purchases and sales of gas. The changes in fair value of the hedge contracts are expected to, and do, have a high correlation to changes in the anticipated purchase and sales prices of gas and therefore qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. In addition, if the hedge contracts cease to have high correlation or if the anticipated purchase or sale is deemed no longer probable to occur, hedge accounting is terminated and the associated changes in the fair value of the derivative financial instruments are recognized in the related period of change as “Other revenues” on the statements of income. The hedge contracts are reported on the balance sheet at fair value in “Other current assets and liabilities.” The related gains and losses derived from changes in the fair value of hedge contracts are deferred in partners’ capital (as a component of accumulated other comprehensive income). These deferred gains and losses are recognized as “Other revenues” on the statements of income when the hedged anticipated purchases or sales affect earnings. However, to the extent that the change in the fair value of the hedge contracts does not effectively offset the change in the fair value of the anticipated purchase or sales prices, the ineffective portion of the hedge contracts is immediately recognized within “Other revenues.”

As of December 31, 2003, Gulf South had a net liability of approximately $1.4 million related to hedging instruments (see Notes 6 and 7) and has included a net deferred loss on its cash flow hedges in accumulated other

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

comprehensive loss of approximately $1.1 million. Gulf South expects to reclassify the entire amount of accumulated other comprehensive loss to earnings over the next twelve months. Such amounts were immaterial as of December 31, 2002. As of December 31, 2001 Gulf South had a net asset of approximately $6.0 million related to hedging instruments and included a net deferred gain on its cash flow hedges in accumulated other comprehensive gain of approximately $2.5 million. For the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, the ineffective portion of these hedges was immaterial.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at historical cost or at the value established at the time of the Partnership inception. Construction costs and expenditures for major renewals and improvements, which extend the lives of the respective assets, are capitalized. Expenditures for maintenance, repairs, and minor renewals and improvements are charged to expense as incurred. Pipeline facilities are depreciated using the straight-line method based on average useful lives ranging from four to 30 years. Depreciation of constructed assets begins when the asset is placed in service. Computer hardware and software are depreciated using the straight-line method based on average useful lives ranging from three to five years. Working gas and base gas are not depreciated. Costs related to pipeline assessment activities that result in capital improvements to the pipeline are capitalized and amortized over the life of the asset. The Company capitalized $4.6 million, $2.6 million and $3.0 million of pipeline assessment costs for the years ended December 31, 2003, 2002 and the eleven months ended December 31, 2001, respectively.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, no impairment charges were recognized by Gulf South.

Other Current and Noncurrent Assets

Cash Pool—The shortage or excess resulting from cash settlements of imbalances and replacement or sale of imbalance gas is accumulated and reported as cash pool in Gulf South’s financial statements (see Note 6) and classified as an other noncurrent asset at December 31, 2003 and 2002. By June 1 of each year, Gulf South is required to file a report with the FERC, and if the cash pool program generates excess cash, that excess is refunded to the shippers. To the extent a cash deficiency is created, that deficiency is carried forward in the cash pool asset balance to the next reporting period.

Prepaid Contract Costs—Costs incurred by Gulf South to fund customer pipeline construction costs are reported as prepaid contract costs in Gulf South’s financial statements (see Note 6) and amortized over the term of the related gas transportation contract.

Income Taxes

Gulf South’s financial statements reflect no provision for U.S. federal and state income taxes since such taxes are the liabilities of its partners.

Revenue Recognition

Revenues for the transportation and storage of natural gas are recognized based on volumes received and delivered in accordance with contractual terms at the time the transportation or storage services are rendered.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

Retained fuel is a component of Gulf South’s tariff structure and is recognized at market prices in the month of retention. Retained fuel revenues of $66.7 million, $46.1 million and $46.7 million are included in transportation revenues for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make various assumptions and estimates that affect amounts in the financial statements and accompanying notes. Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include (a) estimated costs and insurance recoveries related to the Napoleonville incident (see Note 11) and (b) expected outcome of litigation. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the presentation of balances from prior periods to conform with the current-period financial statement presentation. These reclassifications have no net effect on previously reported results of operations.

Recently Issued Accounting Pronouncements

SFAS No. 143—On January 1, 2003, Gulf South adopted SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires legal obligations associated with retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. The liability is reported at fair value and is adjusted in subsequent periods as accretion expense is recorded. Corresponding retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the useful life of the asset. Gulf South has identified a legal obligation associated with the abandonment of its offshore pipeline laterals. Pursuant to federal regulations, Gulf South may have a legal obligation to plug and abandon pipelines and remove platforms once gas flow has ceased.

Upon adoption of the SFAS No. 143, Gulf South recorded an additional noncurrent asset retirement liability of approximately $1.5 million, for a total noncurrent asset retirement liability of $3.0 million related thereto, and a net property, plant, and equipment asset of $2.1 million at January 1, 2003. This resulted in a cumulative effect of a change in accounting principle of approximately $0.7 million (increase to net income). Accretion and depreciation expense subsequent to the adoption of the statement decreased net income by $0.5 million for the year ended December 31, 2003. At December 31, 2003 and 2002, Gulf South had a noncurrent asset retirement liability of $3.2 million and $1.6 million, respectively (see Note 7).

FIN 46—In January 2003, the FASB issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 (“FIN 46”), as revised in December 2003. FIN 46 addresses consolidation by business enterprises of variable interest entities (“VIEs”). The primary objective of the FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as VIEs. FIN 46 requires an enterprise to consolidate a VIE if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, if they occur, receive a majority of the entity’s expected residual returns, if they occur, or both. An enterprise shall consider the rights and obligations conveyed by its VIEs in making this determination. The Company is required to fully adopt the provisions of FIN 46 as of January 1, 2005, and continues to evaluate the impact that adoption will have on its financial statements.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

Loss Contingencies

The Company accrues and charges to income estimated losses from contingencies when it is probable (at the balance sheet date) that a liability has been incurred and the amount of the loss can be reasonably estimated. Differences between estimates recorded and actual amounts determined in subsequent periods are treated as changes in accounting estimates. Recoveries from third parties are recorded when realization is probable. The Company expenses legal fees as incurred.

Financial Instruments

The carrying amounts reported in the balance sheets for cash and cash equivalents, receivables, payables, and accrued and other liabilities approximate their fair values.

4. Supplemental Cash Flow Information

Components of net changes in working capital are as follows:

	Year Ended December 31,		Eleven Months Ended December 31, 2001
	2003	2002
	(in thousands)
Changes in operating assets and liabilities, net of non-cash items:
(Increase) decrease in accounts receivable, trade	$(4,305)	$7,412	$6,264
(Increase) decrease in accounts receivable, affiliates	(2,200)	2,313	(795)
Change in transportation and exchange receivables and payables, net	(5,126)	(1,419)	(21,076)
(Increase) decrease in natural gas inventories	(791)	10,530	(7,763)
Increase (decrease) in trade accounts payable	9,657	(1,473)	(5,194)
(Decrease) in deferred income	(1,128)	(2,279)	2,436
Increase in accrued liabilities	32,256	2,640	25,848
Change in value of derivative instruments, reflected in other current assets and liabilities, not recorded in income	(935)	(2,706)	2,531
Increase in other current assets and liabilities, net	839	4,576	(4,649)

Total	$28,267	$19,594	$(2,398)

5. Property, Plant, and Equipment

Property, plant, and equipment are summarized as follows:

	December 31,
	2003	2002
	(in thousands)
Land	$712	$712
Pipeline facilities	861,662	806,656
Working gas and base gas	93,635	101,000
Computer hardware and software	13,832	12,178
Construction-in-progress	43,464	20,041

	1,013,305	940,587
Accumulated depreciation	(86,252)	(55,484)

Net property, plant, and equipment	$927,053	$885,103

Pursuant to an agreement with a third party, Gulf South expects to sell certain pipeline facilities in Texas for an amount in excess of the net carrying value of the assets. As of December 31, 2003, these pipeline facilities were recorded at a net carrying value of $14.9 million.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

6. Other Current and Other Noncurrent Assets

The components of other current assets are as follows:

	December 31,
	2003	2002
	(in thousands)
Prepaid FERC annual charge assessment	$1,479	$1,414
Hedging instruments at estimated fair value	352	—
Other	1,258	905

Total	$3,089	$2,319

The components of other non-current assets are as follows:

	December 31,
	2003	2002
	(in thousands)
Cash pool	$6,209	$10,051
Prepaid contract costs—Entex	3,730	4,121
Prepaid contract costs—Bay Gas	2,235	2,562
Other	1,017	686

Total	$13,191	$17,420

7. Deferred Income, Accrued Liabilities, Other Current Liabilities, and Other Noncurrent Liabilities

The components of deferred income are as follows:

	December 31,
	2003	2002
	(in thousands)
Deferred revenue on gas transportation and storage activity	$1,206	$1,620
Other deferred revenue	56	770

Total	$1,262	$2,390

The components of Accrued liabilities are as follows:

	December 31,
	2003	2002
	(in thousands)
Working gas deficiencies	$20,127	$16,025
Deferred compensation	213	485
Customer prepayments	1,658	952
Accrual imbalance settlements	1,893	1,000
Payable to customers	2,059	2,665
Abandonment accrual—Index 1 (Note 13)	1,225	1,597
Taxes payable other than income	1,817	1,576
Accrued vacation	2,000	2,000
Napoleonville Salt Dome Matter (Note 11)	16,989	—
Wyble litigation (Note 11)	8,918	—
Other	3,474	1,817

Total	$60,373	$28,117

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

The components of other current liabilities are as follows:

	December 31,
	2003	2002
	(in thousands)
Hedging instruments at estimated fair value	$1,785	$177

Total	$1,785	$177

The components of noncurrent liabilities are as follows:

	December 31,
	2003	2002
	(in thousands)
Asset retirement obligation	$3,248	$1,645
Deferred revenue	243	386
Transportation credits	771	771
Other	67	—

Total	$4,329	$2,802

8. Other

The components of other income (expense) are as follows:

	Year Ended December 31		Eleven Months Ended December 31, 2001
	2003	2002
	(in thousands)
Abandonment expense	$—	$—	$(1,400)
Transportation by others	(734)	(741)	—
Imbalance reserve	—	(350)	—
Condensate services	908	917	(642)
Loss on disposal of assets and other related costs	(706)	(109)	(293)
Other	(489)	(338)	222

Total	$(1,021)	$(621)	$(2,113)

9. Related-Party Transactions

During 2003, Gulf South made a $147.0 million distribution to its partners.

The Company is a member of an operating group under the control of EKLP. As such, the Company is engaged in transactions characteristic of group administration and operation with other members of the group. EKLP allocates charges relating to accounting, tax, human resources, and other administrative costs to its subsidiary companies equally, consistent with a calculated usage factor. Expenses charged to the Company from EKLP for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, were $4.0 million, $3.7 million, and $2.8 million, respectively.

The Company provided transportation and storage services and sold excess fuel to its affiliate, Entergy-Koch Trading, totaling $34.9 million, $44.5 million, and $22.4 million for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

The Company had unrealized losses included in “Other current liabilities” of $0.6 million and $0.2 million relating to derivative transactions with Entergy-Koch Trading at December 31, 2003 and 2002, respectively. The Company had unrealized gains included in “Other current assets” and “Other noncurrent assets” totaling $1.3 million relating to those transactions with Entergy-Koch ending at December 31, 2001.

The Company had receivables from Koch in the amounts of $2.3 million and $2.7 million as of December 31, 2003 and 2002, respectively. The receivables represent amounts owed to the Company relating to specific events indemnified by Koch at the inception of EKLP.

The Company had trade receivables with Entergy in the amount of $0.6 million as of December 31, 2003 and 2002. The Company provided transportation and storage services to Entergy and related companies in the amounts of $7.7 million, $8.1 million, and $5.8 million for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

Additionally, Gulf South purchased information technology services from a Koch affiliate in the amounts of $4.6 million and $4.9 million for the years ended December 31, 2003 and 2002, respectively and $7.4 million for the eleven months ended December 31, 2001.

10. Employee Retirement Plans

For its U.S. operations, the Partnership established the Money Purchase Pension Plan, which is available to all active employees meeting certain minimum requirements. This plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Under the terms of the plan, 4% of employees’ base compensation is contributed to the plan. For its employees’ participation in this defined contribution savings plan, Gulf South recognized expense of approximately $0.8 million for the years ended December 31, 2003 and 2002 and $0.7 million for the eleven months ended December 31, 2001. For its U.S. operations, the Partnership also established the 401(k) Retirement Plan, which is available to all active employees. This plan is a defined contribution plan subject to the provisions of the ERISA. Under the terms of the plan, employees may contribute a percentage of their annual salary, subject to Internal Revenue Service limits, with Gulf South matching 100% of the first 6% contributed by employees with over one year of service. For its employees’ participation in this defined contribution savings plan, Gulf South recognized expenses of approximately $1.1 million for the years ended December 31, 2003 and 2002, and $1.0 million for the eleven months ended December 31, 2001.

11. Commitments and Contingencies

Environmental

The Company is subject to federal, state, and local environmental laws and regulations in connection with the operation and remediation of various operating sites. The Company accrues for environmental expenses resulting from existing conditions that relate to past operations when the costs are probable and reasonably estimable. Gulf South accrues undiscounted estimated site remediation costs based on currently enacted laws and regulations, existing technology, and, when possible, site-specific costs. The Company had no accrued environmental liabilities at December 31, 2003 or 2002.

Koch indemnified Gulf South for all known environmental liabilities as of February 1, 2001, arising from conditions existing or events occurring at Gulf South’s operations prior to the inception of the Partnership. In addition, Koch and affiliates of Entergy will indemnify the Partnership for any unknown environmental liabilities that occurred prior to February 1, 2001, related to the respective assets contributed to the Partnership by such

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

parties which are identified before the tenth anniversary date of the Partnership’s formation. Any such environmental liabilities first identified prior to the sixth anniversary date are subject to a $50,000 per event deductible while those first identified after the sixth anniversary but before the tenth anniversary date are subject to a $1.0 million per event deductible.

Legal Matters

The Company is party to various legal actions arising in the normal course of business. Management believes that the disposition of outstanding legal actions will not have a material adverse impact on the Company’s financial position or results of operations.

Wyble Litigation

On July 26, 2002, the following lawsuit was filed against Gulf South Pipeline Company, LP, and GS Pipeline Company, LLC, both subsidiaries of EKLP: Joseph Wyble, Robert May, Robert Hames, and Winston Land & Cattle Company, Inc. vs. Gulf South Pipeline Company, LP and GS Pipeline Company, LLC; Civil Action No. 9:02 CV 200 In the United States District Court for the Eastern District of Texas, Lufkin Division.

This lawsuit involved allegations that Gulf South violated the federal Natural Gas Pipeline Safety Act and sought injunctive and other relief to prevent Gulf South’s alleged continuation of unsafe operating practices in violation of the Pipeline Safety Act. On March 4, 2004, the parties entered into a memorandum of understanding that agreed to settle the action pursuant to confidential terms. Such amount was included in the financial statements as a liability as of December 31, 2003.

Gulf South may receive reimbursements for legal defense costs from third parties; any recovery of costs under its insurance policies will be recorded when realization becomes probable.

Regulatory Matters

The transportation of natural gas in interstate commerce is subject to regulation by the FERC under the Natural Gas Act and, to a lesser extent, the Natural Gas Policy Act of 1978, as amended. The FERC has jurisdiction over setting a pipeline’s rates, terms, and conditions of service and the construction of pipeline and related facilities used in the transportation and storage of natural gas in interstate commerce, including the extension, expansion, or abandonment.

Napoleonville Salt Dome Matter

On or about December 24, 2003, a natural gas leak was observed at the surface near two solution-mined salt caverns leased and operated by Gulf South for natural gas storage in Napoleonville, Louisiana. Gulf South commenced remediation efforts immediately. Two class action lawsuits have been filed to date relating to this incident; a declaratory judgment action has been filed against Gulf South by the lessor of the property, and it is reasonably possible that additional actions may be filed against Gulf South. Gulf South intends to vigorously defend each of these actions.

Gulf South’s insurance policies provide for contractual reimbursements for, among other things, property damage, remediation costs, and third-party claims; Gulf South may receive insurance reimbursements for substantially all costs incurred in excess of the deductibles underlying its policies. At this point in time, none of the insurers have declined coverage, although not all of the insurers have agreed to reimburse Gulf South for all costs and losses incurred above the deductibles underlying its insurance policies. Gulf South is vigorously pursuing its insurance claims, and any recovery under its insurance policies will be recorded when realization becomes probable.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

Included in these financial statements is a liability for estimated remediation costs which the company expects to incur in 2004 of approximately $17.0 million as well as a $1.0 million reduction of base gas, both of which have been expensed, related to this matter. While Gulf South believes its cost estimates are reasonable, it is possible that as additional facts become available, additional charges may be required. At this time, Gulf South cannot assess whether future costs, if any, will be material in the period in which they are recorded.

Lease Commitments

The Company has various operating lease commitments extending through the year 2008 covering storage facilities and other equipment. Total operating lease expenses for the years ended December 31, 2003, 2002, and 2001, were $1.4 million, $2.5 million, and $2.0 million, respectively. Minimum future commitments related to these items at December 31, 2003, are as follows:

(in thousands)
2004	$1,284
2005	1,126
2006	1,126
2007	1,000
2008	750

Total	$5,286

12. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, whether on or off balance sheet, consist primarily of cash equivalents, trade receivables, natural gas futures, and swap and option contracts as to which book value equals fair market value. The Company maintains cash equivalents in securities of major domestic and international corporations and financial institutions. Investment policy limits the credit exposure to any one corporation or institution.

The Company’s operations are primarily concentrated in the natural gas industry, and its major customers’ operations are also heavily concentrated in the same industry. Gulf South manages trade credit risks to minimize exposure of uncollectible trade receivables.

Prospective and existing customers are reviewed for creditworthiness based upon pre-established standards, with customers not meeting minimum standards providing various requisite secured payment terms.

Approximately 19.6%, 19.2%, and 13.7% of Gulf South’s operating revenues were derived from one major customer for the years ended December 31, 2003 and 2002, and the eleven months ended December 31, 2001, respectively.

Inherent in the futures contracts and natural gas price swap agreements are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorable or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Gulf South takes an active role in managing and controlling market and credit risk and has established control procedures, which are reviewed on an ongoing basis. The Company monitors market risk through a variety of techniques, including daily reporting of open positions to senior management. The Company attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

Gulf South Pipeline Company, LP

Notes to Financial Statements—(Continued)

13. Impairment and Abandonment

In 1999, a decision was made by the Company’s management to abandon its under-utilized onshore Dallas Line (“Index 1”). The line had a net book value of $1.8 million, which was written off as a component of other income during 1999. In addition, $2.4 million in estimated abandonment costs related to the Dallas Line were accrued during 1999. In 2001, an additional $1.4 million was accrued for additional estimated abandonment costs related to the Dallas Line based on a 2001 FERC ruling. The total abandonment accrual related to Index 1, net of previous cost incurred, amounted to $1.2 million and $1.6 million as of December 31, 2003 and 2002, respectively. Such amounts are recorded in “Accrued liabilities.” The Dallas Line was abandoned upon FERC approval in September 20, 2001.

14. Selected Quarterly Financial Data (unaudited)

Summarized quarterly financial data (unaudited) for the years ended December 31, 2003 and 2002 follows (expressed in thousands):

	2003 For the Quarter Ended
	March 31		June 30	September 30	December 31
Revenues	$60,092		$49,561	$46,938	$55,148
Gross profit	32,597		27,611	23,722	11,986
Operating income	15,542		9,377	1,944	(12,505	)(b)
Net income	15,590	(a)	9,267	2,300	(12,450	)(b)

	2002 For the Quarter Ended
	March 31		June 30	September 30	December 31
Revenues	$57,229		$44,243	$42,257	$61,509
Gross profit	44,046		27,769	23,917	39,649
Operating income	28,437		12,218	9,348	23,564
Net income	28,096		12,666	9,763	24,789

(a)	Includes cumulative effect of a change in accounting principle of $0.7 million.
(b)	Includes a charge of $18 million related to the Napoleonville Salt Dome Matter (see Note 11).

15. Subsequent Event (unaudited)

EKLP has entered into a definitive agreement to sell Gulf South to TGT Pipeline, LLC for a cash purchase price of approximately $1.136 billion, subject to certain working capital adjustments. The closing of the transaction occurred on December 29, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Boardwalk Pipeline Partners, LP:

We have audited the accompanying statement of financial position of Boardwalk Pipeline Partners, LP (the “Company”) as of August 4, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of the Company at August 4, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

August 15, 2005

BOARDWALK PIPELINE PARTNERS, LP

STATEMENT OF FINANCIAL POSITION

As of August 4, 2005

Assets	$—

Partners Equity:
Limited partner’s equity	$980
General partner’s equity	20
Receivable from partners	(1,000)

Total Partners’ Equity	$—

The accompanying notes are an integral part of this financial statement.

BOARDWALK PIPELINE PARTNERS, LP

NOTES TO THE STATEMENT OF FINANCIAL POSITION

1. Organization and Operations

Boardwalk Pipeline Partners, LP (Boardwalk LP) is a Delaware limited partnership formed on August 4, 2005, to acquire the assets of Boardwalk Pipelines, LLC, a predecessor entity. Boardwalk LP intends to operate the acquired assets through a wholly owned operating partnership.

Boardwalk LP intends to offer 15,000,000 common units, representing limited partner interests, pursuant to a public offering. Separately, Boardwalk LP will issue 53,256,122 common units and 33,093,878 subordinated units, representing additional limited partner interests, and an aggregate 2% general partner interest to subsidiaries of Loews Corporation. Boardwalk GP, LP will serve as general partner of Boardwalk LP.

Boardwalk GP, LP, as general partner, has committed to contribute $20 and Boardwalk Pipelines Holding Corp., has committed to contribute $980 to Boardwalk LP as of August 4, 2005. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of Boardwalk, LP immediately subsequent to this initial capitalization. There have been no other transactions involving Boardwalk, LP as of August 15, 2005.

2. Significant Accounting Policy

Use of Management Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Boardwalk GP, LP:

We have audited the accompanying statement of financial position of Boardwalk GP, LP (the “Company”) as of August 4, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of the Company at August 4, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

Chicago, Illinois

August 15, 2005

BOARDWALK GP, LP

STATEMENT OF FINANCIAL POSITION

As of August 4, 2005

Assets	$—

Partners Equity:
Limited partner’s equity	$999.90
General partner’s equity	0.10
Receivable from partners	(1,000.00)

Total Partners’ Equity	$—

The accompanying notes are an integral part of this financial statement.

BOARDWALK GP, LP

NOTES TO THE STATEMENT OF FINANCIAL POSITION

1. Organization and Operations

Boardwalk GP, LP (Boardwalk GP) is a Delaware limited partnership formed on August 4, 2005, for the purpose of becoming the general partner of Boardwalk Pipeline Partners, LP. Boardwalk GP has committed to contribute $20 of capital to Boardwalk Pipeline Partners, LP at formation.

Concurrent with the formation, Boardwalk GP, LLC, as general partner, committed to contribute $0.10, and Boardwalk Pipelines Holding Corporation, committed to contribute $999.90 to the partnership. These contributions receivable are reflected as a reduction to equity in accordance with generally accepted accounting principles. The accompanying financial statement reflects the financial position of Boardwalk GP immediately subsequent to this initial capitalization. There have been no other transactions involving Boardwalk GP as of August 15, 2005.

2. Significant Accounting Policy

Use of Management Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

3. Incentive Distribution Rights

In connection with the partnership agreement of Boardwalk Pipeline Partners, LP, Boardwalk GP has received certain incentive distribution rights which allow it to receive an increasing percentage of quarterly distributions of available cash from operating surplus of Boardwalk Pipeline Partners, LP.

APPENDIX A

FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

BOARDWALK PIPELINE PARTNERS, LP

ARTICLE I

DEFINITIONS

BOARDWALK PIPELINE PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

BOARDWALK PIPELINE PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

BOARDWALK PIPELINE PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

BOARDWALK PIPELINE PARTNERS, LP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED

PARTNERSHIP OF BOARDWALK PIPELINE PARTNERS, LP

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF BOARDWALK PIPELINE PARTNERS, LP dated as of                     , 2005, is entered into by and between Boardwalk GP, LP, a Delaware limited partnership, as the General Partner, and Boardwalk Pipelines Holding Corp., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Acquisition” means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a)    Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b)    If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period.

“Additional Limited Partner” means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each fiscal year of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of all losses and deductions that, as of the end of such fiscal year, are reasonably expected to be allocated to such Partner in subsequent years under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that, as of the end of such fiscal year, are reasonably expected to be made to such Partner in subsequent years in accordance with the terms of this Agreement or otherwise to the extent they exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during (or prior to) the year in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The “Adjusted Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Adjusted Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net decrease in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clauses (a)(i) and (a)(ii) of the definition of Operating Surplus.

“Adjusted Property” means any property the Carrying Value of which has been adjusted pursuant to Section 5.5(d)(i) or 5.5(d)(ii).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Remaining Net Positive Adjustments” means, as of the end of any taxable period, the sum of the Remaining Net Positive Adjustments of all the Partners.

“Agreed Allocation” means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1, including a Curative Allocation (if appropriate to the context in which the term “Agreed Allocation” is used).

“Agreed Value” of any Contributed Property means the fair market value of such property or other consideration at the time of contribution as determined by the General Partner. The General Partner shall use such method as it determines to be appropriate to allocate the aggregate Agreed Value of Contributed Properties contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each Contributed Property.

“Agreement” means this First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, as it may be amended, supplemented or restated from time to time.

“Assignee” means a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application, including a Taxation Certification, as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

“Available Cash” means, with respect to any Quarter ending prior to the Liquidation Date:

(a)    the sum of (i) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

(b)    the amount of any cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures, for anticipated future credit needs of the Partnership Group and for refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing relating to FERC rate proceedings) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject or (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

Notwithstanding the foregoing, “Available Cash” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Board of Directors” means, with respect to the Board of Directors of the General Partner, its board of directors or managers, as applicable, if a corporation or limited liability company, or if a limited partnership, the board of directors or board of managers of the general partner of the General Partner.

“Book Basis Derivative Items” means any item of income, deduction, gain or loss included in the determination of Net Income or Net Loss that is computed with reference to the Carrying Value of an Adjusted Property (e.g., depreciation, depletion, or gain or loss with respect to an Adjusted Property).

“Book-Down Event” means an event that triggers a negative adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Book-Tax Disparity” means with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or

Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner’s share of the Partnership’s Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner’s Capital Account balance as maintained pursuant to Section 5.5 and the hypothetical balance of such Partner’s Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

“Book-Up Event” means an event that triggers a positive adjustment to the Capital Accounts of the Partners pursuant to Section 5.5(d).

“Business Day” means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Kentucky shall not be regarded as a Business Day.

“Capital Account” means the capital account maintained for a Partner pursuant to Section 5.5. The “Capital Account” of a Partner in respect of a General Partner Unit, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount that such Capital Account would be if such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest were the only interest in the Partnership held by such Partner from and after the date on which such General Partner Unit, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

“Capital Contribution” means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership.

“Capital Improvement” means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including pipelines, terminals, tankage and other storage and distribution facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase (x) the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction or (y) cash flow.

“Capital Surplus” has the meaning assigned to such term in Section 6.3(a).

“Carrying Value” means (a) with respect to a Contributed Property, the Agreed Value of such property reduced (but not below zero) by all depreciation, amortization and cost recovery deductions charged to the Partners’ and Assignees’ Capital Accounts in respect of such Contributed Property, and (b) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Sections 5.5(d)(i) and 5.5(d)(ii) and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

“Cause” means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud or willful misconduct in its capacity as a general partner of the Partnership.

“Certificate” means (a) a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more Common Units or (b) a certificate, in such form as may be adopted by the General Partner, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

“Certificate of Limited Partnership” means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 7.2, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

“claim” (as used in Section 7.12(d)) has the meaning assigned to such term in Section 7.12(d).

“Closing Date” means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

“Closing Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange (other than the Nasdaq National Market) on which the respective Limited Partner Interests are listed or admitted to trading or, if such Limited Partner Interests are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq National Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq National Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined by the General Partner.

“Code” means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” has the meaning assigned to such term in Section 11.3(a).

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not include a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Conflicts Committee” means a committee of the Board of Directors of the General Partner composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which the Common Units are listed or admitted to trading.

“Contributed Property” means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution and Conveyance Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

“Curative Allocation” means any allocation of an item of income, gain, deduction, loss or credit pursuant to the provisions of Section 6.1(d)(xi).

“Current Market Price” means, in respect of any class of Limited Partner Interests, as of the date of determination, the average of the daily Closing Prices per Limited Partner Interest of such class for the 20 consecutive Trading Days immediately prior to such date.

“Delaware Act” means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

“Departing General Partner” means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

“Depositary” means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Eligible Holder” means a Person either (a) subject to United States federal income taxation on the income generated by the Partnership or (b) in the case of entities that are pass-through entities for United States federal income taxation, all of whose beneficial owners are subject to United States federal income taxation on the income generated by the Partnership.

“Estimated Incremental Quarterly Tax Amount” has the meaning assigned to such term in Section 6.9.

“Event of Withdrawal” has the meaning assigned to such term in Section 11.1(a).

“FERC” means the Federal Energy Regulatory Commission.

“Final Subordinated Units” has the meaning assigned to such term in Section 6.1(d)(x).

“First Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(D).

“First Target Distribution” means $0.4025 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0. 4025 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Fully Diluted Basis” means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; provided, however, that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.7, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

“General Partner” means Boardwalk GP, LP, a Delaware limited partnership, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in its capacity as general partner of the Partnership (except as the context otherwise requires).

“General Partner Interest” means the ownership interest of the General Partner in the Partnership, in its capacity as a general partner without reference to any Limited Partner Interest held by it, which is evidenced by General Partner Units, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

“General Partner Unit” means a fractional part of the General Partner Interest having the rights and obligations specified with respect to the General Partner Interest. General Partner Units are equivalents of other “Units” for the allocation and distribution purposes of Article VI only, and shall be “Units” only for such purpose and for the purpose of other defined terms when used in Article VI.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons), exercising investment power or disposing of any Partnership Interests with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Interests.

“Group Member” means a member of the Partnership Group.

“Group Member Agreement” means the partnership agreement of any Group Member, other than the Partnership, that is a limited or general partnership, the limited liability company agreement of any Group Member that is a limited liability company, the certificate of incorporation and bylaws or similar organizational documents of any Group Member that is a corporation, the joint venture agreement or similar governing document of any Group Member that is a joint venture and the governing or organizational or similar documents of any other Group Member that is a Person other than a limited or general partnership, limited liability company, corporation or joint venture, as such may be amended, supplemented or restated from time to time.

“Holder” as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

“Incentive Distribution Right” means a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in Boardwalk Pipelines, LP to the Partnership pursuant to the Contribution Agreement, which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v).

“Indemnified Persons” has the meaning assigned to such term in Section 7.12(d).

“Indemnitee” means (a) the General Partner, (b) any Departing General Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing General Partner, (d) any Person who is or was a member, partner, director, officer, fiduciary or trustee of any Group Member, the General Partner or any Departing General Partner or any Affiliate of any Group Member, the General Partner or any Departing General Partner, (e) any Person who is or was serving at the request of the General Partner or any Departing General Partner or any Affiliate of the General Partner or any Departing General Partner as an officer, director, member, partner, fiduciary or trustee of another Person; provided that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, and (f) any Person the General Partner designates as an “Indemnitee” for purposes of this Agreement.

“Ineligible Assignee” means a Person whom the General Partner has determined is not an Eligible Holder.

“Initial Common Units” means the Common Units sold in the Initial Offering.

“Initial Limited Partners” means Boardwalk Pipelines Holding Corp., the General Partner (with respect to the Common Units, Subordinated Units and Incentive Distribution Rights received by it pursuant to Section 5.2), and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

“Initial Offering” means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

“Initial Unit Price” means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

“Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements; (d) the termination of interest rate swap agreements; (e) capital contributions; and (f) corporate reorganizations or restructurings.

“Issue Price” means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

“Limited Partner” means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each

Additional Limited Partner and any Departing General Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3, in each case, in such Person’s capacity as a limited partner of the Partnership or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term “Limited Partner” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right (solely with respect to its Incentive Distribution Rights and not with respect to any other Limited Partner Interest held by such Person) except as may otherwise be required by law.

“Limited Partner Interest” means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term “Limited Partner Interest” is used herein in the context of any vote or other approval, including Articles XIII and XIV, such term shall not, solely for such purpose, include any Incentive Distribution Right except as may be required by law.

“Limited Partner Unit” means each of the Common Units, Subordinated Units and other Units representing fractional parts of the Partnership Interests of all Limited Partners and Assignees.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“Merger Agreement” has the meaning assigned to such term in Section 14.1.

“Minimum Quarterly Distribution” means $0.35 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.35 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act, and any successor to such statute, or the Nasdaq National Market or any successor thereto.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (b) in the case of any property distributed to a Partner or Assignee by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any indebtedness either assumed by such Partner or Assignee upon such distribution or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

“Net Income” means, for any taxable year, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Loss” means, for any taxable year, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year over the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable year. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) and shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made as if Section 6.1(d)(xii) were not in this Agreement.

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable year, the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable year, the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) and shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Sections 6.2(b)(i)(A), 6.2(b)(ii)(A) and 6.2(b)(iii) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” has the meaning assigned to such term in Section 15.1(b).

“Operating Expenditures” means all Partnership Group expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including, but not limited to, taxes, reimbursements of the General Partner, non-Pro Rata repurchases of Units, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

(a)    payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

(b)    Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each.

“Operating Partnership” means Boardwalk Pipelines, LP, a Delaware limited partnership, and any successors thereto.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a)    the sum of (i) $75 million, (ii) all cash and cash equivalents of the Partnership Group (or the Partnership’s proportionate share of cash and cash equivalents in the case of Subsidiaries that are not wholly owned) on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iv) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

(b)    the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves (or the Partnership’s proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) established by the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

“Opinion of Counsel” means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner.

“Option Closing Date” means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

“Organizational Limited Partner” means Boardwalk Pipelines Holding Corp. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

“Outstanding” means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership’s books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of the Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply to (i) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) any Person or Group who acquired 20% or more of the Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the Board of Directors.

“Over-Allotment Option” means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

“Partner Nonrecourse Debt” has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

“Partner Nonrecourse Debt Minimum Gain” has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

“Partner Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

“Partners” means the General Partner and the Limited Partners.

“Partnership” means Boardwalk Pipeline Partners, LP, a Delaware limited partnership.

“Partnership Group” means the Partnership and its Subsidiaries treated as a single entity.

“Partnership Interest” means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

“Partnership Minimum Gain” means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

“Partnership Security” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including Common Units, Subordinated Units, General Partner Units and Incentive Distribution Rights.

“Percentage Interest” means as of any date of determination (a) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 100% less the percentage applicable to clause (b) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units and (b) as to the holders of other Partnership Securities issued by the Partnership in accordance with Section 5.6, the percentage established as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

“Per Unit Capital Amount” means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

“Pro Rata” means (a) when used with respect to Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when used with respect to Partners and Assignees or Record Holders, apportioned among all Partners and Assignees or Record Holders in accordance with their relative Percentage Interests and (c) when used with respect to holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number or percentage of Incentive Distribution Rights held by each such holder.

“Purchase Date” means the date determined by the General Partner as the date for purchase of all Outstanding Limited Partner Interests of a certain class (other than Limited Partner Interests owned by the General Partner and its Affiliates) pursuant to Article XV.

“Quarter” means, unless the context requires otherwise, a fiscal quarter of the Partnership, or, with respect to the first fiscal quarter of the Partnership after the Closing Date, the portion of such fiscal quarter after the Closing Date.

“Recapture Income” means any gain recognized by the Partnership (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

“Record Date” means the date established by the General Partner or otherwise in accordance with this Agreement for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

“Record Holder” means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Interests, the Person in whose name any such other Partnership Interest is registered on the books that the General Partner has caused to be kept as of the opening of business on such Business Day.

“Redeemable Interests” means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

“Registration Statement” means the Registration Statement on Form S-1 as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Limited Partner Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Limited Partner Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Units), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Units for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Required Allocations” means (a) any limitation imposed on any allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c)(ii) and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), 6.1(d)(ii), 6.1(d)(iv), 6.1(d)(vii) or 6.1(d)(ix).

“Residual Gain” or “Residual Loss” means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of a Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 6.2(b)(i)(A) or 6.2(b)(ii)(A), respectively, to eliminate Book-Tax Disparities.

“Retained Converted Subordinated Unit” has the meaning assigned to such term in Section 5.5(c)(ii).

“Second Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.4375 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.4375 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Share of Additional Book Basis Derivative Items” means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders holding Limited Partner Units, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders’ Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time, (ii) with respect to the General Partner (as holder of the General Partner Units), the amount that bears the same ratio to such Additional Book Basis Derivative Items as the General Partner’s Remaining Net Positive Adjustments as of the end of such period bears to the Aggregate Remaining Net Positive Adjustment as of that time, and (iii) with respect to the Partners holding Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the Partners holding the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

“Special Approval” means approval by a majority of the members of the Conflicts Committee.

“Subordinated Unit” means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term “Subordinated Unit” does not include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

“Subordination Period” means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)    the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter, in respect of which (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units and the General Partner Units during such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to each such period and (ii) there are no Cumulative Common Unit Arrearages; and

(b)    the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal.

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Substituted Limited Partner” means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

“Surviving Business Entity” has the meaning assigned to such term in Section 14.2(b).

“Taxation Certification” means a properly completed certificate in such form or forms as may be specified by the General Partner by which a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Holder and includes a Transfer Application containing such a certification.

“Third Liquidation Target Amount” has the meaning assigned to such term in Section 6.1(c)(i)(F).

“Third Target Distribution” means $0.525 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on December 31, 2005, it means the product of $0.525 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 92), subject to adjustment in accordance with Sections 6.6 and 6.9.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests are listed is open for the transaction of business or, if Limited Partner Interests of a class are not listed on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” has the meaning assigned to such term in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the General Partner to act as registrar and transfer agent for the Common Units; provided, that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

“Transfer Application” means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement dated as of [            ], 2005 among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Security that is designated as a “Unit” and shall include Common Units and Subordinated Units and, for the purpose of the definition of “Percentage Interest,” Article VI and defined terms when used in Article VI, General Partner Units, but shall for no purposes include Incentive Distribution Rights.

“Unitholders” means the holders of Units.

“Unit Majority” means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and after the end of the Subordination Period, at least a majority of the Outstanding Common Units.

“Unpaid MQD” has the meaning assigned to such term in Section 6.1(c)(i)(B).

“Unrealized Gain” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the fair market value of such property as of such date (as determined under Section 5.5(d)) over (b) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date).

“Unrealized Loss” attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (a) the Carrying Value of such property as of such date (prior to any adjustment to be made pursuant to Section 5.5(d) as of such date) over (b) the fair market value of such property as of such date (as determined under Section 5.5(d)).

“Unrecovered Initial Unit Price” means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

“U.S. GAAP” means United States generally accepted accounting principles consistently applied.

“Withdrawal Opinion of Counsel” has the meaning assigned to such term in Section 11.1(b).

“Working Capital Borrowings” means borrowings used solely for working capital purposes or to pay distributions to Partners, made pursuant to a credit facility, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional Working Capital Borrowings.

Section 1.2    Construction.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the terms “include”, “includes”, “including” and words of like import shall be deemed to be followed by the words “without limitation”; and (d) the terms “hereof”, “herein” and “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes.

Section 2.2    Name.

The name of the Partnership shall be “Boardwalk Pipeline Partners, LP”. The Partnership’s business may be conducted under any other name or names as determined by the General Partner, including the name of the General Partner. The words “Limited Partnership,” “L.P.,” “Ltd.” or similar words or letters shall be included in the Partnership’s name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808-1645, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be Corporation Service Company. The principal office of the Partnership shall be located at 3800 Frederica Street, Owensboro, Kentucky, 42301 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner shall determine necessary or appropriate. The address of the General Partner shall be 3800 Frederica Street, Owensboro, Kentucky, 42301 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership shall be to engage directly in, or enter into or form, hold and dispose of any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activities that relate to the business of gathering, transmitting by pipeline, processing or storing natural gas (either in gaseous or liquid form) or activities now or hereafter customarily conducted in conjunction with gathering, transmitting by pipeline, processing or storing natural gas (either in gaseous or liquid form), that is approved by the General Partner, in its sole discretion, and any other business that is approved by the General Partner, in its sole discretion, and in any event that lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, and do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member; provided, however, that the General Partner shall not cause the Partnership to engage, directly or indirectly, in any business activity that the General Partner determines would cause the Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. To the fullest extent permitted by law, the General Partner shall have no duty or obligation to propose or approve, and may, in its individual capacity, decline to propose or approve, the conduct by the Partnership of any business free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to so propose or approve, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity.

Section 2.5    Powers.

The Partnership shall be empowered to do any and all acts and things necessary or appropriate for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

(a)    Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

(i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator determines to be necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator determines to be necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger, consolidation or conversion of the Partnership pursuant to Article XIV; and

(ii)    execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments that the General Partner or the Liquidator determines to be necessary or appropriate to (A) make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or (B) effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

(b)    The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner’s or Assignee’s Partnership Interest and shall extend to such Limited Partner’s or Assignee’s heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator may request in order to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership’s business, transact any business in the Partnership’s name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

Subject to the provisions of Section 7.5, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

(a)    In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner’s interest as a Limited Partner in the Partnership, upon reasonable written demand stating the purpose of such demand, and at such Limited Partner’s own expense:

(i)    to obtain true and full information regarding the status of the business and financial condition of the Partnership;

(ii)    promptly after its becoming available, to obtain a copy of the Partnership’s federal, state and local income tax returns for each year;

(iii)    to obtain a current list of the name and last known business, residence or mailing address of each Partner;

(iv)    to obtain a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with copies of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

(v)    to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and that each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

(vi)    to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

(b)    The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or its business or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

Upon the Partnership’s issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue, upon the request of such Person, one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner’s request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its General Partner Units and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the President or any Executive Vice President, Senior Vice President or Vice President and the Secretary or any Assistant Secretary of the General Partner. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.7.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

(a)    If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of the General Partner on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

(b)    The appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

(i)    makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

(ii)    requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)    if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may direct to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

(iv)    satisfies any other reasonable requirements imposed by the General Partner.

If a Limited Partner or Assignee fails to notify the General Partner within a reasonable period of time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

(c)    As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.

The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application, including a Taxation Certification, and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

(a)    The term “transfer,” when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction (i) by which the General Partner assigns its General Partner Units to another

Person or by which a holder of Incentive Distribution Rights assigns its Incentive Distribution Rights to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise or (ii) by which the holder of a Limited Partner Interest (other than an Incentive Distribution Right) assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

(b)    No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

(c)    Nothing contained in this Agreement shall be construed to prevent a disposition by any stockholder, member, partner or other owner of the General Partner of any or all of the shares of stock, membership interests, partnership interests or other ownership interests in the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

(a)    The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

(b)    Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application, properly completed and including a Taxation Certification, duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto. No distributions or allocations will be made in respect of the Limited Partner Interests until a properly completed Transfer Application has been delivered.

(c)    Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

(d)    Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

(e)    A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement, and (v) given the consents and approvals and made the waivers contained in this Agreement.

(f)    The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner’s General Partner Interest.

(a)    Subject to Section 4.6(c) below, prior to September 30, 2015, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into such other Person or the transfer by the General Partner of all or substantially all of its assets to such other Person.

(b)    Subject to Section 4.6(c) below, on or after September 30, 2015, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

(c)    Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability under Delaware law of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the General Partner Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

Prior to September 30, 2015, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders to (a) an Affiliate of such holder (other than an individual) or (b) another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all the ownership interests in such holder. Any other transfer of the Incentive Distribution Rights prior to September 30, 2015 shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after September 30, 2015, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement. The General Partner and any transferee or transferees of the Incentive Distribution Rights may agree in a separate instrument as to the General Partner’s exercise of its rights with respect to the Incentive Distribution Rights under Section 11.3 hereof.

Section 4.8    Restrictions on Transfers.

(a)    Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the

Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

(b)    The General Partner may impose restrictions on the transfer of Partnership Interests if it receives an Opinion of Counsel that such restrictions are necessary to avoid a significant risk of the Partnership becoming taxable as a corporation or otherwise becoming taxable as an entity for federal income tax purposes. The General Partner may impose such restrictions by amending this Agreement; provided, however, that any amendment that would result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then listed or admitted to trading must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

(c)    The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

(d)    Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed or admitted to trading.

(e)    Each certificate evidencing Partnership Interests shall bear a conspicuous legend in substantially the following form:

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF BOARDWALK PIPELINE PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF BOARDWALK PIPELINE PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE BOARDWALK PIPELINE PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). BOARDWALK GP, LP, THE GENERAL PARTNER OF BOARDWALK PIPELINE PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF BOARDWALK PIPELINE PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

Section 4.9    Taxation Certifications; Ineligible Assignees.

(a)    If a transferee of a Limited Partner Interest fails to furnish a properly completed Taxation Certification in a Transfer Application or if, upon receipt of such Taxation Certification or otherwise, the General Partner determines that such transferee is not an Eligible Holder, the Limited Partner Interests owned by such transferee shall be subject to redemption in accordance with the provisions of Section 4.10.

(b)    The General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Taxation Certification or such other information concerning his federal income tax status with respect to the income and loss generated by the Partnership (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the federal income tax status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Taxation Certification or other requested information or if upon receipt of such Taxation Certification or other requested information the General Partner determines that a Limited Partner or Assignee is not an Eligible Holder, the Limited Partner Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Limited Partner or Assignee be changed to that of a Ineligible Assignee and, thereupon, the General Partner shall be substituted for such Ineligible Assignee as the Limited Partner in respect of the Ineligible Assignee’s Limited Partner Interests.

(c)    The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Ineligible Assignee, distribute the votes in the same ratios as the votes of Partners (including the General Partner) in respect of Limited Partner Interests other than those of Ineligible Assignee are cast, either for, against or abstaining as to the matter.

(d)    At any time after an Ineligible Assignee can and does certify that it has become an Eligible Holder, such Ineligible Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Ineligible Assignee not redeemed pursuant to Section 4.10, and upon admission of such Ineligible Assignee pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of such Ineligible Assignee’s Limited Partner Interests.

Section 4.10    Redemption of Partnership Interests of Ineligible Assignees.

(a)    If at any time a Limited Partner, Assignee or transferee fails to furnish a Taxation Certification or other information requested within the 30-day period specified in Section 4.9(b) or in a Transfer Application, or if upon receipt of such Taxation Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner, Assignee or transferee is not an Eligible Holder, the Partnership may, unless the Limited Partner, Assignee or transferee establishes to the satisfaction of the General Partner that such Limited Partner, Assignee or transferee is an Eligible Holder or has transferred his Partnership Interests to a Person who is an Eligible Holder and who furnishes a Taxation Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Limited Partner Interest of such Limited Partner, Assignee or transferee as follows:

(i)    The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner, Assignee or transferee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that by virtue of the Limited Partner, Assignee or transferee’s status as an Ineligible Assignee, no further allocations or distributions to which the such Person would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

(ii)    The aggregate redemption price for Redeemable Interests shall be an amount equal to the lesser of (i) the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed and (ii) the price paid for such Limited Partner Interests by the Limited Partner, Assignee or transferee. The redemption price shall be paid, as determined by the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 5% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

(iii)    Upon surrender by or on behalf of the Limited Partner, Assignee or transferee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner, Assignee or transferee or his duly authorized representative shall be entitled to receive the payment therefor.

(iv)    After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

(b)    The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Holder.

(c)    Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Transfer Application that he is an Eligible Holder. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner Interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner Interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Contribution Agreement; and the initial Capital Contribution of the Organizational Limited Partner shall thereupon be refunded. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner.

Section 5.2    Contributions by the General Partner and its Affiliates.

(a)    On the Closing Date and pursuant to the Contribution Agreement: (i) the General Partner shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Boardwalk Pipelines, LP in exchange for (A) 2,068,367 General Partner Units representing the 2% General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (B) the Incentive Distribution Rights; and (ii) Boardwalk Pipelines Holding Corp. shall contribute to the Partnership, as a Capital Contribution, all of its ownership interests in Boardwalk Operating GP, LLC and Boardwalk Pipelines, LP in exchange for (A) 53,256,122 Common Units and (B) 33,093,878 Subordinated Units.

(b)    Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the Common Units issued in the Initial Offering), the General Partner may, in exchange for a proportionate number of General Partner Units, make additional Capital Contributions in an amount equal to the product obtained by multiplying (i) the quotient determined by dividing (A) the General Partner’s Percentage Interest by (B) 100 less the General Partner’s Percentage Interest times (ii) the amount contributed to the Partnership by the Limited Partners in exchange for such additional Limited Partner Interests. Except as set forth in Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Limited Partners.

(a)    On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contribution to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(b)    Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units to be purchased by such Underwriter at the Option Closing Date. In exchange for such Capital Contributions by the Underwriters, the Partnership shall issue Common Units to each Underwriter on whose behalf such Capital Contribution is made in an amount equal to the quotient obtained by dividing (i) the cash contributions to the Partnership by or on behalf of such Underwriter by (ii) the Issue Price per Initial Common Unit.

(c)    No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 15,000,000, (ii) the “Option Units” as such term is used in the Underwriting Agreement in an aggregate number up to 2,250,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 33,093,878 Subordinated Units issuable pursuant to Section 5.2 hereof, (iv) the 53,256,122 Common Units issuable pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.

Section 5.4    Interest and Withdrawal.

No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

(a)    The Partnership shall maintain for each Partner (or a beneficial owner of Partnership Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method acceptable to the General Partner) owning a Partnership Interest a separate Capital Account with respect to such Partnership Interest in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions made to the Partnership with respect to such Partnership Interest and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1, and decreased by (x) the amount of cash or Net Agreed Value of all actual and deemed distributions of cash or property made with respect to such Partnership Interest and (y) all items of Partnership deduction and loss computed in accordance with Section 5.5(b) and allocated with respect to such Partnership Interest pursuant to Section 6.1.

(b)    For purposes of computing the amount of any item of income, gain, loss or deduction which is to be allocated pursuant to Article VI and is to be reflected in the Partners’ Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for that purpose), provided, that:

(i)    Solely for purposes of this Section 5.5, the Partnership shall be treated as owning directly its proportionate share (as determined by the General Partner based upon the provisions of the applicable Group Member Agreement) of all property owned by any other Group Member that is classified as a partnership for federal income tax purposes.

(ii)    All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that can neither be deducted nor amortized under Section 709 of the Code, if any, shall, for purposes of Capital Account maintenance, be treated as an item of deduction at the time such fees and other expenses are incurred and shall be allocated among the Partners pursuant to Section 6.1.

(iii)    Except as otherwise provided in Treasury Regulation Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership and, as to those items described in Section 705(a)(1)(B) or 705(a)(2)(B) of the Code, without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment in the Capital Accounts shall be treated as an item of gain or loss.

(iv)    Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership’s Carrying Value with respect to such property as of such date.

(v)    In accordance with the requirements of Section 704(b) of the Code, any deductions for depreciation, cost recovery or amortization attributable to any Contributed Property shall be determined as if the adjusted basis of such property on the date it was acquired by the Partnership were equal to the Agreed Value of such property. Upon an adjustment pursuant to Section 5.5(d) to the Carrying Value of any Partnership property subject to depreciation, cost recovery or amortization, any further deductions for such depreciation, cost recovery or amortization attributable to such property shall be determined (A) as if the adjusted basis of such property were equal to the Carrying Value of such property immediately following such adjustment and (B) using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes; provided, however, that, if the asset has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any method that the General Partner may adopt.

(vi)    If the Partnership’s adjusted basis in a depreciable or cost recovery property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall, solely for purposes hereof, be deemed to be an additional depreciation or cost recovery deduction in the year such property is placed in service and shall be allocated among the Partners pursuant to Section 6.1. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall, to the extent possible, be allocated in the same manner to the Partners to whom such deemed deduction was allocated.

(c)    (i)    A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

(ii)    Subject to Section 6.7(c), immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 by a holder thereof (other than a transfer to an Affiliate unless the General Partner elects to have this subparagraph 5.5(c)(ii) apply), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to the Subordinated Units or converted Subordinated Units to be transferred in an amount equal to the product of (x) the number of such Subordinated Units or converted Subordinated Units to be transferred and (y) the Per Unit Capital Amount for a Common Unit, and (B) second, any remaining balance in such Capital Account will be retained by the transferor, regardless of whether it has retained any Subordinated Units or converted Subordinated Units (“Retained Converted

Subordinated Units”). Following any such allocation, the transferor’s Capital Account, if any, maintained with respect to the retained Subordinated Units or Retained Converted Subordinated Units, if any, will have a balance equal to the amount allocated under clause (B) hereinabove, and the transferee’s Capital Account established with respect to the transferred Subordinated Units or converted Subordinated Units will have a balance equal to the amount allocated under clause (A) hereinabove.

(d)    (i)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), on an issuance of additional Partnership Interests for cash or Contributed Property, the issuance of Partnership Interests as consideration for the provision of services or the conversion of the General Partner’s Combined Interest to Common Units pursuant to Section 11.3(b), the Capital Account of all Partners and the Carrying Value of each Partnership property immediately prior to such issuance shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property immediately prior to such issuance and had been allocated to the Partners at such time pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines) to arrive at a fair market value for individual properties.

(ii)    In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), immediately prior to any actual or deemed distribution to a Partner of any Partnership property (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the Capital Accounts of all Partners and the Carrying Value of all Partnership property shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as if such Unrealized Gain or Unrealized Loss had been recognized in a sale of such property immediately prior to such distribution for an amount equal to its fair market value, and had been allocated to the Partners, at such time, pursuant to Section 6.1 in the same manner as any item of gain or loss actually recognized during such period would have been allocated. In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) immediately prior to a distribution shall (A) in the case of an actual distribution that is not made pursuant to Section 12.4 or in the case of a deemed distribution, be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such method of valuation as it may adopt.

Section 5.6    Issuances of Additional Partnership Securities.

(a)    The Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partners.

(b)    Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner, including (i) the right to share in Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions; (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may or shall be required to redeem the Partnership Security (including sinking fund provisions); (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each Partnership

Security will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Percentage Interest as to such Partnership Security; and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

(c)    The General Partner shall take all actions that it determines to be necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner shall determine the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed or admitted to trading.

Section 5.7    Conversion of Subordinated Units.

(a)    All of the Subordinated Units will convert into Common Units on a one-for-one basis on the second Business Day following the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2006, in respect of which:

(i)    distributions of Available Cash from Operating Surplus under Section 6.4(a) on each of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Outstanding Common Units, Subordinated Units, General Partner Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such period;

(ii)    the Adjusted Operating Surplus for the four-Quarter period immediately preceding such date equaled or exceeded the sum of the Third Target Distribution on all of the Common Units, Subordinated Units, General Partner Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis with respect to such period; and

(iii)    there are no Cumulative Common Unit Arrearages.

(b)    If the Subordinated Units are not converted into Common Units pursuant to Section 5.7(a), the Subordinated Units shall convert into Common Units on a one-for-one basis upon the expiration of the Subordination Period.

(c)    Notwithstanding any other provision of this Agreement, all the Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

(d)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.8    Limited Preemptive Right.

Except as provided in this Section 5.8 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.9    Splits and Combinations.

(a)    Subject to Sections 5.9(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units are proportionately adjusted.

(b)    Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

(c)    Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

(d)    The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.9(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.10    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership’s items of income, gain, loss and deduction (computed in accordance with Section 5.5(b)) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

(a)    Net Income.  After giving effect to the special allocations set forth in Section 6.1(d), Net Income for each taxable year and all items of income, gain, loss and deduction taken into account in computing Net Income for such taxable year shall be allocated as follows:

(i)    First, 100% to the General Partner, in an amount equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years until the aggregate Net Income allocated to the General Partner pursuant to this Section 6.1(a)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to the General Partner pursuant to Section 6.1(b)(iii) for all previous taxable years;

(ii)    Second, 100% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Income allocated to such Partners pursuant to this Section 6.1(a)(ii) for the current taxable year and all previous taxable years is equal to the aggregate Net Losses allocated to such Partners pursuant to Section 6.1(b)(ii) for all previous taxable years; and

(iii)    Third, the balance, if any, 100% to the Unitholders, in accordance with their respective Percentage Interests.

(b)    Net Losses.  After giving effect to the special allocations set forth in Section 6.1(d), Net Losses for each taxable period and all items of income, gain, loss and deduction taken into account in computing Net Losses for such taxable period shall be allocated as follows:

(i)    First, 100% to the Unitholders, in accordance with their respective Percentage Interests, until the aggregate Net Losses allocated pursuant to this Section 6.1(b)(i) for the current taxable year and all previous taxable years is equal to the aggregate Net Income allocated to such Partners pursuant to Section 6.1(a)(iii) for all previous taxable years, provided that the Net Losses shall not be allocated pursuant to this Section 6.1(b)(i) to the extent that such allocation would cause any Unitholder holding Limited Partner Units to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account);

(ii)    Second, 100% to the Unitholders, in accordance with their respective Percentage Interests; provided, that Net Losses shall not be allocated pursuant to this Section 6.1(b)(ii) to the extent that such allocation would cause any Unitholder holding Limited Partner Units to have a deficit balance in its Adjusted Capital Account at the end of such taxable year (or increase any existing deficit balance in its Adjusted Capital Account); and

(iii)    Third, the balance, if any, 100% to the General Partner.

(c)    Net Termination Gains and Losses.  After giving effect to the special allocations set forth in Section 6.1(d), all items of income, gain, loss and deduction taken into account in computing Net Termination Gain or Net Termination Loss for such taxable period shall be allocated in the same manner as such Net Termination Gain or Net Termination Loss is allocated hereunder. All allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 and after all distributions of Available Cash provided under Sections 6.4 and 6.5 have been made; provided, however, that solely for purposes of this Section 6.1(c), Capital Accounts shall not be adjusted for distributions made pursuant to Section 12.4.

(i)    If a Net Termination Gain is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Gain shall be allocated among the Partners in the following manner (and the Capital Accounts of the Partners shall be increased by the amount so allocated in each of the following subclauses, in the order listed, before an allocation is made pursuant to the next succeeding subclause):

(A)    First, to each Partner having a deficit balance in its Capital Account, in the proportion that such deficit balance bears to the total deficit balances in the Capital Accounts of all Partners, until each such Partner has been allocated Net Termination Gain equal to any such deficit balance in its Capital Account;

(B)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the “Unpaid MQD”) and (3) any then existing Cumulative Common Unit Arrearage;

(C)    Third, if such Net Termination Gain is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Initial Unit Price, determined for the taxable year (or portion thereof) to which this allocation of gain relates, and (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

(D)    Fourth, 100% to all Unitholders in accordance with their respective Percentage Interests, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Initial Unit Price, (2) the Unpaid MQD, (3) any then existing Cumulative Common Unit Arrearage, and (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1), (2), (3) and (4) is hereinafter defined as the “First Liquidation Target Amount”);

(E)    Fifth, (x) to the General Partner in accordance with its Percentage Interest, (y) 13% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (E), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, and (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) and (2) is hereinafter defined as the “Second Liquidation Target Amount”);

(F)    Sixth, (x) to the General Partner in accordance with its Percentage Interest, (y) 23% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (F), until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the Second Liquidation Target Amount, and (2) the excess of (aa) the Third Target Distribution less the Second Target Distribution for each Quarter of the Partnership’s existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(vi) and 6.4(b)(iv) (the sum of (1) and (2) is hereinafter defined as the “Third Liquidation Target Amount”); and

(G)    Finally, (x) to the General Partner in accordance with its Percentage Interest, (y) 48% to the holders of the Incentive Distribution Rights, Pro Rata, and (z) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (x) and (y) of this clause (G).

(ii)    If a Net Termination Loss is recognized (or deemed recognized pursuant to Section 5.5(d)), such Net Termination Loss shall be allocated among the Partners in the following manner:

(A)    First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero;

(B)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero; and

(C)    Third, the balance, if any, 100% to the General Partner.

(d)    Special Allocations.  Notwithstanding any other provision of this Section 6.1, the following special allocations shall be made for such taxable period:

(i)    Partnership Minimum Gain Chargeback.  Notwithstanding any other provision of this Section 6.1, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable period, each Partner shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provision. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d) with respect to such taxable period (other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii)). This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii)    Chargeback of Partner Nonrecourse Debt Minimum Gain.  Notwithstanding the other provisions of this Section 6.1 (other than Section 6.1(d)(i)), except as provided in Treasury Regulation Section 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership taxable period, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such period (and, if necessary, subsequent periods) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii), or any successor provisions. For purposes of this Section 6.1(d), each Partner’s Adjusted Capital Account balance shall be determined, and the allocation of income or gain required hereunder shall be effected, prior to the application of any other allocations pursuant to this Section 6.1(d), other than Section 6.1(d)(i) and other than an allocation pursuant to Sections 6.1(d)(vi) and 6.1(d)(vii), with respect to such taxable period. This Section 6.1(d)(ii) is intended to comply with the chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii)    Priority Allocations.

(A)    If the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Limited Partner Units for a taxable year is greater (on a per Unit basis) than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Limited Partner Units (on a per Unit basis), then (1) each Unitholder receiving such greater cash or property distribution shall be allocated gross income in an amount equal to the product of (aa) the amount by which the distribution (on a per Limited Partner Unit basis) to such Unitholder exceeds the distribution (on a per Limited Partner Unit basis) to the Unitholders receiving the smallest distribution and (bb) the number of Limited Partner Units owned by the Unitholder receiving the greater distribution; and (2) the General Partner shall be allocated gross income in an aggregate amount equal to the product obtained by multiplying (aa) the quotient determined by dividing (x) the General Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs by (y) the sum of 100 less the General

Partner’s Percentage Interest at the time in which the greater cash or property distribution occurs times (bb) the sum of the amounts allocated in clause (1) above.

(B)    After the application of Section 6.1(d)(iii)(A), all or any portion of the remaining items of Partnership gross income or gain for the taxable period, if any, shall be allocated (1) to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount of such items allocated to the holders of Incentive Distribution Rights pursuant to this paragraph 6.1(d)(iii)(B) for the current taxable year and all previous taxable years is equal to the cumulative amount of all Incentive Distributions made to the holders of Incentive Distribution Rights from the Closing Date to a date 45 days after the end of the current taxable year; and (2) to the General Partner an amount equal to the product of (aa) an amount equal to the quotient determined by dividing (x) the General Partner’s Percentage Interest by (y) the sum of 100 less the General Partner’s Percentage Interest times (bb) the sum of the amounts allocated in clause (1) above.

(iv)    Qualified Income Offset.  In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustments, allocations or distributions as quickly as possible unless such deficit balance is otherwise eliminated pursuant to Section 6.1(d)(i) or (ii).

(v)    Gross Income Allocations.  In the event any Partner has a deficit balance in its Capital Account at the end of any Partnership taxable period in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be specially allocated items of Partnership gross income and gain in the amount of such excess as quickly as possible; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement.

(vi)    Nonrecourse Deductions.  Nonrecourse Deductions for any taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines that the Partnership’s Nonrecourse Deductions should be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the other Partners, to revise the prescribed ratio to the numerically closest ratio that does satisfy such requirements.

(vii)    Partner Nonrecourse Deductions.  Partner Nonrecourse Deductions for any taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated between or among such Partners in accordance with the ratios in which they share such Economic Risk of Loss.

(viii)    Nonrecourse Liabilities.  For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

(ix)    Code Section 754 Adjustments.  To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

(x)    Economic Uniformity.  At the election of the General Partner with respect to any taxable period ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of Partnership gross income or gain for such taxable period, after taking into account allocations pursuant to Section 6.1(d)(iii), shall be allocated 100% to each Partner holding Subordinated Units that are Outstanding as of the termination of the Subordination Period (“Final Subordinated Units”) in the proportion of the number of Final Subordinated Units held by such Partner to the total number of Final Subordinated Units then Outstanding, until each such Partner has been allocated an amount of gross income or gain that increases the Capital Account maintained with respect to such Final Subordinated Units to an amount equal to the product of (A) the number of Final Subordinated Units held by such Partner and (B) the Per Unit Capital Amount for a Common Unit. The purpose of this allocation is to establish uniformity between the Capital Accounts underlying Final Subordinated Units and the Capital Accounts underlying Common Units held by Persons other than the General Partner and its Affiliates immediately prior to the conversion of such Final Subordinated Units into Common Units. This allocation method for establishing such economic uniformity will be available to the General Partner only if the method for allocating the Capital Account maintained with respect to the Subordinated Units between the transferred and retained Subordinated Units pursuant to Section 5.5(c)(ii) does not otherwise provide such economic uniformity to the Final Subordinated Units.

(xi)    Curative Allocation.

(A)    Notwithstanding any other provision of this Section 6.1, other than the Required Allocations, the Required Allocations shall be taken into account in making the Agreed Allocations so that, to the extent possible, the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to the Required Allocations and the Agreed Allocations, together, shall be equal to the net amount of such items that would have been allocated to each such Partner under the Agreed Allocations had the Required Allocations and the related Curative Allocation not otherwise been provided in this Section 6.1. Notwithstanding the preceding sentence, Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain. Allocations pursuant to this Section 6.1(d)(xi)(A) shall only be made with respect to Required Allocations to the extent the General Partner determines that such allocations will otherwise be inconsistent with the economic agreement among the Partners. Further, allocations pursuant to this Section 6.1(d)(xi)(A) shall be deferred with respect to allocations pursuant to clauses (1) and (2) hereof to the extent the General Partner determines that such allocations are likely to be offset by subsequent Required Allocations.

(B)    The General Partner shall, with respect to each taxable period, (1) apply the provisions of Section 6.1(d)(xi)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations, and (2) divide all allocations pursuant to Section 6.1(d)(xi)(A) among the Partners in a manner that is likely to minimize such economic distortions.

(xii)    Corrective Allocations.  In the event of any allocation of Additional Book Basis Derivative Items or any Book-Down Event or any recognition of a Net Termination Loss, the following rules shall apply:

(A)    In the case of any allocation of Additional Book Basis Derivative Items (other than an allocation of Unrealized Gain or Unrealized Loss under Section 5.5(d) hereof), the General Partner shall allocate additional items of gross income and gain away from the holders of Incentive Distribution Rights to the Unitholders, or additional items of deduction and loss away from the

Unitholders to the holders of Incentive Distribution Rights, to the extent that the Additional Book Basis Derivative Items allocated to the Unitholders exceed their Share of Additional Book Basis Derivative Items. For this purpose, the Unitholders shall be treated as being allocated Additional Book Basis Derivative Items to the extent that such Additional Book Basis Derivative Items have reduced the amount of income that would otherwise have been allocated to the Unitholders under the Partnership Agreement (e.g., Additional Book Basis Derivative Items taken into account in computing cost of goods sold would reduce the amount of book income otherwise available for allocation among the Partners). Any allocation made pursuant to this Section 6.1(d)(xii)(A) shall be made after all of the other Agreed Allocations have been made as if this Section 6.1(d)(xii) were not in this Agreement and, to the extent necessary, shall require the reallocation of items that have been allocated pursuant to such other Agreed Allocations.

(B)    In the case of any negative adjustments to the Capital Accounts of the Partners resulting from a Book-Down Event or from the recognition of a Net Termination Loss, such negative adjustment (1) shall first be allocated, to the extent of the Aggregate Remaining Net Positive Adjustments, in such a manner, as determined by the General Partner, that to the extent possible the aggregate Capital Accounts of the Partners will equal the amount that would have been the Capital Account balance of the Partners if no prior Book-Up Events had occurred, and (2) any negative adjustment in excess of the Aggregate Remaining Net Positive Adjustments shall be allocated pursuant to Section 6.1(c) hereof.

(C)    In making the allocations required under this Section 6.1(d)(xii), the General Partner may apply whatever conventions or other methodology it determines will satisfy the purpose of this Section 6.1(d)(xii).

Section 6.2    Allocations for Tax Purposes.

(a)    Except as otherwise provided herein, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Section 6.1.

(b)    In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, depreciation, amortization and cost recovery deductions shall be allocated for federal income tax purposes among the Partners as follows:

(i)    (A) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners in the manner provided under Section 704(c) of the Code that takes into account the variation between the Agreed Value of such property and its adjusted basis at the time of contribution; and (B) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(ii)    (A) In the case of an Adjusted Property, such items shall (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Section 5.5(d)(i) or 5.5(d)(ii), and (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 6.2(b)(i)(A); and (B) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner as its correlative item of “book” gain or loss is allocated pursuant to Section 6.1.

(iii)    The General Partner shall apply the principles of Treasury Regulation Section 1.704-3(d) to eliminate Book-Tax Disparities.

(c)    For the proper administration of the Partnership and for the preservation of uniformity of the Limited Partner Interests (or any class or classes thereof), the General Partner shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including gross income) or deductions; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof). The General Partner may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.2(c) only if such conventions, allocations or amendments would not have a material adverse effect on the Partners, the holders of any class or classes of Limited Partner Interests issued and Outstanding or the Partnership, and if such allocations are consistent with the principles of Section 704 of the Code.

(d)    The General Partner may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code attributable to unrealized appreciation in any Adjusted Property (to the extent of the unamortized Book-Tax Disparity) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership’s common basis of such property, despite any inconsistency of such approach with Treasury Regulation Section 1.167(c)-l(a)(6) or any successor regulations thereto. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership’s property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions to preserve the uniformity of the intrinsic tax characteristics of any Limited Partner Interests, so long as such conventions would not have a material adverse effect on the Limited Partners or the Record Holders of any class or classes of Limited Partner Interests.

(e)    Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible, after taking into account other required allocations of gain pursuant to this Section 6.2, be characterized as Recapture Income in the same proportions and to the same extent as such Partners (or their predecessors in interest) have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

(f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code that may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted (in the manner determined by the General Partner) to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

(g)    Each item of Partnership income, gain, loss and deduction, for federal income tax purposes, shall be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, such items for the period beginning on the Closing Date and ending on the last day of the month in which the Option Closing Date or the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

(h)    Allocations that would otherwise be made to a Limited Partner under the provisions of this Article VI shall instead be made to the beneficial owner of Limited Partner Interests held by a nominee in any case in which the nominee has furnished the identity of such owner to the Partnership in accordance with Section 6031(c) of the Code or any other method determined by the General Partner.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

(a)    Within 45 days following the end of each Quarter commencing with the Quarter ending on December 31, 2005, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be “Capital Surplus.” All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

(b)    Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

(c)    The General Partner may treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

(d)    Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Distributions of Available Cash from Operating Surplus.

(a)    During Subordination Period. Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise contemplated by Section 5.6 in respect of other Partnership Securities issued pursuant thereto:

(i)    First, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

(iii)    Third, (x) to the General Partner in accordance with its Percentage Interest and (y) to all Unitholders holding Subordinated Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(iv)    Fourth, to the all Unitholders, in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(v)    Fifth, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner

Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v) until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(vi)    Sixth, (A) to the General Partner in accordance with its Percentage Interest, (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this subclause (vi), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(vii)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (vii);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vii).

(b)    After Subordination Period. Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

(i)    First, 100% to all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

(ii)    Second, 100% to all Unitholders in accordance with their respective Percentage Interests, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

(iii)    Third, (A) to the General Partner in accordance with its Percentage Interest; (B) 13% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (iii), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter;

(iv)    Fourth, (A) to the General Partner in accordance with its Percentage Interest; (B) 23% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclause (A) and (B) of this clause (iv), until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Third Target Distribution over the Second Target Distribution for such Quarter; and

(v)    Thereafter, (A) to the General Partner in accordance with its Percentage Interest; (B) 48% to the holders of the Incentive Distribution Rights, Pro Rata; and (C) to all Unitholders holding Limited Partner Units, their Pro Rata share of a percentage equal to 100% less the sum of the percentages applicable to subclauses (A) and (B) of this clause (v);

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution, the Second Target Distribution and the Third Target Distribution have been reduced to zero pursuant to the second sentence of

Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(v).

Section 6.5    Distributions of Available Cash from Capital Surplus.

Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 100% to the Unitholders in accordance with their respective Percentage Interests, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed (A) to the General Partner in accordance with its Percentage Interest and (B) to all Unitholders holding Common Units, their Pro Rata share of a percentage equal to 100% less the General Partner’s Percentage Interest, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

(a)    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Third Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.9. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Initial Unit Price of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Initial Unit Price of the Common Units immediately prior to giving effect to such distribution.

(b)    The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7    Special Provisions Relating to the Holders of Subordinated Units.

(a)    Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.7, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(c).

(b)    A Unitholder shall not be permitted to transfer a Subordinated Unit or a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 (other than a transfer to an Affiliate) if the remaining balance in the transferring Unitholder’s Capital Account with respect to the retained Subordinated Units or Retained Converted Subordinated Units would be negative after giving effect to the allocation under Section 5.5(c)(ii)(B).

(c)    A Unitholder holding a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.7 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person that is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit. In connection with the condition imposed by this Section 6.7(c), the General Partner may take whatever steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii), 6.1(d)(x) and 6.7(b); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9    Entity-Level Taxation.

If legislation is enacted or the interpretation of existing language is modified by a court of competent jurisdiction so that a Group Member is treated as an association taxable as a corporation or is otherwise subject to an entity-level tax for federal, state or local income tax purposes, then the General Partner shall estimate for each Quarter the Partnership Group’s aggregate liability (the “Estimated Incremental Quarterly Tax Amount”) for all such income taxes that are payable by reason of any such new legislation or interpretation; provided that any difference between such estimate and the actual tax liability for such Quarter that is owed by reason of any such new legislation or interpretation shall be taken into account in determining the Estimated Incremental Quarterly Tax Amount with respect to each Quarter in which any such difference can be determined. For each such Quarter, the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution, shall be the product obtained by multiplying (a) the amounts therefor that are set out herein prior to the application of this Section 6.9 times (b) the quotient obtained by dividing (i) Available Cash with respect to such Quarter by (ii) the sum of Available Cash with respect to such Quarter and the Estimated Incremental Quarterly Tax Amount for such Quarter, as determined by the General Partner. For purposes of the foregoing, Available Cash with respect to a Quarter will be deemed reduced by the Estimated Incremental Quarterly Tax Amount for that Quarter.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

(a)    The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or that are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

(i)    the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

(ii)    the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

(iii)    the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3 and Article XIV);

(iv)    the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of any Group Member; and the making of capital contributions to any Group Member;

(v)    the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

(vi)    the distribution of Partnership cash;

(vii)    the selection and dismissal of employees (including employees having titles such as “president,” “vice president,” “secretary” and “treasurer”) and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

(viii)    the maintenance of insurance for the benefit of the Partnership Group, the Partners and Indemnitees;

(ix)    the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

(x)    the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

(xi)    the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

(xii)    the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

(xiii)    the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of options, rights, warrants and appreciation rights relating to Partnership Securities;

(xiv)    the undertaking of any action in connection with the Partnership’s participation in any Group Member; and

(xv)    the entering into of agreements with any of its Affiliates to render services to a Group Member or to itself in the discharge of its duties as General Partner of the Partnership.

(b)    Notwithstanding any other provision of this Agreement, any Group Member Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of this Agreement and the Group Member Agreement of each other Group Member, the Underwriting Agreement, the Contribution Agreement and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV) shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    Certificate of Limited Partnership.

The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents that the General Partner determines to be necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent the General Partner determines such action to be necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner’s Authority.

Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership’s Subsidiaries) without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership Group and shall not apply to any forced sale of any or all of the assets of the Partnership Group pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4    Reimbursement of the General Partner.

(a)    Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

(b)    The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership Group (including salary, bonus, incentive compensation and other amounts paid to any Person, including Affiliates of the General Partner to perform services for the Partnership Group or for the General Partner in the discharge of its duties to the Partnership Group and including overhead allocated to the Partnership by Affiliates of the General Partner consistent with then-applicable accounting and allocation methodologies generally permitted by FERC for rate-making purposes (or in the absence of then-applicable methodologies permitted by FERC, consistent with the most-recently applicable methodologies) and past business practices), and (ii) all other expenses allocable to the Partnership Group or otherwise incurred by the General Partner in connection with operating the Partnership Group’s business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership Group. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7. The allocation of overhead to the Partnership by Affiliates of the General Partner consistent with then-applicable accounting and allocation methodologies generally permitted by FERC for rate-making purposes (or in the absence of then-applicable methodologies permitted by FERC, consistent with the most-recently applicable methodologies) and past business practices shall be deemed to be fair and reasonable to the Partnership.

(c)    The General Partner, without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner or its Affiliates, or any Group Member or its Affiliates, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner’s General Partner Interest pursuant to Section 4.6.

Section 7.5    Outside Activities.

(a)    After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member.

(b)    Each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty expressed or implied by law to any Group Member or any Partner or Assignee. None of any Group Member, any Limited Partner or any other Person shall have any rights by virtue of this Agreement, any Group Member Agreement, or the partnership relationship established hereby in any business ventures of any Indemnitee.

(c)    Subject to the terms of Section 7.5(a) and Section 7.5(b), but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of any fiduciary duty or any other obligation of any type whatsoever of the General Partner or of any Indemnitee for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) the Indemnitees shall have no obligation hereunder or as a result of any duty expressed or implied by law to present business opportunities to the Partnership.

(d)    The General Partner and each of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise, at their option, all rights relating to all Units or other Partnership Securities acquired by them. The term “Affiliates” when used in this Section 7.5(d) with respect to the General Partner shall not include any Group Member.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership or Group Members.

(a)    The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm’s-length basis (without reference to the lending party’s financial abilities or guarantees), all as determined by the General Partner. The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term “Group Member” shall include any Affiliate of a Group Member that is controlled by the Group Member.

(b)    The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions determined by the General Partner. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

(c)    No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty, expressed or implied, of the General Partner or its Affiliates to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (i) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed the General Partner’s Percentage Interest of the total amount distributed to all partners or (ii) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

Section 7.7    Indemnification.

(a)    To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that the Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Indemnitee is seeking indemnification pursuant to this Section 7.7, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreement (other than obligations incurred by the General Partner on behalf of the Partnership). Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

(b)    To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to a determination that the Indemnitee is not entitled to be indemnified upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

(c)    The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee’s capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

(d)    The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against, or expense that may be incurred by, such Person in connection with the Partnership’s activities or such Person’s activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e)    For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute “fines” within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the best interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose that is in the best interests of the Partnership.

(f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

(g)    An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(h)    The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

(i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission of an Indemnitee unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, the Indemnitee acted in bad faith or engaged in fraud, willful misconduct or, in the case of a criminal matter, acted with knowledge that the Indemnitee’s conduct was criminal.

(b)    Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

(c)    To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership’s business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement.

(d)    Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the Indemnitees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties.

(a)    Unless otherwise expressly provided in this Agreement or any Group Member Agreement, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, any Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of any Group Member Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action in respect of such conflict of interest is (i) approved by Special Approval, (ii) approved by the vote of a majority of the Common Units (excluding Common Units owned by the General Partner and its Affiliates), (iii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iv) fair and reasonable to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution, and the General Partner may also adopt a resolution or course of action that has not received Special Approval. If Special

Approval is not sought and the Board of Directors of the General Partner determines that the resolution or course of action taken with respect to a conflict of interest satisfies either of the standards set forth in clauses (iii) or (iv) above, then it shall be presumed that, in making its decision, the Board of Directors acted in good faith, and in any proceeding brought by any Limited Partner or Assignee or by or on behalf of such Limited Partner or Assignee or any other Limited Partner or Assignee or the Partnership challenging such approval, the Person bringing or prosecuting such proceeding shall have the burden of overcoming such presumption. Notwithstanding anything to the contrary in this Agreement or any duty otherwise existing at law or equity, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners and shall not constitute a breach of this Agreement.

(b)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its capacity as the general partner of the Partnership as opposed to in its individual capacity, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then, unless another express standard is provided for in this Agreement, the General Partner, or such Affiliates causing it to do so, shall make such determination or take or decline to take such other action in good faith and shall not be subject to any other or different standards imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith” for purposes of this Agreement, the Person or Persons making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of the Partnership.

(c)    Whenever the General Partner makes a determination or takes or declines to take any other action, or any of its Affiliates causes it to do so, in its individual capacity as opposed to in its capacity as the general partner of the Partnership, whether under this Agreement, any Group Member Agreement or any other agreement contemplated hereby or otherwise, then the General Partner, or such Affiliates causing it to do so, are entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee, and the General Partner, or such Affiliates causing it to do so, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. By way of illustration and not of limitation, whenever the phrase, “at the option of the General Partner,” or some variation of that phrase, is used in this Agreement, it indicates that the General Partner is acting in its individual capacity. For the avoidance of doubt, whenever the General Partner votes or transfers its Units, General Partner Units or Incentive Distribution Rights, as appropriate, or refrains from voting or transferring its Units, General Partner Units or Incentive Distribution Rights, as appropriate, it shall be acting in its individual capacity. The General Partner’s organizational documents may provide that determinations to take or decline to take any action in its individual, rather than representative, capacity may or shall be determined by its members, if the General Partner is a limited liability company, stockholders, if the General Partner is a corporation, or the members or stockholders of the General Partner’s general partner, if the General Partner is a limited partnership.

(d)    Notwithstanding anything to the contrary in this Agreement, the General Partner and its Affiliates shall have no duty or obligation, express or implied, to (i) sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business or (ii) permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use. Any determination by the General Partner or any of its Affiliates to enter into such contracts shall be at its option.

(e)    Except as expressly set forth in this Agreement, neither the General Partner nor any other Indemnitee shall have any duties or liabilities, including fiduciary duties, to the Partnership or any Limited Partner or Assignee and the provisions of this Agreement, to the extent that they restrict, eliminate or otherwise modify the duties and liabilities, including fiduciary duties, of the General Partner or any other Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of the General Partner or such other Indemnitee.

(f)    The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner.

(a)    The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

(b)    The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the advice or opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(c)    The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

Section 7.11    Purchase or Sale of Partnership Securities.

The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

(a)    If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the “Holder”) to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Sections 7.12(a) and 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that the requested registration would be materially detrimental to the Partnership and its Partners because such registration would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to postpone such requested registration for a period of not more than six months after receipt of the Holder’s request, such right pursuant to this Section 7.12(a) or Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(b)    If any Holder holds Partnership Securities that it desires to sell and Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such Holder to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then at the option and upon the request of the Holder, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such shelf registration statement have been sold, a “shelf” registration statement covering the Partnership Securities specified by the Holder on an appropriate form under Rule 415 under the Securities Act, or any similar rule that may be adopted by the Commission; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to Section 7.12(a) and this Section 7.12(b); and provided further, however, that if the Conflicts Committee determines in good faith that any offering under, or the use of any prospectus forming a part of, the shelf registration statement would be materially detrimental to the Partnership and its Partners because such offering or use would (x) materially interfere with a significant acquisition, reorganization or other similar transaction involving the Partnership, (y) require premature disclosure of material information that the Partnership has a bona fide business purpose for preserving as confidential or (z) render the Partnership unable to comply with requirements under applicable securities laws, then the Partnership shall have the right to suspend such offering or use for a period of not more than six months after receipt of the Holder’s request, such right pursuant to Section 7.12(a) or this Section 7.12(b) not to be utilized more than once in any twelve-month period. Except as provided in the preceding sentence, the Partnership shall be deemed not to have used all reasonable efforts to keep the shelf registration statement effective during the applicable period if it voluntarily takes any action that would result in Holders of Partnership Securities covered thereby not being able to offer and sell such Partnership Securities at any time during such period, unless such action is required by applicable law. In connection with any shelf registration pursuant to this Section 7.12(b), the Partnership shall (i) promptly prepare and file (A) such documents as may be necessary to register or qualify the securities subject to such shelf registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such shelf registration, and (B) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such shelf registration on such National Securities Exchange as the Holder shall reasonably request, and (ii) do any and all other acts and things that may be necessary or appropriate to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(d), all costs and expenses of any such shelf registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(c)    If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by any Holder in such registration statement as the Holder shall request; provided, that the Partnership is not required to make any effort or take an action to so include the securities of the Holder once the registration statement becomes or is declared effective by the Commission, including any registration statement providing for the offering from time to time of securities pursuant to Rule 415 of the Securities Act. If the proposed offering pursuant to this Section 7.12(c) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder’s Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(d), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

(d)    If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership’s obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, “Indemnified Persons”) from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(d) as a “claim” and in the plural as “claims”) based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

(e)    The provisions of Section 7.12(a), 7.12(b) and 7.12(c) shall continue to be applicable with respect to the General Partner (and any of the General Partner’s Affiliates) after it ceases to be a general partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(d) shall continue in effect thereafter.

(f)    The rights to cause the Partnership to register Partnership Securities pursuant to this Section 7.12 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such Partnership Securities, provided (i) the Partnership is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Partnership Securities with respect to which such registration rights are being assigned; and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Section 7.12.

(g)    Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person’s present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13    Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of the General Partner authorized by the General Partner to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership’s sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership’s business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.

The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

(a)    As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit as of a date selected by the General Partner, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

(b)    As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available, by any reasonable means (including posting on the Partnership’s website), to each Record Holder of a Unit, as of a date selected by the General Partner, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed or admitted to trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on the basis of the accrual method and the taxable year or years that it is required by law to adopt, from time to time, as determined in good faith by the General Partner. In the event the Partnership is required to use a taxable year other than a year ending on December 31, the General Partner shall use reasonable efforts to change the taxable year of the Partnership to a year ending on December 31. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership’s taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections.

(a)    The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner’s determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

(b)    Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4    Withholding.

Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action that may be required to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including by reason of Section 1446 of the Code), the General Partner may treat the amount withheld as a distribution of cash pursuant to Section 6.3 in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Boardwalk Pipelines Holding Corp. and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Substituted Limited Partners.

By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a properly completed Transfer Application, containing a Taxation Certification, shall, by virtue of such execution and delivery, be an Assignee. Such Assignee shall automatically be admitted to the Partnership as a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person at such time as such transfer is recorded in the books and records of the Partnership, and until so recorded, such transferee shall be an Assignee. The General Partner shall periodically, but no less frequently than on the first Business Day of each calendar quarter, cause any unrecorded transfers of Limited Partner Interests with respect to which a properly completed, duly executed Transfer Application has been received to be recorded in the books and records of the Partnership. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3    Admission of Successor General Partner.

A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6, provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

(a)    A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner:

(i)    evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6,

(ii)    a properly completed Taxation Certification; and

(iii)    such other documents or instruments as may be required by the General Partner to effect such Person’s admission as an Additional Limited Partner.

(b)    Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary or appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

(a)    The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an “Event of Withdrawal”);

(i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

(ii)    The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

(iii)    The General Partner is removed pursuant to Section 11.2;

(iv)    The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

(v)    A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

(vi)    (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

(b)    Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Central Time, on June 30, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners; provided, that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel (“Withdrawal Opinion of Counsel”) that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); (ii) at any time after 12:00 midnight, Central Time, on June 30, 2015, the General Partner voluntarily withdraws by giving at least 90 days’ advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days’ advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, if any, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General

Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner’s withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates) voting as a single class. Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing General Partner and Successor General Partner.

(a)    In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing General Partner shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of the Incentive Distribution Rights (collectively, the “Combined Interest”) in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner), such successor shall have the option, exercisable prior to the effective date of the departure of such Departing General Partner (or, in the event the business of the Partnership is continued, prior to the date the business of the Partnership is continued), to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing General Partner. In either event, the Departing General Partner shall be entitled to receive all reimbursements due such Departing General Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing General Partner or its Affiliates (other than any Group Member) for the benefit of the Partnership or the other Group Members.

For purposes of this Section 11.3(a), the fair market value of the Departing General Partner’s Combined Interest shall be determined by agreement between the Departing General Partner and its successor or, failing agreement within 30 days after the effective date of such Departing General Partner’s departure, by an independent investment banking firm or other independent expert selected by the Departing General Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing General Partner shall designate an independent investment banking firm or other independent expert, the Departing General Partner’s successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing General Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed or admitted to trading, the value of the Partnership’s assets, the rights and obligations of the Departing General Partner and other factors it may deem relevant.

(b)    If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing General Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing General Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing General Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing General Partner to Common Units will be characterized as if the Departing General Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

(c)    If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 (or if the business of the Partnership is continued pursuant to Section 12.2 and the successor General Partner is not the former General Partner) and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to the product of the Percentage Interest of the Departing General Partner and the Net Agreed Value of the Partnership’s assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to its Percentage Interest of all Partnership allocations and distributions to which the Departing General Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner’s admission, the successor General Partner’s interest in all Partnership distributions and allocations shall be its Percentage Interest.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and no Units held by the General Partner and its Affiliates are voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished and (iii) the General Partner will have the right to convert its General Partner Interest and its Incentive Distribution Rights into Common Units or to receive cash in exchange therefor, as provided in Section 11.3.

Section 11.5    Withdrawal of Limited Partners.

No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner’s Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

(a)    an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

(b)    an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

(c)    the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

(d)    at any time there are no Limited Partners, unless the Partnership is continued without dissolution in accordance with the Delaware Act.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing General Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to continue the business of the Partnership on the same terms and conditions set forth in this Agreement by appointing as a successor General Partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

(i)    the Partnership shall continue without dissolution unless earlier dissolved in accordance with this Article XII;

(ii)    if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

(iii)    the successor General Partner shall be admitted to the Partnership as General Partner, effective as of the Event of Withdrawal, by agreeing in writing to be bound by this Agreement; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership nor any Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (to the extent not already so treated or taxed).

Section 12.3    Liquidator.

Upon dissolution of the Partnership, unless the business of the Partnership is continued pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days’ prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3) necessary or appropriate to carry out the duties and functions of the Liquidator hereunder for and during the period of time required to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as determined by the Liquidator, subject to Section 17-804 of the Delaware Act and the following:

(a)    The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may defer liquidation or distribution of the Partnership’s assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership’s assets would be impractical or would cause undue loss to the Partners. The Liquidator may distribute the Partnership’s assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

(b)    Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

(c)    All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendments to be Adopted Solely by the General Partner.

Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

(a)    a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

(b)    admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

(c)    a change that the General Partner determines to be necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(d)    a change that the General Partner determines, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) to be necessary or appropriate to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed or admitted to trading, (iii) to be necessary or appropriate in connection with action taken by the General Partner pursuant to Section 5.9 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(e)    a change in the fiscal year or taxable year of the Partnership and any other changes that the General Partner determines to be necessary or appropriate as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by the Partnership;

(f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(g)    an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

(h)    any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

(i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

(j)    an amendment that the General Partner determines to be necessary or appropriate to reflect and account for the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

(k)    a merger or conveyance pursuant to Section 14.3(d); or

(l)    any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.

Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by the General Partner; provided, however, that the General Partner shall have no duty or obligation to propose any amendment to this Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to propose an amendment, to the fullest extent permitted by law shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. A proposed amendment shall be effective upon its approval by the General Partner and the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

(a)    Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

(b)    Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c) or (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld at its option.

(c)    Except as provided in Section 14.3, and without limitation of the General Partner’s authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

(d)    Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

(e)    Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals. If the General Partner does not set a Record Date, then (a) the Record Date for determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners shall be the close of business on the day next preceding the day on which notice is given, and (b) the Record Date for determining the Limited Partners entitled to give approvals without a meeting shall be the date the first written approval is deposited with the Partnership in care of the General Partner in accordance with Section 13.11.

Section 13.7    Adjournment.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum and Voting.

The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed or admitted to trading, in which case the rule, regulation, guideline or requirement of such National Securities Exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners’ limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Right to Vote and Related Matters.

(a)    Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of “Outstanding”) shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

(b)    With respect to Units that are held for a Person’s account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1    Authority.

The Partnership may merge or consolidate with or into one or more corporations, limited liability companies, statutory trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a partnership (whether general or limited (including a limited liability partnership)), formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation (“Merger Agreement”) in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.

Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior consent of the General Partner; provided, however, that, to the fullest extent permitted by law, the General Partner shall have no duty or obligation to consent to any merger or consolidation of the Partnership and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership, any Limited Partner or Assignee and, in declining to consent to a merger or consolidation, shall not be required to act in good faith or pursuant to any other standard imposed by this Agreement, any Group Member Agreement, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation or at equity. If the General Partner shall determine to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

(a)    the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

(b)    the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the “Surviving Business Entity”);

(c)    the terms and conditions of the proposed merger or consolidation;

(d)    the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity) which the holders of such interests, securities or rights are to receive in exchange for, or upon conversion of their interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust, limited liability company, unincorporated business or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

(e)    a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

(f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of such certificate of merger, the effective time shall be fixed at a date or time certain at or prior to the time of the filing of such certificate of merger and stated therein); and

(g)    such other provisions with respect to the proposed merger or consolidation that the General Partner determines to be necessary or appropriate.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

(a)    Except as provided in Sections 14.3(d) and 14.3(e), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

(b)    Except as provided in Sections 14.3(d) and 14.3(e), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority.

(c)    Except as provided in Sections 14.3(d) and 14.3(e), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

(d)    Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to convert the Partnership or any Group Member into a new limited liability entity, to merge the Partnership or any Group Member into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

(e)    Additionally, notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, without Limited Partner approval, to merge or consolidate the Partnership with or into another entity if (A) the General Partner has received an Opinion of Counsel that the merger or consolidation, as the case may be, would not result in the loss of the limited liability of any Limited Partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (B) the merger or consolidation would not result in an amendment to the Partnership Agreement, other than any amendments that could be adopted pursuant to Section 13.1, (C) the Partnership is the Surviving Business Entity in such merger or consolidation, (D) each Unit outstanding immediately prior to the effective date of the merger or consolidation is to be an identical Unit of the Partnership after the effective date of the merger or consolidation, and (E) the number of Partnership Securities to be issued by the Partnership in such merger or consolidation do not exceed 20% of the Partnership Securities Outstanding immediately prior to the effective date of such merger or consolidation.

Section 14.4    Certificate of Merger.

Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Amendment of Partnership Agreement.

Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (a) effect any amendment to this Agreement or (b) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.5 shall be effective at the effective time or date of the merger or consolidation.

Section 14.6    Effect of Merger.

(a)    At the effective time of the certificate of merger:

(i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

(ii)    the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

(iii)    all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

(iv)    all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

(b)    A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

(a)    Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(c) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(c) is mailed.

(b)    Notwithstanding any other provision of this Agreement, if at any time: (i) the General Partner and its Affiliates hold more than 50% of the total Limited Partner Interests of all classes then Outstanding and (ii) the General Partner receives an Opinion of Counsel that the Partnership’s status as an association not taxable as a corporation and not otherwise subject to an entity-level tax for federal, state or local income tax purposes has or will reasonably likely in the future have a material adverse effect on the maximum applicable rate that can be charged to customers by subsidiaries of the Partnership that are regulated interstate natural gas pipelines, then the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the

Partnership or any Affiliate of the General Partner, exercisable at its option within 90 days of receipt of such opinion, to purchase all, but not less than all, of all Limited Partner Interests then Outstanding held by Persons other than the General Partner and its Affiliates, at a purchase price for each class of Limited Partner Interests equal to the average of the daily Closing Prices per Limited Partner Interest of such class for the 180 consecutive Trading Days immediately prior to the date three days prior to the date that the notice described in Section 15.1(c) is mailed.

(c)    If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a) or (b), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the “Notice of Election to Purchase”) and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class or classes (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date. Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a) or 15.1(b), as applicable) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a) or 15.1(b), as applicable) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

(d)    At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a) or 15.1(b), as applicable, therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2    Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8    Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

Section 16.11    Facsimile Signatures.

The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Partnership on certificates representing Common Units is expressly permitted by this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

BOARDWALK GP, LP

By:	Boardwalk GP, LLC, its general partner

By:
Name: Title:

ORGANIZATIONAL LIMITED PARTNER:

BOARDWALK PIPELINES HOLDING CORPORATION

By:
Name: Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.

BOARDWALK GP, LP

By: Boardwalk GP, LLC, its general partner

By:
Name: Title:

EXHIBIT A

to the First Amended and Restated

Agreement of Limited Partnership of

Boardwalk Pipeline Partners, LP

Certificate Evidencing Common Units

Representing Limited Partner Interests in

Boardwalk Pipeline Partners, LP

No.	Common Units

In accordance with Section 4.1 of the First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, as amended, supplemented or restated from time to time (the “Partnership Agreement”), Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Partnership”), hereby certifies that                      (the “Holder”) is the registered owner of Common Units representing limited partner interests in the Partnership (the “Common Units”) transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 3800 Frederica Street, Owensboro, Kentucky, 42301. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

THE HOLDER OF THIS SECURITY ACKNOWLEDGES FOR THE BENEFIT OF BOARDWALK PIPELINE PARTNERS, LP THAT THIS SECURITY MAY NOT BE SOLD, OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED IF SUCH TRANSFER WOULD (A) VIOLATE THE THEN APPLICABLE FEDERAL OR STATE SECURITIES LAWS OR RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR ANY OTHER GOVERNMENTAL AUTHORITY WITH JURISDICTION OVER SUCH TRANSFER, (B) TERMINATE THE EXISTENCE OR QUALIFICATION OF BOARDWALK PIPELINE PARTNERS, LP UNDER THE LAWS OF THE STATE OF DELAWARE, OR (C) CAUSE BOARDWALK PIPELINE PARTNERS, LP TO BE TREATED AS AN ASSOCIATION TAXABLE AS A CORPORATION OR OTHERWISE TO BE TAXED AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES (TO THE EXTENT NOT ALREADY SO TREATED OR TAXED). BOARDWALK GP, LP, THE GENERAL PARTNER OF BOARDWALK PIPELINE PARTNERS, LP, MAY IMPOSE ADDITIONAL RESTRICTIONS ON THE TRANSFER OF THIS SECURITY IF IT RECEIVES AN OPINION OF COUNSEL THAT SUCH RESTRICTIONS ARE NECESSARY TO AVOID A SIGNIFICANT RISK OF BOARDWALK PIPELINE PARTNERS, LP BECOMING TAXABLE AS A CORPORATION OR OTHERWISE BECOMING TAXABLE AS AN ENTITY FOR FEDERAL INCOME TAX PURPOSES. THE RESTRICTIONS SET FORTH ABOVE SHALL NOT PRECLUDE THE SETTLEMENT OF ANY TRANSACTIONS INVOLVING THIS SECURITY ENTERED INTO THROUGH THE FACILITIES OF ANY NATIONAL SECURITIES EXCHANGE ON WHICH THIS SECURITY IS LISTED OR ADMITTED TO TRADING.

A-A-1

This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	BOARDWALK PIPELINE PARTNERS, LP

Countersigned and Registered by:	By:	Boardwalk GP, LP,
its General Partner

By:	Boardwalk GP, LLC,
its General Partner

By:

as Transfer Agent and Registrar	Name:

By:		By:
	Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM -	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT

TEN ENT -	as tenants by the entireties	Custodian

		(Cust)	(Minor)

JT TEN -	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

Additional abbreviations, though not in the above list, may also be used.

A-A-2

FOR	VALUE RECEIVED, hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifyingnumber of Assignee)

             Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                          as its attorney-in-fact with full power of substitution to transfer the same on the books of Boardwalk Pipeline Partners, LP

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE

GUARANTEED BY AN

ELIGIBLE GUARANTOR

INSTITUTION (BANKS,

STOCKBROKERS, SAVINGS

AND LOAN ASSOCIATIONS

AND CREDIT UNIONS WITH

MEMBERSHIP IN AN

APPROVED SIGNATURE

GUARANTEE MEDALLION

PROGRAM), PURSUANT TO

S.E.C. RULE 17d-15

(Signature) (Signature)

No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been properly completed and executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

A-A-3

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to Boardwalk Pipeline Partners, LP, c/o Boardwalk GP, LP, 3800 Frederica Street, Owensboro, KY, 42301; Attn: CFO, to be admitted as limited partners to Boardwalk Pipeline Partners, LP.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to Boardwalk Pipeline Partners, LP (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.*

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement. This application constitutes a Taxation Certification, as defined in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual	☐ Partnership	☐ Corporation

☐ Trust	☐ Other (specify)

If not an Individual (check one):

☐	the entity is subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation, but it is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation and it is (a) not a pass-through entity or (b) a pass-through entity, but not all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership. Important Note – by checking this box, the Assignee is acknowledging that it is not an Eligible Holder.

*	The Term “Eligible Holder” means (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership; or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership. Schedule I hereto contains a list of various types of investors that are categorized and identified as either “Eligible Holders” or “Non-Eligible Holders.”

A-A-4

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity

☐	Foreign Corporation ☐ Non-resident Alien

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1.	I am not a non-resident alien for purposes of U.S. income taxation.

2.	My U.S. taxpayer identification number (Social Security Number) is .

3.	My home address is .

B.	Partnership, Corporation or Other Interestholder

1.	is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.	The interestholder’s U.S. employer identification number is .

3.	The interestholder’s office address and place of incorporation (if applicable) is .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

A-A-5

SCHEDULE I

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.)

•	Corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI”

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders* or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders*

*	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

A-A-6

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

Transferees of Common Units must execute and deliver this application to Boardwalk Pipeline Partners, LP, c/o Boardwalk GP, LP, 3800 Frederica Street, Owensboro, KY, 42301; Attn: CFO, to be admitted as limited partners to Boardwalk Pipeline Partners, LP.

The undersigned (“Assignee”) hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby and hereby certifies to Boardwalk Pipeline Partners, LP (the “Partnership”) that the Assignee (including to the best of Assignee’s knowledge, any person for whom the Assignee will hold the Common Units) is an Eligible Holder.*

The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of the Partnership, as amended, supplemented or restated to the date hereof (the “Partnership Agreement”), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee’s attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee’s admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement. This application constitutes a Taxation Certification, as defined in the Partnership Agreement.

Date:

Social Security or other identifying number of Assignee	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

☐ Individual        ☐ Partnership        ☐ Corporation

☐ Trust    ☐ Other (specify)

If not an Individual (check one):

☐	the entity is subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation, but it is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership;

☐	the entity is not subject to United States federal income taxation and it is (a) not a pass-through entity or (b) a pass-through entity, but not all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership. Important Note—by checking this box, the Assignee is contradicting its certification that it is an Eligible Holder.

*	The Term “Eligible Holder” means (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership; or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership. Schedule I hereto contains a list of various types of investors that are categorized and identified as either “Eligible Holders” or “Non-Eligible Holders.”

Nationality (check one):

☐	U.S. Citizen, Resident or Domestic Entity ☐ Non-resident Alien

☐	Foreign Corporation

If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the “Code”), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder’s interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.	Individual Interestholder

1. I am not a non-resident alien for purposes of U.S. income taxation.

2. My U.S. taxpayer identification number (Social Security Number) is                                 .

3. My home address is                                                  .

B.	Partnership, Corporation or Other Interestholder

1. The interestholder is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2. The interestholder’s U.S. employer identification number is                                 .

3. The interestholder’s office address and place of incorporation (if applicable) is                                 .

The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

The interestholder understands that this certificate may be disclosed to the Internal Revenue Service and the Federal Energy Regulatory Commission by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

Under penalties of perjury, I declare that I have examined this certification and, to the best of my knowledge and belief, it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder

Signature and Date

Title (if applicable)

Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee’s knowledge.

SCHEDULE I

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.)

•	Corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI”

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders* or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders*

*	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

APPENDIX C

CERTIFICATION FORM FOR NON-INDIVIDUAL INVESTORS

As described in this Prospectus, dated                         , 2005, only Eligible Holders (as defined on Schedule I hereto) may purchase common units in the Partnership’s proposed initial public offering (“IPO”). In order to comply with this requirement, all potential investors that are not natural persons, including institutions, partnerships and trusts (“Non-individual Investors”), must complete this Certification Form.

•	If you have an institutional sales account with either Citigroup Global Markets Inc. or Lehman Brothers Inc., you should fax signed forms to by pm Eastern time on , 2005 (the “Return Date”).

•	If you have any other type of brokerage account with any of the broker-dealers on page 2, you should fax signed forms to your retail broker or financial advisor.

Non-individual Investors who do not complete and return this form by the Return Date will not be allocated units in this offering.

1. Acknowledgement and Consent to Forward this Certification Form. The undersigned Non-individual Investor acknowledges and understands that an underwriter who receives this Certification Form may forward it to the Partnership and/or the transfer agent for the Common Units. Accordingly, the undersigned hereby grants its consent for Citigroup Global Markets Inc., Lehman Brothers Inc. or any underwriter listed on page 2 to forward this Certification Form to the Partnership and/or the transfer agent for the Common Units.

2. Acknowledgement of Obligation to Complete a Transfer Application. The undersigned Non-individual Investor further acknowledges that, if it purchases Common Units in the IPO, it must complete a Transfer Application in the form included as Appendix B to the Prospectus and deliver it to the address as instructed on the Transfer Application. The undersigned Non-individual Investor further acknowledges that no underwriter or affiliate of an underwriter has any responsibility or obligation to complete or deliver a Transfer Application on behalf of the undersigned.

3. Certification as to Tax Status. The undersigned Non-individual Investor hereby certifies that it is either (check one):

☐	an entity that is subject to United States federal income taxation on the income generated by the Partnership; or

☐	an entity that is not subject to United States federal income taxation, but is a pass-through entity and all of its beneficial owners are subject to United States federal income taxation on the income generated by the Partnership.

Signing this form shall not obligate the undersigned Non-individual Investor to provide or share any tax-related information with the Partnership, the transfer agent or any underwriter in connection with the purchase and sale of common units in the IPO.

Executed this             day of             , 2005.

(Name of Entity)

By:
Name:
Title:

NON-INDIVIDUAL INVESTOR RETAIL BROKER DEALERS

Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”)

Facsimile No.:

Lehman Brothers Private Wealth Management

Facsimile No.:

Goldman, Sachs & Co.

Facsimile No.:

Merrill Lynch & Co.

Facsimile No.:

Morgan Stanley

Facsimile No.:

UBS Investment Bank

Facsimile No.:

Wachovia Securities

Facsimile No.:

A.G. Edwards

Facsimile No.:

Deutsche Bank Securities

Facsimile No.:

KeyBanc Capital Markets

Facsimile No.:

Raymond James

Facsimile No.:

RBC Capital Markets

Facsimile No.:

SCHEDULE I

An “Eligible Holder” is (a) an individual or entity subject to United States federal income taxation on the income generated by the Partnership or (b) an entity not subject to United States federal income taxation on the income generated by the Partnership, so long as all of the entity’s owners are subject to United States federal income taxation on the income generated by the Partnership. Set forth below is a list of various types of investors that are categorized and identified as Eligible Holders, Potentially Eligible Holders or Non-Eligible Holders.

Eligible Holders

The following are considered Eligible Holders:

•	Individuals (U.S. or non-U.S.)

•	Corporations (U.S. or non-U.S.)

•	Tax exempt organizations subject to tax on unrelated business taxable income or “UBTI”

•	S corporations with shareholders that are individuals, trusts or tax exempt organizations subject to tax on UBTI

Potentially Eligible Holders

The following are considered Eligible Holders, unless the bracketed information applies:

•	Partnerships (unless its partners include mutual funds, real estate investment trusts or “REITs,” governmental entities and agencies, S corporations with ESOP shareholders[1] or other partnerships with such partners)

•	Trusts (unless beneficiaries are not subject to tax)

Non-Eligible Holders

The following are not considered Eligible Holders:

•	Mutual Funds

•	REITs

•	Governmental entities and agencies

•	S corporations with ESOP shareholders[1]

[1]	“S corporations with ESOP shareholders” are S corporations with shareholders that include employee stock ownership plans.

APPENDIX D

GLOSSARY OF TERMS

adjusted operating surplus: For any period, operating surplus generated during that period is adjusted to:

(a) decrease operating surplus by:

(1) any net increase in working capital borrowings with respect to that period; and

(2) any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; and

(b) increase operating surplus by:

(1) any net decrease in working capital borrowings with respect to that period; and

(2) any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus does not include that portion of operating surplus included in clauses (a)(1) and (a)(2) of the definition of operating surplus.

available cash: For any quarter ending prior to liquidation:

(a) the sum of:

(1) all cash and cash equivalents of Boardwalk Pipeline Partners, LP and its subsidiaries on hand at the end of that quarter; and

(2) all additional cash and cash equivalents of Boardwalk Pipeline Partners, LP and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

(b) less the amount of cash reserves established by our general partner to:

(1) provide for the proper conduct of the business of Boardwalk Pipeline Partners, LP and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Boardwalk Pipeline Partners, LP and its subsidiaries) after that quarter;

(2) comply with applicable law or any debt instrument or other agreement or obligation to which Boardwalk Pipeline Partners, LP or any of its subsidiaries is a party or its assets are subject; and

(3) provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that our general partner may not establish cash reserves for distributions to the subordinated units unless our general partner has determined that the establishment of reserves will not prevent Boardwalk Pipeline Partners, LP from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Boardwalk Pipeline Partners, LP or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if our general partner so determines.

Bcf: One billion cubic feet of natural gas. We have converted each of the throughput numbers from a heating value to a volumetric number based upon the following conversion factor: 1 Tbtu = 1 Bcf.

Bcf/d: One billion cubic feet of natural gas per day.

Btu: One British thermal unit. When used in terms of volumes, Btu is used to refer to the amount of natural gas required to raise the temperature of one pound of water by one degree Fahrenheit at one atmospheric pressure.

Btu/d: One British thermal unit per day.

capital account: The capital account maintained for a partner under the partnership agreement. The capital account in respect of a general partner unit, a common unit, a subordinated unit, an incentive distribution right or any other partnership interest will be the amount which that capital account would be if that general partner unit, common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Boardwalk Pipeline Partners, LP held by a partner.

capital surplus: All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

closing price: The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way, as reported in the principal consolidated transaction reporting system for securities listed on the principal national securities exchange (other than the Nasdaq Stock Market) on which the units of that class are listed. If the units of that class are not listed on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by our general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by our general partner.

common unit arrearage: The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

current market price: For any class of units listed on any national securities exchange as of any date, the average of the daily closing prices for the respective number of consecutive trading days immediately prior to that date specified in the context thereof.

Eligible Holders: individuals or entities either (a) subject to United States federal income taxation on the income generated by us or (b) in the case of entities that are pass-through entities for United States federal income taxation, all of whose beneficial owners are subject to United States federal income taxation on the income generated by us.

GAAP: Generally accepted accounting principles in the United States.

incentive distribution right: A non-voting limited partner partnership interest issued to our general partner. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

incentive distributions: The distributions of available cash from operating surplus initially made to our general partner in respect of the incentive distribution rights.

interim capital transactions: The following transactions if they occur prior to liquidation:

(a) borrowings, refinancings or refundings of indebtedness (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Boardwalk Pipeline Partners, LP or any of its subsidiaries and sales of any debt securities of Boardwalk Pipeline Partners, LP or any of its subsidiaries;

(b) sales of equity interests by Boardwalk Pipeline Partners, LP or any of its subsidiaries;

(c) sales or other voluntary or involuntary dispositions of any assets of Boardwalk Pipeline Partners, LP or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

local distribution company or LDC: LDCs are companies involved in the delivery of natural gas to consumers within a specific geographic area.

Mcf: One thousand cubic feet of natural gas. We have converted each of the throughput numbers from a heating value number to a volumetric number based upon the following conversion factor: 1 MMBtu = 1 Mcf.

MMBtu: One million British thermal units which is roughly equivalent to one Mcf.

MMcf: One million cubic feet of natural gas.

MMcf/d: One million cubic feet of natural gas per day.

operating expenditures: All expenditures of Boardwalk Pipeline Partners, LP and its subsidiaries, including, but not limited to, taxes, reimbursements of our general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

(a) Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

(b) Operating expenditures will not include:

(1) capital expenditures made for acquisitions or for capital improvements;

(2) payment of transaction expenses relating to interim capital transactions; or

(3) distributions to partners.

Where capital expenditures are made in part for acquisitions or for capital improvements and in part for other purposes, our general partner, with the concurrence of the conflicts committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an operating expenditure in calculating operating surplus.

operating surplus: For any period prior to liquidation, on a cumulative basis and without duplication:

(a) the sum of:

(1) $75 million;

(2) all the cash of Boardwalk Pipeline Partners, LP and its subsidiaries on hand as of the closing date of its initial public offering;

(3) all cash receipts of Boardwalk Pipeline Partners, LP and its subsidiaries for the period beginning on the closing date of the initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions;

(4) interest (after giving effect to the interest rate swap agreements of Boardwalk Pipeline Partners, LP and the subsidiaries) paid on debt incurred by Boardwalk Pipeline Partners, LP and its subsidiaries, and cash distributions paid on the equity securities issued by Boardwalk Pipeline Partners, LP, to finance all or any portion of the construction, expansion or improvement of our facilities during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date it is abandoned or disposed of;

(5) interest (after giving effect to interest rate swap agreements of Boardwalk Pipeline Partners, LP and its subsidiaries) paid on debt incurred by Boardwalk Pipeline Partners, LP and its subsidiaries, and cash distributions paid on the equity securities issued by Boardwalk Pipeline Partners, LP, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects referred to in (4) above; and

(6) all cash receipts of Boardwalk Pipeline Partners, LP and its subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

(b) the sum of:

(1) operating expenditures for the period beginning on the closing date of the initial public offering and ending with the last day of that period; and

(2) the amount of cash reserves established by our general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Boardwalk Pipeline Partners, LP and its subsidiaries or disbursements on behalf of a member of Boardwalk Pipeline Partners, LP and its subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if our general partner so determines.

peak day: The highest level of throughput transported through a pipeline system on any given day.

subordination period: The subordination period will generally extend from the closing of the initial public offering until the second day after:

(a) distributions of available cash from operating surplus on each of the outstanding units equaled or exceeded the sum of the minimum quarterly distributions on all of the units for each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date;

(1) the adjusted operating surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the units that were outstanding during those periods on a fully diluted basis; and

(2) there are no outstanding cumulative common units arrearages;

(b) even if the above tests are not met, the subordination period will end and each subordinated unit will convert to common units if:

(1) the distributions of available cash from operating surplus on each of the outstanding units equaled or exceeded $0.525 per quarter for one consecutive four quarter period immediately preceding the date;

(2) the “adjusted operating surplus” (as defined below) generated during the four quarter period immediately preceding the date equaled or exceeded the sum of $0.525 on each of the outstanding units during that period on a fully diluted basis; and

(3) there are no arrearages in payment of the minimum quarterly distributions on the common units; or

(c) the date on which our general partner is removed as general partner of Boardwalk Pipeline Partners, LP upon the requisite vote by the limited partners under circumstances where cause does not exist and no units held by our general partner and its affiliates are voted in favor of the removal.

TBTu: One trillion British thermal units.

throughput: The volume of natural gas being transported through a pipeline.

units: Refers to the common units and subordinated units.

working capital borrowings: Borrowings used solely for working capital purposes or to pay distributions to partners, made pursuant to a credit facility, commercial paper facility or similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from other than additional working capital borrowings.

working gas: Natural gas storage capacity that can be used for system operations or is available to be sold to the market as firm or interruptible storage capacity or as the storage component of no notice service.

BOARDWALK PIPELINE PARTNERS, LP

15,000,000 Common Units

Representing Limited Partner Interests

PROSPECTUS

                    , 2005

Joint Book-Running Managers

Citigroup

Lehman Brothers

Goldman, Sachs & Co.

Merrill Lynch & Co.

Morgan Stanley

UBS Investment Bank

Wachovia Securities

A.G. Edwards

Deutsche Bank Securities

KeyBanc Capital Markets

Raymond James

RBC Capital Markets

Until                     , 2005 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee		$40,606.50
NASD filing fee		35,000.00
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement—Indemnification” is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

On August 4, 2005, in connection with the formation of the partnership, Boardwalk Pipeline Partners, LP issued (1) to Boardwalk GP, LP the 2% general partner interest in the partnership for $20 and (2) to Boardwalk Pipelines Holding Corp. the 98% limited partner interest in the partnership for $980 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1***	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of Boardwalk Pipeline Partners, LP

3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP (included as Appendix A to the Prospectus)

3.3**	—	Certificate of Limited Partnership of Boardwalk GP, LP

3.4**	—	Agreement of Limited Partnership of Boardwalk GP, LP

3.5**	—	Certificate of Formation of Boardwalk GP, LLC

Exhibit Number		Description
3.6***	—	Form of Amended and Restated Limited Liability Company Agreement of Boardwalk GP, LLC
5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
8.1***	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters
10.1***	—	Form of Credit Agreement
10.2***	—	Form of Contribution, Conveyance and Assumption Agreement
10.3	—	Indenture dated July 15, 1997, between Texas Gas Transmission Corporation (now known as Texas Gas Transmission, LLC) and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 4.1 to Texas Gas Transmission Corporation’s Registration Statement on Form S-3, Registration No. 333-27359, filed on May 19, 1997)
10.4	—	Indenture dated as of May 28, 2003, between TGT Pipeline, LLC (now Boardwalk Pipelines, LLC) and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 3.6 to Boardwalk Pipelines, LLC’s Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)
10.5	—	Indenture dated as of May 28, 2003, between Texas Gas Transmission, LLC and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 3.5 to Boardwalk Pipeline, LLC’s Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)
10.6	—	Indenture dated as of January 18, 2005, between TGT Pipeline, LLC and The Bank of New York, as Trustee, (Incorporated herein by reference to Exhibit 10.1 to Boardwalk Pipelines, LLC’s Current Report on Form 8-K filed on January 24, 2005)
10.7	—	Indenture dated as of January 18, 2005, between Gulf South Pipeline Company, LP and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 10.2 to Boardwalk Pipelines, LLC’s Current Report on Form 8-K filed on January 24, 2005)
21.1**	—	List of Subsidiaries of Boardwalk Pipeline Partners, LP
23.1*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipelines, LLC
23.2*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipeline Partners, LP
23.3*	—	Consent of Deloitte & Touche LLP—Boardwalk GP, LP
23.4*	—	Consent of Deloitte & Touche LLP—Texas Gas Transmission, LLC
23.5*	—	Consent of Ernst & Young LLP—Gulf South Pipeline Company, LP
23.6*	—	Consent of Ernst & Young LLP—Texas Gas Transmission, LLC
23.7**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)
23.8***	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)
24.1**	—	Powers of Attorney

*	Filed herewith.
**	Previously filed.
***	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction of the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with Boardwalk GP, LP, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to Boardwalk GP, LP or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement (No. 333-127578) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Owensboro, State of Kentucky, on October 12, 2005.

BOARDWALK PIPELINE PARTNERS, LP

By:	BOARDWALK GP, LP
its General Partner

By:	BOARDWALK GP, LLC
its General Partner

	By:	/s/ H. Dean Jones II
H. Dean Jones II Co-President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement (No. 333-127578) has been signed below by the following persons in the capacities indicated on October 12, 2005.

Signature	Title

* Rolf A. Gafvert	Co-President and Director (Principal Executive Officer)

/s/ H. Dean Jones II H. Dean Jones II	Co-President and Director (Principal Executive Officer)

* Jamie L. Buskill	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Arthur L. Rebell	Chairman of the Board

* Andrew H. Tisch	Director

* Jonathan E. Nathanson	Director

*By:	/s/ H. Dean Jones II
H. Dean Jones II Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description

1.1***	—	Form of Underwriting Agreement

3.1**	—	Certificate of Limited Partnership of Boardwalk Pipeline Partners, LP

3.2	—	Form of First Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP (included as Appendix A to the Prospectus)

3.3**	—	Certificate of Limited Partnership of Boardwalk GP, LP

3.4**	—	Agreement of Limited Partnership of Boardwalk GP, LP

3.5**	—	Certificate of Formation of Boardwalk GP, LLC

3.6***	—	Form of Amended and Restated Limited Liability Company Agreement of Boardwalk GP, LLC

5.1**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1***	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1***	—	Form of Credit Agreement

10.2***	—	Form of Contribution, Conveyance and Assumption Agreement

10.3	—	Indenture dated July 15, 1997, between Texas Gas Transmission Corporation (now known as Texas Gas Transmission, LLC) and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 4.1 to Texas Gas Transmission Corporation’s Registration Statement on Form S-3, Registration No. 333-27359, filed on May 19, 1997)

10.4	—	Indenture dated as of May 28, 2003, between TGT Pipeline, LLC (now Boardwalk Pipelines, LLC) and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 3.6 to Boardwalk Pipelines, LLC’s Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)

10.5	—	Indenture dated as of May 28, 2003, between Texas Gas Transmission, LLC and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 3.5 to Boardwalk Pipeline, LLC’s Registration Statement No. 333-108693 on Form S-4, filed on September 11, 2003)

10.6	—	Indenture dated as of January 18, 2005, between TGT Pipeline, LLC and The Bank of New York, as Trustee, (Incorporated herein by reference to Exhibit 10.1 to Boardwalk Pipelines, LLC’s Current Report on Form 8-K filed on January 24, 2005)

10.7	—	Indenture dated as of January 18, 2005, between Gulf South Pipeline Company, LP and The Bank of New York, as Trustee (Incorporated herein by reference to Exhibit 10.2 to Boardwalk Pipelines, LLC’s Current Report on Form 8-K filed on January 24, 2005)

21.1**	—	List of Subsidiaries of Boardwalk Pipeline Partners, LP

23.1*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipelines, LLC

23.2*	—	Consent of Deloitte & Touche LLP—Boardwalk Pipeline Partners, LP

23.3*	—	Consent of Deloitte & Touche LLP—Boardwalk GP, LP

23.4*	—	Consent of Deloitte & Touche LLP—Texas Gas Transmission, LLC

23.5*	—	Consent of Ernst & Young LLP—Gulf South Pipeline Company, LP

23.6*	—	Consent of Ernst & Young LLP—Texas Gas Transmission, LLC

23.7**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.8***	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1**	—	Powers of Attorney

*	Filed herewith
**	Previously filed
***	To be filed by amendment.